
06012825

April 14, 2006

SUPPL

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Filing Desk


SEC MAIL PROCESSING
RECEIVED
APR 2 4 2006
WASH, D.C. 199 SECTION

Sumitomo Mitsui Financial Group, Inc. ("SMFG")
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

File No. 82-4395

Dear Sir/Madam:

The following information is being furnished to the U.S. Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act") and consists of information that SMFG (i) has been required to make public pursuant to the laws of Japan, (ii) has filed with the exchanges on which its common stock is listed and which has been made public by such exchanges, or (iii) has distributed to its security holders, during the period from February 1 2006 to March 31 2006.

SMFG hereby confirms that it is not ineligible to use Rule 12g3-2(b) pursuant to Rule 12g3-2(d).

The information set forth is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5) the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that SMFG is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter or you require additional information, please do not hesitate to contact me.

Yours faithfully,

By: 

Takahiro Yazawa
General Manager
Investor Relations Department
Sumitomo Mitsui Financial Group, Inc.
1-2 Yurakucho 1-chome, Chiyoda-ku, Tokyo 100-0006, Japan
Tel:+81 3 5512 4461, Fax:+81 3 5512 4429.

Enclosures

ANNEX A

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED FROM FEBRUARY 1, 2006 TO MARCH 31, 2006

A. ENGLISH LANGUAGE DOCUMENTS

1. Interim Financial Report for fiscal 2005 (Exhibit A1)
   See Annex B for a brief description.

B. JAPANESE LANGUAGE DOCUMENTS

1. Interim Financial Report for fiscal 2005 (Exhibit B1)
   See Annex B for a brief description.

2. Interim Business Report to shareholders for fiscal 2005 (Exhibit B2)
   See Annex B for a brief description.

3. Extraordinary Reports:
   See Annex B for a brief description.

   Extraordinary Report dated March 30, 2006 (Exhibit B3).

4. Public Announcements:

(a) "Financial Results for the Third Quarter ended December 31, 2005" dated February 9, 2006 (Exhibit B4(a)). (summary English translations attached)
(b) "Notice regarding Results of Issuance of New Shares by Third-Party Allocation" dated February 24, 2006 (Exhibit B4(b)).
See Annex B for a brief description.
(c) "Notice regarding Adjustments of Conversion Price and Conversion Floor Price of certain Preferred Stocks issued by Sumitomo Mitsui Financial Group, Inc." dated February 28, 2006 (Exhibit B4(c)). (summary English translations attached)
(d) "JRI to Establish New Company through Corporate Split" dated March 9, 2006 (Exhibit B4(d)). (summary English translations attached)
(e) "Notice regarding the making of SMBC Friend Securities into a wholly-owned subsidiary of SMFG" dated March 30, 2006 (Exhibit B4(e)). (summary English translations attached)
(f) "Strategic Alliance between SMBC Group and Yahoo Japan in Internet Financial Services Business" dated March 30, 2006 (Exhibit B4(f)). (summary English translations attached)
(g) "Notice regarding Change of Representative Directors" dated March 31, 2006 (Exhibit B4(g)). (summary English translations attached)

(*) Documents issued by SMBC, SMFG's wholly-owned subsidiary bank.

########

ANNEX B

Brief Descriptions of Japanese Language Documents

1. Interim Financial Report for fiscal 2005 (Exhibit B1)

   Booklet containing statistical data and narrative description of SMFG, made generally available to the public in Japan.

2. Interim Business Report to shareholders for fiscal 2005 (Exhibit B2)

   Report made available to SMFG's shareholders, containing prescribed data and detailed information in tabular form relating to SMFG's business and operations.

3. Extraordinary Report:

   Report to the Minister of Finance concerning a resolution to make SMBC Friend Securities a wholly-owned subsidiary of SMFG by share exchange subject to regulatory approval. (Exhibit B3)

4. Public Announcement

   (b) "Notice regarding Results of Issuance of New Shares by Third-Party Allocation", press release filed to the Tokyo Stock Exchange on February 24, 2006, announcing the issuance of new shares by third-party allocation, with regard to the press release published on January 6, 2006 (Exhibit B4(b)).

(*) Documents issued by SMBC, SMFG's wholly-owned subsidiary bank.

\# # # # # # # #

SMFG SUMITOMO MITSUI FINANCIAL GROUP

FISCAL YEAR 2005 INTERIM FINANCIAL REPORT

APRIL 1 — SEPTEMBER 30, 2005

SUMITOMO MITSUI FINANCIAL GROUP

SUMITOMO MITSUI BANKING CORPORATION

Our Mission

The Groupwide management philosophy is as follows:

- To provide optimum added value to our customers and together with them achieve growth
- To create sustainable shareholder value through business growth
- To provide a challenging and professionally rewarding work environment for our dedicated employees

Profile (as of September 30, 2005)

Company Name: Sumitomo Mitsui Financial Group, Inc.

Head Office: 1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo 100-0006, Japan

Chairman of the Board: Masayuki Oku (Concurrent President at Sumitomo Mitsui Banking Corporation)

President: Teisuke Kitayama (Concurrent Chairman of the Board at Sumitomo Mitsui Banking Corporation)

Establishment: December 2, 2002

Capital Stock: ¥1,352.6 billion

Business Description:
Management of the affairs of banking subsidiaries (under the stipulations of the Banking Law) and of non-bank subsidiaries, and ancillary functions

Stock Exchange Listings:
Tokyo Stock Exchange (First Section)
Osaka Securities Exchange (First Section)
Nagoya Stock Exchange (First Section)

Shares Issued and Outstanding:

Ordinary Shares:	7,303,472.77
Type 1 Preference Shares:	35,000
Type 2 Preference Shares:	100,000
Type 3 Preference Shares:	695,000
Type 4 Preference Shares (1st series):	4,175
Type 4 Preference Shares (2nd series):	4,175
Type 4 Preference Shares (3rd series):	4,175
Type 4 Preference Shares (4th series):	4,175
Type 4 Preference Shares (5th series):	4,175
Type 4 Preference Shares (6th series):	4,175
Type 4 Preference Shares (7th series):	4,175
Type 4 Preference Shares (8th series):	4,175
Type 4 Preference Shares (9th series):	4,175
Type 4 Preference Shares (10th series):	4,175
Type 4 Preference Shares (11th series):	4,175
Type 4 Preference Shares (12th series):	4,175
Type 6 Preference Shares (1st series):	70,001

Credit Ratings

Credit ratings for applicable companies within SMFG as of January 31, 2006 are as follows:

○ **Sumitomo Mitsui Banking Corporation**

	Long-term	Short-term
Moody's	A1	P–1
S&P	A	A–1
Fitch	A–	F1
R&I	A	a–1
JCR	A+	J–1+

● **Sumitomo Mitsui Card Company, Limited**

	Long-term	Short-term
JCR	A+	J–1+

● **SMBC Leasing Company, Limited**

	Long-term	Short-term
R&I	A	a–1
JCR	A	J–1

CONTENTS

This material contains certain forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may materially differ from those contained in the forward-looking statements as a result of various factors. Important factors that might cause such a material difference include, but are not limited to, those economic conditions referred to in this material as assumptions.

In addition, the following items are among the factors that could cause actual results to differ materially from the forward-looking statements in this material: business conditions in the banking industry, the regulatory environment, new legislation, competition with other financial services companies, changing technology and evolving banking industry standards and similar matters.

Sumitomo Mitsui Financial Group, Inc.
Public Relations Department
1-2, Yurakucho 1-chome, Chiyoda-ku,
Tokyo 100-0006, Japan
TEL: +81-3-5512-3411

Sumitomo Mitsui Banking Corporation
Public Relations Department
1-2, Yurakucho 1-chome, Chiyoda-ku,
Tokyo 100-0006, Japan
TEL: +81-3-3501-1111

February 2006

Printed on recycled paper


SEC
RECEIVED
APR 2 4 2006
WASH., D.C.
199
SECTION



We are pleased to present to you the Interim Report 2005, summarizing our activities and results in the first half of fiscal 2005 and our business policy for the second half of fiscal 2005 and onward.

Our primary mission is to continuously retain our customers' trust, and our shareholders' and the market's confidence in SMFG. In order to realize this mission, all of us at SMFG—directors, officers and employees—will continue to make every effort to quickly and accurately provide new solutions that meet the increasingly diversified and sophisticated needs of our customers, and to further solidify our financial base through greater profitability.

We look forward to your continued support and encouragement as we move forward into the next stage of our development.

February 2006

Masayuki Oku
Chairman of the Board

Teisuke Kitayama
President

Fiscal 2005 First-Half Highlights

Looking at the financial and economic environment in the first half of fiscal 2005, amid rising oil and material prices, the U.S. economy remained firm and the Asian economies continued to grow, led by China, even though major EU economies just managed to stay on a gradual recovery track. Meanwhile, the Japanese economy continued to recover steadily as exports bounced back and corporate earnings and private capital investment continued to grow.

In order to secure a solid profit level in this environment, we further reinforced our Groupwide initiatives in high-profit, high-growth markets in which we have a competitive edge: housing loans and sales of investment trusts and pension-type insurance products in the consumer business; and new-type unsecured loans to small and medium-sized enterprises and investment banking businesses, including collaborations with Daiwa Securities SMBC Co., Ltd., in the corporate business. In addition, we entered into various strategic alliances with leading companies in order to create and strengthen strategic businesses. Last April, we launched a new consumer finance business jointly with Promise Co., Ltd., and entered into an alliance with NTT DoCoMo, Inc. in the credit card business. Moreover, our credit cost decreased substantially due to the "intensive improvement in asset quality" initiative, which was completed last fiscal year. As a result, we greatly exceeded our original earnings forecast for the first half of fiscal 2005, with consolidated ordinary profit of ¥463.7 billion and consolidated net income of ¥392.3 billion.

Fiscal 2005 Second-Half Business Policy

Groupwide initiatives will be implemented to further enhance businesses in the second half of fiscal 2005.

Consumer Business

We will aggressively allocate resources to further reinforce our competitive edge in the consulting business, which includes housing loans and sales of investment products such as investment trusts and pension-type insurance products. Specifically, we will increase the number of SMBC Consulting Plazas and consultants, and expand and improve our product line-up. In the consumer loan business, which was launched under the strategic alliance with Promise, we will boost lending volume by increasing the number of automatic contract machines and promotion activities. The credit card business, which is being developed with Sumitomo Mitsui Card Company, Limited as the core player, will be further enhanced by quickly expanding new businesses under the alliances with NTT DoCoMo and East Japan Railway Company. Moreover, we will continue to improve customer convenience through initiatives such as installing more ATM machines in Tokyo Metro stations, and will strengthen security by enhancing IC cash card functions.

Corporate Business

We will continue to strengthen our highly profitable new-type unsecured loans—such as *Business Select Loans* and *SMBC Crecer Loans*—to small and medium-sized enterprises. We will also further reinforce our ability to provide solutions for corporate revitalization and reorganization, real estate finance and other business areas in which high growth can be expected, as well as in the Group's areas of strength, such as loan syndication and the securitization of monetary claims.

The Group companies will also implement initiatives to strengthen their solution-providing capabilities in their respective fields. SMBC Leasing Company, Limited will reinforce its focus on operating leases and other strategic businesses, and develop new profit opportunities in fields such as trust businesses utilizing lease assets. The Japan Research Institute, Limited will strengthen insourcing of development of core systems and consulting services. In addition, collaboration with Daiwa Securities SMBC will be further promoted to strengthen investment banking and asset management consulting.

International Business

As we expand our business volume in Asia, centering on China, we will simultaneously develop businesses in

emerging markets of Russia, new EU-member countries in Eastern Europe, and countries in Central and South America by establishing offices and leveraging businesses in which the Group is particularly strong, such as project finance. In the U.S. and European markets, we will build up highly liquid and profitable assets in order to improve our capital efficiency.

Treasury Operations

In our treasury operations, we will reinforce our Asset Liability Management, diversify our investment activities and increase the customer order flow to maintain and improve profitability, all underpinned by proper risk management.

Establishment of Solid Corporate Base

We will establish a more sophisticated Groupwide human resource management and compliance framework to support these initiatives.

Further, we will continue to prevent deterioration in our credit portfolio and further reduce our credit cost. Through these efforts, we will grow our bottom-line profit and thereby further reinforce our financial and capital base both in quality and quantity. As for the remaining ¥1.1 trillion in public funds, we aim to accelerate the repayment, earlier than the previous target of repaying by the end of fiscal 2007, subject to regulatory approval.

Sumitomo Mitsui Banking Corporation was issued a cease and desist order last December by the Fair Trade Commission of Japan ("JFTC") under the Antimonopoly Act with respect to the manner in which it marketed interest rate swaps. Interest rate swaps are widely used by corporate customers to hedge against rising interest rates. However, the JFTC objected to the manner in which they were marketed to certain small and medium-sized enterprises. We deeply regret and sincerely apologize for the incident. SMBC has accepted the order and is thoroughly reinforcing its compliance framework in order to prevent recurrence and regain the trust of its customers and the public.



Teisuke Kitayama
President

In Closing

Two key issues must be simultaneously addressed in order to realize an improvement in corporate value on a group basis over the medium-to-long term. The first is to seek high profitability and growth by steadily capturing growth opportunities, which are expected to further increase in the future. The second is to improve our capital base both in quality and quantity while quickly repaying the public funds. We will implement various corporate and capital strategies to achieve these goals. We believe that we will be able to meet the expectations of our stakeholders by steadily producing results, and ask for your continued understanding and support in our endeavors.

▷ www.smbc.co.jp/global/



SMBC

SUMITOMO MITSUI BANKING CORPORATION

Sumitomo Mitsui Banking Corporation (SMBC) was established in April 2001 through the merger of two leading banks, The Sakura Bank, Limited and The Sumitomo Bank, Limited. In December 2002, Sumitomo Mitsui Financial Group, Inc. was established through a stock transfer as a holding company, under which SMBC became a wholly owned subsidiary. SMBC boasts a number of competitive advantages, including a strong customer base, the quick implementation of strategies, and an extensive lineup of financial products that leverage the expertise of strategic Group companies in specialized areas.

As a pivotal member of SMFG, SMBC works closely with other Group companies to offer customers highly sophisticated, comprehensive financial services.

■ **Consolidated**

	Billions of yen			
	Sept. 30, 2005	Mar. 31, 2005	Mar. 31, 2004	Mar. 31, 2003
For the Interim Term (Year):				
Ordinary income	¥ 1,305.0	¥ 2,691.3	¥ 2,717.0	¥ 3,549.9
Ordinary profit (loss)	422.9	(99.7)	282.1	(467.5)
Net income (loss)	310.7	(278.9)	301.6	(429.3)
At Interim Term- (Year-) End:				
Net assets	¥ 3,080.6	¥ 2,633.9	¥ 2,722.1	¥ 2,142.5
Total assets	99,841.4	97,478.3	99,843.2	102,394.6



Company Name:	Sumitomo Mitsui Banking Corporation
Business Profile:	Banking
Establishment:	June 6, 1996
Head Office:	1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo
President & CEO:	Masayuki Oku
Number of Employees: (as of September 30, 2005)	21,290
Network: (as of September 30, 2005)	
Domestic:	1,402 locations*
Branches	459 (including 28 specialized deposit account branches)
Subbranches	140
Offices handling nonbanking business	16
Automated service centers	787
Overseas:	34 locations
Branches	17
Subbranches	3
Representative offices	14

*Excluding the number of ATMs installed at corporate client facilities and convenience stores

▶ www.smbc-card.com*



SUMITOMO MITSUI CARD COMPANY, LIMITED

As the pioneer in the issuance of the Visa Card in Japan and a leader in the domestic credit card industry, Sumitomo Mitsui Card Company, Limited enjoys the strong support of its many customers.

It also plays a major role as one of the strategic businesses of SMFG. Leveraging its strong brand image and its excellent capabilities across a wide range of card-related services, the company meets customers' credit needs through the provision of settlement and financing services. Sumitomo Mitsui Card's core priority is to provide customers with the most convenient and user-friendly card services, thereby becoming the card provider of choice.

	Billions of yen			
	Sept. 30, 2005	Mar. 31, 2005	Mar. 31, 2004	Mar. 31, 2003
For the Interim Term (Year):				
Revenues from credit card operations	¥2,013.6	¥3,598.7	¥3,258.4	¥3,035.5
Operating revenue	70.6	132.1	126.3	122.1
Operating profit	10.9	23.1	18.5	16.0
At Interim Term- (Year-) End:				
Number of cardholders (in thousands)	13,790	13,462	12,758	12,118
Number of merchant outlets (in thousands)	3,254	3,089	2,892	2,699



Company Name:	Sumitomo Mitsui Card Company, Limited
Business Profile:	Credit card services
Establishment:	December 26, 1967
Head Office:	
Tokyo Head Office	5-2-10, Shimbashi, Minato-ku, Tokyo
Osaka Head Office	4-5-15, Imahashi, Chuo-ku, Osaka
President & CEO:	Michiyoshi Kuriyama
Number of Employees: (as of September 30, 2005)	1,758

*Currently in Japanese only

▷ www.smbcleasing.co.jp*



SMBC LEASING COMPANY, LIMITED

SMBC Leasing Company, Limited, and its subsidiaries specialize in providing tailor-made solutions for corporate customers' large-scale capital investment needs. The company and its subsidiaries combine a broad spectrum of leasing products such as energy-saving equipment, commercial real estate properties (shops, factories and warehouses), and overseas facilities for Japanese companies expanding abroad. In addition, we provide online leasing services, including support for the sales activities of manufacturers and dealers.

The company and its subsidiaries also lease motor vehicles (for personal as well as commercial use), measuring instruments, PCs, and other IT equipment.

In May 2005 we established the subsidiary SMLC Trust Company, Limited to engage in the trust business. This is the first instance in which the subsidiary of a company that is not a financial institution has entered the trust business. In this way we have further enhanced our lineup of services.

	Billions of yen			
	Sept. 30, 2005	Mar. 31, 2005	Mar. 31, 2004	Mar. 31, 2003
For the Interim Term (Year):				
Revenues from leasing operations	¥300.9	¥580.0	¥555.7	¥466.4
Operating revenue	301.9	589.1	553.0	515.0
Operating profit	15.7	28.0	23.2	20.4



Company Name: SMBC Leasing Company, Limited
Business Profile: Leasing
Establishment: September 2, 1968
Head Office:
Tokyo Head Office: 3-9-4, Nishishimbashi, Minato-ku, Tokyo
Osaka Head Office: 3-10-19, Minamisemba, Chuo-ku, Osaka
President & CEO: Youhei Shiraga
Number of Employees: 941
(as of September 30, 2005)

*Currently in Japanese only

▷ www.jri.co.jp/english/



The Japan Research Institute, Limited

The Japan Research Institute, Limited (JRI) is a "knowledge engineering" company that offers comprehensive high value-added services, effectively combining the three functions of information systems integrator, consultant, and think-tank.

Targeting customers in a wide range of sectors, JRI offers consulting services focusing on management innovation and IT-related issues. It also provides services such as the design and development of strategic information systems, as well as outsourcing. In addition, JRI conducts research and analysis of the Japanese and overseas economies, formulates policy recommendations, and assists in the incubation of new businesses.

	Billions of yen			
	Sept. 30, 2005	Mar. 31, 2005	Mar. 31, 2004	Mar. 31, 2003
For the Interim Term (Year):				
Operating revenue	¥53.6	¥111.2	¥105.1	¥70.2
Operating profit	2.1	6.3	7.6	7.6



Company Name: The Japan Research Institute, Limited
Business Profile: Systems engineering, data processing, management consulting, and economic research
Establishment: November 1, 2002
Head Office:
Tokyo Head Office: 16, Ichibancho, Chiyoda-ku, Tokyo
Osaka Head Office: 1-5-8, Shimmachi, Nishi-ku, Osaka
President & CEO: Shunichi Okuyama
Number of Employees: 2,966
(as of September 30, 2005)

Business Overview

The member companies of the SMFG are working together to enhance their consumer financial services.

At SMBC, we offer value-added financial services under the brand name "One's next." This reflects the emphasis we place on helping customers determine the next step of their financial plans according to their stage of life. By creating services that address specific customer needs, we are working to make SMFG into the No. 1 financial group in consumer financial services.

Specifically, we are leveraging our capabilities to develop outstanding products and services, our consulting abilities—provided by staff with high level expertise—and our area marketing approach to provide superior financial services to our customers. Pension-type insurance sales in the first half of fiscal 2005 amounted to ¥323.3 billion, for a cumulative total of ¥1,386.8 billion. Sales of foreign bonds came to ¥38.3 billion. As of September 30, 2005 the outstanding balance of investment trusts under management was ¥2,505.7 billion, and that of housing loans was ¥13,454.6 billion. These achievements underscore the popularity of our services.


SMBCコンサルティングプラザ
休みの日は、銀行に行こう。
三井住友銀行
Advertisement for SMBC Consulting Plazas

Consulting Business

In the first half of fiscal 2005, SMBC's Consumer Banking Unit introduced new investment trusts and pension-type insurance products, as well as a securities intermediary service, to bolster its lineup of financial products and services to address the asset management needs of our individual customers.

In October 2005, we introduced a housing loan with insurance which covers the outstanding loan balance in the case that the borrower is diagnosed with cancer, a stroke, or a heart attack (the three major causes of death in Japan). In this and other ways, we are working to meet our customers' wide-ranging needs.

The bank currently operates 66 SMBC Consulting Plazas (as of the end of December 2005). These immensely popular, dedicated service outlets—open until late on weekdays, and also open on weekends and national holidays—offer consultation on asset management and loans. Since September 2005, we have been opening small-scale offices that provide the same consulting services as SMBC Consulting Plazas in areas not served by a regular SMBC branch.


もしもの時、あなたの
住宅ローン
残高はゼロ。
ガン
急性心筋梗塞
脳卒中
と診断されたら
住宅ローン残高
0円
三井住友銀行
Housing loan with loan repayment insurance in the case of cancer, stroke or heart attack

Topics


ペア資産づくりセット


100円でもケータイで
クレジットの時代はじまる。
三井住友カード iD

Project Team Targets Female Customers

SMBC set up a department in October 2005 to enable the bank to more effectively satisfy the rapidly diversifying requirements of our female customers through targeted marketing based on women's perspectives.

The first product developed by this team is on offer from November 22 (Happy Couples' Day in Japan), 2005 to March 31, 2006. Couples choose from a variety of deposits and investment trusts to design a "set" of asset management products that satisfies their financial objectives and preferences, enabling them to cooperate in building up their assets.

Start-Up of *Mitsui Sumitomo Card iD*®

As part of a strategic business alliance with NTT DoCoMo, Sumitomo Mitsui Card began handling applications for membership of the "*Mitsui Sumitomo Card iD*" service from December 2005. This service allows users of NTT DoCoMo's Mobile Wallet® electronic card service to use their mobile phones as electronic credit cards.

Sumitomo Mitsui Card aims to leverage its expertise as a comprehensive credit card company to swiftly achieve the installation of dedicated reader devices (for payment via this system) at retail outlets across Japan. This system, by contributing to the creation of an infrastructure that enables easy payment for inexpensive as well as expensive items, raises service convenience still further.

Settlement and Finance Business

In October 2005, SMBC and Sumitomo Mitsui Card reached an agreement with East Japan Railway Company to form a strategic business alliance. This will involve the development of a new-type ATM card that combines the functions of an ordinary bank ATM card, with East Japan Railway's "Suica," an electronic money card, and "View Card" credit card. Further features will successively be added to the service, including a bonus points sharing function. In this way, by effectively leveraging the synergy generated from the combination of the three companies' individual strengths, we will strive to maximize customer convenience while offering more sophisticated services.

In another move to improve service quality, from August 2005 we began installing SMBC ATMs within the stations of the Tokyo Metro subway network. Our plans for the immediate future involve the installation of ATMs at 20 stations operated by the Tokyo Metro system, through each of which at least 50,000 passengers pass every day.

We are continuously working to upgrade the features of our popular online service "*O*ne's *D*irect" by expanding the service menu, thus enhancing customer convenience. This remote banking service was ranked as the industry leader for four consecutive years in the Internet Banking Services ranking by Gomez, Inc., a leading Internet performance rating company. The number of subscribers to "*O*ne's *D*irect" as of September 30, 2005 was 6.18 million, an increase of 410,000 from March 31, 2005.

Consumer Finance Business

In September 2004, SMFG formed a business alliance with Promise Co., Ltd. As the first concrete step in this new business relationship, in April 2005 SMBC, Promise, and At-Loan Co., Ltd. (a joint venture between the two companies) began providing an all new consumer finance service. As of the end of the six-month reporting period, 521 automatic contract machines (ACMs) had been installed in offices in the nationwide networks of the three companies involved, and the combined balance of loans reached approximately ¥43 billion.

Tokyo Metro Stations at which SMBC ATMs are available
15 stations as of the end of December 2005

- Marunouchi Line (Awajicho, Shinjuku)
- Hibiya Line (Higashi-ginza, Roppongi)
- Tozai Line (Gyotoku, Kudanshita)
- Chiyoda Line (Omote-sando, Kita-senju, Meiji-jingumae)
- Yurakucho Line (Kojimachi, Kotake-mukaihara, Nagatacho)
- Hanzomon Line (Suitengumae, Mitsukoshimae)
- Namboku Line (Korakuen)

Cumulative Number of Accounts for "*O*ne's *D*irect" Online Transactions


(Million)
6
5
4
3
2
1
0
March 2003
March 2004
March 2005
September 2005

SMBC Begins Offering *Crecer Loan*

SMFG, principally through SMBC's Middle Market Banking Unit, places top priority on loans to small and medium-sized enterprises (SMEs), in full recognition of the crucial importance of the sound development of such corporate customers to the growth of the Japanese economy.

For companies with annual revenues of less than ¥1 billion, we have been offering unsecured loans under the name *Business Select Loan*, while for those with revenues of ¥1 billion or more, *N-Fund Loans* are available. We have been making efforts to increase the amount of our loans to SMEs, and as a further step in the process of designing financial products that more precisely match our customers' requirements, we have developed a third type of loan product—the *SMBC Crecer Loan*—especially designed for customers with annual revenues of under ¥3 billion. Our nationwide network of corporate business offices under the Middle Market Banking Unit began offering this product from April 2005.

Our lineup of new-type unsecured loans such as the *Business Select Loan*, the *SMBC Crecer Loan*, and the *N-Fund Loan*, which basically require neither collateral nor a third-party guarantee, are employed to provide customers with the best financing services available, allowing them to expand their operational scale to the next level.

In designing the *SMBC Crecer Loan*, we have made optimal use of the know-how we amassed in creating, selling and managing the *Business Select Loan*. As a result, we have been able to realize a faster credit screening process, allowing us to speedily meet customers' financing needs. This shortening of the credit screening process gives our marketing staff more time to provide consultations to customers regarding their business issues.

As in the case of our *Business Select Loan*, with the *SMBC Crecer Loan* we are able to considerably increase the effectiveness of our marketing system by fully utilizing the Business Promotion Office, which is a call center dedicated to corporate clients.

The aggregate value of new-type unsecured loans made by SMBC in the first half of fiscal 2005 was ¥1.9 trillion. SMBC will continue to put maximum effort into providing financing to SMEs.

Expanding Services for Publicly Traded Companies

To provide services that meet the diverse range of our customers' needs even more precisely, principally through the Middle Market Banking Unit of SMBC, we have established a "Double-Front" customer response system. This involves providing a unified response to customer needs on two fronts, i.e., at both front-line offices and the head office of SMBC. In this way, we are able to effectively combine the intimate knowledge of individual customers possessed by the staff of our front-line offices for SMBC's middle market banking business with the specialist know-how of the staff at the head office departments. To further enhance our capabilities in meeting the increasingly advanced and complex needs of publicly traded companies, in April 2005 we set up a new Corporate Business Office within SMBC's Middle Market Banking Unit, dedicated to marketing services for such companies.

The new office proposes business strategies that raise customers' corporate value. Such proposals are carefully crafted, based on the formulation and confirmation of hypotheses. In this way, the customers' potential needs become apparent, leading the way to the selection of the ideal solution from among: mergers and/or acquisitions (M&As); strategic capital or business alliances; restructuring-driven spin-offs of divisions or subsidiaries; securitization of real estate holdings; capital increase measures; and, consultations relating to business succession.


Announcing the new *SMBC Crecer Loan*

Business Select Loans


(¥ trillion)
1.5
1.0
0.5
0
Amount of new loans made
Outstanding balance
1st half FY2003
2nd half FY2003
1st half FY2004
2nd half FY2004
1st half FY2005

New-Type Unsecured Loans*


(¥ trillion)
3.0
2.0
1.0
0
Amount of new loans made
Outstanding balance
1st half FY2003
2nd half FY2003
1st half FY2004
2nd half FY2004
1st half FY2005

* *Business Select Loans, SMBC Crecer Loans, N-Fund Loans, SMBC-CLO, V-Fund Loans*, etc.

To respond to customer needs amid the radical reorganizations taking place across a wide spectrum of industries, we are also putting in place a system that enables us to provide well-timed financing for large-scale takeovers. In this respect, we have had considerable success in arranging a number of major syndicated loans of ¥10 billion or more per loan.

As a result of the current rapidly changing business environment, characterized by intensifying competition among companies operating on a global scale, and the growing role being played by investment funds, the financial requirements of publicly traded companies are becoming increasingly diverse and ever more sophisticated. At SMFG, principally through the newly established Corporate Business Office of SMBC, we are working to acquire a constantly expanding store of the specialist know-how indispensable to publicly traded companies. By fully leveraging the expertise in specialized areas of business possessed by SMFG members such as Daiwa Securities SMBC Co., Ltd., we are confident of being able to offer such companies the optimal solutions to their business issues, and we are sure that this will be highly effective in raising their corporate value.

Publicly traded corporate customers


SMFG puts its entire resources behind the provision of support for customers' business operations
SMFG
SMBC
Corporate Business Office in Headquarters
Collaboration
Cooperation
Group companies
Corporate Business Offices (around 200 branches nationwide)
Head Office departments


Topics


エヌ・アイ・エフSMBCベンチャーズ
NIF SMBC Ventures

◇ NIF SMBC Ventures Established

In October 2005, through a merger of SMBC Capital Co., Ltd. and NIF Ventures Co., Ltd., NIF SMBC Ventures Co., Ltd. was established as Japan's only private equity house formed through a merger of venture capital firms affiliated with a bank and a securities company. NIF SMBC Ventures aims to achieve the No. 1 position in the Japanese venture capital market by making full use of its two outstanding advantages: (1) it is able to tap the extensive customer bases of SMBC and SMBC Capital, thus being assured of an ample source of new targets for venture capital investment; and (2) it is able to utilize the expert staff of NIF Ventures and their accumulated expertise, enabling it to effectively engage in investments in venture businesses that involve a higher degree of risk.

◇ Business-Matching Meetings Held

SMBC Consulting Co., Ltd. sponsored business-matching meetings in April and June of 2005 on the theme of the solutions business for customers in the medical care field, and in September it sponsored a meeting on opportunities in the agribusiness field. Another meeting on the agribusiness theme is to be held in February, with a meeting on environmental issues scheduled for March.

SMBC Consulting will continue to hold such meetings on a wide variety of themes, creating opportunities for the incubation of businesses that meet specific customer needs.



A scene at the agribusiness meeting held on Sept. 2, 2005

Corporate Banking



SMFG utilizes all the resources of Group companies to provide sophisticated financial services, primarily through SMBC's Corporate Banking Unit, to top-tier Japanese corporations operating on a global scale.

In the first half of fiscal 2005, many of our major corporate customers engaged in aggressive expansion, buoyed by their good business performances. To support such activities, we discussed their concerns relating to business issues and endeavored to provide optimal solutions.

Additionally, in response to the growing trend toward the reorganization of industries, we have been providing our corporate customers with a wide range of invaluable advice on business strategies, including the restructuring of their business portfolios.

We will continue to draw on our extensive Groupwide expertise to provide sophisticated solutions that meet the exacting needs of our major corporate customers on a broad range of management issues.


Topics

◇ Diverse Array of Financing Operations, and Active Risk-Taking

SMBC's Corporate Banking Unit meets the wide-ranging financing needs of its customers through the employment of cutting-edge financial programs, such as non-recourse loans, and by active use of risk-taking financing methods, including mezzanine loans featuring an enhanced flexibility in the setting of terms and conditions, and equity investments in real estate funds.

Investment Banking

Our corporate customers' management needs are becoming more and more complex—encompassing fund procurement, asset management, risk hedging and M&A, among many others—and these needs are changing at an increasingly fast pace. Drawing on the resources of the Investment Banking Unit of SMBC and other members of the Group, we offer optimal solutions to such customers' needs, thus making an invaluable contribution to raising our customers' corporate value.

As a result, SMFG ranks among the leaders in Japan in the major business lines of investment banking. Specifically, SMBC's Investment Banking Unit leads the industry in management buyout (MBO) and leveraged buyout (LBO) finance, loan syndication, securitization of monetary claims, and structured finance. In addition, Daiwa Securities SMBC Co., Ltd. is a leading player in stock and bond underwriting services.

We will continue working to hone our skills in the design and proposal of comprehensive and optimal solutions to customers' investment banking needs.

Breakdown of Earnings by Investment Banking Business


(¥ billion)
100
80
60
40
20
0
Structured finance*
Securitization of monetary claims, etc.
Loan syndication
1st half
Fiscal 2002
Fiscal 2003
Fiscal 2004
Fiscal 2005

*Including MBO, LBO and real estate financing


Topics

◇ MBO and LBO Finance

In the first half of fiscal 2005, the volume of MBO and LBO finance in Japan posted remarkable growth. Responding swiftly to our customers' needs, SMBC's Investment Banking Unit secured financing for a considerable number of high-profile MBO and LBO deals, thereby giving SMFG a much-enhanced presence in this field.

◇ Greenhouse Gas Emissions Trading

SMBC has launched a new business in which the bank arranges purchases by Japanese companies of carbon dioxide emission credits under the Clean Development Mechanism provided by the Kyoto Protocol, as a method of reducing emissions of greenhouse gases.

Primarily through SMBC's overseas network, SMFG serves corporate clients with global operations, working in close cooperation with other Group companies and alliance partners to accommodate specific requirements without being limited by geographic restrictions. We have also drawn up a strategy for proactively capitalizing on business opportunities in emerging markets.

In Asia, we are working to provide even more closely tailored services to support Japanese corporate customers expanding their operations in growing economies such as China and Vietnam. In North America, we are strengthening our business relationships with major players in the U.S., while acquiring greater expertise in cutting-edge financial technology. In addition to the longstanding member countries of the EU in Western Europe, we are extending our business operations into Central and Eastern Europe, not to mention Russia, as well as in neighboring regions such as the Middle East. In this way, we aim to provide services globally in order to fully satisfy our customers' requirements.




Topics

◇ Expanding Our Network

To enhance the bank's information collecting and liaison functions in Russia and the New Independent States, which are attracting great attention for their growth potential, Sumitomo Mitsui Banking Corporation Europe opened a representative office in Moscow in August 2005.

◇ More Effort into Developing Business in Latin America

SMFG has been strengthening its business in Latin America by deploying various products and services and scoring several firsts among Japanese banks. In April 2005, SMBC became a founding partner bank of the Trade Finance Facilitation Program (TFFP) promoted by the Inter-American Development Bank. It also became the first Japanese bank to engage in the securitization of various receivables, such as exports and remittances held by Brazilian banks, and arranged a large-scale syndicated loan for a government-run oil company in Latin America, utilizing a political risk insurance program provided by the Japanese semi-governmental body Nippon Export and Investment Insurance. SMBC's International Banking Unit has also begun an intermediary service in greenhouse gas emissions credit trading in Latin America.

Treasury Markets

SMFG meets customers' market transaction needs through the operations of SMBC's Treasury Unit in the fields of fund procurement, foreign exchange, bonds and derivatives. By these means, SMFG is able to offer customers high-value-added services. Additionally, through its asset liability management (ALM) and trading operations, the Treasury Unit strives to maximize earnings by investing in diversified portfolios and conducting well-timed arbitrage operations while efficiently managing market risk and liquidity risk.

During the first half of fiscal 2005, the Treasury Unit worked closely with SMBC's marketing units to provide various services and products to customers to meet their diversifying needs. We promoted NDF (non-deliverable forward) transactions and deposits with foreign exchange forward contracts for individuals. We further increased the number of features offered by our *i-Deal* Internet-based dealing system, and expanded our service network for market transactions in Asia. The Treasury Unit will continue to offer high-level support services for all our customers' market transaction needs.


Customers
Corporate Business Offices, Branches
Treasury Unit
Treasury Marketing Dept.
Planning Dept.
Enhance customer convenience by improving our services
Planning, research
Transactions with customers
Orders
Trading Dept.
Foreign exchange transactions
Efficient operation based on order-initiated trades and ALM hedging
Derivative transactions
CD, CP transactions
Trading
ALM Operations
Treasury Dept.
International Treasury Dept.
Exact ALM operations and liquidity management
Deposits
Loans
Bonds
Alternative investments
ALM (Asset Liability Management)
Fund and Bond Transactions
Inter-bank Market


Topics

◇ Expansion of Service Menu to Meet Customer Needs

The Treasury Unit continues to design and implement new products and services that effectively meet the diversifying needs of our customers amid today's constantly changing business environment. During the reporting period, we introduced foreign exchange hedging plans in support of M&A deals and other large-scale capital transactions; arranged seminars by specialists on currency options, the Chinese *renminbi*, and other issues; upgraded the functions of our *i-Deal* system (relating to limit-order transactions); and expanded the range of services provided by our offices in Hong Kong and Shanghai, as well as in ASEAN countries.

◇ Diversified Investment and Efficient Use of ALM

The Treasury Unit has been utilizing alternative investments, in addition to derivatives linked to interest rate and foreign exchange movements, thereby diversifying and expanding our menu of investment options. The Treasury Unit also effectively employs ALM operations in response to market movements.

Financial Highlights

Sumitomo Mitsui Financial Group

Six months ended September 30, 2005 and 2004, and year ended March 31, 2005

■ Consolidated

	Millions of yen		
	September 30		March 31
	2005	2004	2005
For the Interim Term (Year):			
Total income	**¥ 1,819,276**	¥ 1,780,844	¥ 3,589,871
Total expenses	**1,307,983**	1,684,128	3,698,406
Net income (loss)	**392,327**	53,372	(234,201)
At Interim Term- (Year-) End:			
Total stockholders' equity	**¥ 3,262,340**	¥ 3,020,911	¥ 2,775,728
Total assets	**102,233,832**	101,054,242	99,731,858
Risk-monitored loans	**1,788,499**	2,868,696	2,227,445
Reserve for possible loan losses	**1,037,217**	1,222,391	1,273,560
Net unrealized gains on other securities	**897,653**	484,076	696,339
Capital ratio	**11.00%**	10.93%	9.94%
Number of employees	**41,490**	42,339	40,683
Per Share (Yen):			
Stockholders' equity	**¥261,250.37**	¥230,491.11	¥164,821.08
Net income (loss)	**57,635.50**	9,119.40	(44,388.07)
Net income — diluted	**44,223.65**	5,245.69	—

Notes: 1. Unrealized gains on other securities represent the difference between the market prices and acquisition costs (or amortized costs) of "other securities." In principle, the values of stocks are calculated using average market prices during the final month of the respective reporting period. For details, please refer to page 16.
2. Number of employees has been reported on the basis of full-time workers. Number of employees includes locally hired overseas staff members but excludes contract employees and temporary staff.

□ Nonconsolidated

	Millions of yen		
	September 30		March 31
	2005	2004	2005
For the Interim Term (Year):			
Operating income	**¥ 16,206**	¥ 205,265	¥ 258,866
Operating expenses	**1,737**	1,312	2,644
Net income	**38,435**	202,194	252,228
At Interim Term- (Year-) End:			
Total stockholders' equity	**¥3,312,686**	¥3,328,039	¥3,319,615
Total assets	**3,653,155**	3,558,800	3,795,110
Capital stock	**1,352,651**	1,247,650	1,352,651
Number of shares issued			
Preferred stock	**950,101**	994,302	1,057,188
Common stock	**7,303,472**	6,205,379	6,273,792
Number of employees	**122**	99	115
Per Share (Yen):			
Stockholders' equity	**¥268,549.24**	¥279,738.68	¥257,487.78
Dividends:			
Common stock	—	—	3,000
Preferred stock (Type 1)	—	—	10,500
Preferred stock (Type 2)	—	—	28,500
Preferred stock (Type 3)	—	—	13,700
Preferred stock (1st series Type 4)	—	—	135,000
Preferred stock (2nd series Type 4)	—	—	135,000
Preferred stock (3rd series Type 4)	—	—	135,000
Preferred stock (4th series Type 4)	—	—	135,000
Preferred stock (5th series Type 4)	—	—	135,000
Preferred stock (6th series Type 4)	—	—	135,000
Preferred stock (7th series Type 4)	—	—	135,000
Preferred stock (8th series Type 4)	—	—	135,000
Preferred stock (9th series Type 4)	—	—	135,000
Preferred stock (10th series Type 4)	—	—	135,000
Preferred stock (11th series Type 4)	—	—	135,000
Preferred stock (12th series Type 4)	—	—	135,000
Preferred stock (13th series Type 4)	/	—	67,500
Preferred stock (1st series Type 6)	—	/	728
Net income	**5,646.36**	34,489.13	38,302.88

Note: All SMFG employees are on secondment assignment from SMBC and another Group company.

Sumitomo Mitsui Banking Corporation

Six months ended September 30, 2005 and 2004, and year ended March 31, 2005

■ Consolidated

	Millions of yen		
	September 30		March 31
	2005	2004	2005
For the Interim Term (Year):			
Total income	**¥ 1,308,406**	¥ 1,355,055	¥ 2,699,202
Total expenses	**894,129**	1,289,905	2,875,897
Net income (loss)	**310,772**	31,379	(278,995)
At Interim Term- (Year-) End:			
Total stockholders' equity	**¥ 3,080,642**	¥ 2,695,749	¥ 2,633,912
Total assets	**99,841,434**	98,632,829	97,478,308
Risk-monitored loans	**1,755,763**	2,808,404	2,186,739
Reserve for possible loan losses	**1,003,154**	1,183,025	1,239,882
Net unrealized gains on other securities	**876,146**	474,107	678,527
Capital ratio	**11.19%**	11.03%	10.60%
Number of employees	**33,717**	34,284	32,868
Per Share (Yen):			
Stockholders' equity	**¥32,069.28**	¥28,901.73	¥23,977.62
Net income (loss)	**5,628.61**	571.79	(5,300.46)
Net income — diluted	**5,479.30**	544.38	—

Notes: 1. Unrealized gains on other securities represent the difference between the market prices and acquisition costs (or amortized costs) of "other securities." In principle, the values of stocks are calculated using average market prices during the final month of the respective reporting period.
2. Number of employees has been reported on the basis of full-time workers. Number of employees includes locally hired overseas staff members but excludes contract employees and temporary staff.

□ Nonconsolidated

	Millions of yen		
	September 30		March 31
	2005	2004	2005
For the Interim Term (Year):			
Total income	**¥ 1,094,146**	¥ 1,140,745	¥ 2,290,935
Total expenses	**739,030**	1,027,674	2,391,014
Net income (loss)	**298,766**	118,554	(136,854)
(Appendix)			
Gross banking profit (A)	**766,648**	762,716	1,522,861
Banking profit	**498,568**	821,314	1,291,972
Banking profit (before provision for general reserve for possible loan losses)	**474,233**	471,580	940,495
Expenses (excluding nonrecurring losses) (B)	**292,415**	291,136	582,365
Expense ratio (B) / (A)	**38.1%**	38.2%	38.2%
Return on Equity	**36.07%**	14.65%	—%
At Interim Term- (Year-) End:			
Total stockholders' equity	**¥ 3,171,235**	¥ 2,756,776	¥ 2,752,735
Total assets	**93,293,761**	92,742,940	91,129,776
Deposits	**65,983,526**	65,250,782	65,591,627
Loans and bills discounted	**50,949,158**	50,723,607	50,067,586
Securities	**23,039,486**	23,524,899	23,676,696
Risk-monitored loans	**1,351,621**	2,390,768	1,735,863
Problem assets based on the Financial Reconstruction Law	**1,406,027**	2,484,350	1,824,622
Reserve for possible loan losses	**772,141**	962,583	989,121
Net unrealized gains on other securities	**851,571**	457,372	651,385
Capital stock	**664,986**	559,985	664,986
Capital ratio	**12.00%**	11.35%	11.32%
Number of employees	**16,806**	17,658	16,338
Per Share (Yen):			
Stockholders' equity	**¥33,710.06**	¥30,007.03	¥26,129.71
Dividends:			
Common stock	**280**	683	683
Preferred stock (Type 1)	**10,500**	10,500	10,500
Preferred stock (Type 2)	**28,500**	28,500	28,500
Preferred stock (Type 3)	**13,700**	13,700	13,700
Preferred stock (1st series Type 6)	**88,500**	/	485
Net income (loss)	**5,411.16**	2,160.29	(2,718.23)

Notes: 1. Please refer to page 58 for the definitions of risk-monitored loans and problem assets based on the Financial Reconstruction Law.
2. Unrealized gains on other securities represent the difference between the market prices and acquisition costs (or amortized costs) of "other securities." The values of stocks are calculated using average market prices during the final month of the respective reporting period. For details, please refer to page 20.
3. Interim dividends for fiscal 2005 will be paid to stockholders and registered pledgees as of December 31, 2005. The maximum payable amounts are shown in the table above. The actual amounts and other details will be decided at a meeting of Board of Directors to be held after January 2006.
4. Number of employees has been reported on the basis of full-time workers. Number of employees includes locally hired overseas staff members but excludes contract employees, temporary staff, and executive officers who are not also Board members.

| Financial Review |

Sumitomo Mitsui Financial Group (Consolidated)

Sumitomo Mitsui Financial Group, Inc. and Subsidiaries

The following is a summary of SMFG's consolidated financial results for the first half of fiscal 2005, the six-month period ended September 30, 2005.

1. Operating Results

Business results for the first half of fiscal 2005 include the results of 166 consolidated subsidiaries (120 in Japan and 46 overseas) and 59 subsidiaries and affiliates accounted for by the equity method (31 in Japan and 28 overseas).

Consolidated gross profit increased ¥1.9 billion year on year to ¥1,021.9 billion. Net interest income declined by ¥42.0 billion as a result of an increase in interest paid on deposits and other fund procurement expenses incurred during the six-month reporting period. This was offset by growth in income from fees and commissions, an increase of ¥43.3 billion, attributable to growth in the sale of investment trusts and similar products.

After factoring in general and administrative expenses, total credit cost and gains on stocks, ordinary profit increased ¥349.6 billion year on year to ¥463.7 billion, principally owing to a major decrease in total credit cost.

Net income increased ¥338.9 billion to ¥392.3 billion, due in part to the posting of net extraordinary gains of ¥47.5 billion.

Deposits (excluding negotiable certificates of deposit) as of September 30, 2005 stood at ¥69,242.5 billion, a ¥767.6 billion increase compared with the previous fiscal year-end. Negotiable certificates of deposit stood at ¥2,529.7 billion, a decrease of ¥183.4 billion over the same period.

Loans and bills discounted increased ¥1,295.2 billion to ¥56,095.0 billion, while securities decreased ¥654.1 billion to ¥23,579.5 billion.

Stockholders' equity increased ¥486.6 billion during the reporting period to ¥3,262.3 billion, due mainly to the posting of net income as well as an increase in the net unrealized gains on other securities (available-for-sale securities).

Number of Consolidated Subsidiaries, and Subsidiaries and Affiliates Accounted for by the Equity Method

September 30, 2005 and 2004, and March 31, 2005

	September 30, 2005	September 30, 2004	March 31, 2005
Consolidated subsidiaries	**166**	166	167
Subsidiaries and affiliates accounted for by the equity method	**59**	50	53

Income Summary

Six months ended September 30, 2005 and 2004, and year ended March 31, 2005

	Millions of yen		
	Six months ended September 30, 2005	Six months ended September 30, 2004	Year ended March 31, 2005
Consolidated gross profit	**¥1,021,916**	¥1,019,955	¥2,024,990
Net interest income	**553,715**	595,790	1,171,342
Trust fees	**4,285**	729	2,609
Net fees and commissions	**278,707**	235,379	516,109
Net trading income	**12,259**	30,322	144,387
Net other operating income	**172,948**	157,732	190,540
General and administrative expenses	**(421,626)**	(423,612)	(852,715)
Total credit cost	**(176,525)**	(612,826)	(1,196,797)
Write-off of loans	**(42,681)**	(391,236)	(759,399)
Provision for specific reserve	**(143,816)**	(408,321)	(493,947)
Provision for general reserve for possible loan losses	**39,495**	240,215	201,216
Others	**(29,522)**	(53,482)	(144,666)
Gains (losses) on stocks	**35,265**	48,817	(101,918)
Equity in earnings of affiliates	**14,081**	12,893	27,142
Other income (expenses)	**(9,342)**	68,873	69,005
Ordinary profit (loss)	**463,768**	114,100	(30,293)
Extraordinary gains (losses)	**47,524**	(17,385)	(78,242)
Losses on impairment of fixed assets	**(10,580)**	/	/
Income (loss) before income taxes and minority interests	**511,293**	96,715	(108,535)
Income taxes:			
Current	**(32,367)**	(17,079)	(30,638)
Refund	**—**	8,104	8,869
Deferred	**(60,672)**	(5,277)	(52,912)
Minority interests in net income	**(25,925)**	(29,090)	(50,983)
Net income (loss)	**¥ 392,327**	¥ 53,372	¥ (234,201)
[Reference]			
Consolidated banking profit (Billions of yen)	**¥ 579.6**	¥ 544.9	¥ 1,014.4

Notes: 1. Consolidated gross profit = (Interest income − Interest expenses) + Trust fees + (Fees and commissions (income) − Fees and commissions (expenses)) + (Trading profits − Trading losses) + (Other operating income − Other operating expenses)

2. Consolidated banking profit = SMBC's nonconsolidated banking profit (before provision for general reserve for possible loan losses) + SMFG's ordinary profit + Other subsidiaries' ordinary profit (excluding nonrecurring factors) + Equity method affiliates' ordinary profit x Ownership ratio − Internal transactions (dividends, etc.)

Assets, Liabilities and Stockholders' Equity

September 30, 2005 and 2004, and March 31, 2005

	Millions of yen		
	September 30, 2005	September 30, 2004	March 31, 2005
Assets	**¥102,233,832**	¥101,054,242	¥99,731,858
Loans and bills discounted	**56,095,034**	55,422,034	54,799,805
Securities	**23,579,596**	24,073,122	24,233,701
Liabilities	**97,896,973**	97,015,765	95,934,927
Deposits	**69,242,541**	67,619,961	68,474,861
Negotiable certificates of deposit	**2,529,775**	3,038,333	2,713,270
Minority interests	**1,074,517**	1,017,565	1,021,203
Stockholders' equity	**3,262,340**	3,020,911	2,775,728

2. Unrealized Gains (Losses) on Securities

Net unrealized gains on securities as of September 30, 2005 amounted to ¥890.4 billion, which was an increase of ¥195.7 billion from the previous fiscal year-end. Net unrealized gains on other securities (including "other money held in trust"), changes in which are recorded in stockholders' equity, increased by ¥201.3 billion over the same period, to ¥897.8 billion.

The increase in unrealized gains on other securities resulted from an increase in unrealized gains on stocks in the amount of ¥287.6 billion due to higher stock prices.

Unrealized Gains (Losses) on Securities

September 30, 2005 and March 31, 2005

	Millions of yen						
	September 30, 2005				March 31, 2005		
	Net unrealized gains (losses) (A)	(A) – (B)	Unrealized gains	Unrealized losses	Net unrealized gains (losses) (B)	Unrealized gains	Unrealized losses
Held-to-maturity securities	**¥ (7,411)**	**¥ (5,593)**	**¥ 1,390**	**¥ 8,802**	¥ (1,818)	¥ 2,114	¥ 3,933
Other securities	**897,653**	**201,314**	**1,070,345**	**172,691**	696,339	801,356	105,017
Stocks	**992,730**	**287,677**	**1,031,519**	**38,788**	705,053	750,480	45,426
Bonds	**(83,132)**	**(98,093)**	**4,822**	**87,955**	14,961	34,971	20,010
Others	**(11,944)**	**11,731**	**34,002**	**45,947**	(23,675)	15,903	39,579
Other money held in trust	**209**	**5**	**209**	**—**	204	300	95
Total	**890,450**	**195,726**	**1,071,944**	**181,493**	694,724	803,771	109,046
Stocks	**992,730**	**287,677**	**1,031,519**	**38,788**	705,053	750,480	45,426
Bonds	**(90,986)**	**(103,607)**	**5,771**	**96,757**	12,621	36,554	23,932
Others	**(11,293)**	**11,657**	**34,654**	**45,947**	(22,950)	16,735	39,686

Notes: 1. The figures above include unrealized gains (losses) on negotiable certificates of deposit in "Deposits with banks" and beneficiary claims on trust such as receivables in "Commercial paper and other debt purchased."

2. Unrealized gains (losses) on stocks are mainly calculated using average market prices during the final month of the reporting period. The rest of the securities are valuated at market prices as of the balance sheet date.

3. "Other securities" and "Other money held in trust" are valuated and recorded on the consolidated balance sheet at market prices. The figures in the table above indicate the differences between the acquisition costs (or amortized costs) and the balance sheet amounts.
"Unrealized gains (losses) on other securities" as of September 30, 2005 include losses of ¥557 million that were recognized in the income statement by applying fair value hedge accounting and valuation losses of ¥400 million on embedded financial instruments in their entirety that were recorded in the income statement because their embedded derivatives are not measured separately. Therefore, ¥957 million was added to the amount to be directly included in stockholders' equity. "Unrealized gains (losses) on other securities" as of March 31, 2005 include gains of ¥469 million that were recognized as income by applying fair value hedge accounting and valuation gains of ¥82 million on embedded financial instruments in their entirety that were recorded as income because their embedded derivatives are not measured separately. Therefore, ¥551 million was excluded from the amount to be directly included in stockholders' equity.

3. Consolidated Capital Ratio

SMFG's consolidated capital ratio as of September 30, 2005 was 11.00%.

Total capital, which constitutes the numerator in the capital ratio calculation equation, was ¥6,944.1 billion, representing a ¥924.0 billion increase from the previous fiscal year-end. This was due mainly to the posting of net income and an increase in subordinated debt.

On the other hand, risk-adjusted assets, the denominator in the equation, increased ¥2,575.2 billion to ¥63,127.8 billion from the previous fiscal year-end. This is principally attributable to increases in loans made overseas, a growth in the value of assets denominated in foreign currencies (as a result of the depreciation of the yen on the foreign exchange market), and the active marketing of housing loans and unsecured loans to small and medium-sized enterprises.

Consolidated Capital Ratio

September 30, 2005 and 2004, and March 31, 2005

	Millions of yen		
	September 30, 2005	September 30, 2004	March 31, 2005
Tier I capital (A)	**¥ 3,746,083**	¥ 3,645,613	¥ 3,262,250
Tier II capital included as qualifying capital (B)	**3,746,083**	3,419,442	3,262,250
Deductions (C)	**548,006**	443,633	504,430
Total capital (D) = (A) + (B) – (C)	**6,944,161**	6,621,422	6,020,069
Risk-adjusted assets (E)	**63,127,899**	60,539,127	60,552,620
Capital ratio = (D) / (E) × 100	**11.00%**	10.93%	9.94%

Sumitomo Mitsui Banking Corporation (Nonconsolidated)

Sumitomo Mitsui Banking Corporation

The following is a summary of SMBC's nonconsolidated financial results for the first half of fiscal 2005, the six-month period ended September 30, 2005.

1. Operating Results

Banking profit (before provision for general reserve for possible loan losses) in the first half of fiscal 2005 increased ¥2.6 billion year on year to ¥474.2 billion, as a result of a ¥3.9 billion increase in gross banking profit to ¥766.6 billion. Meanwhile, expenses (excluding nonrecurring losses) increased ¥1.2 billion to ¥292.4 billion.

Ordinary profit, calculated by adjusting banking profit (before provision for general reserve for possible loan losses) for nonrecurring items such as total credit cost and net gains on stocks, increased ¥234.5 billion to ¥359.7 billion.

After adjusting ordinary profit for extraordinary gains (losses) and income taxes, net income increased ¥180.2 billion to ¥298.7 billion.

2. Income Analysis

Gross Banking Profit

Gross banking profit in the first half of fiscal 2005 increased ¥3.9 billion year on year to stand at ¥766.6 billion. This occurred in spite of a ¥36.5 billion decline in interest income owing to a fall in earnings by the Treasury Unit resulting from a rise in dollar-denominated interest rates. The primary factors in the increase in gross banking profit were a ¥36.4 billion growth in income from fees and commissions generated by the consulting business, which includes sales of investment trusts and pension-type insurance products, and a ¥3.5 billion increase in income from trust fees.

Expenses

Expenses (excluding nonrecurring losses) increased ¥1.2 billion year on year to ¥292.4 billion. Reductions in personnel expenses achieved through workforce downsizing were not sufficient to offset the costs incurred in the purchase of premises and equipment as part of our policy of aggressive investment in priority business fields.

Banking Profit

Six months ended September 30, 2005 and 2004, and year ended March 31, 2005

	Millions of yen		
	Six months ended September 30, 2005	Six months ended September 30, 2004	Year ended March 31, 2005
Gross banking profit	**¥766,648**	¥762,716	¥1,522,861
[Gross domestic banking profit]	**[626,576]**	[590,117]	[1,182,811]
[Gross international banking profit]	**[140,071]**	[172,598]	[340,049]
Net interest income	**454,350**	490,868	972,506
Trust fees	**4,284**	729	2,609
Net fees and commissions	**163,433**	127,021	298,076
Net trading income	**3,570**	21,150	131,579
Net other operating income	**141,009**	122,946	118,088
[Gross banking profit (excluding gains (losses) on bonds)]	**[738,282]**	[736,053]	[1,544,452]
Expenses (excluding nonrecurring losses)	**(292,415)**	(291,136)	(582,365)
Personnel expenses	**(98,888)**	(104,320)	(204,146)
Nonpersonnel expenses	**(177,046)**	(168,549)	(341,534)
Taxes	**(16,480)**	(18,266)	(36,684)
Banking profit (before provision for general reserve for possible loan losses)	**474,233**	471,580	940,495
[Banking profit (before provision for general reserve for possible loan losses and gains (losses) on bonds)]	**[445,867]**	[444,917]	[962,086]
Provision for general reserve for possible loan losses	**24,335**	349,734	351,477
Banking profit	**498,568**	821,314	1,291,972

<Reference>

Banking Profit by Business Unit

Six months ended September 30, 2005

	Billions of yen						
	Consumer Banking Unit	Middle Market Banking Unit	Corporate Banking Unit	International Banking Unit	Treasury Unit	Others	Total
Banking profit (losses) (before provision for general reserve for possible loan losses)	¥69.0	¥238.3	¥80.3	¥28.0	¥114.5	¥(55.9)	¥474.2
Year-on-year increase (decrease)	15.8	10.6	(2.6)	6.3	(27.6)	0.1	2.6

Notes: 1. Year-on-year comparisons are those used for internal reporting and exclude changes due to interest rate and foreign exchange rate fluctuations.
2. "Others" consists of (1) financing costs on preferred securities and subordinated debt, (2) profit earned on investing the Bank's own capital, and (3) adjustment of inter-unit transactions, etc.

Banking Profit

Banking profit (before provision for general reserve for possible loan losses) increased ¥2.6 billion year on year to ¥474.2 billion.

Nonrecurring Losses (Credit Costs, etc.)

Nonrecurring losses decreased significantly to ¥138.7 billion due to a ¥651.5 billion decrease in nonperforming loan write-offs and gains on sale of stocks. The nonperforming loan write-offs declined as a result of measures we had taken to strengthen our loan asset portfolio, including additional provisions for general reserve for possible loan losses.

Total credit cost was ¥129.7 billion, net of a reversal of general reserve for possible loan losses, in the amount of ¥24.3 billion. (Please refer to the "Asset Quality" section beginning on page 23 for more information on credit cost and problem assets.)

Ordinary Profit

As a result of the foregoing, ordinary profit increased ¥234.5 billion year on year to ¥359.7 billion.

Extraordinary Gains and Losses

Net extraordinary losses amounted to ¥4.6 billion, a significant improvement compared with the ¥12.1 billion in losses recorded in the corresponding period of the previous year.

Net Income

Income taxes prior to the application of tax-effect accounting amounted to ¥5.0 billion, and deferred income taxes under tax-effect accounting amounted to ¥51.2 billion. As a result of the various factors described above, net income increased ¥180.2 billion to ¥298.7 billion year on year.

Ordinary Profit and Net Income

Six months ended September 30, 2005 and 2004, and year ended March 31, 2005

	Millions of yen		
	Six months ended September 30, 2005	Six months ended September 30, 2004	Year ended March 31, 2005
Banking profit (before provision for general reserve for possible loan losses)	**¥ 474,233**	¥ 471,580	¥ 940,495
Provision for general reserve for possible loan losses (A)	**24,335**	349,734	351,477
Banking profit	**¥ 498,568**	¥ 821,314	¥1,291,972
Nonrecurring gains (losses)	**(138,790)**	(696,116)	(1,363,653)
Credit cost (B)	**(153,994)**	(805,505)	(1,306,320)
Write-off of loans	**(16,804)**	(348,769)	(697,941)
Provision for specific reserve	**(122,647)**	(403,866)	(474,155)
Losses on sale of delinquent loans	**(14,746)**	(55,707)	(138,052)
Provision for loan loss reserve for specific overseas countries	**202**	2,838	3,828
Gains (losses) on stocks	**24,942**	44,819	(118,727)
Gains on sale of stocks	**34,137**	60,005	113,059
Losses on sale of stocks	**(360)**	(434)	(4,206)
Losses on devaluation of stocks	**(8,833)**	(14,751)	(227,580)
Others	**(9,738)**	64,570	61,394
Ordinary profit (loss)	**359,778**	125,198	(71,680)
Extraordinary gains (losses)	**(4,662)**	(12,127)	(28,398)
Gains (losses) on disposal of premises and equipment	**665**	(3,991)	(12,495)
Losses on impairment of fixed assets	**(5,288)**	/	/
Amortization of net transition obligation from initial application of the new accounting standard for employee retirement benefits	**—**	(8,000)	(16,001)
Income taxes:			
Current	**(5,081)**	(1,645)	(6,379)
Refund	**—**	7,405	8,184
Deferred	**(51,267)**	(276)	(38,579)
Net income (loss)	**¥ 298,766**	¥ 118,554	¥ (136,854)
Total credit cost (A) + (B)	**¥(129,659)**	¥(455,771)	¥ (954,843)

3. Assets, Liabilities and Stockholders' Equity

Assets

SMBC's total assets as of September 30, 2005 stood at ¥93,293.7 billion, a ¥2,163.9 billion increase compared with the previous fiscal year-end. This is due mainly to increases in receivables under securities borrowing transactions, call loans, and loans and bills discounted. Receivables under securities borrowing transactions and call loans increased ¥1,597.4 billion and ¥233.9 billion, respectively, resulting from ALM operations based on interest rate movements. Loans and bills discounted increased ¥881.5 billion on the continued aggressive expansion of our financial product lineup, including products targeted at overseas customers with high credit ratings, as well as housing loans for individuals and new-type unsecured loans for SMEs in the domestic market.

Liabilities

Liabilities as of September 30, 2005 increased ¥1,745.4 billion to ¥90,122.5 billion from the previous fiscal year-end. This was the result of an increase of ¥592.5 billion in deposits, spurred by an increase in the liquid deposit balance, and by an increase of ¥1,217.1 billion in bills sold as part of our strategy of seeking more efficient means of procuring funds.

Stockholders' Equity

Stockholders' equity increased by ¥418.5 billion to ¥3,171.2 billion as of September 30, 2005. This is mainly attributable to the posting of net income and an increase in net unrealized gains on available-for-sale securities.

During the six-month reporting period, we reduced the amount of the capital reserve that was in excess of capital stock by ¥344.9 billion and transferred the amount to the "other capital surplus" account.

Assets, Liabilities and Stockholders' Equity

September 30, 2005 and 2004, and March 31, 2005

	Millions of yen		
	September 30, 2005	September 30, 2004	March 31, 2005
Assets	**¥93,293,761**	¥92,742,940	¥91,129,776
Loans and bills discounted	**50,949,158**	50,723,607	50,067,586
Securities	**23,039,486**	23,524,899	23,676,696
Liabilities	**90,122,526**	89,986,163	88,377,041
Deposits	**63,380,886**	62,011,605	62,788,328
Negotiable certificates of deposit	**2,602,639**	3,239,176	2,803,299
Stockholders' equity	**3,171,235**	2,756,776	2,752,735

4. Unrealized Gains (Losses) on Securities

Net unrealized gains on securities as of September 30, 2005 amounted to ¥961.2 billion, which was an increase of ¥251.1 billion from the previous fiscal year-end. Net unrealized gains on other securities (including "other money held in trust"), changes in which are recorded in stockholders' equity, increased by ¥200.1 billion over the same period, to ¥851.7 billion.

The increase in unrealized gains on other securities was attributable to an unrealized gain on stockholdings in the amount of ¥278.0 billion.

Unrealized Gains (Losses) on Securities

September 30, 2005 and March 31, 2005

	Millions of yen						
	September 30, 2005				March 31, 2005		
	Net unrealized gains (losses) (A)	(A) – (B)	Unrealized gains	Unrealized losses	Net unrealized gains (losses) (B)	Unrealized gains	Unrealized losses
Held-to-maturity securities	**¥ (7,434)**	**¥ (5,590)**	**¥ 1,367**	**¥ 8,801**	¥ (1,844)	¥ 2,089	¥ 3,933
Stocks of subsidiaries and affiliates	**116,899**	**56,556**	**116,899**	**—**	60,343	60,690	347
Other securities	**851,571**	**200,186**	**1,013,885**	**162,314**	651,385	750,143	98,757
Stocks	**945,387**	**278,061**	**980,079**	**34,692**	667,326	708,643	41,317
Bonds	**(80,253)**	**(87,953)**	**2,917**	**83,171**	7,700	27,343	19,642
Others	**(13,562)**	**10,079**	**30,888**	**44,450**	(23,641)	14,155	37,797
Other money held in trust	**209**	**5**	**209**	**—**	204	300	95
Total	**961,246**	**251,158**	**1,132,362**	**171,115**	710,088	813,222	103,133
Stocks	**1,062,286**	**334,617**	**1,096,979**	**34,692**	727,669	769,333	41,664
Bonds	**(88,106)**	**(93,466)**	**3,866**	**91,972**	5,360	28,925	23,565
Others	**(12,933)**	**10,008**	**31,517**	**44,450**	(22,941)	14,963	37,904

Notes: 1. The figures above include unrealized gains (losses) on negotiable certificates of deposit in "Deposits with banks."

2. Unrealized gains (losses) on stocks (excluding stocks of subsidiaries and affiliates) are calculated using average market prices during the final month of the reporting period. The rest of the securities are valuated at market prices as of the balance sheet date.

3. "Other securities" and "Other money held in trust" are valuated and recorded on the balance sheet at market prices. The figures in the table above indicate the differences between the acquisition costs (or amortized costs) and the balance sheet amounts.
"Unrealized gains (losses) on other securities" as of September 30, 2005 include losses of ¥557 million that were recognized in the income statement by applying fair value hedge accounting and valuation losses of ¥400 million on embedded financial instruments in their entirety that were recorded in the income statement because their embedded derivatives are not measured separately. Therefore, ¥957 million was added to the amount to be directly included in stockholders' equity. "Unrealized gains (losses) on other securities" as of March 31, 2005 include gains of ¥469 million that were recognized as income by applying fair value hedge accounting and valuation gains of ¥82 million on embedded financial instruments in their entirety that were recorded as income because their embedded derivatives are not measured separately. Therefore, ¥551 million was excluded from the amount to be directly included in stockholders' equity.

5. Deferred Tax Assets

Deferred Tax Assets on the Balance Sheet

SMBC computes deferred tax assets based on a reasonable estimate of tax benefits that are expected to be realized in the future in accordance with the Accounting Standards for Tax Effect Accounting (issued by the Business Accounting Deliberation Council dated October 30, 1998) and related practical guidelines. Moreover, SMBC continues to take a conservative stance on the recognition of deferred tax assets in order to maintain a sound financial position, taking into full consideration the opinions expressed in the "Strict Audit to Major Banks," issued by the Japanese Institute of Certified Public Accountants (JICPA) on February 24, 2003.

As of September 30, 2005, net deferred tax assets amounted to ¥1,328.5 billion on a nonconsolidated basis, a ¥173.7 billion decrease from the previous fiscal year-end. This is mainly attributable to the posting of net income and a substantial increase in unrealized gains on stockholdings.

The valuation allowance (which was not included in the scope of outstanding deferred tax assets due to conservative estimation) amounted to ¥491.4 billion as of September 30, 2005.

Billions of yen

		September 30, 2005	Change from March 31, 2005	Change from September 30, 2004	(Reference) Temporary differences September 30, 2005
(A) Total deferred tax assets (B) – (C)	1	¥1,732.2	¥ (93.6)	¥(134.1)	
(B) Subtotal of deferred tax assets	2	2,223.6	(155.5)	(68.7)	¥5,452.9
Reserve for possible loan losses	3	233.3	(82.1)	(71.4)	574.2
Write-off of loans	4	368.5	(193.6)	(142.8)	907.0
Write-off of securities	5	444.5	(88.5)	(21.7)	1,094.1
Reserve for employee retirement benefits	6	71.7	(5.2)	(8.2)	176.4
Depreciation	7	6.8	0.7	0.1	16.7
Net unrealized losses on other securities	8	—	—	—	—
Net operating loss carryforwards	9	1,056.1	233.3	193.8	2,579.5
Other	10	42.7	(20.1)	(18.5)	105.0
(C) Valuation allowance	11	491.4	(61.9)	65.4	
(D) Total deferred tax liabilities	12	¥ 403.7	¥ 80.1	¥ 169.0	¥ 993.7
Gains on securities contributed to employee retirement benefits trust	13	51.7	—	(1.3)	127.2
Net unrealized gains on other securities	14	346.5	82.0	169.6	852.8
Other	15	5.5	(1.9)	0.7	13.7
Net deferred tax assets (balance sheet amount) (A) – (D)	16	¥1,328.5	¥(173.7)	¥(303.1)	
Amount corresponding to the deferred tax liabilities shown in 14 above (Note)	17	(346.5)	(82.0)	(169.6)	(852.8)
Net deferred tax assets excluding the amount shown in 17 above	18	1,675.0	(91.7)	(133.5)	4,125.6
Effective income tax rate	19	40.63%	—	—	

Note: Deferred tax assets are recognized on the balance sheet on a net basis after offsetting against deferred tax liabilities arising from net unrealized gains on other securities. But the collectability is assessed for the gross deferred tax assets, before offsetting against deferred tax liabilities. (JICPA Auditing Committee Report No. 70 "Auditing Treatment Regarding Application of Tax Effect Accounting to Valuation Differences of Other Securities and Losses on Impairment of Fixed Assets")

Reason for Recognition of Deferred Tax Assets on the Balance Sheet

(a) Recognition Criteria

Practical Guideline 5 (1), examples (4) proviso

(1) SMBC has significant tax loss carryforwards resulting from taking the measures described below in order to quickly strengthen its financial base under the prolonged deflationary pressure, and are accordingly judged to be attributable to extraordinary factors. As a result, SMBC recognized deferred tax assets to the limit of the estimated future taxable income for the period (approximately 5 years) pursuant to the practical guidelines on assessing the collectability of deferred tax assets issued by the JICPA ("Practical Guidelines") (*).

(a) Disposal of Non-performing Loans

SMBC established internal standards for write-offs and provisions based on self-assessment in accordance with the "Prompt Corrective Action" adopted in fiscal 1998 pursuant to the law concerning the maintenance of sound management of financial institutions (June 1996).

SMBC has been aggressively disposing of non-performing loans and bolstering provisions against the risk of asset deterioration under the severe business environment of a prolonged sluggish economy.

In addition, pursuant to the government's "Program for Financial Revival" of October 2002, SMBC accelerated the disposal of non-performing loans in order to reduce the problem asset ratio to half by the end of fiscal 2004. As a result, SMBC achieved this target 6 months ahead of schedule, in the first half of fiscal 2004. In the process, taxable disposals that were made in the past were realized, while taxable disposals (**) were newly recognized (taxable disposal of non-performing loans as of September 30, 2005 amounted to approximately ¥1.48 trillion).

(b) Write-down of Stocks

SMBC has been accelerating its effort to reduce stockholdings in order to lower the risk of stock price fluctuations, and to comply, at an early date, with the regulation limiting stockholdings that was adopted in fiscal 2001.

During fiscal 2002, SMBC sold stocks and reduced the balance by approximately ¥1.1 trillion, and also disposed in lump sum unrealized losses on stocks of approximately ¥1.2 trillion by writing off impaired stocks and using the gains on the March 2003 merger. Consequently, SMBC complied with the regulation limiting stockholdings at the end of fiscal 2002, before the deadline.

As a result, the outstanding balance of taxable write-offs on securities (**) increased temporarily (from approximately ¥0.1 trillion as of March 31, 1999 to approximately ¥1.5 trillion as of March 31, 2003). On the other hand, taxable write-offs of securities carried out in the past are now being realized through accelerated selling of stocks (the balance of taxable write-offs on securities as of September 30, 2005 amounted to approximately ¥1.1 trillion).

(2) Consequently, tax loss carryforwards (**) amounted to approximately ¥2.58 trillion as of September 30, 2005, but they are certain to be offset by the end of their carry-over period by the taxable income that will be generated in the future. No material tax loss carryforwards have expired in the past.

(*) JICPA Auditing Committee Report No. 66 "Auditing Treatment Regarding Judgment of Realizability of Deferred Tax Assets"
(**) Corresponds to "Temporary differences" in the table on the previous page.

(Reference 1) Outline of Practical Guideline 5 (1), examples (4)

When a company has material tax loss carryforwards as of term-end, deferred tax assets may be considered to be collectable to the extent of the estimated taxable income for the next fiscal year and relating to the temporary differences expected to be reversed in the next fiscal year.

However, when tax loss carryforwards are due to the company's restructuring efforts, changes in laws, and/or other extraordinary factors, the deferred tax assets may be considered to be collectable to the extent of the estimated taxable income for the estimation period (approximately 5 years) and relating to the temporary differences expected to be reversed over the estimation period.

(b) Period for Future Taxable Income to be Estimated: 5 years

(c) Basic Policy on Estimation of Future Taxable Income

(1) Estimate when the temporary differences will be reversed
(2) Conservatively estimate the taxable income before adjustments for the next 5 years
  (a) Rationally make earnings projections for up to the first half of fiscal 2010 based on the "Plan for strengthening the financial base (up to fiscal 2008)"
  (b) Reduce by an amount reflecting the uncertainty of the projected amount from the projected amount.
  (c) Add the adjustments to the above amount
(3) Apply the effective tax rate to the above amount and record the amount as "deferred tax assets"

(Reference 2) Income of final return (before deducting tax loss carryforwards) for the last 5 years

	Billions of yen					
	1st half FY 2005	FY 2004	FY 2003	FY 2002	FY 2001	FY 2000
Income of final return (before deducting tax loss carryforwards)	¥(571.0)	¥317.2	¥(1,437.8)	¥(745.5)	¥241.9	¥(176.0)

Notes: 1. Income of final return (before deducting tax loss carryforwards) = Taxable income before adjustments for each fiscal year – Temporary differences to be reversed for each fiscal year
2. The figures above include amounts arising from "extraordinary factors" that are specified in the Practical Guideline. Taxable income has been reported each year when these amounts are excluded.
3. The figures for the first half of fiscal 2005 were estimated in interim closing.

Asset Quality

Current Status of Problem Assets

In fiscal 2005, the first year of SMBC's current medium-term management plan, we have been working to secure a solid profit level.

With regard to credit cost, the bank completed its initiative for the intensive improvement of its asset quality in fiscal 2004, and credit cost is expected to return to a more normalized level from the current term onward. Total credit cost for the six-month reporting period, ended September 2005, declined by ¥326.1 billion from the corresponding period of the previous year, to ¥129.7 billion.

As of the end of September 2005, the balance of non-performing loans (NPLs)—referred to as "problem assets" under the *Financial Reconstruction Law*—stood at ¥1,406.0 billion, and the NPL ratio (the ratio of problem assets to total assets) was 2.5%. We will continue to leverage the know-how we have accumulated in the course of implementing NPL workouts to actively develop business opportunities in corporate revitalization support services and new business areas.

I. Self-Assessment, Write-Offs, and Reserves

1. Self-Assessment

SMBC conducts rigorous self-assessment of asset quality using criteria based on the *Financial Inspection Manual* of the Financial Services Agency and the *Practical Guideline* published by the Japanese Institute of Certified Public Accountants. Self-assessment is the latter stage of the obligor grading process for determining the borrower's ability to fulfill debt obligations, and the obligor grade criteria are consistent with the categories used in self-assessment.

At the same time, self-assessment is a preparatory task for ensuring SMBC's asset quality and calculating the appropriate level of write-offs and reserves. Each asset is assessed individually for its security and collectibility. Depending on the borrower's current situation, the borrower is assigned to one of five categories: Normal Borrowers, Borrowers Requiring Caution, Potentially Bankrupt Borrowers, Effectively Bankrupt Borrowers, and Bankrupt Borrowers. Based on the borrower's category, claims on the borrower are classified into Classification I, II, III, and IV assets according to their default and impairment risk levels, taking into account such factors as collateral and guarantees. As part of our efforts to bolster risk management throughout the Group, our consolidated subsidiaries carry out self-assessment in substantially the same manner.

Borrower Categories, Defined

Normal Borrowers	Borrowers with good business performance and in good financial standing without identified problems
Borrowers Requiring Caution	Borrowers identified for close monitoring
Potentially Bankrupt Borrowers	Borrowers perceived to have a high risk of falling into bankruptcy
Effectively Bankrupt Borrowers	Borrowers that may not have legally or formally declared bankruptcy but are essentially bankrupt
Bankrupt Borrowers	Borrowers that have been legally or formally declared bankrupt

Asset Classifications, Defined

Classification I	Assets not classified under Classifications II, III, or IV
Classification II	Assets perceived to have an above-average risk of noncollectibility
Classification III	Assets for which final collection or asset value is very doubtful and which pose a high risk of incurring a loss
Classification IV	Assets assessed as uncollectible or worthless

2. Asset Write-Offs and Reserves

In cases where claims have been determined to be uncollectible, or deemed to be uncollectible, write-offs signify the recognition of losses on the account books with respect to such claims. Write-offs can be made either in the form of loss recognition by offsetting uncollectible amounts against corresponding balance sheet items, referred to as a direct write-off, or else by recognition of a loan loss provision on a contra-asset account in the amount deemed uncollectible, referred to as an indirect write-off. Recognition of indirect write-offs is generally known as provision of reserves.

SMBC's write-off and reserve criteria for each self-assessment borrower category are shown in the table below. As part of our overall measures to strengthen risk management throughout the Group, all consolidated subsidiaries use substantially the same standards as SMBC for write-offs and reserves.

Self-Assessment Borrower Categories		Standards for Write-Offs and Reserves
Normal Borrowers		Amounts are recorded as general reserves in proportion to the expected losses over the next 12 months based on the historical bankruptcy rate for each obligor grading.
Borrowers Requiring Caution		These assets are divided into groups according to the risk of default. Amounts are recorded as general reserves in proportion to the expected losses based on the historical bankruptcy rate for each group. The groups are "claims to substandard borrowers," and "claims to other borrowers requiring caution" excluding claims to substandard borrowers. For the latter, the borrower's financial position and credit situation are additionally taken into account for establishing sub-groups. Additionally, SMBC uses the discounted cash flow (DCF) method to calculate the amount of reserve for possible losses on large-scale claims.
Potentially Bankrupt Borrowers		SMBC sets specific reserves for possible loan losses on the portion of Classification III assets (calculated for each borrower) not secured by collateral, guarantee, or other means. In addition, SMBC applies the discounted cash flow (DCF) method to large-scale claims for calculating individual amounts on the condition of rational estimates of future cash flows.
Effectively Bankrupt/Bankrupt Borrowers		SMBC calculates the amount of Classification III assets and Classification IV assets for each borrower, and writes off the full amount of Classification IV assets (deemed to be uncollectible or of no value) and sets aside specific reserves for possible loan losses against the full amount of Classification III assets.
Notes	General reserve	Provisions made in accordance with general inherent default risks of loans, unrelated to specific individual loans or other claims
	Specific reserve	Provisions made for claims that have been found uncollectable in part or in total (individually evaluated claims)

Discounted Cash Flow Method

SMBC utilizes the discounted cash flow (DCF) method to calculate the amount of reserves required to cover possible losses on large-scale claims to substandard borrowers and potentially bankrupt borrowers. The DCF method is applied in cases where it is reasonable to estimate the future cash inflow of the borrower that can be used for repayment of the principal and the payment of interest on the debt. SMBC then makes provisions equivalent to the excess of the book value of the claims over the said cash inflow, discounted by the initial contractual interest rate or the effective interest rate at the time of origination. In this way, we provide sufficient reserves against the risk of a future deterioration in asset quality.

One of the major advantages of the DCF method over conventional methods of calculating the amount of reserves required to cover possible loan losses is that it enables effective evaluation of each individual borrower. In the case of this method, the required amount of reserves may vary according to the basic data used in applying the DCF method, such as estimated future cash flow based on the borrower's business reconstruction plan, the applied discount rate, and the probability of the borrower going into bankruptcy. Thus, SMBC makes every effort to utilize timely and appropriate data to realize the most accurate estimates possible.

II. Credit Cost

The amount required for the disposal of NPLs—known as "credit cost"—refers to the additional provision for loan losses in the case of provisioning, and the difference between the amount of uncollectible loans and provisions already made in the case of write-offs. The credit cost for the first half of fiscal 2005 is shown in the table below.

■ Credit Cost (SMBC Nonconsolidated; six months ended September 30, 2005)

(Billions of yen)

Credit cost	¥ 154.0
Write-off of loans	16.8
Provision for specific reserve	122.7
Losses on sale of loans	14.7
Provision for loan loss reserve for specific overseas countries	(0.2)
Provision for general reserve for possible loan losses	(24.3)
Total credit cost	¥ 129.7
Reserve for possible loan losses	¥ 772.1
Amount of direct reduction	¥1,113.0

■ Credit Cost (SMFG Consolidated; six months ended September 30, 2005)

(Billions of yen)

Total credit cost	¥ 176.5
Reserve for possible loan losses	¥1,037.2
Amount of direct reduction	¥1,367.6

■ Reserve for Possible Loan Losses (September 30, 2005)

(Billions of yen)

	SMBC (Nonconsolidated)	SMFG (Consolidated)
Reserve for possible loan losses	¥772.1	¥1,037.2
General reserve	393.2	597.4
Specific reserve	375.2	436.1
Loan loss reserve for specific overseas countries	3.7	3.7

With the objective of ensuring that credit cost returns to a more normalized level in fiscal 2005 and after, we made continued active efforts to reduce the NPL balance up to and including fiscal 2004. In addition, we took a number of steps to prepare ourselves for the possible materialization of risk in the future, such as bolstering our reserves for possible loan losses. In this way, the bank has taken all necessary measures to put the NPL issue behind it. As a result, total credit cost for the six-month reporting period, ended September 2005, declined by ¥326.1 billion year on year, to ¥129.7 billion.

III. Disclosure of Problem Assets and Off-Balancing

1. Disclosure of Problem Assets

Problem assets are loans and other claims of which recovery of either principal or interest appears doubtful, and are disclosed in accordance with the Banking Law (in which they are referred to as "risk-monitored loans") and the Financial Reconstruction Law (where they are referred to as "problem assets"). Problem assets are classified based on the borrower categories assigned during self-assessment. The following tables explain the asset classification stipulated by the Financial Reconstruction Law and the differences between risk-monitored loans and problem assets.

Classification of Problem Assets Based on the Financial Reconstruction Law	
Bankrupt and quasi-bankrupt assets	This category is defined as the sum of claims on Bankrupt Borrowers and Effectively Bankrupt Borrowers under self-assessment, excluding Classification IV assets, which are fully written off. Classification III assets are fully covered by reserves, and Classification I and II assets, the collectible portion, are secured by collateral, guarantees, or other means.
Doubtful assets	This category is defined as claims on Potentially Bankrupt Borrowers under self-assessment. Specific reserves are set aside for Classification III assets, and Classification I and II assets, the collectible portion, are secured by collateral, guarantees, or other means.
Substandard loans	This category is defined as claims on Borrowers Requiring Caution under self-assessment. This category comprises past due loans (three months or more) and restructured loans.
Normal assets	This category is defined as the term-end sum of loans, securities lending, import and export, accrued interest, suspense payments, and customers' liabilities for acceptances and guarantees that are not included in the other three categories.

Note: Based on the borrower's category under self-assessment, claims on the borrower are categorized as Classification I, II, III, and IV assets according to their default and impairment risk levels. (Please refer to page 23 for the asset classification table.)

❑ Problem Assets Based on the Financial Reconstruction Law, and Risk-Monitored Loans

Category of borrowers under self-assessment	Problem assets based on the Financial Reconstruction Law			Risk-monitored loans	
	Total loans	Other assets		Total loans	Other assets
Bankrupt Borrowers	Bankrupt and quasi-bankrupt assets			Bankrupt loans	(C)
Effectively Bankrupt Borrowers				Non-accrual loans	
Potentially Bankrupt Borrowers	Doubtful assets				
Borrowers Requiring Caution	Substandard loans			Past due loans (3 months or more)	
				Restructured loans	
Normal Borrowers	(Normal assets)				
	(A)		–	(B)	= (C)

The disclosure of risk-monitored loans corresponds exactly to the disclosure of problem assets based on the Financial Reconstruction Law, except for such non-loan assets as securities lending, import and export, accrued interest, suspense payments, and customers' liabilities for acceptances and guarantees, which are not subject to disclosure.

Since overdue interest from borrowers classified under self-assessment as Potentially Bankrupt Borrowers, Effectively Bankrupt Borrowers, and Bankrupt Borrowers is, as a rule, not recognized as accrued interest, the amount is not included in the problem assets disclosed on the basis of the Financial Reconstruction Law.

2. Problem Asset Disclosure Amounts

As of September 30, 2005, the amounts of problem assets (as defined in the Financial Reconstruction Law) and risk-monitored loans are shown on the following page. Our minimum targets are to reduce the balance of problem assets to approximately ¥1,000 billion and the NPL ratio to approximately 2% by the end of March 2006. As a result of our efforts during the first half of fiscal 2005, the balance of problem assets held by SMBC as of the end of September stood at ¥1,406 billion, a reduction of ¥418.6 billion from the end of March, and the NPL ratio improved to 2.5% from 3.3%.

Problem Assets Based on the Financial Reconstruction Law (September 30, 2005)

(Billions of yen)

	SMBC (Nonconsolidated)	Compared with March 31, 2005	SMFG (Consolidated)
Bankrupt and quasi-bankrupt assets	¥ 301.7	¥ (146.6)	¥ 394.1
Doubtful assets	723.8	(200.6)	830.1
Substandard loans	380.5	(71.4)	622.1
Subtotal	¥ 1,406.0	¥ (418.6)	¥ 1,846.3
Normal assets	54,970.7	1,518.2	59,145.1
Total	¥56,376.7	¥1,099.6	¥60,991.4
Amount of direct reduction	¥ 1,113.0		¥ 1,367.6

Risk-Monitored Loans (September 30, 2005)

(Billions of yen)

	SMBC (Nonconsolidated)	Compared with March 31, 2005	SMFG (Consolidated)
Bankrupt loans	¥ 72.2	¥ 26.3	¥ 89.7
Non-accrual loans	898.9	(339.2)	1,084.7
Past due loans (3 months or more)	51.3	24.4	53.8
Restructured loans	329.2	(95.7)	560.3
Total	¥1,351.6	¥(384.2)	¥1,788.5
Amount of direct reduction	¥1,091.6		¥1,316.9

Classification under Self-Assessment, Disclosure of Problem Assets, and Write-Offs/Reserves (SMBC Nonconsolidated; September 30, 2005)

(Billions of yen)

Category of borrowers under self-assessment	Problem assets based on the Financial Reconstruction Law	Classification under self-assessment: Classification I	Classification II	Classification III	Classification IV	Reserve for possible loan losses	Reserve ratio
Bankrupt Borrowers / Effectively Bankrupt Borrowers	Bankrupt and quasi-bankrupt assets (1) ¥301.7	Portion of claims secured by collateral or guarantees, etc. (5) ¥286.1		Fully reserved ¥15.6	Direct write-offs (Note 1)	Specific reserve ¥21.3 (Note 2)	100% (Note 3)
Potentially Bankrupt Borrowers	Doubtful assets (2) ¥723.8	Portion of claims secured by collateral or guarantees, etc. (6) ¥329.5		Necessary amount reserved ¥394.3		Specific reserve ¥353.9 (Note 2)	89.8% (Note 3)
Borrowers Requiring Caution	Substandard loans (3) ¥380.5 (Claims to substandard borrowers)	Portion of substandard loans secured by collateral or guarantees, etc. (7) ¥158.3				General reserve: General reserve for substandard loans ¥118.7	52.6% (Note 3); 19.0% (Note 3)
		Claims to borrowers requiring caution, excluding claims to substandard borrowers				General reserve	4.7% [10.1%] (Note 4)
Normal Borrowers	Normal assets ¥54,970.7	Claims to normal borrowers				General reserve ¥393.2	0.2% (Note 4)
				Loan loss reserve for specific overseas countries		¥3.7	

Total (4) ¥56,376.7	NPL ratio (A) / (4) 2.5% (Note 5)	Total reserve for possible loan losses	¥772.1
		(B) Specific reserve + General reserve for substandard loans	¥493.9
(A) = (1) + (2) + (3) ¥1,406.0	Portion secured by collateral or guarantees, etc. (C) = (5) + (6) + (7) ¥773.9	Unsecured portion (D) = (A) − (C)	¥632.1
		Reserve ratio (B) / (D)	78.1% (Note 6)
		Coverage ratio {(B) + (C)} / (A)	90.2%

Notes: 1. Includes amount of direct reduction totaling ¥1,113.0 billion.

2. Includes reserves for assets that are not subject to disclosure under the Financial Reconstruction Law. (Bankrupt/Effectively Bankrupt Borrowers: ¥5.7 billion; Potentially Bankrupt Borrowers: ¥8.0 billion)
3. Reserve ratios for claims on Bankrupt/Effectively Bankrupt Borrowers, Potentially Bankrupt Borrowers, Substandard Borrowers, and Borrowers Requiring Caution: The proportion of each category's total unsecured claims covered by reserve for possible loan losses.
4. Reserve ratios for claims on Normal Borrowers and Borrowers Requiring Caution (excluding claims to Substandard Borrowers): The proportion of each category's total claims covered by reserve for possible loan losses. The reserve ratio for unsecured claims on Borrowers Requiring Caution (excluding claims to Substandard Borrowers) is shown in brackets.
5. Ratio of problem assets to total assets subject to Financial Reconstruction Law
6. Reserve ratio = (Specific reserve + General reserve for substandard loans) ÷ (Bankrupt and quasi-bankrupt assets + Doubtful assets + Substandard loans − Portion secured by collateral or guarantees, etc.)

3. Off-Balancing Problem Assets

The off-balancing (also known as "final disposal") of problem assets refers to the removal of such assets from the bank's balance sheet by way of sale, direct write-off or other means.

SMBC has continued to focus efforts on the off-balancing of problem assets, and as a result, ¥662.3 billion in problem assets were off-balanced during the six-month period under review.

■ Breakdown of Off-Balancing (SMBC Nonconsolidated; September 30, 2005)

(Billions of yen)

	March 31, 2004 ①	Fiscal 2004		March 31, 2005 ②	First half of fiscal 2005		September 30, 2005 ③
		New occurrences	Off-balanced		New occurrences	Off-balanced	
Bankrupt and quasi-bankrupt assets	¥ 361.6	¥ 311.9	¥ (225.2)	¥ 448.3	¥ 38.7	¥(185.3)	¥ 301.7
Doubtful assets	1,202.7	1,258.9	(1,537.2)	924.4	276.4	(477.0)	723.8
Total	¥1,564.3	¥1,570.8	¥(1,762.4)	¥1,372.7	¥315.1	¥(662.3)	¥1,025.5
				Increase/Decrease (②−①)			Increase/Decrease (③−②)
Bankrupt and quasi-bankrupt assets				¥ 86.7			¥ (146.6)
Doubtful assets				(278.3)			(200.6)
Total				¥ (191.6)			¥ (347.2)

4. Problem Assets by Region and Industry

■ Problem Assets by Domicile of Borrowers (SMBC Nonconsolidated; September 30, 2005)

(Billions of yen)

	Financial Reconstruction Law Basis (Excluding normal assets)	Percentage	Risk-Monitored Loans	Percentage
Domestic	¥1,374.0	97.7%	¥1,324.9	98.0%
Overseas	32.0	2.3	26.7	2.0
Asia	12.3	0.9	9.6	0.7
Indonesia	5.0	0.4	5.0	0.4
Hong Kong	0.1	0.0	0.1	0.0
India	0.2	0.0	0.2	0.0
China	—	—	—	—
Others	7.0	0.5	4.3	0.3
North America	18.8	1.3	16.2	1.2
Central and South America	0.4	0.0	0.4	0.0
Western Europe	0.5	0.1	0.5	0.1
Eastern Europe	—	—	—	—
Total	¥1,406.0	100.0%	¥1,351.6	100.0%

Note: "Domestic" means the total for domestic branches, excluding the special account for international financial transactions. "Overseas" means the total for overseas branches, including the special account for international financial transactions. The above countries and areas are categorized by the obligor's domicile.

■ Problem Assets by Type of Borrowers (SMBC Nonconsolidated; September 30, 2005)

(Billions of yen)

	Financial Reconstruction Law Basis (Excluding normal assets)	Percentage	Risk-Monitored Loans	Percentage
Domestic	¥1,374.0	97.7%	¥1,324.9	98.0%
Manufacturing	79.0	5.6	75.4	5.6
Agriculture, forestry, fishery and mining	3.2	0.2	3.2	0.2
Construction	149.1	10.6	119.3	8.8
Transportation, communications, and other public enterprises	38.2	2.7	35.6	2.6
Wholesale and retail	139.9	10.0	136.8	10.1
Finance and insurance	45.2	3.2	43.9	3.3
Real estate	456.8	32.5	451.8	33.4
Services	358.4	25.5	356.7	26.4
Municipalities	—	—	—	—
Others	104.2	7.4	102.2	7.6
Overseas	¥ 32.0	2.3%	¥ 26.7	2.0%
Public sector	0.1	0.0	0.1	0.0
Financial institutions	—	—	—	—
Commerce and industry	31.9	2.3	26.6	2.0
Others	—	—	—	—
Total	¥1,406.0	100.0%	¥1,351.6	100.0%

Note: "Domestic" means the total for domestic branches, excluding the special account for international financial transactions. "Overseas" means the total for overseas branches, including the special account for international financial transactions.

Consolidated Balance Sheets (Unaudited)

Sumitomo Mitsui Financial Group, Inc. and Subsidiaries
September 30, 2005 and 2004, and March 31, 2005

	Millions of yen			Millions of U.S. dollars
	September 30		March 31	September 30
	2005	2004	2005	**2005**
Assets				
Cash and due from banks	**¥ 3,039,507**	¥ 3,327,694	¥ 2,930,645	**$ 26,848**
Deposits with banks	**2,037,189**	2,518,706	2,059,168	**17,995**
Call loans and bills bought	**789,440**	406,571	1,004,512	**6,973**
Receivables under resale agreements	**138,675**	125,306	124,856	**1,225**
Receivables under securities borrowing transactions	**2,165,749**	1,621,384	568,340	**19,130**
Commercial paper and other debt purchased	**612,330**	521,454	606,032	**5,409**
Trading assets	**3,627,610**	3,274,740	3,769,073	**32,043**
Money held in trust	**811**	3,783	3,832	**7**
Securities	**23,579,596**	24,073,122	24,233,701	**208,282**
Loans and bills discounted	**56,095,034**	55,422,034	54,799,805	**495,496**
Foreign exchanges	**892,413**	964,066	895,586	**7,883**
Other assets	**3,348,723**	2,919,297	3,110,454	**29,580**
Premises and equipment	**807,079**	946,685	836,053	**7,129**
Lease assets	**1,005,761**	991,190	1,007,015	**8,884**
Deferred tax assets	**1,414,656**	1,743,246	1,598,158	**12,496**
Deferred tax assets for land revaluation	**—**	75	—	**—**
Goodwill	**9,408**	17,544	13,381	**83**
Customers' liabilities for acceptances and guarantees	**3,707,061**	3,399,727	3,444,799	**32,745**
Reserve for possible loan losses	**(1,037,217)**	(1,222,391)	(1,273,560)	**(9,162)**
Total assets	**¥102,233,832**	¥101,054,242	¥99,731,858	**$903,046**
Liabilities, minority interests and stockholders' equity				
Liabilities				
Deposits	**¥ 71,772,317**	¥ 70,658,295	¥71,188,131	**$633,975**
Call money and bills sold	**6,137,278**	4,823,293	4,971,462	**54,211**
Payables under repurchase agreements	**508,598**	720,461	405,671	**4,493**
Payables under securities lending transactions	**3,651,048**	4,602,167	3,868,001	**32,250**
Commercial paper	**7,500**	352,000	374,100	**66**
Trading liabilities	**1,786,166**	1,780,073	2,110,473	**15,777**
Borrowed money	**2,087,187**	2,213,432	2,142,873	**18,436**
Foreign exchanges	**433,654**	533,545	478,482	**3,831**
Short-term bonds	**460,500**	—	1,000	**4,068**
Bonds	**4,329,026**	4,480,668	4,339,497	**38,239**
Due to trust account	**42,260**	42,202	50,457	**373**
Other liabilities	**2,817,197**	3,250,878	2,363,786	**24,885**
Reserve for employee bonuses	**22,018**	21,548	23,816	**194**
Reserve for employee retirement benefits	**35,893**	31,282	34,792	**317**
Reserve for expenses related to EXPO 2005 Japan	**284**	172	231	**3**
Other reserves	**1,092**	1,093	1,093	**10**
Deferred tax liabilities	**47,422**	46,821	45,259	**419**
Deferred tax liabilities for land revaluation	**50,466**	58,100	90,994	**446**
Acceptances and guarantees	**3,707,061**	3,399,727	3,444,799	**32,745**
Total liabilities	**97,896,973**	97,015,765	95,934,927	**864,738**
Minority interests	**1,074,517**	1,017,565	1,021,203	**9,491**
Stockholders' equity				
Capital stock	**1,352,651**	1,247,650	1,352,651	**11,948**
Capital surplus	**974,349**	866,870	974,346	**8,606**
Retained earnings	**697,905**	612,438	329,963	**6,165**
Land revaluation excess	**37,839**	99,514	57,853	**334**
Net unrealized gains on other securities	**533,070**	270,252	410,653	**4,709**
Foreign currency translation adjustments	**(62,640)**	(73,509)	(79,883)	**(553)**
Treasury stock	**(270,834)**	(2,303)	(269,857)	**(2,392)**
Total stockholders' equity	**3,262,340**	3,020,911	2,775,728	**28,817**
Total liabilities, minority interests and stockholders' equity	**¥102,233,832**	¥101,054,242	¥99,731,858	**$903,046**

See accompanying notes to interim consolidated financial statements.

Consolidated Statements of Operations (Unaudited)

Six months ended September 30, 2005 and 2004, and year ended March 31, 2005

	Millions of yen			Millions of U.S. dollars
	Six months ended September 30		Year ended March 31	Six months ended September 30
	2005	2004	2005	**2005**
Income				
Interest income:	**¥ 769,316**	¥ 752,495	¥1,521,728	**$ 6,795**
Interest on loans and discounts	**593,689**	569,704	1,152,749	**5,244**
Interest and dividends on securities	**120,932**	121,740	256,396	**1,068**
Trust fees	**4,285**	729	2,609	**38**
Fees and commissions	**327,875**	281,955	596,086	**2,896**
Trading profits	**12,448**	30,927	144,587	**110**
Other operating income	**576,540**	551,794	1,058,289	**5,093**
Other income	**128,809**	162,942	266,569	**1,138**
Total income	**1,819,276**	1,780,844	3,589,871	**16,070**
Expenses				
Interest expenses:	**215,601**	156,704	350,385	**1,905**
Interest on deposits	**117,904**	54,555	135,212	**1,041**
Fees and commissions	**49,167**	46,575	79,976	**434**
Trading losses	**189**	605	199	**2**
Other operating expenses	**403,592**	394,061	867,748	**3,565**
General and administrative expenses	**421,626**	423,612	852,715	**3,724**
Provision for reserve for possible loan losses	**104,118**	165,267	288,902	**920**
Other expenses	**113,687**	497,301	1,258,478	**1,004**
Total expenses	**1,307,983**	1,684,128	3,698,406	**11,554**
Income (loss) before income taxes and minority interests	**511,293**	96,715	(108,535)	**4,516**
Income taxes:				
Current	**32,367**	17,079	30,638	**286**
Refund	**—**	(8,104)	(8,869)	**—**
Deferred	**60,672**	5,277	52,912	**536**
Minority interests in net income	**25,925**	29,090	50,983	**229**
Net income (loss)	**¥ 392,327**	¥ 53,372	¥ (234,201)	**$ 3,465**

	Yen			U.S. dollars
	Six months ended September 30		Year ended March 31	Six months ended September 30
	2005	2004	2005	**2005**
Per share data:				
Net income (loss)	**¥57,635.50**	¥9,119.40	¥(44,388.07)	**$509.10**
Net income — diluted	**44,223.65**	5,245.69	—	**390.63**

See accompanying notes to interim consolidated financial statements.

Consolidated Statements of Stockholders' Equity (Unaudited)

	Millions of yen							
	Capital stock	Capital surplus	Retained earnings	Land revaluation excess	Net unrealized gains on other securities	Foreign currency translation adjustments	Treasury stock	Total
Balance at March 31, 2004	¥1,247,650	¥865,282	¥611,189	¥96,527	¥325,013	¥(71,764)	¥ (2,956)	¥3,070,942
Issuance of preferred stocks	105,001	105,001						210,003
Change due to decrease of consolidated subsidiaries			3					3
Change due to decrease of affiliates			(2,719)					(2,719)
Gains on disposal of treasury stock		4,063						4,063
Transfer of land revaluation excess			2,111	(2,111)				—
Transfer to deferred tax liabilities for land revaluation and others				(36,562)				(36,562)
Cash dividends paid			(46,421)					(46,421)
Net loss			(234,201)					(234,201)
Change in net unrealized gains on other securities					85,639			85,639
Change in foreign currency translation adjustments						(8,119)		(8,119)
Change in treasury stock							(266,900)	(266,900)
Balance at March 31, 2005	1,352,651	974,346	329,963	57,853	410,653	(79,883)	(269,857)	2,775,728
Change due to increase of consolidated subsidiaries			**(0)**					**(0)**
Change due to decrease of consolidated subsidiaries			**1**					**1**
Gains on disposal of treasury stock		**2**						**2**
Transfer of land revaluation excess			**20,001**	**(20,001)**				**—**
Change in tax rate and others				**(12)**				**(12)**
Cash dividends paid			**(44,389)**					**(44,389)**
Net income			**392,327**					**392,327**
Change in net unrealized gains on other securities					**122,416**			**122,416**
Change in foreign currency translation adjustments						**17,243**		**17,243**
Change in treasury stock							**(977)**	**(977)**
Balance at September 30, 2005	**¥1,352,651**	**¥974,349**	**¥697,905**	**¥37,839**	**¥533,070**	**¥(62,640)**	**¥(270,834)**	**¥3,262,340**

	Millions of U.S. dollars							
	Capital stock	Capital surplus	Retained earnings	Land revaluation excess	Net unrealized gains on other securities	Foreign currency translation adjustments	Treasury stock	Total
Balance at March 31, 2005	$11,948	$8,606	$2,915	$511	$3,627	$(705)	$(2,384)	$24,518
Change due to increase of consolidated subsidiaries			**(0)**					**(0)**
Change due to decrease of consolidated subsidiaries			**0**					**0**
Gains on disposal of treasury stock		**0**						**0**
Transfer of land revaluation excess			**177**	**(177)**				**—**
Change in tax rate and others				**(0)**				**(0)**
Cash dividends paid			**(392)**					**(392)**
Net income			**3,465**					**3,465**
Change in net unrealized gains on other securities					**1,082**			**1,082**
Change in foreign currency translation adjustments						**152**		**152**
Change in treasury stock							**(8)**	**(8)**
Balance at September 30, 2005	**$11,948**	**$8,606**	**$6,165**	**$334**	**$4,709**	**$(553)**	**$(2,392)**	**$28,817**

See accompanying notes to interim consolidated financial statements.

Consolidated Statements of Cash Flows (Unaudited)

	Millions of yen			Millions of U.S. dollars
	Six months ended September 30		Year ended March 31	Six months ended September 30
	2005	2004	2005	**2005**
1. Cash flows from operating activities:				
Income (loss) before income taxes and minority interests	¥ **511,293**	¥ 96,715	¥ (108,535)	$ **4,516**
Depreciation of premises, equipment and others	**40,218**	41,082	84,120	**355**
Depreciation of lease assets	**166,592**	168,782	340,777	**1,472**
Losses on impairment of fixed assets	**10,580**	—	—	**93**
Amortization of goodwill	**3,469**	4,280	10,017	**31**
Equity in earnings of affiliates	**(14,081)**	(12,893)	(27,142)	**(124)**
Gains on sale of subsidiaries' shares and gains on change in equity of subsidiary	**(60,192)**	—	—	**(532)**
Net change in reserve for possible loan losses	**(238,154)**	(200,035)	(140,104)	**(2,104)**
Net change in reserve for employee bonuses	**(1,857)**	(855)	1,497	**(16)**
Net change in reserve for employee retirement benefits	**1,101**	131,309	134,819	**10**
Net change in reserve for expenses related to EXPO 2005 Japan	**53**	55	114	**0**
Interest income	**(769,316)**	(752,495)	(1,521,728)	**(6,796)**
Interest expenses	**215,601**	156,704	350,385	**1,904**
Net (gains) losses on securities	**(64,257)**	(74,018)	102,784	**(568)**
Net (gains) losses from money held in trust	**(13)**	—	(0)	**(0)**
Net exchange gains	**(62,513)**	(172,849)	(105,603)	**(552)**
Net (gains) losses from disposal of premises and equipment	**(275)**	8,716	63,973	**(2)**
Net gains from disposal of lease assets	**(666)**	(1,143)	(3,345)	**(6)**
Net change in trading assets	**163,674**	37,897	(468,577)	**1,446**
Net change in trading liabilities	**(347,755)**	(98,289)	246,434	**(3,072)**
Net change in loans and bills discounted	**(1,213,748)**	(18,373)	468,339	**(10,721)**
Net change in deposits	**688,527**	2,245,859	3,137,797	**6,082**
Net change in negotiable certificates of deposit	**(186,912)**	(478,870)	(806,192)	**(1,651)**
Net change in borrowed money (excluding subordinated debt)	**(13,469)**	(142,894)	(180,888)	**(119)**
Net change in deposits with banks	**55,542**	(683,001)	(245,726)	**491**
Net change in call loans, bills bought, receivables under resale agreements, and commercial paper and other debt purchased	**200,494**	(59,546)	(743,218)	**1,771**
Net change in receivables under securities borrowing transactions	**(1,597,409)**	(612,055)	440,987	**(14,110)**
Net change in call money, bills sold and payables under repurchase agreements	**1,262,966**	(1,845,325)	(2,013,905)	**11,156**
Net change in commercial paper	**(366,600)**	69,300	91,400	**(3,238)**
Net change in payables under securities lending transactions	**(216,953)**	(1,344,179)	(2,078,345)	**(1,916)**
Net change in foreign exchanges (assets)	**6,635**	(219,887)	(151,254)	**59**
Net change in foreign exchanges (liabilities)	**(45,233)**	(39,119)	(94,405)	**(400)**
Net change in short-term bonds (liabilities)	**459,500**	—	1,000	**4,059**
Issuance and redemption of bonds (excluding subordinated bonds)	**(269,880)**	279,933	130,498	**(2,384)**
Net change in due to trust account	**(8,196)**	6,169	14,424	**(72)**
Interest received	**803,273**	797,421	1,553,995	**7,095**
Interest paid	**(208,281)**	(158,410)	(336,234)	**(1,840)**
Net change in payable on trading and securities contracts	**—**	—	(1,020,879)	**—**
Other, net	**129,264**	(332,096)	(350,488)	**1,142**
Subtotal	**(966,978)**	(3,202,113)	(3,223,208)	**(8,541)**
Income taxes paid	**14,248**	(28,614)	(56,914)	**125**
Net cash used in operating activities	**(952,729)**	(3,230,728)	(3,280,122)	**(8,416)**

	Millions of yen			Millions of U.S. dollars
	Six months ended September 30		Year ended March 31	Six months ended September 30
	2005	2004	2005	**2005**
2. Cash flows from investing activities:				
Purchases of securities	**¥(29,777,298)**	¥(21,283,083)	¥(46,309,832)	**$(263,027)**
Proceeds from sale of securities	**24,077,266**	16,679,189	36,134,383	**212,678**
Proceeds from maturity of securities	**6,696,817**	7,674,230	13,118,211	**59,154**
Purchases of money held in trust	**(750)**	—	—	**(7)**
Proceeds from sale of money held in trust	**3,789**	0	0	**34**
Purchases of premises and equipment	**(13,389)**	(22,183)	(56,945)	**(118)**
Proceeds from sale of premises and equipment	**11,107**	28,080	93,474	**98**
Purchases of lease assets	**(192,899)**	(185,819)	(396,497)	**(1,704)**
Proceeds from sale of lease assets	**28,661**	18,991	43,702	**253**
Proceeds from sale of stocks of subsidiaries	**54,937**	—	—	**485**
Purchases of stocks of subsidiaries	**—**	(2,970)	(2,970)	**—**
Net cash provided by investing activities	**888,242**	2,906,435	2,623,525	**7,846**
3. Cash flows from financing activities:				
Proceeds from issuance of subordinated debt	**33,000**	20,000	36,000	**292**
Repayment of subordinated debt	**(82,343)**	(22,240)	(72,212)	**(727)**
Proceeds from issuance of subordinated bonds and bonds with stock acquisition rights	**408,038**	237,275	440,237	**3,604**
Repayment of subordinated bonds and bonds with stock acquisition rights	**(162,800)**	(48,000)	(234,983)	**(1,438)**
Proceeds from issuance of stocks	**—**	—	210,003	**—**
Dividends paid	**(44,355)**	(46,447)	(46,463)	**(392)**
Proceeds from minority stockholders	**48,025**	—	21,024	**424**
Dividends paid to minority stockholders	**(27,034)**	(26,171)	(39,457)	**(239)**
Purchases of treasury stock	**(1,001)**	(502)	(269,012)	**(9)**
Proceeds from sale of treasury stock	**26**	3,936	9,063	**0**
Net cash provided by financing activities	**171,555**	117,850	54,199	**1,515**
4. Effect of exchange rate changes on cash and due from banks	**1,794**	716	(378)	**16**
5. Net change in cash and due from banks	**108,861**	(205,726)	(602,776)	**961**
6. Cash and due from banks at beginning of period	**2,930,645**	3,529,479	3,529,479	**25,887**
7. Change in cash and due from banks due to merger of consolidated subsidiaries	**—**	3,941	3,941	**—**
8. Cash and due from banks at end of period	**¥ 3,039,507**	¥ 3,327,694	¥ 2,930,645	**$ 26,848**

See accompanying notes to interim consolidated financial statements.

Notes to Interim Consolidated Financial Statements (Unaudited)

Sumitomo Mitsui Financial Group, Inc. and Subsidiaries
Six months ended September 30, 2005

I. Significant Accounting Policies

1. Scope of consolidation

(1) Consolidated subsidiaries: 166 companies

Principal companies:

Sumitomo Mitsui Banking Corporation (SMBC)
THE MINATO BANK, LTD.
Kansai Urban Banking Corporation
Sumitomo Mitsui Banking Corporation Europe Limited
Manufacturers Bank
SMBC Leasing Company, Limited
Sumitomo Mitsui Card Company, Limited
SMBC Capital Co., Ltd.
SMBC Finance Service Co., Ltd.
SMBC Friend Securities Co., Ltd.
The Japan Research Institute, Limited
SMBC Capital Markets, Inc.

Changes in consolidated subsidiaries in the six months ended September 30, 2005 are as follows:

Nine companies including NS Capital Co., Ltd. were newly consolidated due to establishment and other reason.

Four companies including WAKASHIO OFFICE SERVICE Co., Ltd. were excluded from the scope of consolidation because they were no longer subsidiaries due to liquidation and other reason. Six companies including SMLC CENTAURUS CO., LTD. became unconsolidated subsidiaries that are not accounted for by the equity method because they became silent partnerships for lease transactions.

(2) Unconsolidated subsidiaries

Principal company:

SBCS Co., Ltd.

One hundred and twenty-one subsidiaries including S.B.L. Mercury Co., Ltd. are silent partnerships for lease transactions and their assets and profits/losses do not belong to them substantially. Therefore, they were excluded from the scope of consolidation pursuant to Article 5 Paragraph 1 Item 2 of Interim Consolidated Financial Statements Regulations.

Total assets, ordinary income, net income and retained earnings of other unconsolidated subsidiaries have no material impact on the interim consolidated financial statements.

2. Application of the equity method

(1) Unconsolidated subsidiaries accounted for by the equity method: 3 companies

Principal company:

SBCS Co., Ltd.

In the six months ended September 30, 2005, SBL Holdings Limited was excluded from the scope of unconsolidated subsidiaries accounted for by the equity method because it was no longer a subsidiary due to liquidation.

(2) Affiliates accounted for by the equity method: 56 companies

Principal companies:

Promise Co., Ltd.
Daiwa Securities SMBC Co. Ltd.
NIF Ventures Co., Ltd.
Daiwa SB Investments Ltd.
Sumitomo Mitsui Asset Management Company, Limited
QUOQ Inc.

Changes in affiliates in the six months ended September 30, 2005 are as follows:

Eight companies including NIF Ventures Co., Ltd. newly became affiliated companies accounted for by the equity method due to acquirement of shares.

P.T. Perjahl Leasing Indonesia was excluded from the scope of affiliated companies accounted for by the equity method because it was no longer an affiliated company due to sale of shares.

(3) Unconsolidated subsidiaries that are not accounted for by the equity method

One hundred and twenty-one subsidiaries including S.B.L. Mercury Co., Ltd. are silent partnerships for lease transactions and their assets and profits/losses do not belong to them substantially. Therefore, they are not treated as affiliated companies accounted for by the equity method pursuant to Article 7 Paragraph 1 Item 2 of Interim Consolidated Financial Statements Regulations.

(4) Affiliates that are not accounted for by the equity method

Principal company:

Daiwa SB Investments (USA) Ltd.

Net income and retained earnings of other unconsolidated subsidiaries and affiliates that are not accounted for by the equity method have no material impact on the interim consolidated financial statements.

3. The interim balance sheet dates of consolidated subsidiaries

(1) The interim balance sheet dates of the consolidated subsidiaries are as follows:

March 31:	5 Companies
April 30:	1 Company
June 30:	68 Companies
July 31:	3 Companies
September 30:	89 Companies

(2) As for the companies whose interim balance sheet dates are March 31 and April 30, the accounts are provisionally closed for the purpose of consolidation as of September 30 and July 31, respectively. The other companies are consolidated on the basis of their respective interim balance sheet dates.

Appropriate adjustments were made for material transactions during the periods from their respective interim balance sheet dates to the interim consolidated closing date.

4. Accounting methods

(1) **Standards for recognition and measurement of trading assets/liabilities and trading profits/losses**

Transactions for trading purposes (seeking gains arising from short-term changes in interest rates, currency exchange rates, or market prices of securities and other market related indices or from variation among markets) are included in "Trading assets" or "Trading liabilities" on the interim consolidated balance sheet on a trade date basis. Profits and losses on trading-purpose transactions are recognized on a trade date basis, and recorded as "Trading profits" and "Trading losses."

Securities and monetary claims purchased for trading purposes are stated at the interim term-end market value, and financial derivatives such as swaps, futures and options are stated at amounts that would be settled if the transactions were terminated at the interim consolidated balance sheet date.

"Trading profits" and "Trading losses" include interest received or paid during the interim term. The valuation differences of securities and money claims between the previous fiscal year-end and this interim term-end are also recorded in the above-mentioned accounts. As for the derivatives, assuming that the settlement will be made in cash, the valuation differences between the previous fiscal year-end and this interim term-end are also recorded in the above-mentioned accounts.

(2) Standards for recognition and measurement of securities

(a) Debt securities that consolidated subsidiaries have the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are carried at amortized cost (straight-line method) using the moving-average method.

Investments in unconsolidated subsidiaries and affiliates that are not accounted for by the equity method are carried at cost using the moving-average method.

Securities other than trading purpose securities, held-to-maturity securities and investments in unconsolidated subsidiaries and affiliates are classified as "other securities" (available-for-sale securities). Stocks in other securities that have market prices are carried at their average market prices during the final month of the interim term, and bonds and others that have market prices are carried at their interim term-end market prices (cost of securities sold is calculated using primarily the moving-average method). Other securities with no available market prices are carried at cost or amortized cost using the moving-average method. Net unrealized gains (losses) on other securities, net of income taxes, are included in "Stockholders' equity," after deducting the amount that is reflected in the interim term's earnings by applying fair value hedge accounting.

(b) Securities included in money held in trust are carried in the same method as in Notes I. 4. (1) and (2) (a).

(3) Standards for recognition and measurement of derivative transactions

Derivative transactions, excluding those classified as trading derivatives, are carried at fair value, though some consolidated overseas subsidiaries account for derivative transactions in accordance with their local accounting standards.

(4) Depreciation

(a) Depreciation of premises, equipment and lease assets

Premises and equipment owned by Sumitomo Mitsui Financial Group, Inc. (SMFG) and SMBC are depreciated using the straight-line method for premises and the declining-balance method for equipment. They calculated the depreciation cost for the interim term by proportionally allocating the estimated annual cost to the interim term. The estimated useful lives of major items are as follows:

Buildings:	7 to 50 years
Equipment:	2 to 20 years

Other consolidated subsidiaries depreciate premises and equipment, and lease assets primarily using the straight-line method over the estimated useful lives of the respective assets and the straight-line method over the lease term based on the residual value of assets at the end of the lease term, respectively.

(b) Depreciation of capitalized software

Capitalized software for internal use owned by SMFG and its consolidated domestic subsidiaries is depreciated using the straight-line method over its estimated useful life (basically five years).

(5) Reserve for possible loan losses

Reserve for possible loan losses of major consolidated subsidiaries is provided as detailed below in accordance with the internal standards for write-offs and provisions.

For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings ("bankrupt borrowers") or borrowers that are not legally or formally insolvent but are regarded as substantially in the same situation ("effectively bankrupt borrowers"), a reserve is provided based on the amount of claims, after the write-off stated below, net of the expected amount of recoveries from collateral and guarantees.

For claims on borrowers that are not currently bankrupt but are perceived to have a high risk of falling into bankruptcy ("potentially bankrupt borrowers"), a reserve is provided in the amount deemed necessary based on an overall solvency assessment of the claims, net of the expected amount of recoveries from collateral and guarantees.

Discounted Cash Flows (DCF) method is used for claims on borrowers whose cash flows from collection of principals and interest can be rationally estimated and SMBC applies it to claims on large potentially bankrupt borrowers and claims on large borrowers requiring close monitoring that have been classified as "Past due loans (3 months or more)" or "Restructured loans," whose total loans from SMBC exceed a certain amount. SMBC establishes a reserve for possible loan losses using the DCF method for such claims in the amount of the difference between the present value of principal and interest (calculated using the rationally estimated cash flows discounted at the initial contractual interest rate) and the book value.

For other claims, a reserve is provided based on the historical loan-loss ratio.

For claims originated in specific countries, an additional reserve is provided in the amount deemed necessary based on the assessment of political and economic conditions.

Branches and credit supervision departments assess all claims in accordance with the internal rules for self-assessment of assets, and the Credit Review Department, independent from these operating sections, audits their assessment. The reserves are provided based on the results of these assessments.

Reserve for possible loan losses of other consolidated subsidiaries for general claims is provided in the amount deemed necessary based on the historical loan-loss ratios, and for doubtful claims in the amount deemed uncollectible based on assessment of each claim.

For collateralized or guaranteed claims on bankrupt borrowers and effectively bankrupt borrowers, the amount exceeding the estimated value of collateral and guarantees is deemed to be uncollectible and written off against the total outstanding amount of the claims. The amount of write-off was ¥1,367,602 million ($12,080 million).

(6) Reserve for employee bonuses

Reserve for employee bonuses is provided for payment of bonuses to employees, in the amount of estimated bonuses, which are attributable to this interim term.

(7) Reserve for employee retirement benefits

Reserve for employee retirement benefits is provided for payment of retirement benefits to employees, in the amount deemed accrued at interim term-end, based on the projected retirement benefit obligation and the fair value of plan assets at this fiscal year-end.

Unrecognized prior service cost is amortized using the straight-line method, primarily over 10 years within the employees' average remaining service period at incurrence.

Unrecognized net actuarial gain (loss) is amortized using the straight-line method, primarily over 10 years within the employees' average remaining service period, commencing from the next fiscal year of incurrence.

(8) Reserve for expenses related to EXPO 2005 Japan

SMBC accounts for the exhibition expenses related to "The 2005 World Exposition, Aichi, Japan" as "Reserve for expenses related to EXPO 2005 Japan." This reserve is stipulated in Article 43 of the Ordinance of the Commercial Code and includes the reserve that is stipulated in Article 57-2 of the Specific Taxation Measures Law.

(9) Other reserves required by special laws

Other reserves required by special laws are reserve for contingent liabilities from financial futures transactions in accordance with Article 81 of the Financial Futures Transaction Law of ¥18 million ($0 million), and reserve for contingent liabilities from securities transactions in accordance with Article 51 of the Securities and Exchange Law of ¥1,074 million ($9 million).

(10) Translation of foreign currency assets and liabilities

SMBC's assets and liabilities denominated in foreign currencies and overseas branches' accounts are translated into Japanese yen mainly at the exchange rate prevailing at the interim consolidated balance sheet date, with the exception of stocks of subsidiaries and affiliates translated at rates prevailing at the time of acquisition.

Other consolidated subsidiaries' assets and liabilities denominated in foreign currencies are translated into Japanese yen at the exchange rate prevailing at their respective interim balance sheet dates.

(11) Accounting method for lease transactions

Financing leases of SMFG and its consolidated domestic subsidiaries, excluding those in which the ownership of the property is transferred to the lessee, are accounted for in the same method as operating leases.

Standards for recognizing lease-related income on lease transactions and income/expenses on installment sales are as follows:

(a) Recognition of lease-related income on lease transactions
Primarily, lease-related income is recognized on a straight-line basis over the full term of the lease, based on the contractual amount of lease fees per month.

(b) Recognition of income and expenses on installment sales
Primarily, installment-sales-related income and installment-sales-related expenses are recognized on a due-date basis over the full term of the installment sales.

(12) Hedge accounting

(a) Hedging against interest rate changes
As for the hedge accounting method applied to hedging transactions for interest rate risk arising from financial assets and liabilities, SMBC applies deferred hedge accounting or fair value hedge accounting.

SMBC applies deferred hedge accounting stipulated in "Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry" (JICPA Industry Audit Committee Report No. 24) to portfolio hedges on groups of large-volume, small-value monetary claims and debts.

As for the portfolio hedges to offset market fluctuation, SMBC assesses the effectiveness of such hedges by classifying the hedged items (such as deposits and loans) and the hedging instruments (such as interest rate swaps) by their maturity. As for the portfolio hedges to fix cash flows, SMBC assesses the effectiveness of such hedges by verifying the correlation between the hedged items and the hedging instruments.

As for the individual hedges, SMBC also basically applies deferred hedge accounting. But, SMBC applies fair value hedge accounting to hedging transactions for reducing the market volatility of bonds classified as other securities that are held for the purpose of Asset and Liability Management.

As a result of the application of JICPA Industry Audit Committee Report No. 24, SMBC discontinued the application of hedge accounting or applied fair value hedge accounting to a portion of the hedging instruments using "macro hedge," which had been applied in order to manage interest rate risk arising from large-volume transactions in loans, deposits and other interest-earning assets and interest-bearing liabilities as a whole using derivatives pursuant to "Temporary Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry" (JICPA Industry Audit Committee Report No. 15). The deferred hedge losses and gains related to such a portion of hedging instruments are charged to "Interest income" or "Interest expenses" over a 12-year period (maximum) according to their maturity from the fiscal year ended March 31, 2004. At this interim term-end, gross amounts of deferred hedge losses and gains on "macro hedge" were ¥146,070 million ($1,290 million) and ¥119,788 million ($1,058 million), respectively.

(b) Hedging against currency fluctuations

SMBC applies deferred hedge accounting stipulated in "Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry" (JICPA Industry Audit Committee Report No. 25) to currency swap and foreign exchange swap transactions executed for the purpose of lending or borrowing funds in different currencies.

Pursuant to JICPA Industry Audit Committee Report No. 25, SMBC assesses the effectiveness of currency swap and foreign exchange swap transactions executed for the purpose of offsetting the risk of changes in currency exchange rates by verifying that there are foreign-currency monetary claims and debts corresponding to the foreign-currency positions.

In order to hedge risk arising from volatility of exchange rates for stocks of subsidiaries and affiliates and other securities (excluding bonds) denominated in foreign currencies, SMBC applies deferred hedge accounting or fair value hedge accounting, on the conditions that the hedged securities are designated in advance and that sufficient on-balance (actual) or off-balance (forward) liability exposure exists to cover the cost of the hedged securities denominated in the same foreign currencies.

(c) Transactions between consolidated subsidiaries

As for derivative transactions between consolidated subsidiaries or internal transactions between trading accounts and other accounts (or among internal sections), SMBC manages the interest rate swaps and currency swaps that are designated as hedging instruments in accordance with the strict criteria for external transactions stipulated in JICPA Industry Audit Committee Report No. 24 and No. 25. Therefore, SMBC accounts for the gains or losses that arise from interest rate swaps and currency swaps in its earnings or defers them, rather than eliminating them.

Certain other consolidated subsidiaries use the deferred hedge accounting or the special treatment for interest rate swaps. A consolidated domestic subsidiary (a leasing company) partly applies the accounting method that is permitted by "Temporary Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Leasing Industry" (JICPA Industry Audit Committee Report No. 19).

(13) Consumption tax

National and local consumption taxes of SMFG and its consolidated domestic subsidiaries are accounted for using the tax-excluded method.

(14) Tax effect accounting

On the premise that transfer to and from the reserve for losses on overseas investments will be conducted through appropriation of retained earnings (deficit) at the end of this fiscal year of SMFG and its consolidated domestic subsidiaries, current and deferred income taxes are recorded in the amount corresponding to the interim consolidated term.

(15) Application of new accounting standard for impairment of fixed assets

Effective on April 1, 2005, SMFG applied "Accounting Standards for Impairment of Fixed Assets" ("Opinion Concerning Establishment of Accounting Standard for Impairment on Fixed Assets," issued by Business Accounting Deliberation Council on August 9, 2002) and "Guidelines on Implementation of Accounting Standard for Impairment of Fixed Assets" (Guidelines on Implementation of Business Accounting Standard No. 6 issued by the Accounting Standards Board of Japan on October 31, 2003). As a result, net income before income taxes and minority interests decreased by ¥9,997 million ($88 million). In the banking industry, fixed assets are stated at cost less accumulated depreciation pursuant to the Enforcement Ordinance of the Banking Law and the accumulated impairment loss is also deducted from the book value of each asset.

5. Statements of cash flows

For the purposes of the consolidated statement of cash flows, cash and cash equivalents represent cash and due from banks.

II. Notes to Consolidated Balance Sheet

1. Securities include ¥425,992 million ($3,763 million) of stocks of unconsolidated subsidiaries and affiliates and ¥1,475 million ($13 million) of investments.

2. Japanese government bonds as a sub-account of Securities include ¥9,921 million ($88 million) of unsecured loaned securities for which borrowers have the right to sell or pledge.

   As for the unsecured borrowed securities for which SMBC has the right to sell or pledge and the securities which SMBC purchased under resale agreements, that are permitted to be sold or pledged without restrictions, ¥2,002,583 million ($17,689 million) of securities are pledged, and ¥217,437 million ($1,921 million) of securities are held in hand as of the interim consolidated balance sheet date.

3. Bankrupt loans and Non-accrual loans were ¥89,680 million ($792 million) and ¥1,084,678 million ($9,581 million), respectively.

   "Bankrupt loans" are loans, after write-off, to legally bankrupt borrowers as defined in Article 96-1-3 and 96-1-4 of the Enforcement Ordinance No. 97 of the Japanese Corporate Tax Law (issued in 1965) and on which accrued interest income is not recognized as there is substantial doubt about the ultimate collectability of either principal or interest because they are past due for a considerable period of time or for other reasons. "Non-accrual loans" are loans on which accrued interest income is not recognized, excluding "Bankrupt loans" and loans on which interest payments are deferred in order to support the borrowers' recovery from financial difficulties.

4. Past due loans (3 months or more) totaled ¥53,845 million ($476 million).

   "Past due loans (3 months or more)" are loans on which the principal or interest is past due for three months or more, excluding "Bankrupt loans" and "Non-accrual loans."

5. Restructured loans totaled ¥560,295 million ($4,949 million).

   "Restructured loans" are loans on which terms and conditions have been amended in favor of the borrowers (e.g. reduction of the original interest rate, deferral of interest payments, extension of principal repayments or debt forgiveness) in order to support the borrowers' recovery from financial difficulties, excluding "Bankrupt loans," "Non-accrual loans" and "Past due loans (3 months or more)."

6. The total amount of Bankrupt loans, Non-accrual loans, Past due loans (3 months or more) and Restructured loans was ¥1,788,499 million ($15,798 million).

   The amounts of loans presented in 3. to 6. above are the amounts before deduction of reserve for possible loan losses.

7. Bills discounted are accounted for as financial transactions in accordance with JICPA Industry Audit Committee Report No. 24. SMFG's banking subsidiaries have rights to sell or pledge bank acceptance bought, commercial bills discounted, documentary bills and foreign exchanges bought without restrictions. The total face value was ¥863,193 million ($7,625 million), and bank acceptance bought, commercial bills discounted, documentary bills and foreign exchanges bought that were rediscounted by the banking subsidiaries accounted for ¥881 million ($8 million) of the total amount.

8. Assets pledged as collateral were as follows:

September 30, 2005	Millions of yen	Millions of U.S. dollars
Assets pledged as collateral		
Cash and due from banks and Deposits with banks	¥ 85,183	$ 752
Trading assets	326,547	2,884
Securities	8,202,692	72,456
Loans and bills discounted	1,707,149	15,079
Other assets (installment account receivable, etc.)	1,206	11
Liabilities corresponding to assets pledged as collateral		
Deposits	¥ 13,599	$ 120
Call money and bills sold	5,279,499	46,635
Payables under repurchase agreements	498,622	4,404
Payables under securities lending transactions	3,443,828	30,420
Trading liabilities	190,640	1,684
Borrowed money	14,675	130
Other liabilities	20,808	184
Acceptances and guarantees	151,927	1,342

   In addition, Cash and due from banks and Deposits with banks of ¥5,919 million ($52 million), Trading assets of ¥495,451 million ($4,376 million), and Securities of ¥4,107,162 million ($36,279 million) were pledged as collateral for cash settlements, variation margins of futures markets and certain other purposes.

   Premises and equipment included surety deposits and intangible of ¥98,602 million ($871 million), and Other assets included initial margins of futures markets of ¥8,099 million ($72 million).

9. Commitment line contracts on overdrafts and loans are agreements to lend to customers, up to a prescribed amount, as long as there is no violation of any condition established in the contracts. The amount of unused commitments was ¥37,859,678 million ($334,420 million), and the amount of unused commitments whose original contract terms are within one year or unconditionally cancelable at any time was ¥33,042,642 million ($291,870 million).

   Since many of these commitments are expected to expire without being drawn upon, the total amount of unused commitments does not necessarily represent actual future cash flow requirements. Many of these commitments include clauses under which SMBC and other consolidated subsidiaries can reject an application from customers or reduce the contract amounts in the event that economic conditions change, SMBC and other consolidated subsidiaries need to secure claims, or other events occur. In addition, SMBC and other consolidated subsidiaries may request the customers to pledge collateral such as premises and securities at the time of the contracts, and take necessary measures such as monitoring customers' financial positions, revising contracts when need arises and securing claims after contracts are made.

10. Net amount of deferred unrealized losses on hedging instruments to which deferred hedge accounting is applied is reported as deferred losses on hedge and is included in "Other assets." Gross deferred unrealized losses and gains on hedging instruments were ¥465,676 million ($4,113 million) and ¥351,915 million ($3,109 million), respectively.

11. SMBC revaluated its own land for business activities in accordance with the "Law Concerning Land Revaluation" (the "Law") effective March 31, 1998 and the law concerning amendment of the Law effective March 31, 2001. The income taxes corresponding to the net unrealized gains are deferred and reported in "Liabilities" as "Deferred tax liabilities for land revaluation," and the net unrealized gains, net of deferred taxes, are reported as "Land revaluation excess" in "Stockholders' equity."

    Certain other consolidated subsidiaries revaluated their own land for business activities in accordance with the Law. The income taxes corresponding to the net unrealized gains are deferred and reported in "Liabilities" as "Deferred tax liabilities for land revaluation" and the net unrealized gains, net of deferred taxes, are reported as "Land revaluation excess" in "Stockholders' equity."

    Date of the revaluation:

    SMBC: March 31, 1998 and March 31, 2002

    Certain other consolidated subsidiaries: March 31, 1999 and March 31, 2002

    Method of revaluation (stipulated in Article 3-3 of the Law):

    SMBC: Fair values were determined by applying appropriate adjustments for land shape and timing of appraisal to the values stipulated in Article 2-3, 2-4 or 2-5 of the Enforcement Ordinance of the Law Concerning Land Revaluation (the Enforcement Ordinance No. 119) effective March 31, 1998.

    Certain other consolidated subsidiaries: Fair values were determined based on the values stipulated in Article 2-3 and 2-5 of the Enforcement Ordinance No. 119.

12. Accumulated depreciation on premises and equipment and accumulated depreciation on lease assets amounted to ¥537,597 million ($4,749 million) and ¥1,553,475 million ($13,722 million), respectively.

13. Deferred gain on real property deductible for tax purposes amounted to ¥66,094 million ($584 million).

14. The balance of subordinated debt included in "Borrowed money" was ¥685,500 million ($6,055 million).

15. The balance of subordinated bonds included in "Bonds" was ¥2,125,016 million ($18,771 million).

III. Notes to Consolidated Statement of Operations

1. "Other income" includes gains on sales of stocks and other securities of ¥46,383 million ($410 million), gains on sale of a subsidiary's shares and change in equity of the subsidiary of ¥57,509 million ($508 million) and gains on disposal of fixed assets of ¥3,514 million ($31 million).

2. "Other expenses" includes write-off of loans of ¥42,681 million ($377 million), losses on delinquent loans sold of ¥29,725 million ($263 million), losses on impairment of fixed assets of ¥10,580 million ($93 million) and losses on disposal of premises and equipment of ¥3,239 million ($29 million).

3. The difference between the recoverable amount and the book value of the following assets is recognized as "Losses on impairment of fixed assets" and included in "Other expenses" in this interim term.

Six months ended September 30, 2005

Area	Purpose of use	Type	Millions of yen	Millions of U.S. dollars
Tokyo metropolitan area	Idle assets (41 items)	Land and premises etc.	¥4,388	$39
Kinki area	Branches (12 branches)	Land and premises etc.	3,985	35
	Idle assets (23 items)		1,966	17
Other	Idle assets (13 items)	Land and premises etc.	240	2

At the consolidated subsidiary, SMBC, every branch, which continuously manages and determines income and expenses, is the smallest unit of asset group for recognition and measurement of impairment loss. Fixed assets which do not have identifiable cash flows (such as corporate headquarters facilities, training institutes, business and system centers, and health and recreational facilities) are grouped with other assets. As for idle assets, impairment loss on each asset is measured individually. At other consolidated subsidiaries, a branch is generally considered as the smallest grouping unit.

On assets which investments are not expected to be recovered, SMBC and other consolidated subsidiaries reduced the carrying amounts of idle assets, in the case of SMBC, and those of idle assets and branches, in the case of SMFG and other consolidated subsidiaries, to their recoverable amounts and recognized the relevant losses as "losses on impairment of fixed assets," which is included in "Other expenses." Recoverable amounts of some of the branches are calculated based on future cash flows using a discount rate of 5–6%. Recoverable amounts of other assets are calculated using net realizable value which is based on appraisal value in accordance with the Real Estate Appraisal Standard less the expected sale costs.

IV. Lease Transactions

1. Financing leases

A summary of assumed amounts of acquisition cost, accumulated depreciation and net book value for financing leases without transfer of ownership at September 30, 2005 was as follows:

(1) Lessee side

	Millions of yen		
September 30, 2005	Equipment	Other	Total
Acquisition cost	¥4,974	¥312	¥5,287
Accumulated depreciation	2,462	165	2,627
Net book value	¥2,512	¥146	¥2,659

September 30, 2005	Millions of U.S. dollars Equipment	Other	Total
Acquisition cost	$44	$3	$47
Accumulated depreciation	22	1	23
Net book value	$22	$2	$24

Future minimum lease payments excluding interests at September 30, 2005 were as follows:

September 30, 2005	Millions of yen	Millions of U.S. dollars
Due within one year	¥ 936	$ 8
Due after one year	1,812	16
Total	¥2,749	$24

Total lease expenses for this interim term were ¥587 million ($5 million).

Assumed depreciation for this interim term amounted to ¥526 million ($5 million).

Assumed depreciation is calculated using the straight-line method over the lease term of the respective assets without salvage values.

The difference between the minimum lease payments and the acquisition costs of the lease assets represents interest expenses. The allocation of such interest expenses over the lease term is calculated using the effective interest method. Interest expenses for this interim term amounted to ¥59 million ($1 million).

(2) Lessor side

September 30, 2005	Millions of yen Equipment	Other	Total
Acquisition cost	¥1,861,808	¥649,657	¥2,511,465
Accumulated depreciation	1,176,193	365,318	1,541,512
Net book value	¥ 685,614	¥284,338	¥ 969,953

September 30, 2005	Millions of U.S. dollars Equipment	Other	Total
Acquisition cost	$16,445	$5,739	$22,184
Accumulated depreciation	10,389	3,227	13,616
Net book value	$ 6,056	$2,512	$ 8,568

Future lease payments receivable excluding interests at September 30, 2005 were as follows:

September 30, 2005	Millions of yen	Millions of U.S. dollars
Due within one year	¥308,553	$2,725
Due after one year	673,573	5,950
Total	¥982,126	$8,675

Total lease income for this interim term was ¥207,237 million ($1,831 million).

Depreciation for this interim term amounted to ¥162,262 million ($1,433 million).

Interest income represents the difference between the sum of the lease payments receivable and estimated salvage values, and the acquisition costs of the lease assets.

The allocation of such interest income over the lease term is calculated using the effective interest method. Interest income for this interim term amounted to ¥30,002 million ($265 million).

2. Operating leases

(1) Lessee side

Future minimum lease payments at September 30, 2005 were as follows:

September 30, 2005	Millions of yen	Millions of U.S. dollars
Due within one year	¥17,752	$157
Due after one year	74,436	657
Total	¥92,188	$814

(2) Lessor side

Future lease payments receivable at September 30, 2005 were as follows:

September 30, 2005	Millions of yen	Millions of U.S. dollars
Due within one year	¥ 9,259	$ 82
Due after one year	21,100	186
Total	¥30,359	$268

Future lease payments receivable amounting to ¥67,727 million ($598 million) on the lessor side referred to above 1. and 2. were pledged as collateral for borrowings.

V. Per Share Data

September 30, 2005	Yen	U.S. dollars
Stockholders' equity per share	¥261,250.37	$2,307.66
Net income per share	57,635.50	509.10
Net income per share — diluted	44,223.65	390.63

1. Stockholders' equity per share is calculated by deducting from stockholders' equity the number of preferred stocks issued as of the end of the interim term multiplied by the issue price, divided by the number of common stocks issued at the interim term-end (excluding "treasury stock").
2. Net income per share is calculated by deducting dividends for preferred stock from net income, divided by the weighted average number of shares of common stock, excluding treasury stock outstanding during the interim term.
3. Net income per share (diluted) reflects the potential dilution that could occur if preferred stocks and other contracts to issue common stocks were exercised.

VI. Others

Amounts less than one million yen have been omitted. As a result, the totals in Japanese yen shown in the financial statements do not necessarily agree with the sum of the individual amounts. The translation of the Japanese yen amounts into U.S. dollars are included solely for the convenience of readers outside Japan, using the prevailing exchange rate at September 30, 2005, which was ¥113.21 to US$1. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at that rate.

VII. Market Value Information

1. Securities

Note: The amounts shown in the following tables include trading securities, commercial paper and short-term corporate bonds classified as "Trading assets," negotiable certificates of deposit bought classified as "Deposits with banks," and beneficiary claims on loan trusts classified as "Commercial paper and other debt purchased," in addition to "Securities" stated in the interim consolidated balance sheet.

(1) Securities classified as trading purposes

September 30, 2005	Millions of yen	Millions of U.S. dollars
Consolidated balance sheet amount	¥1,589,914	$14,044
Valuation losses included in the earnings for the interim term	1,296	11

(2) Bonds classified as held-to-maturity with market value

September 30, 2005	Millions of yen				
	Consolidated balance sheet amount	Market value	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Japanese government bonds	¥659,835	¥653,970	¥(5,865)	¥ 948	¥6,813
Japanese local government bonds	58,545	57,397	(1,148)	—	1,148
Japanese corporate bonds	69,747	68,907	(840)	—	840
Other	27,678	28,120	441	441	—
Total	¥815,806	¥808,394	¥(7,411)	¥1,390	¥8,802

September 30, 2005	Millions of U.S. dollars				
	Consolidated balance sheet amount	Market value	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Japanese government bonds	$5,829	$5,777	$(52)	$ 8	$60
Japanese local government bonds	517	507	(10)	—	10
Japanese corporate bonds	616	609	(7)	—	7
Other	244	248	4	4	—
Total	$7,206	$7,141	$(65)	$12	$77

Note: Market value is calculated using market prices at the interim term-end.

(3) Other securities with market value

September 30, 2005	Millions of yen				
	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Stocks	¥ 1,904,528	¥ 2,897,259	¥992,730	¥1,031,519	¥ 38,788
Bonds	12,400,547	12,317,414	(83,132)	4,822	87,955
Japanese government bonds	10,723,139	10,649,794	(73,345)	1,207	74,552
Japanese local government bonds	540,423	534,633	(5,790)	939	6,729
Japanese corporate bonds	1,136,983	1,132,986	(3,997)	2,676	6,673
Other	3,878,943	3,866,998	(11,944)	34,002	45,947
Total	¥18,184,018	¥19,081,672	¥897,653	¥1,070,345	¥172,691

September 30, 2005	Millions of U.S. dollars				
	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Stocks	$ 16,823	$ 25,592	$8,769	$9,112	$ 343
Bonds	109,535	108,801	(734)	43	777
Japanese government bonds	94,719	94,071	(648)	11	659
Japanese local government bonds	4,773	4,722	(51)	8	59
Japanese corporate bonds	10,043	10,008	(35)	24	59
Other	34,264	34,158	(106)	300	406
Total	$160,622	$168,551	$7,929	$9,455	$1,526

Notes: 1. Net unrealized gains include losses of ¥557 million ($5 million) that is recognized in the interim term's earnings by applying fair value hedge accounting and losses of ¥400 million ($4 million) on embedded financial instruments in their entirety that are recognized in the earnings because their embedded derivatives are not measured separately.

2. Consolidated balance sheet amount is calculated as follows:

Stocks	Average market prices during one month before the interim term-end
Bonds and other	Market prices at the interim term-end

3. Other securities with market value are considered as impaired if the market value decreases materially below the acquisition cost and such decline is not considered as recoverable. The market value is recognized as the interim consolidated balance sheet amount and the amount of write-down is accounted for as valuation loss for this interim term. Valuation loss for this interim term was ¥212 million ($2 million). The rule for determining "material decline" is as follows and is based on the classification of issuing company under self-assessment of assets.

Bankrupt/Effectively bankrupt/Potentially bankrupt issuers:	Market value is lower than acquisition cost.
Issuers requiring caution:	Market value is 30% or more lower than acquisition cost.
Normal issuers:	Market value is 50% or more lower than acquisition cost.

Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt.
Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt.
Potentially bankrupt issuers: Issuers that are not bankrupt now, but are perceived to have a high risk of falling into bankruptcy.
Issuers requiring caution: Issuers that are identified for close monitoring.
Normal issuers: Issuers other than the above four categories of issuers.

(4) Held-to-maturity bonds sold during the interim term

There are no corresponding transactions.

(5) Other securities sold during the interim term

Six months ended September 30, 2005	Millions of yen	Millions of U.S. dollars
Sales amount	¥24,077,266	$212,678
Gains on sales	88,639	783
Losses on sales	13,991	124

(6) Securities with no available market value

	Millions of yen	Millions of U.S. dollars
September 30, 2005	Consolidated balance sheet amount	Consolidated balance sheet amount
Bonds classified as held-to-maturity		
Unlisted foreign securities	¥ 2,531	$ 22
Other	5,271	47
Other securities		
Unlisted stocks (excluding OTC stocks)	417,028	3,684
Unlisted bonds	2,264,800	20,005
Unlisted foreign securities	425,527	3,759
Other	267,941	2,367

(7) Change of classification of securities

There are no corresponding transactions.

(8) Redemption schedule of other securities with maturities and held-to-maturity bonds

	Millions of yen			
September 30, 2005	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years
Bonds	¥2,338,479	¥7,357,651	¥2,618,161	¥3,056,053
Japanese government bonds	1,968,207	4,729,637	1,621,591	2,990,192
Japanese local government bonds	26,564	277,662	288,476	475
Japanese corporate bonds	343,707	2,350,350	708,093	65,385
Other	453,001	2,087,818	565,488	802,079
Total	¥2,791,480	¥9,445,469	¥3,183,649	¥3,858,132

	Millions of U.S. dollars			
September 30, 2005	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years
Bonds	$20,656	$64,991	$23,127	$26,994
Japanese government bonds	17,385	41,777	14,324	26,413
Japanese local government bonds	235	2,453	2,548	4
Japanese corporate bonds	3,036	20,761	6,255	577
Other	4,002	18,442	4,995	7,085
Total	$24,658	$83,433	$28,122	$34,079

2. Money held in trust

(1) Money held in trust classified as trading purposes

There are no corresponding transactions.

(2) Money held in trust classified as held-to-maturity

There are no corresponding transactions.

(3) Other money held in trust

	Millions of yen				
September 30, 2005	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Other money held in trust	¥602	¥811	¥209	¥209	¥—

	Millions of U.S. dollars				
September 30, 2005	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Other money held in trust	$5	$7	$2	$2	$—

Note: Interim consolidated balance sheet amount is calculated using market prices at the interim term-end.

3. Net unrealized gains on other securities and other money held in trust

September 30, 2005	Millions of yen	Millions of U.S. dollars
Net unrealized gains	¥898,836	$7,940
Other securities	898,626	7,938
Other money held in trust	209	2
(–) Deferred tax liabilities	364,380	3,219
Net unrealized gains on other securities (before following adjustment)	534,455	4,721
(–) Minority interests	10,029	88
(+) SMFG's interest in net unrealized gains on valuation of other securities held by affiliates accounted for by the equity method	8,645	76
Net unrealized gains on other securities	¥533,070	$4,709

Notes: 1. Net unrealized gains on other securities include losses of ¥557 million ($5 million) that is recognized in the interim term's earnings by applying fair value hedge accounting and valuation losses of ¥400 million ($4 million) on embedded financial instruments in their entirety that are recognized in the earnings because their embedded derivatives are not measured separately.

2. Net unrealized gains included foreign currency translation adjustments on nonmarketable securities denominated in foreign currency.

4. Derivative transactions

(1) Interest rate derivatives

	Millions of yen			Millions of U.S. dollars		
September 30, 2005	Contract amount	Market value	Valuation gains (losses)	Contract amount	Market value	Valuation gains (losses)
Transactions listed on exchange:						
Interest rate futures	¥116,138,624	¥ (6,184)	¥ (6,184)	$1,025,869	$ (55)	$ (55)
Interest rate options	1,082,176	20	20	9,559	0	0
Over-the-counter transactions:						
Forward rate agreements	6,215,118	111	111	54,899	1	1
Interest rate swaps	411,106,356	151,231	151,231	3,631,361	1,336	1,336
Interest rate swaptions	5,201,157	17,173	17,173	45,943	152	152
Caps	24,906,956	(4,840)	(4,840)	220,007	(43)	(43)
Floors	726,587	650	650	6,418	6	6
Other	930,361	5,305	5,305	8,218	47	47
Total	/	¥163,467	¥163,467	/	$1,444	$1,444

Note: The above transactions are valuated at market value and the valuation gains (losses) are accounted for in the consolidated statement of operations.

Derivative transactions to which deferred hedge accounting method is applied are not included in the amounts above.

Some consolidated overseas subsidiaries account for interest rate derivatives in accordance with local accounting standards. Such transactions are not included in the amounts above. Net unrealized losses amounted to ¥243 million ($2 million).

(2) Currency derivatives

September 30, 2005	Millions of yen			Millions of U.S. dollars		
	Contract amount	Market value	Valuation gains (losses)	Contract amount	Market value	Valuation gains (losses)
Over-the-counter transactions:						
Currency swaps	¥19,821,747	¥158,980	¥110,433	$175,088	$1,404	$976
Currency swaptions	2,271,416	13,409	13,409	20,064	118	118
Forward foreign exchange	45,519,103	(64,545)	(64,545)	402,077	(570)	(570)
Currency options	5,989,932	(20,629)	(20,629)	52,910	(182)	(182)
Other	—	—	—	—	—	—
Total	/	¥ 87,214	¥ 38,668	/	$ 770	$342

Note: The above transactions are valuated at market value and the valuation gains (losses) are accounted for in the consolidated statement of operations. The amounts above do not include the following:

(a) Derivative transactions to which deferred hedge accounting method is applied;

(b) Those that are allotted to financial assets/liabilities denominated in foreign currency and whose market values are already reflected to the consolidated balance sheet; and

(c) Those that are allotted to financial assets/liabilities denominated in foreign currency and the financial assets/liabilities are eliminated in the process of consolidation.

Some consolidated overseas subsidiaries account for currency derivatives in accordance with local accounting standards. Such transactions are not included in the amounts above. Net unrealized losses amounted to ¥347 million ($3 million).

(3) Equity derivatives

September 30, 2005	Millions of yen			Millions of U.S. dollars		
	Contract amount	Market value	Valuation gains (losses)	Contract amount	Market value	Valuation gains (losses)
Transactions listed on exchange:						
Equity price index futures	¥148,101	¥ 23	¥ 23	$1,308	$ 0	$ 0
Equity price index options	1,370	2	2	12	0	0
Over-the-counter transactions:						
Equity options	37,365	152	152	330	2	2
Equity price index swaps	—	—	—	—	—	—
Total	/	¥178	¥178	/	$ 2	$ 2

Note: The above transactions are valuated at market value and the valuation gains (losses) are accounted for in the consolidated statement of operations.

Derivative transactions to which deferred hedge accounting method is applied are not included in the amounts above.

(4) Bond derivatives

September 30, 2005	Millions of yen			Millions of U.S. dollars		
	Contract amount	Market value	Valuation gains (losses)	Contract amount	Market value	Valuation gains (losses)
Transactions listed on exchange:						
Bond futures	¥1,141,471	¥(4,279)	¥(4,279)	$10,083	$(38)	$(38)
Bond futures options	51,012	40	40	451	1	1
Over-the-counter transactions:						
Forward bond agreements	269,191	1,393	1,393	2,378	12	12
Bond options	1,131,734	3,265	3,265	9,997	29	29
Total	/	¥ 420	¥ 420	/	$ 4	$ 4

Note: The above transactions are valuated at market value and the valuation gains (losses) are accounted for in the consolidated statement of operations.

Derivative transactions to which deferred hedge accounting method is applied are not included in the amounts above.

(5) Commodity derivatives

September 30, 2005	Millions of yen			Millions of U.S. dollars		
	Contract amount	Market value	Valuation gains (losses)	Contract amount	Market value	Valuation gains (losses)
Over-the-counter transactions:						
Commodity swaps	¥356,081	¥12,781	¥12,781	$3,145	$113	$113
Commodity options	10,240	(117)	(117)	90	(1)	(1)
Total	/	¥12,664	¥12,664	/	$112	$112

Notes: 1. The above transactions are valuated at market value and the valuation gains (losses) are accounted for in the consolidated statement of operations.

Derivative transactions to which deferred hedge accounting method is applied are not included in the amounts above.

2. Commodity derivatives are transactions on fuel and metal.

(6) Credit derivative transactions

September 30, 2005	Millions of yen			Millions of U.S. dollars		
	Contract amount	Market value	Valuation gains (losses)	Contract amount	Market value	Valuation gains (losses)
Over-the-counter transactions:						
Credit default options	¥192,332	¥871	¥871	$1,699	$8	$8
Other	1,944	(4)	(4)	17	(0)	(0)
Total	/	¥866	¥866	/	$8	$8

Note: The above transactions are valuated at market value and the valuation gains (losses) are accounted for in the consolidated statement of operations.
Derivative transactions to which deferred hedge accounting method is applied are not included in the amounts above.

VIII. Segment Information

1. Business segment information

Six months ended September 30, 2005	Millions of yen					
	Banking business	Leasing business	Other business	Total	Elimination	Consolidated
Ordinary income						
(1) External customers	¥1,183,343	¥367,078	¥207,456	¥1,757,879	¥ —	¥1,757,879
(2) Intersegment	20,798	9,443	97,699	127,940	(127,940)	—
Total	1,204,141	376,522	305,155	1,885,819	(127,940)	1,757,879
Ordinary expenses	824,108	355,085	228,575	1,407,770	(113,658)	1,294,111
Ordinary profit	¥ 380,033	¥ 21,436	¥ 76,579	¥ 478,049	¥(14,281)	¥ 463,768

Six months ended September 30, 2005	Millions of U.S. dollars					
	Banking business	Leasing business	Other business	Total	Elimination	Consolidated
Ordinary income						
(1) External customers	$10,453	$3,242	$1,833	$15,528	$ —	$15,528
(2) Intersegment	183	84	863	1,130	(1,130)	—
Total	10,636	3,326	2,696	16,658	(1,130)	15,528
Ordinary expenses	7,279	3,137	2,019	12,435	(1,004)	11,431
Ordinary profit	$ 3,357	$ 189	$ 677	$ 4,223	$ (126)	$ 4,097

Notes: 1. The business segmentation is classified based on SMFG's internal administrative purpose.
Ordinary income and ordinary profit are presented as counterparts of sales and operating profit of companies in other industries.
2. "Other business" includes securities, credit card, investment banking, loans, venture capital, system development and information processing.
3. Ordinary income represents total income excluding gains on disposal of premises and equipment, collection of written-off claims and reversals of other reserves.
Ordinary expenses represent total expenses excluding losses on disposal of premises and equipment, amortization of unrecognized net transition obligation for employee retirement benefits and other extraordinary expenses.

2. Geographic segment information

Six months ended September 30, 2005	Japan	The Americas	Europe	Asia and Oceania	Total	Elimination	Consolidated
	Millions of yen						
Ordinary income							
(1) External customers	¥1,579,894	¥77,007	¥46,224	¥54,752	¥1,757,879	¥ —	¥1,757,879
(2) Intersegment	29,904	20,784	1,724	16,207	68,621	(68,621)	—
Total..................................	1,609,798	97,792	47,949	70,960	1,826,501	(68,621)	1,757,879
Ordinary expenses....................	1,208,124	68,063	40,756	38,992	1,355,936	(61,825)	1,294,111
Ordinary profit	¥ 401,674	¥29,728	¥ 7,192	¥31,968	¥ 470,564	¥ (6,795)	¥ 463,768

Six months ended September 30, 2005	Japan	The Americas	Europe	Asia and Oceania	Total	Elimination	Consolidated
	Millions of U.S. dollars						
Ordinary income							
(1) External customers	$13,955	$680	$409	$484	$15,528	$ —	$15,528
(2) Intersegment	264	184	15	143	606	(606)	—
Total..................................	14,219	864	424	627	16,134	(606)	15,528
Ordinary expenses....................	10,671	601	360	345	11,977	(546)	11,431
Ordinary profit	$ 3,548	$263	$ 64	$282	$ 4,157	$ (60)	$ 4,097

Notes: 1. The geographic segmentation is classified based on the degrees of following factors:
geographic proximity, similarity of economic activities and relationship of business activities among regions.
Ordinary income and ordinary profit are presented as counterparts of sales and operating profit of companies in other industries.
2. The Americas includes the United States, Brazil, Canada and others; Europe includes the United Kingdom, Germany, France and others; Asia and Oceania includes Hong Kong, Singapore, Australia and others except Japan.
3. Ordinary income represents total income excluding gains on disposal of premises and equipment, collection of written-off claims and reversals of other reserves.
Ordinary expenses represent total expenses excluding losses on disposal of premises and equipment, amortization of unrecognized net transition obligation for employee retirement benefits and other extraordinary expenses.

3. Ordinary income from overseas operations

Six months ended September 30, 2005	Millions of yen	Millions of U.S. dollars
Consolidated ordinary income from overseas operations (A)...	¥ 177,984	$ 1,572
Consolidated ordinary income (B)	1,757,879	15,528
(A) / (B)	10.1%	10.1%

Notes: 1. Consolidated ordinary income from overseas operations are presented as counterparts of overseas sales of companies in other industries.
2. The above table shows ordinary income from transactions of overseas branches of SMBC and transactions of overseas consolidated subsidiaries, excluding internal income. These extensive transactions are not categorized by transaction party and the geographic segment information is not presented because such information is not available.

IX. Parent Company

1. Nonconsolidated balance sheets (unaudited)

Sumitomo Mitsui Financial Group, Inc.
September 30, 2005 and 2004, and March 31, 2005

	Millions of yen			Millions of U.S. dollars
	September 30		March 31	September 30
	2005	2004	2005	2005
Assets				
Current assets	¥ 65,176	¥ 108,191	¥ 134,989	$ 576
Cash and due from banks	54,252	27,259	44,021	479
Current portion of long-term loans to subsidiaries and affiliates	—	40,000	40,000	—
Other current assets	10,923	40,931	50,968	97
Fixed assets	3,587,526	3,449,854	3,659,517	31,689
Premises and equipment	2	3	2	0
Intangible assets	34	48	41	0
Investments and other assets	3,587,489	3,449,803	3,659,472	31,689
Investments in subsidiaries and affiliates	3,586,045	3,446,462	3,656,465	31,676
Other	1,443	3,340	3,007	13
Deferred charges	452	754	603	4
Total assets	¥3,653,155	¥3,558,800	¥3,795,110	$32,269
Liabilities				
Current liabilities	¥ 340,469	¥ 230,761	¥ 475,494	$ 3,007
Short-term borrowings	340,000	230,000	475,000	3,003
Reserve for employees bonuses	61	54	66	0
Other current liabilities	407	706	428	4
Total liabilities	340,469	230,761	475,494	3,007
Stockholders' equity				
Capital stock	1,352,651	1,247,650	1,352,651	11,948
Capital surplus	1,852,296	1,747,286	1,852,293	16,362
Capital reserve	1,352,764	1,247,762	1,352,764	11,949
Other capital surplus	499,532	499,524	499,529	4,413
Retained earnings	378,572	334,493	384,527	3,344
Voluntary reserve	30,420	30,420	30,420	269
Unappropriated retained earnings	348,152	304,073	354,107	3,075
Treasury stock	(270,834)	(1,390)	(269,857)	(2,392)
Total stockholders' equity	3,312,686	3,328,039	3,319,615	29,262
Total liabilities and stockholders' equity	¥3,653,155	¥3,558,800	¥3,795,110	$32,269

2. Nonconsolidated statements of income (unaudited)

Sumitomo Mitsui Financial Group, Inc.
Six months ended September 30, 2005 and 2004, and year ended March 31, 2005

	Millions of yen			Millions of U.S. dollars
	Six months ended September 30		Year ended March 31	Six months ended September 30
	2005	2004	2005	2005
Operating income	¥16,206	¥205,265	¥258,866	$143
Dividends on investments in subsidiaries and affiliates	12,039	201,285	251,735	106
Fees and commissions received from subsidiaries	4,155	3,558	6,289	37
Interest income on loans to subsidiaries and affiliates	11	420	841	0
Operating expenses	1,737	1,312	2,644	15
General and administrative expenses	1,737	1,312	2,644	15
Operating profit	14,468	203,953	256,222	128
Nonoperating income	66	113	134	1
Nonoperating expenses	2,111	947	2,908	19
Ordinary profit	12,424	203,119	253,448	110
Extraordinary profit	27,579	—	—	244
Income before income taxes	40,004	203,119	253,448	354
Income taxes:				
Current	1	1	3	0
Refund	—	(329)	(329)	—
Deferred	1,567	1,252	1,545	14
Net income	¥38,435	¥202,194	¥252,228	$340

Supplemental Information

Nonconsolidated Balance Sheets (Unaudited)

Sumitomo Mitsui Banking Corporation
September 30, 2005 and 2004, and March 31, 2005

	Millions of yen			Millions of U.S. dollars
	September 30		March 31	September 30
	2005	2004	2005	**2005**
Assets				
Cash and due from banks	**¥ 2,767,847**	¥ 3,106,175	¥ 2,689,806	**$ 24,449**
Deposits with banks	**1,893,890**	2,174,307	1,835,023	**16,729**
Call loans and bills bought	**707,319**	296,119	946,397	**6,248**
Receivables under resale agreements	**80,057**	106,419	88,021	**707**
Receivables under securities borrowing transactions	**2,165,749**	1,621,384	568,340	**19,130**
Commercial paper and other debt purchased	**138,907**	120,322	126,682	**1,227**
Trading assets	**3,368,665**	2,986,863	3,363,376	**29,756**
Money held in trust	**811**	3,783	3,832	**7**
Securities	**23,039,486**	23,524,899	23,676,696	**203,511**
Loans and bills discounted	**50,949,158**	50,723,607	50,067,586	**450,041**
Foreign exchanges	**823,751**	910,803	840,923	**7,276**
Other assets	**1,647,867**	1,365,753	1,446,439	**14,556**
Premises and equipment	**640,700**	671,495	660,469	**5,659**
Deferred tax assets	**1,328,517**	1,631,561	1,502,153	**11,735**
Customers' liabilities for acceptances and guarantees	**4,513,173**	4,462,028	4,303,148	**39,866**
Reserve for possible loan losses	**(772,141)**	(962,583)	(989,121)	**(6,820)**
Total assets	**¥93,293,761**	¥92,742,940	¥91,129,776	**$824,077**
Liabilities and stockholders' equity				
Liabilities				
Deposits	**¥65,983,526**	¥65,250,782	¥65,591,627	**$582,842**
Call money and bills sold	**5,968,256**	4,631,578	4,811,207	**52,718**
Payables under repurchase agreements	**469,130**	704,384	365,127	**4,144**
Payables under securities lending transactions	**3,612,024**	4,571,110	3,838,031	**31,906**
Trading liabilities	**1,533,711**	1,505,855	1,711,030	**13,547**
Borrowed money	**2,067,062**	2,441,850	2,267,602	**18,259**
Foreign exchanges	**431,622**	534,408	477,845	**3,813**
Bonds	**3,872,570**	3,699,055	3,718,372	**34,207**
Due to trust account	**42,260**	42,202	50,457	**373**
Other liabilities	**1,571,010**	2,076,868	1,143,206	**13,877**
Reserve for employee bonuses	**8,239**	8,598	9,092	**73**
Reserve for expenses related to EXPO 2005 Japan	**284**	172	231	**3**
Other reserves	**18**	18	18	**0**
Deferred tax liabilities for land revaluation	**49,637**	57,250	90,043	**438**
Acceptances and guarantees	**4,513,173**	4,462,028	4,303,148	**39,865**
Total liabilities	**90,122,526**	89,986,163	88,377,041	**796,065**
Stockholders' equity				
Capital stock	**664,986**	559,985	664,986	**5,874**
Capital surplus	**1,367,548**	1,262,546	1,367,548	**12,080**
Retained earnings	**607,900**	592,112	291,311	**5,370**
Land revaluation excess	**24,488**	83,656	42,345	**216**
Net unrealized gains on other securities	**506,310**	258,476	386,543	**4,472**
Total stockholders' equity	**3,171,235**	2,756,776	2,752,735	**28,012**
Total liabilities and stockholders' equity	**¥93,293,761**	¥92,742,940	¥91,129,776	**$824,077**

Notes: 1. Amounts less than one million yen have been omitted.
2. For the convenience of the readers, the accompanying U.S. dollar financial statements have been translated from Japanese yen, as a matter of arithmetical computation only, at the rate of ¥113.21 to US$1, the exchange rate prevailing at September 30, 2005.

Nonconsolidated Statements of Operations (Unaudited)

Sumitomo Mitsui Banking Corporation
Six months ended September 30, 2005 and 2004, and year ended March 31, 2005

	Millions of yen			Millions of U.S. dollars
	Six months ended September 30		Year ended March 31	Six months ended September 30
	2005	2004	2005	**2005**
Income				
Interest income	**¥ 663,008**	¥ 646,974	¥1,318,698	**$5,856**
Trust fees	**4,284**	729	2,609	**38**
Fees and commissions	**220,503**	181,243	399,434	**1,948**
Trading profits	**5,055**	21,755	131,779	**45**
Other operating income	**158,767**	150,886	228,005	**1,402**
Other income	**42,526**	139,155	210,408	**376**
Total income	**1,094,146**	1,140,745	2,290,935	**9,665**
Expenses				
Interest expenses	**208,658**	156,108	346,195	**1,843**
Fees and commissions	**57,070**	54,221	101,358	**504**
Trading losses	**1,485**	605	199	**13**
Other operating expenses	**17,757**	27,939	109,916	**157**
General and administrative expenses	**301,739**	300,276	603,477	**2,665**
Provision for reserve for possible loan losses	**96,119**	49,489	117,688	**849**
Other expenses	**56,200**	439,034	1,112,179	**497**
Total expenses	**739,030**	1,027,674	2,391,014	**6,528**
Income (loss) before income taxes	**355,115**	113,070	(100,079)	**3,137**
Income taxes:				
Current	**5,081**	1,645	6,379	**45**
Refund	**—**	(7,405)	(8,184)	**—**
Deferred	**51,267**	276	38,579	**453**
Net income (loss)	**¥ 298,766**	¥ 118,554	¥ (136,854)	**$2,639**

Notes: 1. Amounts less than one million yen have been omitted.
2. For the convenience of the readers, the accompanying U.S. dollar financial statements have been translated from Japanese yen, as a matter of arithmetical computation only, at the rate of ¥113.21 to US$1, the exchange rate prevailing at September 30, 2005.

Income Analysis (Consolidated)

Operating Income, Classified by Domestic and Overseas Operations

Six months ended September 30, 2005 and 2004

	Millions of yen							
	September 30, 2005				September 30, 2004			
	Domestic operations	Overseas operations	Elimination	Total	Domestic operations	Overseas operations	Elimination	Total
Interest income	**¥631,258**	**¥154,401**	**¥(16,344)**	**¥769,316**	¥668,794	¥104,023	¥(20,323)	¥752,495
Interest expenses	**137,623**	**90,309**	**(12,333)**	**215,600**	124,791	47,536	(15,625)	156,702
Net interest income	**493,635**	**64,092**	**(4,011)**	**553,716**	544,003	56,487	(4,697)	595,792
Trust fees	**¥ 4,285**	**¥ —**	**¥ —**	**¥ 4,285**	¥ 729	¥ —	¥ —	¥ 729
Fees and commissions (income)	**¥304,609**	**¥ 24,148**	**¥ (882)**	**¥327,875**	¥262,498	¥ 19,534	¥ (77)	¥281,955
Fees and commissions (expenses)	**46,736**	**2,603**	**(173)**	**49,167**	44,441	2,228	(93)	46,575
Net fees and commissions	**257,872**	**21,544**	**(709)**	**278,707**	218,057	17,306	16	235,379
Trading profits	**¥ 11,742**	**¥ 4,053**	**¥ (3,346)**	**¥ 12,448**	¥ 27,282	¥ 7,739	¥ (4,094)	¥ 30,927
Trading losses	**—**	**3,536**	**(3,346)**	**189**	2,112	2,587	(4,094)	605
Net trading income	**11,742**	**516**	**—**	**12,259**	25,170	5,151	—	30,322
Other operating income	**¥571,179**	**¥ 7,423**	**¥ (2,061)**	**¥576,540**	¥544,292	¥ 8,048	¥ (546)	¥551,794
Other operating expenses	**396,799**	**7,008**	**(215)**	**403,592**	392,639	1,867	(444)	394,061
Net other operating income	**174,379**	**415**	**(1,846)**	**172,948**	151,652	6,181	(101)	157,732

Notes: 1. Domestic operations comprise the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries. Overseas operations comprise the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries.
2. Income and expenses resulting from money held in trust are included in "Other income" and "Other expenses." Therefore, "Interest expenses" are shown after deduction of expenses (first half of fiscal 2005, ¥0 million; first half of fiscal 2004, ¥1 million) related to the management of money held in trust.
3. Intersegment transactions are reported in "Elimination" column.

Average Balance, Interest and Earnings Yield of Interest-Earning Assets and Interest-Bearing Liabilities

Six months ended September 30, 2005 and 2004

Domestic Operations

	Millions of yen					
	September 30, 2005			September 30, 2004		
	Average balance	Interest	Earnings yield	Average balance	Interest	Earnings yield
Interest-earning assets	**¥76,076,980**	**¥631,258**	**1.66%**	¥78,638,471	¥668,794	1.70%
Loans and bills discounted	**49,890,257**	**480,432**	**1.93**	51,278,263	506,829	1.98
Securities	**22,112,147**	**109,928**	**0.99**	23,794,963	113,132	0.95
Call loans and bills bought	**605,070**	**3,256**	**1.08**	656,016	1,470	0.45
Receivables under resale agreements	**65,285**	**2**	**0.01**	96,652	3	0.01
Receivables under securities borrowing transactions	**1,148,611**	**207**	**0.04**	779,344	77	0.02
Deposits with banks	**1,224,919**	**11,973**	**1.95**	1,090,730	8,261	1.51
Interest-bearing liabilities	**¥82,787,012**	**¥137,623**	**0.33%**	¥83,832,839	¥124,791	0.30%
Deposits	**63,733,558**	**46,305**	**0.15**	62,347,109	28,001	0.09
Negotiable certificates of deposit	**3,428,020**	**427**	**0.02**	3,526,673	383	0.02
Call money and bills sold	**4,813,255**	**748**	**0.03**	5,368,095	540	0.02
Payables under repurchase agreements	**200,598**	**3**	**0.00**	744,310	12	0.00
Payables under securities lending transactions	**3,219,715**	**23,207**	**1.44**	4,557,841	22,096	0.97
Commercial paper	**199,001**	**67**	**0.07**	286,656	99	0.07
Borrowed money	**2,657,775**	**25,624**	**1.93**	2,991,227	33,338	2.23
Short-term bonds	**187,464**	**127**	**0.14**	—	—	—
Bonds	**3,834,664**	**30,065**	**1.57**	3,438,848	26,610	1.55

Notes: 1. Domestic operations comprise the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries.
2. In principle, average balances are calculated by using daily balances. However, some domestic consolidated subsidiaries use weekly, monthly or semiannual balances instead.
3. "Interest-earning assets" are shown after deduction of the average balance of noninterest earning deposits (first half of fiscal 2005, ¥2,023,585 million; first half of fiscal 2004, ¥1,934,432 million).
4. Income and expenses resulting from money held in trust are included in "Other income" and "Other expenses." Therefore, "Interest-earning assets" are shown after deduction of the average balance of money held in trust (first half of fiscal 2005, ¥2,364 million; first half of fiscal 2004, ¥3,628 million). "Interest-bearing liabilities" are shown after deduction of amounts equivalent to the average balance of money held in trust (first half of fiscal 2005, ¥2,364 million; first half of fiscal 2004, ¥3,628 million) and corresponding interest (first half of fiscal 2005, ¥0 million; first half of fiscal 2004, ¥1 million).

Overseas Operations

	Millions of yen					
	September 30, 2005			September 30, 2004		
	Average balance	Interest	Earnings yield	Average balance	Interest	Earnings yield
Interest-earning assets	**¥8,833,196**	**¥154,401**	**3.50%**	¥7,553,574	¥104,023	2.75%
Loans and bills discounted	**6,100,115**	**119,521**	**3.92**	4,999,903	74,743	2.99
Securities	**852,271**	**14,729**	**3.46**	931,760	13,271	2.85
Call loans and bills bought	**137,836**	**2,281**	**3.31**	133,816	1,151	1.72
Receivables under resale agreements	**167,835**	**2,763**	**3.29**	148,035	1,277	1.73
Receivables under securities borrowing transactions	**—**	**—**	**—**	—	—	—
Deposits with banks	**1,156,040**	**16,220**	**2.81**	913,247	6,454	1.41
Interest-bearing liabilities	**¥6,476,571**	**¥ 90,309**	**2.79%**	¥5,276,218	¥ 47,536	1.80%
Deposits	**5,255,170**	**68,455**	**2.61**	3,832,756	26,040	1.36
Negotiable certificates of deposit	**208,146**	**3,240**	**3.11**	109,785	1,298	2.37
Call money and bills sold	**128,007**	**1,650**	**2.58**	137,739	748	1.09
Payables under repurchase agreements	**162,156**	**2,431**	**3.00**	247,421	1,545	1.25
Payables under securities lending transactions	**—**	**—**	**—**	—	—	—
Commercial paper	**—**	**—**	**—**	—	—	—
Borrowed money	**99,384**	**998**	**2.01**	104,414	1,399	2.68
Short-term bonds	**—**	**—**	**—**	—	—	—
Bonds	**613,716**	**11,639**	**3.79**	828,954	15,355	3.70

Notes: 1. Overseas operations comprise the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries.
2. In principle, average balances are calculated by using daily balances. However, some overseas consolidated subsidiaries use weekly, monthly or semiannual balances instead.
3. "Interest-earning assets" are shown after deduction of the average balance of noninterest earning deposits (first half of fiscal 2005, ¥31,734 million; first half of fiscal 2004, ¥37,164 million).

Total of Domestic and Overseas Operations

	Millions of yen					
	September 30, 2005			September 30, 2004		
	Average balance	Interest	Earnings yield	Average balance	Interest	Earnings yield
Interest-earning assets	**¥84,429,825**	**¥769,316**	**1.82%**	¥85,419,596	¥752,495	1.76%
Loans and bills discounted	**55,345,610**	**588,151**	**2.13**	55,497,980	567,082	2.04
Securities	**23,158,688**	**120,932**	**1.04**	24,897,108	121,740	0.98
Call loans and bills bought	**742,907**	**5,538**	**1.49**	789,832	2,621	0.66
Receivables under resale agreements	**233,121**	**2,765**	**2.37**	244,687	1,280	1.05
Receivables under securities borrowing transactions	**1,148,611**	**207**	**0.04**	779,344	77	0.02
Deposits with banks	**2,353,178**	**27,378**	**2.33**	1,841,541	13,547	1.47
Interest-bearing liabilities	**¥88,588,722**	**¥215,600**	**0.49%**	¥88,166,118	¥156,702	0.36%
Deposits	**68,960,713**	**114,236**	**0.33**	66,017,335	52,872	0.16
Negotiable certificates of deposit	**3,636,166**	**3,667**	**0.20**	3,636,459	1,682	0.09
Call money and bills sold	**4,941,263**	**2,399**	**0.10**	5,505,835	1,289	0.05
Payables under repurchase agreements	**362,755**	**2,434**	**1.34**	991,732	1,558	0.31
Payables under securities lending transactions	**3,219,715**	**23,207**	**1.44**	4,557,841	22,096	0.97
Commercial paper	**199,001**	**67**	**0.07**	286,656	99	0.07
Borrowed money	**2,112,393**	**14,813**	**1.40**	2,315,441	20,278	1.75
Short-term bonds	**187,464**	**127**	**0.14**	—	—	—
Bonds	**4,448,381**	**41,705**	**1.88**	4,267,803	41,965	1.97

Notes: 1. The figures above comprise totals for domestic and overseas operations after intersegment eliminations.
2. In principle, average balances are calculated by using daily balances. However, some consolidated subsidiaries use weekly, monthly or semiannual balances instead.
3. "Interest-earning assets" are shown after deduction of the average balance of noninterest earning deposits (first half of fiscal 2005, ¥2,055,831 million; first half of fiscal 2004, ¥1,971,503 million).
4. Income and expenses resulting from money held in trust are included in "Other income" and "Other expenses." Therefore, "Interest-earning assets" are shown after deduction of the average balance of money held in trust (first half of fiscal 2005, ¥2,364 million; first half of fiscal 2004, ¥3,628 million). "Interest-bearing liabilities" are shown after deduction of amounts equivalent to the average balance of money held in trust (first half of fiscal 2005, ¥2,364 million; first half of fiscal 2004, ¥3,628 million) and corresponding interest (first half of fiscal 2005, ¥0 million; first half of fiscal 2004, ¥1 million).

Fees and Commissions

Six months ended September 30, 2005 and 2004

	Millions of yen							
	September 30, 2005				September 30, 2004			
	Domestic operations	Overseas operations	Elimination	Total	Domestic operations	Overseas operations	Elimination	Total
Fees and commissions (income)	**¥304,609**	**¥24,148**	**¥(882)**	**¥327,875**	¥262,498	¥19,534	¥(77)	¥281,955
Deposits and loans	**11,692**	**14,818**	**(640)**	**25,870**	11,383	11,450	(11)	22,822
Remittances and transfers	**60,910**	**4,055**	**(0)**	**64,965**	57,154	3,465	(0)	60,620
Securities-related business	**26,052**	**0**	**—**	**26,052**	24,736	0	—	24,736
Agency	**9,623**	**—**	**—**	**9,623**	9,655	—	—	9,655
Safe deposits	**3,903**	**1**	**—**	**3,905**	3,181	1	—	3,183
Guarantees	**20,057**	**2,048**	**(224)**	**21,882**	19,439	1,728	(8)	21,159
Credit card	**52,183**	**—**	**—**	**52,183**	45,835	—	—	45,835
Fees and commissions (expenses)	**¥ 46,736**	**¥ 2,603**	**¥(173)**	**¥ 49,167**	¥ 44,441	¥ 2,228	¥(93)	¥ 46,575
Remittances and transfers	**11,956**	**884**	**(5)**	**12,835**	11,208	765	(21)	11,952

Notes: 1. Domestic operations comprise the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries. Overseas operations comprise the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries.
2. Intersegment transactions are reported in "Elimination" column.

Trading Income

Six months ended September 30, 2005 and 2004

	Millions of yen							
	September 30, 2005				September 30, 2004			
	Domestic operations	Overseas operations	Elimination	Total	Domestic operations	Overseas operations	Elimination	Total
Trading profits	**¥11,742**	**¥4,053**	**¥(3,346)**	**¥12,448**	¥27,282	¥7,739	¥(4,094)	¥30,927
Gains on trading securities	**4,335**	**0**	**—**	**4,335**	5,047	—	—	5,047
Gains on securities related to trading transactions	**361**	**—**	**—**	**361**	—	—	—	—
Gains on trading-related financial derivatives	**7,045**	**4,053**	**(3,346)**	**7,751**	22,042	7,460	(4,094)	25,408
Others	**—**	**—**	**—**	**—**	192	279	—	471
Trading losses	**¥ —**	**¥3,536**	**¥(3,346)**	**¥ 189**	¥ 2,112	¥2,587	¥(4,094)	¥ 605
Losses on trading securities	**—**	**—**	**—**	**—**	—	—	—	—
Losses on securities related to trading transactions	**—**	**—**	**—**	**—**	605	—	—	605
Losses on trading-related financial derivatives	**—**	**3,346**	**(3,346)**	**—**	1,507	2,587	(4,094)	—
Others	**—**	**189**	**—**	**189**	—	—	—	—

Notes: 1. Domestic operations comprise the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries. Overseas operations comprise the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries.
2. Intersegment transactions are reported in "Elimination" column.

Loans (Consolidated)

Loan Portfolio, Classified by Industry

September 30, 2005 and 2004, and March 31, 2005

	Millions of yen		
	September 30, 2005	September 30, 2004	March 31, 2005
Domestic operations:			
Manufacturing	**¥ 5,494,629**	¥ 5,931,430	¥ 5,659,954
Agriculture, forestry, fisheries and mining	**143,375**	128,678	134,289
Construction	**1,548,234**	1,869,468	1,829,895
Transportation, communications and public enterprises	**2,813,341**	3,219,370	2,872,776
Wholesale and retail	**5,665,232**	5,799,267	5,692,582
Finance and insurance	**3,986,024**	4,506,569	4,089,586
Real estate	**7,608,900**	7,303,589	6,948,475
Services	**6,332,184**	5,658,426	6,271,962
Municipalities	**546,297**	500,797	656,386
Others	**16,309,585**	16,071,190	15,895,492
Subtotal	**¥50,447,805**	¥50,988,790	¥50,051,402
Overseas operations:			
Public sector	**¥ 90,458**	¥ 52,751	¥ 83,325
Financial institutions	**433,335**	381,632	406,015
Commerce and industry	**4,807,319**	3,793,835	4,060,708
Others	**316,116**	205,024	198,353
Subtotal	**¥ 5,647,229**	¥ 4,433,243	¥ 4,748,403
Total	**¥56,095,034**	¥55,422,034	¥54,799,805

Notes: 1. Domestic operations comprise the operations of SMFG, its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries. Overseas operations comprise the operations of the overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries.

2. Japan offshore banking accounts are included in overseas operations' accounts.

Risk-Monitored Loans

September 30, 2005 and 2004, and March 31, 2005

	Millions of yen		
	September 30, 2005	September 30, 2004	March 31, 2005
Bankrupt loans	**¥ 89,680**	¥ 86,972	¥ 68,337
Non-accrual loans	**1,084,678**	1,844,061	1,398,964
Past due loans (3 months or more)	**53,845**	52,918	29,441
Restructured loans	**560,295**	884,745	730,701
Total	**¥1,788,499**	¥2,868,696	¥2,227,445

Notes: **Definition of risk-monitored loan categories**

1. Bankrupt loans: Credits for which accrued interest is not accounted in revenue; credits extended to borrowers that are undergoing bankruptcy, corporate reorganization and rehabilitation proceedings or debtors receiving orders of disposition by suspension of business at bill clearinghouses
2. Non-accrual loans: Credits for which accrued interest is not accounted in revenue; credits, excluding loans to bankrupt borrowers and loans with grace for interest payment to assist in corporate reorganization or to support business
3. Past due loans (3 months or more): Loans with payment of principal or interest in arrears for more than 3 months, calculated from the day following the contractual due date, excluding borrowers in categories 1. and 2.
4. Restructured loans: Loans to borrowers in severe financial condition given certain favorable terms and conditions to assist in corporate rehabilitation or to support business, excluding borrowers in categories 1. through 3.

Income Analysis (Nonconsolidated)

Gross Banking Profit, Classified by Domestic and International Operations

Six months ended September 30, 2005 and 2004

	Millions of yen					
	September 30, 2005			September 30, 2004		
	Domestic operations	International operations	Total	Domestic operations	International operations	Total
Interest income	**¥487,349**	**¥178,253**	**¥663,008 [2,593]**	¥496,311	¥150,957	¥646,974 [294]
Interest expenses	**28,302**	**182,948**	**208,657 [2,593]**	33,878	122,522	156,106 [294]
Net interest income	**459,046**	**(4,695)**	**454,350**	462,433	28,435	490,868
Trust fees	**¥ 4,284**	**¥ —**	**¥ 4,284**	¥ 728	¥ 0	¥ 729
Fees and commissions (income)	**¥181,361**	**¥ 39,142**	**¥220,503**	¥148,535	¥ 32,707	¥181,243
Fees and commissions (expenses)	**50,678**	**6,391**	**57,070**	47,984	6,237	54,221
Net fees and commissions	**130,683**	**32,750**	**163,433**	100,551	26,470	127,021
Trading profits	**¥ 446**	**¥ 4,608**	**¥ 5,055**	¥ 725	¥ 21,029	¥ 21,755
Trading losses	**1,485**	**—**	**1,485**	—	605	605
Net trading income	**(1,038)**	**4,608**	**3,570**	725	20,424	21,150
Other operating income	**¥ 38,819**	**¥120,911**	**¥158,767**	¥ 49,324	¥104,525	¥150,886
Other operating expenses	**5,218**	**13,502**	**17,757**	23,645	7,257	27,939
Net other operating income	**33,600**	**107,408**	**141,009**	25,678	97,268	122,946
Gross banking profit	**¥626,576**	**¥140,071**	**¥766,648**	¥590,117	¥172,598	¥762,716

Notes: 1. Domestic operations include yen-denominated transactions by domestic branches, while international operations include foreign-currency-denominated transactions by domestic branches and operations by overseas branches. Yen-denominated nonresident transactions and Japan offshore banking accounts are included in international operations.
2. "Interest expenses" are shown after deduction of amounts equivalent to interest expenses on money held in trust (first half of fiscal 2005, ¥0 million; first half of fiscal 2004, ¥1 million).
3. Figures in brackets [ ] indicate interest payments between domestic and international operations. As net interest figures are shown for interest rate swaps and similar instruments, some figures for domestic and international operations do not add up to their sums.
4. "Total" column for "Other operating income" and "Other operating expenses" are lower than the corresponding combined sums under "Domestic operations" and "International operations" (first half of fiscal 2005, by ¥963 million; first half of fiscal 2004, by ¥2,963 million). This is because income figures for financial derivatives are given net.

Average Balance, Interest and Earnings Yield of Interest-Earning Assets and Interest-Bearing Liabilities

Six months ended September 30, 2005 and 2004

Domestic Operations

	Millions of yen					
	September 30, 2005			September 30, 2004		
	Average balance	Interest	Earnings yield	Average balance	Interest	Earnings yield
Interest-earning assets	**¥65,948,363**	**¥487,349 [2,483]**	**1.47%**	¥67,599,892	¥496,311	1.46%
Loans and bills discounted	**45,561,055**	**397,868**	**1.74**	46,817,969	418,172	1.78
Securities	**18,847,219**	**73,317**	**0.77**	19,493,550	63,621	0.65
Call loans	**254,249**	**17**	**0.01**	135,227	11	0.01
Receivables under resale agreements	**53,750**	**0**	**0.00**	58,866	0	0.00
Receivables under securities borrowing transactions	**1,148,611**	**207**	**0.03**	775,358	75	0.01
Bills bought	**78,698**	**4**	**0.01**	315,379	2	0.00
Deposits with banks	**3,914**	**0**	**0.00**	3,186	0	0.00
Interest-bearing liabilities	**¥69,746,652 [520,580]**	**¥ 28,302 [109]**	**0.08%**	¥70,639,721 [1,404,957]	¥ 33,878 [294]	0.09%
Deposits	**55,876,909**	**5,834**	**0.02**	53,988,209	6,023	0.02
Negotiable certificates of deposit	**3,633,934**	**410**	**0.02**	3,716,009	387	0.02
Call money	**1,749,195**	**22**	**0.00**	2,216,245	29	0.00
Payables under repurchase agreements	**203,079**	**3**	**0.00**	759,173	13	0.00
Payables under securities lending transactions	**1,502,523**	**77**	**0.01**	1,856,085	96	0.01
Bills sold	**2,849,263**	**19**	**0.00**	2,958,134	90	0.00
Commercial paper	**—**	**—**	**—**	4,098	0	0.00
Borrowed money	**809,814**	**8,669**	**2.13**	890,541	12,204	2.73
Bonds	**2,531,896**	**12,882**	**1.01**	2,572,858	14,469	1.12

Notes: 1. "Interest-earning assets" are shown after deduction of the average balance of noninterest earning deposits (first half of fiscal 2005, ¥1,824,825 million; first half of fiscal 2004, ¥1,860,644 million). "Interest-bearing liabilities" are shown after deduction of amounts equivalent to the average balance of money held in trust (first half of fiscal 2005, ¥2,364 million; first half of fiscal 2004, ¥3,628 million) and corresponding interest (first half of fiscal 2005, ¥0 million; first half of fiscal 2004, ¥1 million).
2. Figures in brackets [ ] indicate the average balances of interdepartmental lending and borrowing activities between domestic and international operations and related interest expenses. As net interest figures are shown for interest rate swaps and similar instruments, some figures for domestic and international operations do not add up to their sums.
3. Bond interest includes amortization of discount on bonds.

International Operations

	Millions of yen					
	September 30, 2005			September 30, 2004		
	Average balance	Interest	Earnings yield	Average balance	Interest	Earnings yield
Interest-earning assets	**¥12,319,327** **[520,580]**	**¥178,253** **[109]**	**2.88%**	¥12,813,914 [1,404,957]	¥150,957 [294]	2.34%
Loans and bills discounted	**4,619,437**	**84,973**	**3.66**	3,809,705	45,990	2.40
Securities	**3,703,483**	**47,424**	**2.55**	4,564,595	56,295	2.45
Call loans	**283,922**	**4,280**	**3.00**	227,675	1,717	1.50
Receivables under resale agreements	**126,225**	**1,788**	**2.82**	118,792	754	1.26
Receivables under securities borrowing transactions	**—**	**—**	**—**	—	—	—
Bills bought	**—**	**—**	**—**	—	—	—
Deposits with banks	**2,099,957**	**23,793**	**2.25**	1,663,321	12,589	1.50
Interest-bearing liabilities	**¥12,241,977**	**¥182,948** **[2,483]**	**2.98%**	¥12,799,717	¥122,522	1.90%
Deposits	**7,108,107**	**90,479**	**2.53**	6,678,460	36,389	1.08
Negotiable certificates of deposit	**99,495**	**1,982**	**3.97**	63,675	1,117	3.49
Call money	**156,334**	**2,114**	**2.69**	176,653	1,031	1.16
Payables under repurchase agreements	**127,881**	**1,940**	**3.02**	203,405	1,175	1.15
Payables under securities lending transactions	**1,651,035**	**23,066**	**2.78**	2,673,475	21,996	1.64
Bills sold	**—**	**—**	**—**	—	—	—
Commercial paper	**—**	**—**	**—**	—	—	—
Borrowed money	**1,377,247**	**30,072**	**4.35**	1,641,627	33,067	4.01
Bonds	**1,242,961**	**19,756**	**3.17**	820,162	14,654	3.56

Notes: 1. "Interest-earning assets" are shown after deduction of the average balance of noninterest earning deposits (first half of fiscal 2005, ¥28,259 million; first half of fiscal 2004, ¥29,042 million).
2. Figures in brackets [ ] indicate the average balances of interdepartmental lending and borrowing activities between domestic and international operations and related interest expenses. As net interest figures are shown for interest rate swaps and similar instruments, some figures for domestic and international operations do not add up to their sums.
3. Bond interest includes amortization of discount on bonds.
4. The average balance of foreign-currency-denominated transactions by domestic branches in international operations is calculated by the monthly current method, under which the TT middle rate at the end of the previous month is applied to nonexchange transactions of the month concerned.

Total of Domestic and International Operations

	Millions of yen					
	September 30, 2005			September 30, 2004		
	Average balance	Interest	Earnings yield	Average balance	Interest	Earnings yield
Interest-earning assets	**¥77,747,109**	**¥663,008**	**1.70%**	¥79,008,849	¥646,974	1.63%
Loans and bills discounted	**50,180,493**	**482,842**	**1.91**	50,627,674	464,162	1.82
Securities	**22,550,703**	**120,742**	**1.06**	24,058,145	119,916	0.99
Call loans	**538,172**	**4,298**	**1.59**	362,903	1,728	0.95
Receivables under resale agreements	**179,975**	**1,788**	**1.98**	177,659	754	0.84
Receivables under securities borrowing transactions	**1,148,611**	**207**	**0.03**	775,358	75	0.01
Bills bought	**78,698**	**4**	**0.01**	315,379	2	0.00
Deposits with banks	**2,103,872**	**23,793**	**2.25**	1,666,507	12,589	1.50
Interest-bearing liabilities	**¥81,468,049**	**¥208,657**	**0.51%**	¥82,034,482	¥156,106	0.37%
Deposits	**62,985,016**	**96,313**	**0.30**	60,666,670	42,412	0.13
Negotiable certificates of deposit	**3,733,430**	**2,392**	**0.12**	3,779,685	1,504	0.07
Call money	**1,905,530**	**2,137**	**0.22**	2,392,898	1,061	0.08
Payables under repurchase agreements	**330,960**	**1,943**	**1.17**	962,579	1,188	0.24
Payables under securities lending transactions	**3,153,559**	**23,144**	**1.46**	4,529,561	22,092	0.97
Bills sold	**2,849,263**	**19**	**0.00**	2,958,134	90	0.00
Commercial paper	**—**	**—**	**—**	4,098	0	0.00
Borrowed money	**2,187,062**	**38,741**	**3.53**	2,532,168	45,271	3.56
Bonds	**3,774,857**	**32,638**	**1.72**	3,393,021	29,124	1.71

Notes: 1. "Interest-earning assets" are shown after deduction of the average balance of noninterest earning deposits (first half of fiscal 2005, ¥1,853,084 million; first half of fiscal 2004, ¥1,889,686 million). "Interest-bearing liabilities" are shown after deduction of amounts equivalent to the average balance of money held in trust (first half of fiscal 2005, ¥2,364 million; first half of fiscal 2004, ¥3,628 million) and corresponding interest (first half of fiscal 2005, ¥0 million; first half of fiscal 2004, ¥1 million).
2. Figures in the table above indicate the net average balances of amounts adjusted for interdepartmental lending and borrowing activities between domestic and international operations and related interest expenses.
3. Bond interest includes amortization of discount on bonds.

Fees and Commissions

Six months ended September 30, 2005 and 2004

	Millions of yen					
	September 30, 2005			September 30, 2004		
	Domestic operations	International operations	Total	Domestic operations	International operations	Total
Fees and commissions (income)	**¥181,361**	**¥39,142**	**¥220,503**	¥148,535	¥32,707	¥181,243
Deposits and loans	**5,435**	**13,942**	**19,377**	5,463	11,838	17,302
Remittances and transfers	**48,426**	**12,252**	**60,678**	45,592	11,536	57,129
Securities-related business	**10,471**	**343**	**10,815**	8,666	341	9,007
Agency	**8,291**	**—**	**8,291**	8,254	—	8,254
Safe deposits	**3,503**	**—**	**3,503**	2,790	—	2,790
Guarantees	**9,296**	**3,176**	**12,473**	7,199	2,768	9,968
Fees and commissions (expenses)	**¥ 50,678**	**¥ 6,391**	**¥ 57,070**	¥ 47,984	¥ 6,237	¥ 54,221
Remittances and transfers	**9,368**	**2,161**	**11,530**	8,819	2,382	11,202

Trading Income

Six months ended September 30, 2005 and 2004

	Millions of yen					
	September 30, 2005			September 30, 2004		
	Domestic operations	International operations	Total	Domestic operations	International operations	Total
Trading profits	**¥ 446**	**¥4,608**	**¥5,055**	¥725	¥21,029	¥21,755
Gains on trading securities	**—**	**—**	**—**	533	—	533
Gains on securities related to trading transactions	**—**	**361**	**361**	—	—	—
Gains on trading-related financial derivatives	**—**	**4,247**	**4,247**	—	21,029	21,029
Others	**446**	**—**	**446**	192	—	192
Trading losses	**¥1,485**	**¥ —**	**¥1,485**	¥ —	¥ 605	¥ 605
Losses on trading securities	**1,485**	**—**	**1,485**	—	—	—
Losses on securities related to trading transactions	**—**	**—**	**—**	—	605	605
Losses on trading-related financial derivatives	**—**	**—**	**—**	—	—	—
Others	**—**	**—**	**—**	—	—	—

Note: Figures represent net gains (losses) after offsetting income against expenses.

Net Other Operating Income

Six months ended September 30, 2005 and 2004

	Millions of yen					
	September 30, 2005			September 30, 2004		
	Domestic operations	International operations	Total	Domestic operations	International operations	Total
Net other operating income	**¥33,600**	**¥107,408**	**¥141,009**	¥25,678	¥97,268	¥122,946
Gains (losses) on bonds	**17,689**	**10,675**	**28,365**	19,899	6,764	26,663
Gains (losses) on trading-related financial derivatives	**963**	**(6,647)**	**(5,683)**	(4,905)	2,963	(1,941)
Gains (losses) on foreign exchange transactions	**—**	**103,426**	**103,426**	—	87,518	87,518

Loans (Nonconsolidated)

Loan Portfolio, Classified by Industry

September 30, 2005 and 2004, and March 31, 2005

	Millions of yen		
	September 30, 2005	September 30, 2004	March 31, 2005
Domestic offices:			
Manufacturing	**¥ 5,154,015**	¥ 5,582,342	¥ 5,321,715
Agriculture, forestry, fisheries and mining	**136,050**	120,620	125,574
Construction	**1,351,155**	1,654,954	1,618,372
Transportation, communications and public enterprises	**2,671,461**	3,080,967	2,737,386
Wholesale and retail	**5,301,410**	5,423,608	5,310,881
Finance and insurance	**4,855,505**	5,065,594	5,158,754
Real estate	**6,597,016**	6,340,604	5,982,960
Services	**5,797,297**	5,541,499	5,705,901
Municipalities	**483,328**	438,500	583,515
Others	**14,517,921**	14,271,284	14,128,584
Subtotal	**¥46,865,161**	¥47,519,976	¥46,673,647
Overseas offices:			
Public sector	**¥ 82,923**	¥ 38,221	¥ 75,824
Financial institutions	**248,563**	257,118	237,276
Commerce and industry	**3,581,686**	2,803,980	2,994,018
Others	**170,822**	104,310	86,819
Subtotal	**¥ 4,083,996**	¥ 3,203,631	¥ 3,393,938
Total	**¥50,949,158**	¥50,723,607	¥50,067,586

Note: Japan offshore banking accounts are included in overseas offices' accounts.

Loans to Individuals/Small and Medium-Sized Corporations

September 30, 2005 and 2004, and March 31, 2005

	Millions of yen		
	September 30, 2005	September 30, 2004	March 31, 2005
Loans to individuals, and small and medium-sized corporations	**¥34,859,483**	¥34,893,305	¥35,291,150
Ratio to total loans	**74.4%**	73.4%	75.6%

Notes: 1. The figures above exclude outstanding balance of loans at overseas branches and of Japan offshore banking accounts.
2. Small and medium-sized corporations are individuals or companies with capital stock of ¥300 million or less, or an operating staff of 300 or fewer employees. (Exceptions to these capital stock and staff restrictions include wholesalers: ¥100 million, 100 employees; retailers: ¥50 million, 50 employees; and service industry companies: ¥50 million, 100 employees.)

Consumer Loans Outstanding

September 30, 2005 and 2004, and March 31, 2005

	Millions of yen		
	September 30, 2005	September 30, 2004	March 31, 2005
Consumer loans	**¥14,426,158**	¥13,908,345	¥14,230,648
Housing loans	**13,454,572**	12,842,232	13,240,449
Residential purpose	**9,663,175**	9,015,628	9,451,330
Others	**971,585**	1,066,113	990,198

Note: Housing loans include general-purpose loans used for housing purposes, as well as housing loans and apartment house acquisition loans.

Risk-Monitored Loans

September 30, 2005 and 2004, and March 31, 2005

	Millions of yen		
	September 30, 2005	September 30, 2004	March 31, 2005
Bankrupt loans	**¥ 72,184**	¥ 59,229	¥ 45,931
Non-accrual loans	**898,868**	1,552,410	1,238,022
Past due loans (3 months or more)	**51,310**	46,812	26,902
Restructured loans	**329,258**	732,317	425,006
Total	**¥1,351,621**	¥2,390,768	¥1,735,863

Notes: **Definition of risk-monitored loan categories**

1. Bankrupt loans: Credits for which accrued interest is not accounted in revenue; credits extended to borrowers that are undergoing bankruptcy, corporate reorganization and rehabilitation proceedings or debtors receiving orders of disposition by suspension of business at bill clearinghouses
2. Non-accrual loans: Credits for which accrued interest is not accounted in revenue; credits, excluding loans to bankrupt borrowers and loans with grace for interest payment to assist in corporate reorganization or to support business
3. Past due loans (3 months or more): Loans with payment of principal or interest in arrears for more than 3 months, calculated from the day following the contractual due date, excluding borrowers in categories 1. and 2.
4. Restructured loans: Loans to borrowers in severe financial condition given certain favorable terms and conditions to assist in corporate rehabilitation or to support business, excluding borrowers in categories 1. through 3.

Problem Assets Based on the Financial Reconstruction Law

September 30, 2005 and 2004, and March 31, 2005

	Billions of yen		
	September 30, 2005	September 30, 2004	March 31, 2005
Bankrupt and quasi-bankrupt assets	**¥ 301.7**	¥ 581.1	¥ 448.3
Doubtful assets	**723.8**	1,124.1	924.4
Substandard loans	**380.5**	779.2	451.9
Total of problem assets	**1,406.0**	2,484.4	1,824.6
Normal assets	**54,970.7**	53,673.4	53,452.6
Total	**¥56,376.7**	¥56,157.8	¥55,277.2

Notes: **Definition of problem asset categories**

These assets are disclosed based on the provisions of Article 7 of the Financial Reconstruction Law (Law No. 132 of 1998) and classified into the 4 categories based on financial position and business performance of obligors in accordance with Article 6 of the Law. Assets in question include loans and bills discounted, foreign exchanges, accrued interest, and advance payment in "other assets," customers' liabilities for acceptance and guarantees, and securities lent under the loan for consumption or leasing agreements.

1. Bankrupt and quasi-bankrupt assets: Credits to borrowers undergoing bankruptcy, corporate reorganization, and rehabilitation proceedings, as well as claims of a similar nature
2. Doubtful assets: Credits for which final collection of principal and interest in line with original agreements is highly improbable due to deterioration of financial position and business performance, but not insolvency of the borrower
3. Substandard loans: Past due loans (3 months or more) and restructured loans, excluding 1. and 2.
4. Normal assets: Credits to borrowers with good business performance and in financial standing without identified problems and not classified into the three categories above

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2005

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(平成17年9月30日現在)

名　　称	株式会社三井住友フィナンシャルグループ
(英文名称:	Sumitomo Mitsui Financial Group, Inc.)
本　　社	東京都千代田区有楽町1丁目1番2号
取締役会長	奥 正之(三井住友銀行頭取を兼任)
取締役社長	北山 禎介(三井住友銀行取締役会長を兼任)
設　　立	平成14年12月2日
資 本 金	1兆3,526億円
事業目的	子会社である銀行およびその他銀行法により子会社とすることができる会社の経営管理ならびに当該業務に附帯する業務
上場取引所	東京証券取引所、大阪証券取引所、名古屋証券取引所(すべて市場第一部)

発行済株式数

普通株式	7,303,472.77株
第一種優先株式	35,000株
第二種優先株式	100,000株
第三種優先株式	695,000株
第1回第四種優先株式	4,175株
第2回第四種優先株式	4,175株
第3回第四種優先株式	4,175株
第4回第四種優先株式	4,175株
第5回第四種優先株式	4,175株
第6回第四種優先株式	4,175株
第7回第四種優先株式	4,175株
第8回第四種優先株式	4,175株
第9回第四種優先株式	4,175株
第10回第四種優先株式	4,175株
第11回第四種優先株式	4,175株
第12回第四種優先株式	4,175株
第1回第六種優先株式	70,001株

格付情報

三井住友フィナンシャルグループ各社の平成17年12月31日現在の格付は以下のとおりです。

○三井住友銀行

	長期	短期
Moody's	A1	P-1
Standard & Poor's	A	A-1
Fitch Ratings	A-	F1
格付投資情報センター(R&I)	A	a-1
日本格付研究所(JCR)	A+	J-1+

●三井住友カード

	長期	短期
日本格付研究所(JCR)	A+	J-1+

◉三井住友銀リース

	長期	短期
格付投資情報センター(R&I)	A	a-1
日本格付研究所(JCR)	A	J-1

Contents

本誌には、将来の業績に関する記述が含まれています。こうした記述は、将来の業績を保証するものではなく、リスクと不確実性を内包するものです。将来の業績は、経営環境に関する前提条件の変化等に伴い、目標対比変化しうることにご留意ください。

株式会社 三井住友フィナンシャルグループ　平成18年1月
広報部 〒100-0006 東京都千代田区有楽町1-1-2
TEL (03) 5512-3411

株式会社 三井住友銀行
広報部 〒100-0006 東京都千代田区有楽町1-1-2
TEL (03) 3501-1111

＊本誌は再生紙を使用しています。



皆さまには、平素より温かいご支援、お引き立てを賜り、心から御礼申し上げます。

このたび、平成17年度上期における私どもの取り組み、並びに、今後の経営方針を皆さまによりご理解いただくため、『中間期ディスクロージャー誌2005』を作成いたしましたので、ご高覧下さいますようお願い申し上げます。

私どもは、お客さまの多様化・高度化するニーズに対して、迅速かつ的確に新たな価値を提供することによってお応えしていくとともに、収益力の増強を通じて財務基盤の強化を進め、お客さまの信頼、株主や市場の信認を高めるべく、役職員全員が一丸となって努力してまいる所存です。

今後とも、なお一層のご支援、ご鞭撻を賜りますようお願い申し上げます。

平成18年1月

株式会社三井住友フィナンシャルグループ

取締役会長　奥正之　取締役社長　北山禎介

平成17年度上期の総括

平成17年度上期の経済環境を顧みますと、原油価格や素材価格が上昇するなか、海外では、欧州経済が緩やかな回復にとどまったものの、米国経済は堅調を維持し、アジアでも中国を中心に景気拡大が持続しました。日本経済は、企業収益や設備投資の拡大に加え、輸出が持ち直したことにより、景気の緩やかな回復が続きました。

このような環境下、当社グループは、「確固たる収益水準」を確保するべく、個人のお客さまに向けましては投資信託・個人年金保険・住宅ローン等の販売、法人のお客さまに向けましてはミドル・スモール企業向けの新型無担保貸出や大和証券エスエムビーシーとの連携を含めた投資銀行ビジネス等、当社グループが競争優位性を持つ、収益性・成長性の高い事業分野における取り組みをさらに強化いたしました。また、昨年4月にコンシューマー・ファイナンスにおけるプロミスとの提携事業を開始するとともに、クレジットカードビジネスにおける株式会社エヌ・ティ・ティ・ドコモとの提携を実現する等、戦略事業の構築・強化に向けたリーディング・カンパニーとのアライアンスを推進いたしました。このような、グループ収益力の一段の強化に向けた各種取り組みに加えて、昨年度までの「バランスシートのクリーンアップ」の成果により与信関係費用の水準が大幅に低下いたしました結果、上期における業績は、連結経常利益4,637億円、連結中間純利益3,923億円と、当初予想を大きく上回ることとなりました。

平成17年度下期の経営方針

当社グループは、平成17年度下期におきましても、次の通り、グループ一体となって取り組みを進めてまいります。

個人ビジネス

個人のお客さま向けのビジネスにつきましては、投資信託、個人年金保険等の運用商品や住宅ローン等を取り扱うコンサルティングビジネスの競争優位性を一段と高めるべく、経営資源を積極的に投入いたします。具体的には、SMBCコンサルティングプラザの増設やコンサルタントの増強を進めるとともに、商品ラインアップの拡充にも取り組んでまいります。また、プロミスとの戦略的提携に基づき提供を開始したコンシューマー・ローンにつきましては、自動契約機の拡充やプロモーションの強化を通じて貸出ボリュームの増強を進めてまいります。三井住友カードを軸に展開しておりますクレジットカードビジネスにつきましては、株式会社エヌ・ティ・ティ・ドコモ、東日本旅客鉄道株式会社との提携による新規事業を早期に立ち上げ、強化を進めてまいります。加えて、東京メトロ駅構内へのATM設置等、お客さまの利便性向上や、ICキャッシュカードの機能拡充等、セキュリティ向上のための取り組みにつきましても、引き続き注力してまいります。

法人ビジネス

法人のお客さま向けのビジネスにつきましては、ビジネスセレクトローンやSMBCークレセルローン等、収益性の高いミドル・スモール企業向け新型無担保貸出をさらに拡充してまいります。また、シンジケーションや債権流動化等、当社グループが強みを持つ分野のみならず、事業再生・事業再編、不動産ファイナンス等、今後お客さまのニーズが拡大し、成長を期待できる分野におきまして、ソリューション提供力を一段と強化してまいります。

さらにグループ会社におきましても、ソリューション提供力の強化を進めてまいります。具体的には、三井住友銀リースでは、オペレーティングリース等戦略分野のさらなる強化に注力するほか、リース資産の信託等、新たな収益機会の拡大にも取り組んでまいります。日本総合研究所では、基幹系等のコアシステム受託事業に加えて、各種コンサルティングサービスの強化にも取り組んでまいります。加えて、大和証券エスエムビーシーとの協働をさらに推進することで、投資銀行・資金運用業務を強化してまいります。

海外ビジネス

海外ビジネスにつきましては、中国を中心としたアジア地域におけるビジネスボリュームを拡大するとともに、ロシア・東欧等の拡大EUや中南米等のいわゆるエマージングマーケットにおけるビジネスを、営業拠点の新設や、

プロジェクト・ファイナンス等、当社グループが強みとしている業務を梃子に拡大してまいります。また、欧米マーケットにおきましても、流動性・収益性の高い資産を増強することによって、資本効率の向上を進めてまいります。

市場営業ビジネス

市場営業ビジネスにつきましては、引き続き、ALM体制の強化、運用手段の多様化、お客さまからのオーダーフローの拡大の三点を軸として、適切なリスク管理のもと、収益力の維持・強化に注力してまいります。

強靭な企業基盤の確立

このような事業展開を支えるために、当社グループでは、業務の多様化に対応した人材マネジメント及びコンプライアンスの高度化を行ってまいります。

また、与信ポートフォリオの劣化防止に引き続き取り組み、与信関係費用の抑制を図ってまいります。そして、これらの取り組みを通じてボトムライン収益を拡大することにより、財務基盤の一段の強化、すなわち、資本の質・量両面での拡充を進めてまいります。なお、残る1兆1,000億円の公的資金につきましては、関係当局の承認を前提に、平成19年度末までに返済するという従来計画に止まらず、さらなる早期返済を目指してまいります。

なお、三井住友銀行は昨年12月に公正取引委員会より、法人のお客さま向けの金利スワップの販売方法について、独占禁止法に基づく排除勧告を受けました。金利スワップ取引は、金利上昇時のリスクヘッジを目的として、法人のお客さまに広く利用されている金融商品でありますが、中小企業のお客さまとの取引の一部において問題があったとして、公正取引委員会よりご指摘を受ける事態となりましたことは、極めて遺憾であり、本件に関し、ご迷惑とご心配をおかけいたしましたことを、深くお詫び申し上げます。同行は既に当該勧告を応諾しており、法令遵守のための諸施策をあらためて徹底するなど再発防止を図るとともに、信頼回復に全力で取り組んでまいります。



取締役社長　北山　禎介

終わりに

当社グループの企業価値の中長期的な向上を実現していくためには、2つの課題があると考えております。すなわち、①今後一段と拡大する成長機会を着実に捉えながら、高い収益性、高い成長性を追求していくこと、と同時に、②公的資金の早期返済を果たしつつ、資本の質・量、両面での拡充を進めること、の2点です。これらの経営課題の解決に向け、経営戦略・資本政策等における様々な施策を講じていきたいと考えております。そして、こうした取り組みにおいて着実な成果をお示しすることにより、皆さまのご期待にお応えしてまいりたいと考えております。今後ともなお一層のご理解、ご支援を賜りますよう何卒お願い申し上げます。


SMBC

三井住友銀行

▷ www.smbc.co.jp

（株）三井住友銀行は、平成13年4月にさくら銀行と住友銀行が合併して発足しました。平成14年12月、株式移転により持株会社（株）三井住友フィナンシャルグループ（SMFG）を設立し、その子会社となりました。

三井住友銀行は、国内有数の営業基盤、戦略実行のスピード、さらには有力グループ会社群による金融サービス提供力に強みを持っています。三井住友フィナンシャルグループの下、他の傘下グループ企業と一体となって、お客さまに質の高い複合金融サービスを提供していきます。

（単位：億円）

（連結）	平成15年3月期	平成16年3月期	平成17年3月期	平成17年9月期
経常収益	35,499	27,170	26,913	13,050
経常利益（△は経常損失）	△4,675	2,821	△997	4,229
当期（中間）純利益（△は当期純損失）	△4,293	3,016	△2,789	3,107
純資産額	21,425	27,221	26,339	30,806
総資産額	1,023,946	998,432	974,783	998,414



商号　株式会社三井住友銀行
事業内容　銀行業務
設立年月日　平成8年6月6日
本店所在地　東京都千代田区有楽町1-1-2
頭取　奥 正之
従業員数　21,290名（平成17年9月末現在）
拠点数（平成17年9月末現在）
国内　1,402カ所
（本支店459〈うち被振込専用支店28〉、出張所140、付随業務取扱所16、無人店舗787）
海外　34カ所
（支店17、出張所3、駐在員事務所14）

（注）国内拠点数は、企業内設置分、コンビニエンスストアATM分を除いています。



三井住友カード

▶ www.smbc-card.com

三井住友カード（株）は、国内における「VISA」のパイオニアとして、また日本のクレジットカード業界を牽引する一員として、多くのお客さまに支持されてきました。

三井住友フィナンシャルグループにおける戦略的事業会社として重要な役割を担っており、高いブランド力と総合的なカード事業の展開力を活かし、お客さまのニーズに合ったクレジット機能を中心とする決済・ファイナンスサービスを提供しています。カード業界のリーディングカンパニーとして「最も使いやすくて最も役に立つマイ・メインカード」の提供に取り組んでいます。

（単位：億円）

	平成15年3月期	平成16年3月期	平成17年3月期	平成17年9月期
カード売上高	30,355	32,584	35,987	20,136
営業収益	1,221	1,263	1,321	706
営業利益	160	185	231	109
会員数（千人）	12,118	12,758	13,462	13,790
加盟店数（千店）	2,699	2,892	3,089	3,254



商号　三井住友カード株式会社
事業内容　クレジットカード業務
設立年月日　昭和42年12月26日
本社所在地　［東京本社］
東京都港区新橋5-2-10
［大阪本社］
大阪市中央区今橋4-5-15
代表者　栗山 道義
従業員数　1,758名（平成17年9月末現在）



三井住友銀リース

▶ www.smbcleasing.co.jp

三井住友銀リース（株）は、大型設備投資ニーズに応えるコーポレートリースを得意としており、省エネ貢献型設備のリース、店舗・工場・倉庫などの不動産リース、国内企業の海外進出に伴う設備のリース、インターネットを活用したネットリース・販売ネットリースなど、多彩なサービスを織り交ぜたオーダーメイドの提案を展開しています。

個人向けを含むオートリース、パソコン等情報機器・各種計測器のレンタル業務などにも、グループを挙げて積極的に取り組んでいます。

また、平成17年5月には、子会社のSMLC信託(株)が一般事業法人として初めて信託業務へ参入するなど、一層のサービス向上を図っています。

（単位：億円）

	平成15年3月期	平成16年3月期	平成17年3月期	平成17年9月期
リース検収高	4,664	5,557	5,800	3,009
営業収益	5,150	5,530	5,891	3,019
営業利益	204	232	280	157



商　　号 三井住友銀リース株式会社
事業内容 リース業務
設立年月日 昭和43年9月2日
本社所在地 ［東京本社］
東京都港区西新橋3-9-4
［大阪本社］
大阪市中央区南船場3-10-19
代 表 者 白賀　洋平
従業員数 941名（平成17年9月末現在）



日本総研

The Japan Research Institute, Limited

▶ www.jri.co.jp

（株）日本総合研究所は、情報システム・コンサルティング・シンクタンクの3つの機能を有機的に結び付けた、付加価値の高いサービスを提供する知識エンジニアリング企業です。金融をはじめとするさまざまな分野に対応した経営革新・IT関連のコンサルティングや戦略的情報システムの企画・構築、アウトソーシングサービスの提供を行っているほか、国内外の経済調査分析・政策提言等の情報発信、新事業の創出を行うインキュベーション活動等、多岐にわたる活動を展開しています。

（単位：億円）

	平成15年3月期	平成16年3月期	平成17年3月期	平成17年9月期
営業収益	702	1,051	1,112	536
営業利益	76	76	63	21



商　　号 株式会社日本総合研究所
事業内容 システム開発・情報処理業務、コンサルティング業務、シンクタンク業務
設立年月日 平成14年11月1日
本社所在地 ［東京本社］
東京都千代田区一番町16
［大阪本社］
大阪市西区新町1-5-8
代 表 者 奥山　俊一
従業員数 2,966名（平成17年9月末現在）

SMFGでは、グループ各社が協働して個人のお客さまへのサービス向上に取り組んでいます。

三井住友銀行では、「One's next『ひとりひとり』のこれからを提案するサービス業へ」を個人ビジネスのブランドスローガンに掲げ、お客さまのニーズを原点とした「個人金融サービス業No.1」の実現に向けてさまざまな取り組みを行っています。

具体的には、商品・サービスの開発力、専門性の高い人材による相談力、ブロック制を核としたエリアマーケティング等を最大限に活用し、個人のお客さまに幅広く質の高い金融サービスを提供することに努めています。その結果、平成17年度上期の実績は個人年金販売額3,233億円(累計販売額1兆3,868億円)、個人向け投資信託預り残高2兆5,057億円(平成17年9月末現在)、外債・仕組債販売額383億円、住宅ローン残高13兆4,546億円(平成17年9月末現在)と、お客さまから高い評価をいただいています。


One's Next
SMBCコンサルティングプラザ
休みの日は、銀行に行こう。
三井住友銀行


もしもの時、あなたの
住宅ローン
残高はゼロ。
ガン
急性心筋梗塞
脳卒中
と診断されたら
住宅ローン残高
0円
[三大疾病保障付住宅ローン]
三井住友銀行

コンサルティングビジネス

平成17年度上期には、投資信託・個人年金・証券仲介で新商品導入を図る等、資産運用に関するサービス・商品についてラインナップの充実を図りました。

住宅ローンについては、平成17年10月より、ガン・脳卒中・急性心筋梗塞のいずれかと診断された場合に診断給付金が支払われ、住宅ローン残額に充当される「**三大疾病保障付住宅ローン**」の取り扱いを開始するなど、お客さまの幅広いニーズにお応えできるよう努めています。

また、資産運用・ローンお借入両面において、平日夜間や休日のご相談にお応えする「**SMBCコンサルティングプラザ**」を平成17年12月末現在66拠点にて運営しており、大変ご好評いただいています。加えまして、平成17年9月からコンサルティング業務に特化した小型店舗「**SMBCコンサルティングオフィス**」の出店を開始しています。


Topics


ペア資産づくりセット
3%

◇「Next W・ing プロジェクト室」の設置

三井住友銀行では、多様化する女性ニーズに応え、女性の視点に立った新しいマーケティングを行う「**Next W・ing プロジェクト室**」を平成17年10月に設置しました。

また、本室の企画商品の第一弾として、大切な方と一緒に資産づくりを考えるきっかけにご利用いただきたいという思いのもと、平成17年11月22日(いい夫婦の日)から平成18年3月31日までの期間限定で「**ペア資産づくりセット**」の取り扱いを開始しました。


100円でもケータイでクレジットの時代はじまる。
三井住友カード iD

◇「三井住友カードiD(アイディ)」スタート!

三井住友カードは、NTTドコモとの戦略的業務提携に基づき、「おサイフケータイ」による新クレジット決済サービス事業である「**三井住友カードiD**」の取り扱いを平成17年12月より開始しました。

今後は、総合カード会社としてのノウハウを最大限活用し、本サービスが利用可能な加盟店端末を全国規模で早期に設置することで、小額から高額までの決済インフラを構築し、お客さまへのさらなるサービス向上を目指していきます。

「おサイフケータイ」はNTTドコモの登録商標です。

決済ビジネス

三井住友銀行と三井住友カードは、平成17年10月にJR東日本と戦略的業務提携を行うことで合意しました。キャッシュカード、電子マネーであるSuica（スイカ）、クレジットカードのビューカードと一体化した**『「ビュー・スイカ」一体型キャッシュカード』**の共同開発、さらにポイントの相互交換等と順次実施し、各社の強みを活かしながら、さらなる利便性・サービスの向上を目指していく予定です。

また、お客さまへのサービス強化策の一環として、平成17年8月より**東京メトロ駅構内に三井住友銀行ATMの設置**を開始しました。今後は現在展開中のATMを含め、乗降客数が1日平均5万人以上の東京メトロ20駅に設置する予定です。

リモートバンキング「**One'sダイレクト**」につきましては、常にお客さまのニーズに応えたサービスメニューの充実・利便性の向上に努めている結果、Gomez社によるインターネットバンキングの評価ランキングでも4期連続1位を獲得する等高い評価を得ています。なお、「One'sダイレクト」の平成17年9月末の契約者数は約618万人となり、同年3月末比約41万人増加しています。

コンシューマー・ファイナンスビジネス

平成16年9月に締結した業務提携契約に基づき、平成17年4月より三井住友銀行、プロミス(株)、アットローン(株)の3社でコンシューマー・ファイナンス事業を開始しました。平成17年9月末現在ACM(自動契約機)を国内営業拠点に521台設置しており、3社合計の貸付残高は約430億円まで増加しています。

東京メトロ　ATM設置駅
平成17年12月末現在：15駅

- 丸ノ内線（淡路町、新宿）
- 日比谷線（東銀座、六本木）
- 東西線（行徳、九段下）
- 千代田線（表参道、北千住、明治神宮前）
- 有楽町線（麹町、小竹向原、永田町）
- 半蔵門線（水天宮前、三越前）
- 南北線（後楽園）

One'sダイレクト契約者数


（千人）
6,000
5,000
4,000
3,000
2,000
1,000
0
平成15年3月末
平成16年3月末
平成17年3月末
平成17年9月末

「SMBC－クレセルローン」の取り扱い開始

SMFGでは三井住友銀行の法人部門を中心に、中小企業の健全な発展が日本経済の成長をもたらすとの認識から、中小企業のお客さまへの貸出業務を法人部門の最注力分野として取り組んでいます。

年商10億円未満のお客さまには「**ビジネスセレクトローン**」、10億円以上のお客さまには「**Nファンド**」等により、中小企業向け貸出金の増強に取り組んできましたが、平成17年4月からお客さまのニーズにより一層きめ細かくお応えするために、年商30億円未満のお客さま向けに「**SMBC－クレセルローン**」の取り扱いを全国の法人営業部にて開始しました。

原則無担保、第三者保証不要の「**リスクテイク貸出**」は、「ビジネスセレクトローン」「SMBC－クレセルローン」「Nファンド」等、お客さまのステージアップに伴う資金ニーズの拡大に切れ目なくお応えしていく商品ラインナップとなりました。

「SMBC－クレセルローン」は「ビジネスセレクトローン」で培ったノウハウを最大限活用し、お客さまの資金ニーズに迅速に対応する審査フローを実現しました。その結果、営業担当者は審査に必要な資料の作成等に使っていた時間を削減し、お客さまとの事業のご相談、サービスのご提案に一層多くの時間を掛けています。

また「ビジネスセレクトローン」と同様、法人のお客さま専用のコールセンターである「**法人プロモーションオフィス**」を活用することで、効果的にお客さまへアプローチする体制を構築しています。

「リスクテイク貸出」の平成17年度上期取り組み実績額は1兆9,000億円となりました。今後とも中小企業向け貸出に最注力していきます。


あなたの企業に、成長力を。
SMBC-クレセルローン
プロデュース
By 三井住友銀行
○最大1億円までの融資
○スピード回答
0120-16-2310
三井住友銀行

公開企業向けビジネスの取り組み強化

SMFGでは、三井住友銀行の法人部門を中心に、お客さまのさまざまなニーズにきめ細かくお応えするために、営業店・本部一体の「**ダブルフロント体制**」を構築し、最前線に立つ法人営業拠点と各種専門ノウハウを有する本部が一体となって各種ソリューションを提供する体制を整えています。特に高度化・多様化が進む公開企業のニーズに的確に対応するために、平成17年4月、三井住友銀行法人部門に公開企業取引推進を専門とする「**法人戦略営業部**」を新設部署として立ち上げました。

新たに設立した法人戦略営業部では、お取引先公開企業の「企業価値向上」につながる事業戦略に関する提案を、仮説段階から継続的に行うことにより、お客さまの潜在的ニーズを引き出し、その結果として、「M&A（企業の合併・買収）」、「戦略的資本・業務提携」、「事業部門・子会社の独立化」、「不動産流動化」、「資本増強」、「事業承継」等のビジネスを展開しています。

ビジネスセレクトローンの取組額と残高


(兆円)
1.5
1.0
0.5
0
取組額
残高
平成15年上期
平成15年下期
平成16年上期
平成16年下期
平成17年上期

リスクテイク貸出*の取組額と残高


(兆円)
3.0
2.0
1.0
0
取組額
残高
平成15年上期
平成15年下期
平成16年上期
平成16年下期
平成17年上期

*ビジネスセレクトローン、SMBC-クレセルローン、Nファンド、SMBC-CLO、Vファンド、等

また、あらゆる分野で幅広く業界再編が進みつつあるなか、大型の買収ファイナンスを適切なタイミングで提供する体制も整備しており、百億円単位の大型シンジケート・ローンの組成にも成功しています。

グローバルベースの企業間競争の激化、投資ファンドの活動の活発化といった環境の急激な変化により、公開企業のニーズは一層多様化、高度化する傾向にあります。SMFGでは、三井住友銀行法人戦略営業部を中心に公開企業取引に関する専門性を一段と高めつつ、大和証券SMBC(株)などのグループ各社の専門ノウハウを結集することにより、公開企業の企業価値向上に役立つ最適なサービス・ソリューションの提供に努めていきます。

上場企業のお取引先

SMFGの総力を
挙げてお客さまの
事業を幅広くサポート

三井住友フィナンシャルグループ

三井住友銀行

法人戦略営業部

協働

法人営業部
(全国約200カ店)

本店各部

連携

各グループ
会社

Topics


エヌ・アイ・エフSMBCベンチャーズ

◇「エヌ・アイ・エフSMBCベンチャーズ」誕生

平成17年10月、SMBCキャピタル(株)は、エヌ・アイ・エフ ベンチャーズ(株)と合併し、**エヌ・アイ・エフSMBCベンチャーズ(株)**として新たなスタートを切りました。

新会社は、銀行系ベンチャーキャピタルと証券系ベンチャーキャピタルが融合した本邦唯一のプライベート・エクイティハウスとして、①三井住友銀行およびSMBCキャピタル(株)が有する幅広い顧客基盤を活用し、案件ソーシング能力を強化するとともに、②エヌ・アイ・エフ ベンチャーズ(株)の人材やノウハウを活用しエクイティのリスクテイク力を向上させることで、ベンチャーキャピタル業界トップを目指していきます。

◇SMBC経営懇話会 ビジネス交流会開催

ビジネス交流会は、SMBCコンサルティング(株)が主催する商談を主体としたイベントで、平成17年度は、4月と6月に『医療機関宛ソリューションビジネス』、9月と2月に『アグリビジネス』、3月に『環境』等のテーマを新たに掲げ、開催しています。

引き続き、各種テーマに基づき、お客さまのニーズに沿ったビジネス創造の場の提供に努めていきます。



9月2日開催の「アグリビジネス交流会」

大企業の皆さまへのサービス



SMFGは、三井住友銀行の企業金融部門を中心に、わが国を代表するグローバルな大企業のお客さまに対して、グループ各社のあらゆるリソースを活用し、高度な金融サービスを提供しています。

平成17年度上期は、好調な企業業績を背景に、多くの大企業のお客さまが積極的に事業を展開するなかで、それぞれのお客さまと経営課題を共有し、その解決のための最適なソリューション提供に努めてきました。

また、多くの業種・業界における事業再編の機運の高まりを受けて、お客さまの事業戦略に対する幅広い提案活動を通じて、事業ポートフォリオの再構築などに貢献してきました。

引き続き、SMFGではそれぞれの分野でグループ各社が専門性を発揮し、大企業のお客さまの高度で広範囲にわたるニーズにお応えしていきます。

Topics

◇多様なファイナンス業務への取り組みと積極的なリスクテイク

先進的なスキームを活用した**ノンリコースローン**などのほか、融資条件を柔軟に設定したメザニンローンや不動産ファンドへの**エクイティ投資**など積極的なリスクテイクによりお客さまのさまざまなファイナンスニーズに対応しました。

投資銀行ビジネス

企業の資金調達・運用ニーズやリスクヘッジ・M＆A等の経営課題は日々複雑化し、その変化のスピードは増しています。SMFGは三井住友銀行の投資銀行部門とグループ会社の力を結集して、このような課題に答えを出し、お客さまの企業価値向上に積極的に貢献します。

この結果、例えば、三井住友銀行投資銀行部門のMBO/LBOファイナンス、シンジケーション、金銭債権流動化、ストラクチャード・ファイナンス業務、大和証券SMBC（株）の株式・社債の引受業務等、主要な業務分野で本邦トップクラスの実績を上げています。

今後もお客さまに最適な答えを提供できるよう、投資銀行業務における総合的なソリューション提供能力の向上に努めます。


投資銀行業務関連収益
ストラクチャード・ファイナンス*
金銭債権流動化等
シンジケーション
(億円)
1,000
800
600
400
200
0
上期実績
平成14年度
平成15年度
平成16年度
平成17年度

*MBO、LBO、不動産ファイナンスを含む

Topics

◇MBO/LBOファイナンス

平成17年度上期に大きな盛り上がりをみせたMBO/LBOマーケットにおいて、お客さまのニーズに迅速に応え、数多くの象徴的なディールのファイナンスを手掛けました。これにより市場での存在感を一段と向上させました。

◇温暖化ガス排出権取引

排出権購入を希望する本邦企業のお客さまに対して京都議定書で定めたクリーン開発メカニズム（CDM）案件を紹介して手数料を得るビジネスを新たに立ち上げました。

国際ビジネス

SMFGではグローバルに事業展開する企業のお客さまに対して、三井住友銀行の海外拠点ネットワークをはじめ、グループ会社、提携他社と協働し、各地域の特徴に合わせた地理的制約にとらわれない高いレベルのサービスを提供しています。また、エマージング・マーケットにおけるビジネスチャンスにも戦略的かつ積極的に取り組んでいます。

アジア地域では、中国やベトナムといった成長市場へ進出しているお客さまへのきめ細かいサービス提供を図ります。米州地域では、世界最先端の金融市場でのノウハウ吸収とリレーションの拡大に努め、また欧州地域では、EUをはじめロシア、中東欧、中近東等周辺成長市場にもビジネスを拡大しつつ、お客さまに満足していただけるサービス提供を目指します。



Topics

◇ネットワークの強化

新たなマーケットとして注目を集めるロシア／CIS諸国において、情報連絡・収集体制強化のため、欧州三井住友銀行の**モスクワ駐在員事務所**を設置しました(平成17年8月)。

◇ラテンアメリカマーケットへの注力

米州開発銀行が立ち上げた貿易金融プログラム(TFFP)に、設立パートナー行として参加(平成17年4月)したほか、ブラジルにおける、大手銀行向けの受取送金債権流動化(邦銀初)、日本貿易保険を活用した国営石油会社宛の大型シンジケートローン取り組み、温暖化ガスの排出権ビジネス開始等、ラテンアメリカにおいて他行に先駆けた取り組みを進めています。

市場性取引ビジネス

SMFGは三井住友銀行の市場営業部門において、資金・為替・債券・デリバティブ等の取引を通じ、お客さまの市場性取引ニーズにお応えし、より付加価値の高いサービスの提供に努めています。

また、同部門ではALMとトレーディング業務を通じ、市場リスク、流動性リスクをコントロールしつつ、分散投資の拡充や各種裁定機会をとらえることにより収益の極大化を図っています。

平成17年度上期にはマーケティング部門とも協働してNDF取引(直物為替先渡取引)や個人向けの特約付預金の推進、「i-Deal」(アイディール)の機能向上、アジア地域における市場性取引のサービス体制拡充などを実施しました。今後も引き続き、お客さまの市場性取引ニーズに万全にお応えし、業界最高水準のサービスでフルサポートしていくことを目指しています。


お客さま
法人営業部・支店
市場営業部門
市場営業統括部
企画・調査
市場営業推進部
お客さま利便性追求によるサービス向上
お客さまとの取引
お客さま
オーダーフロー
市場営業部
お客さまオーダーフローやALMヘッジフロー等に基づく効率的なオペレーション
外国為替取引
デリバティブ取引
CD・CP取引
トレーディング
ALM
オペレーション等
市場資金部
市場運用部
的確なALMオペレーションと流動性管理
預金取引
貸金取引
債券取引
オルタナティブ投資
ALM
資金・債券取引
インターバンク市場

Topics

◇お客さまのニーズに合ったサービスの拡充

M＆A等の大口の資本取引に関連する為替ヘッジ提案、通貨オプション・人民元等に関する専門セミナーの開催、i-Dealの機能向上(リーブオーダーサービス)、アセアン・香港・上海の各拠点におけるサービス体制の拡充等、時代の変化に即したお客さまの多様なニーズに的確にお応えしています。

◇分散投資の推進と適切なALM

金利・為替に加えオルタナティブ(代替)投資を推進したことで、運用手段の拡充・多様化を実現しています。また、相場環境に応じて適切にALM(アセット・ライアビリティー・マネジメント)を行っています。

三井住友フィナンシャルグループ

■連結

（金額単位　百万円）

	平成16年度中間期	平成17年度中間期	平成16年度
経常収益	1,778,173	1,757,879	3,580,796
経常利益（△は経常損失）	114,100	463,768	△30,293
中間純利益（△は当期純損失）	53,372	392,327	△234,201
純資産額	3,020,911	3,262,340	2,775,728
総資産額	101,054,242	102,233,832	99,731,858
リスク管理債権残高	2,868,696	1,788,499	2,227,445
貸倒引当金残高	1,222,391	1,037,217	1,273,560
有価証券の評価損益	484,076	897,653	696,339
1株当たり純資産額（円）	230,491.11	261,250.37	164,821.08
1株当たり中間純利益（△は1株当たり当期純損失）（円）	9,119.40	57,635.50	△44,388.07
潜在株式調整後1株当たり中間（当期）純利益（円）	5,245.69	44,223.65	—
自己資本比率（第一基準）（%）	10.93	11.00	9.94
従業員数（人）	42,339	41,490	40,683

（注）1. 有価証券の評価損益は、「その他有価証券」の時価と取得原価（又は償却原価）との差額を記載しております。なお、株式については、主として（中間）期末日前1カ月の平均時価に基づいて算出しております。15ページをご参照ください。
2. 従業員数は就業者数で記載しており、海外の現地採用者を含み、嘱託及び臨時従業員を含んでおりません。

□単体

（金額単位　百万円）

	平成16年度中間期	平成17年度中間期	平成16年度
営業収益	205,265	16,206	258,866
経常利益	203,119	12,424	253,448
中間（当期）純利益	202,194	38,435	252,228
資本金	1,247,650	1,352,651	1,352,651
（発行済普通株式数）（株）	6,205,379	7,303,472	6,273,792
（発行済優先株式数）（株）	994,302	950,101	1,057,188
純資産額	3,328,039	3,312,686	3,319,615
総資産額	3,558,800	3,653,155	3,795,110
1株当たり純資産額（円）	279,738.68	268,549.24	257,487.78
1株当たり（中間）配当額			
（普通株式）（円）	—	—	3,000
（第一種優先株式）（円）	—	—	10,500
（第二種優先株式）（円）	—	—	28,500
（第三種優先株式）（円）	—	—	13,700
（第1回第四種優先株式）（円）	—	—	135,000
（第2回第四種優先株式）（円）	—	—	135,000
（第3回第四種優先株式）（円）	—	—	135,000
（第4回第四種優先株式）（円）	—	—	135,000
（第5回第四種優先株式）（円）	—	—	135,000
（第6回第四種優先株式）（円）	—	—	135,000
（第7回第四種優先株式）（円）	—	—	135,000
（第8回第四種優先株式）（円）	—	—	135,000
（第9回第四種優先株式）（円）	—	—	135,000
（第10回第四種優先株式）（円）	—	—	135,000
（第11回第四種優先株式）（円）	—	—	135,000
（第12回第四種優先株式）（円）	—	—	135,000
（第13回第四種優先株式）（円）	—	／	67,500
（第1回第六種優先株式）（円）	／	—	728
1株当たり中間（当期）純利益（円）	34,489.13	5,646.36	38,302.88
従業員数（人）	99	122	115

（注）従業員は全員、三井住友銀行等からの出向者であります。

三井住友銀行

■連結

（金額単位　百万円）

	平成16年度中間期	平成17年度中間期	平成16年度
経常収益	1,352,597	1,305,043	2,691,357
経常利益（△は経常損失）	81,471	422,928	△99,752
中間純利益（△は当期純損失）	31,379	310,772	△278,995
純資産額	2,695,749	3,080,642	2,633,912
総資産額	98,632,829	99,841,434	97,478,308
リスク管理債権残高	2,808,404	1,755,763	2,186,739
貸倒引当金残高	1,183,025	1,003,154	1,239,882
有価証券の評価損益	474,107	876,146	678,527
1株当たり純資産額（円）	28,901.73	32,069.28	23,977.62
1株当たり中間純利益 （△は1株当たり当期純損失）（円）	571.79	5,628.61	△5,300.46
潜在株式調整後1株当たり中間（当期）純利益（円）	544.38	5,479.30	—
自己資本比率（国際統一基準）（%）	11.03	11.19	10.60
従業員数（人）	34,284	33,717	32,868

□単体

（金額単位　百万円）

	平成16年度中間期	平成17年度中間期	平成16年度
経常収益	1,140,066	1,091,687	2,289,372
うち信託報酬	729	4,284	2,609
業務粗利益（A）	762,716	766,648	1,522,861
経費（除く臨時処理分）（B）	291,136	292,415	582,365
経費率（（B）/（A）×100）（%）	38.2	38.1	38.2
業務純益	821,314	498,568	1,291,972
業務純益（除く一般貸倒引当金繰入額）	471,580	474,233	940,495
経常利益（△は経常損失）	125,198	359,778	△71,680
中間純利益（△は当期純損失）	118,554	298,766	△136,854
純資産額	2,756,776	3,171,235	2,752,735
総資産額	92,742,940	93,293,761	91,129,776
預金残高	62,011,605	63,380,886	62,788,328
貸出金残高	50,723,607	50,949,158	50,067,586
有価証券残高	23,524,899	23,039,486	23,676,696
リスク管理債権残高	2,390,768	1,351,621	1,735,863
金融再生法に基づく開示債権残高	2,484,350	1,406,027	1,824,622
貸倒引当金残高	962,583	772,141	989,121
有価証券の評価損益	457,372	851,571	651,385
信託財産額	560,087	880,586	777,177
信託勘定貸出金残高	5,490	9,880	9,780
信託勘定有価証券残高	27,788	150,999	81,840
資本金	559,985	664,986	664,986
1株当たり純資産額（円）	30,007.03	33,710.06	26,129.71
1株当たり（中間）配当額			
（普通株式）（円）	683	（上限額）280	683
（第一種優先株式）（円）	10,500	（上限額）10,500	10,500
（第二種優先株式）（円）	28,500	（上限額）28,500	28,500
（第三種優先株式）（円）	13,700	（上限額）13,700	13,700
（第1回第六種優先株式）（円）	／	（上限額）88,500	485
1株当たり中間純利益 （△は1株当たり当期純損失）（円）	2,160.29	5,411.16	△2,718.23
自己資本比率（国際統一基準）（%）	11.35	12.00	11.32
自己資本利益率（ROE）（%）	14.65	36.07	—
従業員数（人）	17,658	16,806	16,338

（注）1. リスク管理債権及び金融再生法に基づく開示債権の定義については、56ページをご参照ください。
2. 有価証券の評価損益は、「その他有価証券」の時価と取得原価（又は償却原価）との差額を記載しております。なお、株式については、（中間）期末日前1カ月の平均時価に基づいて算出しております。19ページをご参照ください。
3. 平成17年度の中間配当（配当基準日：平成17年12月31日）については、上限額を記載しております。なお、確定額は平成18年1月以降の取締役会にて決議の予定であります。
4. 従業員数は就業者数で記載しており、海外の現地採用者を含み、嘱託及び臨時従業員を含んでおりません。なお、取締役を兼務しない執行役員は従業員に含めておりません。

連結決算の概要

平成17年度中間期の三井住友フィナンシャルグループ連結決算の概要は以下のとおりとなりました。

Ⅰ 業績

平成17年度中間連結決算は、連結子会社166社(国内120社・海外46社)、持分法適用会社59社(国内31社・海外28社)を対象としています。

平成17年度中間連結決算につきましては、預金利息等の資金調達費用の増加により資金利益が前年同期比420億円減少した一方で、投資信託関連手数料等の増加により役務取引等利益が同433億円増加したこと等により、連結粗利益が同19億円増加して1兆219億円となりました。この連結粗利益に、営業経費、与信関係費用、株式等損益などを加減した経常利益は、与信関係費用の大幅な減少等により、同3,496億円増益の4,637億円となりました。また、経常利益に、特別損益及び法人税等を加減した中間純利益は、同3,389億円増益の3,923億円となりました。

また、預金残高は、平成16年度末比7,676億円増加して69兆2,425億円となり、譲渡性預金残高は、同1,834億円減少して2兆5,297億円となりました。

一方、貸出金残高は、平成16年度末比1兆2,952億円増加して56兆950億円、有価証券残高は、同6,541億円減少して23兆5,795億円となりました。

資本勘定(純資産)につきましては、中間純利益の計上及びその他有価証券評価差額金の増加により、平成16年度末比4,866億円増加して3兆2,623億円となりました。

■連結子会社・持分法適用会社数

(単位　社)

	平成16年度中間期末	平成17年度中間期末	平成16年度末
連結子会社数	166	166	167
持分法適用会社数	50	59	53

■損益の状況

(金額単位　百万円)

	平成16年度中間期	平成17年度中間期	平成16年度
連結粗利益	1,019,955	1,021,916	2,024,990
資金利益	595,790	553,715	1,171,342
信託報酬	729	4,285	2,609
役務取引等利益	235,379	278,707	516,109
特定取引利益	30,322	12,259	144,387
その他業務利益	157,732	172,948	190,540
営業経費	△423,612	△421,626	△852,715
与信関係費用	△612,826	△176,525	△1,196,797
貸出金償却	△391,236	△42,681	△759,399
個別貸倒引当金繰入額	△408,321	△143,816	△493,947
一般貸倒引当金繰入額	240,215	39,495	201,216
その他	△53,482	△29,522	△144,666
株式等損益	48,817	35,265	△101,918
持分法による投資損益	12,893	14,081	27,142
その他	68,873	△9,342	69,005
経常利益(△は経常損失)	**114,100**	**463,768**	**△30,293**
特別損益	△17,385	47,524	△78,242
うち減損損失	／	△10,580	／
税金等調整前中間純利益(△は税金等調整前当期純損失)	96,715	511,293	△108,535
法人税、住民税及び事業税	△17,079	△32,367	△30,638
還付法人税等	8,104	—	8,869
法人税等調整額	△5,277	△60,672	△52,912
少数株主利益	△29,090	△25,925	△50,983
中間純利益(△は当期純損失)	**53,372**	**392,327**	**△234,201**
<参考>連結業務純益(金額単位　億円)	5,449	5,796	10,144

(注) 1. 連結粗利益=(資金運用収益-資金調達費用)+信託報酬+(役務取引等収益-役務取引等費用)+(特定取引収益-特定取引費用)+(その他業務収益-その他業務費用)
2. 連結業務純益=三井住友銀行業務純益(一般貸倒引当金繰入前)+他の連結会社の経常利益(臨時要因調整後)+持分法適用会社経常利益×持分割合-内部取引(配当等)

■資産・負債・資本勘定

（金額単位　百万円）

	平成16年度中間期末	平成17年度中間期末	平成16年度末
資産	101,054,242	102,233,832	99,731,858
うち貸出金	55,422,034	56,095,034	54,799,805
うち有価証券	24,073,122	23,579,596	24,233,701
負債	97,015,765	97,896,973	95,934,927
うち預金	67,619,961	69,242,541	68,474,861
うち譲渡性預金	3,038,333	2,529,775	2,713,270
少数株主持分	1,017,565	1,074,517	1,021,203
資本勘定	3,020,911	3,262,340	2,775,728

II 有価証券の評価損益

平成17年度中間期末の有価証券の評価損益は、平成16年度末比1,957億円増加して8,904億円の評価益となりました。このうち、資本直入の対象となる「その他有価証券（含むその他の金銭の信託）」の評価損益は、同2,013億円増加して8,978億円の評価益となりました。

「その他有価証券」の評価益が増加しているのは、株式相場の上昇により株式の評価益が同2,876億円増加したことが主な要因であります。

■有価証券の評価損益

（金額単位　百万円）

	平成17年度中間期末				平成16年度末		
	評価損益				評価損益		
		平成16年度末比	評価益	評価損		評価益	評価損
満期保有目的	△7,411	△5,593	1,390	△8,802	△1,818	2,114	△3,933
その他有価証券	897,653	201,314	1,070,345	△172,691	696,339	801,356	△105,017
株式	992,730	287,677	1,031,519	△38,788	705,053	750,480	△45,426
債券	△83,132	△98,093	4,822	△87,955	14,961	34,971	△20,010
その他	△11,944	11,731	34,002	△45,947	△23,675	15,903	△39,579
その他の金銭の信託	209	5	209	—	204	300	△95
合計	890,450	195,726	1,071,944	△181,493	694,724	803,771	△109,046
株式	992,730	287,677	1,031,519	△38,788	705,053	750,480	△45,426
債券	△90,986	△103,607	5,771	△96,757	12,621	36,554	△23,932
その他	△11,293	11,657	34,654	△45,947	△22,950	16,735	△39,686

（注）1.「有価証券」のほか、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の売掛債権等の信託受益権も含めております。
2. 株式については主に（中間）期末日前1カ月の平均時価に、それ以外は（中間）期末日の時価に基づいております。
3.「その他有価証券」及び「その他の金銭の信託」については、時価評価しておりますので、上記の表上は、（中間）連結貸借対照表価額と取得原価（又は償却原価）との差額を計上しております。
なお、平成17年度中間期末の「その他有価証券」の評価損益のうち、時価ヘッジの適用により費用に計上した額が557百万円、組込デリバティブを区別して測定することが出来ない複合金融商品について、当該複合金融商品全体の評価差額を費用に計上した額が400百万円ありますので、資本直入処理の対象となる額は、957百万円加算されます。また、平成16年度末の「その他有価証券」の評価損益のうち、時価ヘッジの適用により収益に計上した額が469百万円、組込デリバティブを区別して測定することが出来ない複合金融商品について、当該複合金融商品全体の評価差額を収益に計上した額が82百万円ありますので、資本直入処理の対象となる額は、551百万円控除されます。

III 連結自己資本比率

平成17年度中間期末の連結自己資本比率（第一基準）は、11.00％となりました。

自己資本比率の分子となる自己資本は、中間純利益の計上及び新規劣後調達等により、平成16年度末比9,240億円増加して6兆9,441億円となりました。また、分母となるリスク・アセットは、海外における貸出金の増加、円安による外貨建資産の増加及び住宅ローンやリスクテイク型貸金を引き続き積極的に投入したこと等により、同2兆5,752億円増加して63兆1,278億円となりました。

■連結自己資本比率（第一基準）の状況

（金額単位　百万円）

	平成16年度中間期末	平成17年度中間期末	平成16年度末
Tier 1（基本的項目）	3,645,613	3,746,083	3,262,250
Tier 2（補完的項目）（うち自己資本への算入額）	3,419,442	3,746,083	3,262,250
控除項目	△443,633	△548,006	△504,430
自己資本　計	6,621,422	6,944,161	6,020,069
リスク・アセット	60,539,127	63,127,899	60,552,620
自己資本比率	10.93%	11.00%	9.94%

単体決算の概要

平成17年度中間期の三井住友銀行単体決算の概要は以下のとおりとなりました。

I 業績

平成17年度中間決算につきましては、業務粗利益が前年同期比39億円増加の7,666億円、経費（除く臨時処理分）が同12億円増加の2,924億円となりました結果、業務純益（除く一般貸倒引当金繰入額）は、同26億円増加の4,742億円となりました。

この業務純益（除く一般貸倒引当金繰入額）に、与信関係費用、株式等損益などの臨時的な損益を加えた後の経常利益は、同2,345億円増益の3,597億円となりました。

これに、特別損益及び法人税等の税負担を加減した中間純利益は、同1,802億円増益の2,987億円となりました。

II 損益の状況

業務粗利益

業務粗利益は、前年同期比39億円増加して7,666億円となりました。これは、ドル金利の上昇等から市場営業部門収益が減少したこと等により資金利益が同365億円減少したものの、投資信託・個人年金保険販売等の個人向けコンサルティング業務関連の手数料が増加したこと等により役務取引等利益が同364億円増加したこと及び信託報酬が同35億円増加したことが主な要因であります。

経費

経費（除く臨時処理分）は、前年同期比12億円増加して2,924億円となりました。これは人員削減により人件費が減少したものの、重点分野に対する積極的投資により物件費が増加したことが主な要因であります。

業務純益

以上の結果、平成17年度中間期の業務純益（除く一般貸倒引当金繰入額）は、前年同期比26億円増加して4,742億円となりました。

□ 業務純益

（金額単位　百万円）

	平成16年度中間期	平成17年度中間期	平成16年度
資金利益	490,868	454,350	972,506
信託報酬	729	4,284	2,609
役務取引等利益	127,021	163,433	298,076
特定取引利益	21,150	3,570	131,579
その他業務利益	122,946	141,009	118,088
業務粗利益	762,716	766,648	1,522,861
（除く国債等債券損益）	(736,053)	(738,282)	(1,544,452)
国内業務粗利益	590,117	626,576	1,182,811
国際業務粗利益	172,598	140,071	340,049
経費（除く臨時処理分）	△291,136	△292,415	△582,365
人件費	△104,320	△98,888	△204,146
物件費	△168,549	△177,046	△341,534
税金	△18,266	△16,480	△36,684
業務純益（除く一般貸倒引当金繰入額）	**471,580**	**474,233**	**940,495**
（除く国債等債券損益）	(444,917)	(445,867)	(962,086)
一般貸倒引当金繰入額	349,734	24,335	351,477
業務純益	821,314	498,568	1,291,972

[参考]

□ 業務部門別業績

（金額単位　億円）

業務純益（除く一般貸倒引当金繰入額）	個人部門	法人部門	企業金融部門	国際部門	市場営業部門	本社管理	合計
平成17年度中間期	690	2,383	803	280	1,145	△559	4,742
前年同期比	+158	+106	△26	+63	△276	+1	+26

（注）1. 前年同期比は金利影響・為替影響等を除いた行内管理ベースであります。
2.「本社管理」内訳：(1)優先証券コスト・劣後調達コスト、(2)自己資本運用益、(3)部門間の調整　等

臨時損益(不良債権処理等)

臨時損益は、前年同期比大幅に改善し1,387億円の損失となりました。これは堅調な株式相場環境の下、株式売却益を計上したことに加え、前年度に将来リスクへの対応力強化を目的としての貸倒引当金の積み増しも含め、バランスシートのクリーンアップを図った結果、不良債権処理額が前年同期比6,515億円減少したことが主な要因であります。なお、臨時損益に計上された不良債権処理額1,540億円に一般貸倒引当金戻入額を加えた与信関係費用は1,297億円となりました。不良債権処理額及び不良債権の開示額については、22ページ以降の「不良債権の現状」をご覧ください。

経常利益

以上の結果、経常利益は前年同期比2,345億円増益の3,597億円となりました。

特別損益

特別損益は、前年同期比74億円改善し46億円の損失となりました。

中間純利益

法人税、住民税及び事業税については50億円となりました。また、税効果会計による法人税等調整額は512億円となりました。これらの結果、中間純利益は前年同期比1,802億円増益の2,987億円となりました。

経常利益・中間(当期)純利益

(金額単位　百万円)

	平成16年度中間期	平成17年度中間期	平成16年度
業務純益(除く一般貸倒引当金繰入額)	**471,580**	**474,233**	**940,495**
一般貸倒引当金繰入額 ①	349,734	24,335	351,477
貸出金償却	△348,769	△16,804	△697,941
個別貸倒引当金繰入額	△403,866	△122,647	△474,155
貸出債権売却損等	△55,707	△14,746	△138,052
特定海外債権引当勘定繰入額	2,838	202	3,828
うち不良債権処理額 ②	△805,505	△153,994	△1,306,320
株式等売却益	60,005	34,137	113,059
株式等売却損	△434	△360	△4,206
株式等償却	△14,751	△8,833	△227,580
うち株式等損益	44,819	24,942	△118,727
臨時損益	△696,116	△138,790	△1,363,653
経常利益(△は経常損失)	**125,198**	**359,778**	**△71,680**
うち動産不動産処分損益	△3,991	665	△12,495
うち減損損失	／	△5,288	／
うち退職給付会計基準変更時差異償却	△8,000	—	△16,001
特別損益	△12,127	△4,662	△28,398
法人税、住民税及び事業税	△1,645	△5,081	△6,379
還付法人税等	7,405	—	8,184
法人税等調整額	△276	△51,267	△38,579
中間純利益(△は当期純損失)	**118,554**	**298,766**	**△136,854**
与信関係費用 ①+②	△455,771	△129,659	△954,843

III 資産・負債・資本勘定の状況

資産

銀行単体の総資産は、平成16年度末比2兆1,639億円増加して93兆2,937億円となりました。資産が増加したのは、金利動向を踏まえたオペレーションを行った結果、債券貸借取引支払保証金が同1兆5,974億円、コールローンが同2,339億円増加したこと及び海外での高格付先や個人・中小企業向けに住宅ローンやリスクテイク商品などを引き続き積極的に投入したことにより貸出金が同8,815億円増加したことが主な要因であります。

負債

負債は、平成16年度末比1兆7,454億円増加して90兆1,225億円となりました。負債が増加したのは、流動性預金の増加により預金が同5,925億円、効率的な資金調達のため売渡手形が同1兆2,171億円増加したことが主な要因であります。

資本勘定

資本勘定(純資産)は、平成16年度末比4,185億円増加して、3兆1,712億円となりました。資本勘定が増加したのは、中間純利益の計上及びその他有価証券評価差額金の増加が主な要因であります。

なお、期中に、資本金を超過する資本準備金のうち3,449億円を減少させ、その他資本剰余金に振り替えております。

□資産・負債・資本勘定

(金額単位 百万円)

	平成16年度中間期末	平成17年度中間期末	平成16年度末
資産	92,742,940	93,293,761	91,129,776
うち貸出金	50,723,607	50,949,158	50,067,586
うち有価証券	23,524,899	23,039,486	23,676,696
負債	89,986,163	90,122,526	88,377,041
うち預金	62,011,605	63,380,886	62,788,328
うち譲渡性預金	3,239,176	2,602,639	2,803,299
資本勘定	2,756,776	3,171,235	2,752,735

Ⅳ 有価証券の評価損益

平成17年度中間期末の有価証券の評価損益は、平成16年度末比2,511億円増加して9,612億円の評価益となりました。このうち、資本直入の対象となる「その他有価証券（含むその他の金銭の信託）」の評価損益は、同2,001億円増加して8,517億円の評価益となりました。

「その他有価証券」の評価益が増加しているのは、株式相場の上昇により株式の評価益が同2,780億円増加したことが主な要因であります。

■有価証券の評価損益

（金額単位　百万円）

	平成17年度中間期末				平成16年度末		
	評価損益	平成16年度末比	評価益	評価損	評価損益	評価益	評価損
満期保有目的	△7,434	△5,590	1,367	△8,801	△1,844	2,089	△3,933
子会社・関連会社株式	116,899	56,556	116,899	—	60,343	60,690	△347
その他有価証券	851,571	200,186	1,013,885	△162,314	651,385	750,143	△98,757
株式	945,387	278,061	980,079	△34,692	667,326	708,643	△41,317
債券	△80,253	△87,953	2,917	△83,171	7,700	27,343	△19,642
その他	△13,562	10,079	30,888	△44,450	△23,641	14,155	△37,797
その他の金銭の信託	209	5	209	—	204	300	△95
合計	961,246	251,158	1,132,362	△171,115	710,088	813,222	△103,133
株式	1,062,286	334,617	1,096,979	△34,692	727,669	769,333	△41,664
債券	△88,106	△93,466	3,866	△91,972	5,360	28,925	△23,565
その他	△12,933	10,008	31,517	△44,450	△22,941	14,963	△37,904

（注）1.「有価証券」のほか、「現金預け金」中の譲渡性預け金も含めております。
2. 株式のうち子会社・関連会社株式に該当しないものについては（中間）期末日前1カ月の平均時価に、それ以外は（中間）期末日の時価に基づいております。
3.「その他有価証券」及び「その他の金銭の信託」については、時価評価しておりますので、上記の表上は、（中間）貸借対照表価額と取得原価（又は償却原価）との差額を計上しております。
なお、平成17年度中間期末の「その他有価証券」の評価損益のうち、時価ヘッジの適用により費用に計上した額が557百万円、組込デリバティブを区別して測定することが出来ない複合金融商品について、当該複合金融商品全体の評価差額を費用に計上した額が400百万円ありますので、資本直入処理の対象となる額は、957百万円加算されます。また、平成16年度末の「その他有価証券」の評価損益のうち、時価ヘッジの適用により収益に計上した額が469百万円、組込デリバティブを区別して測定することが出来ない複合金融商品について、当該複合金融商品全体の評価差額を収益に計上した額が82百万円ありますので、資本直入処理の対象となる額は、551百万円控除されます。

(1) 繰延税金資産の計上額

繰延税金資産は、将来の税金負担額を軽減する効果を合理的に見積り資産計上したものですが、その計上に当たっては、「税効果会計に係る会計基準」(平成10年10月30日企業会計審議会)及びこれに関連する実務指針に則り、繰延税金資産の回収可能性の判断を行っております。また、「主要行の監査に対する監査人の厳正な対応について」(平成15年2月24日日本公認会計士協会)の趣旨も十分に踏まえて、引き続き財務の健全性の観点から、より一層の保守的な対応をしております。

平成17年度中間期末における銀行単体の繰延税金資産の計上額は、平成16年度末比1,737億円減少して1兆3,285億円となりました。計上額が減少したのは、税引前中間純利益の計上等により繰延税金資産を着実に回収したことに加え、堅調な株式相場によるその他有価証券の評価益の増加により対応する繰延税金負債が増加したことが主な要因であります。なお、保守的に資産計上しなかった繰延税金資産残高(評価性引当額)は、4,914億円であります。

(金額単位 億円)

		平成17年度中間期末	平成16年度末比	平成16年度中間期末比	<参考>一時差異等残高 平成17年度中間期末
①繰延税金資産合計 ②－③	1	17,322	△936	△1,341	
②繰延税金資産小計	2	22,236	△1,555	△687	54,529
貸倒引当金	3	2,333	△821	△714	5,742
貸出金償却	4	3,685	△1,936	△1,428	9,070
有価証券有税償却	5	4,445	△885	△217	10,941
退職給付引当金	6	717	△52	△82	1,764
減価償却限度超過額	7	68	+7	+1	167
その他有価証券評価差額金	8	—	—	—	—
税務上の繰越欠損金	9	10,561	+2,333	+1,938	25,795
その他	10	427	△201	△185	1,050
③評価性引当額	11	4,914	△619	+654	
④繰延税金負債	12	4,037	+801	+1,690	9,937
退職給付信託設定益	13	517	—	△13	1,272
その他有価証券評価差額金	14	3,465	+820	+1,696	8,528
その他	15	55	△19	+7	137
繰延税金資産の計上額 ①－④	16	13,285	△1,737	△3,031	
14行目の繰延税金負債相当額(注)	17	△3,465	△820	△1,696	△8,528
上記以外	18	16,750	△917	△1,335	41,256

実効税率	19	40.63%	—	—

(注) 繰延税金資産は、その他有価証券評価差額がネット評価差益の場合に計上される繰延税金負債と相殺表示されますが、繰延税金資産の回収可能性の判断に当たっては、この繰延税金負債と相殺される前の繰延税金資産残高が判断対象となります(「「その他有価証券」の評価差額及び「固定資産」の減損損失に係る税効果会計の適用における監査上の取扱い」(日本公認会計士協会監査委員会報告第70号))。

(2) 繰延税金資産の計上根拠

① 計上基準：実務指針の例示区分の４号但書を適用

（イ）当行には重要な税務上の繰越欠損金が存在しますが、これは、デフレ環境が持続する中で、財務の健全性を早期に向上させるべく、以下のバランスシート改善策を実施した結果発生したものであり、非経常的な特別の原因に起因したものであると判断されます。従って、実務指針(注1)5（1）の例示区分の４号但書に則り、将来の合理的な見積り可能期間（おおむね５年）内の課税所得見積額を限度として繰延税金資産を計上しております。

（a）不良債権処理

「金融機関等の経営の健全性確保のための関係法律の整備に関する法律」（平成８年６月）による「早期是正措置」の導入（平成10年度）により、自己査定に基づいて償却・引当を行う体制を整備しました。

その後、景気低迷の長期化、国内外の経済環境が不透明感を増す中で、資産劣化リスクへの対応力を高めるべく引当強化等の不良債権処理を積極的に実施しました。

また、平成14年10月に出された「金融再生プログラム」に基づき、平成16年度までに不良債権比率を半減すべく最終処理を加速させた結果、平成16年度中間期中に半減目標を前倒しで達成しました。これらの過程等で、不良債権有税処理残高(注2)が積み上がりましたが、無税化も順調に進んでおります（平成17年度中間期末の不良債権有税処理残高：約１兆4,800億円）。

（b）株式含み損処理

株価の大幅かつ継続的な下落を踏まえ、株価変動リスクの削減、平成13年度に導入決定された株式保有制限の早期達成に向け、保有株式の圧縮を促進しました。

平成14年度においては、保有株式の売切りによる約１兆1,000億円の簿価圧縮を実施するとともに、減損処理及び合併差益を活用した処理により、保有株式の含み損約１兆2,000億円を一挙的に処理した結果、平成14年度末時点で株式保有制限を前倒しで達成しました。

こうした施策の影響により、有価証券有税償却残高(注2)は一時的に高水準となりましたが（平成10年度末の約1,000億円→平成14年度末の約１兆5,000億円）、売却等により無税化も着実に進んでおります（平成17年度中間期末の有価証券有税償却残高：約１兆1,000億円）。

（ロ）上記等により、平成17年度中間期末時点の税務上の繰越欠損金(注2)は約２兆5,800億円となっておりますが、今後発生する課税所得によって、繰越期限までに確実に解消される見込みであります。なお、過去において、重要な税務上の繰越欠損金の繰越期限切れは発生しておりません。

（注1）「繰延税金資産の回収可能性の判断に関する監査上の取扱い」（日本公認会計士協会監査委員会報告第66号）
（注2）前ページ表中の「一時差異等残高」に対応する計数であります。

<参考１>実務指針の例示区分の４号の概要（（b）が４号但書）

（a）期末時点で重要な税務上の繰越欠損金がある会社等については、原則として翌期の課税所得見積額の範囲内で、かつ翌期の一時差異等のスケジューリングが出来る部分の繰延税金資産を回収可能性ありと判断する。
（b）但し、事業リストラ、法令等の改正などによる非経常的な特別の原因により繰越欠損金等が生じた場合には、将来の合理的な見積可能期間（おおむね５年）内の課税所得を限度として、かつ当該期間内の一時差異等のスケジューリングが出来る部分の繰延税金資産を回収可能性ありと判断する。

② 将来の課税所得見積り可能期間：５年

③ 今後５年間の調整前課税所得の見積り累計額

（金額単位　億円）

		今後５年間の見積り累計額
業務純益（一般貸倒引当金繰入前）	1	53,760
A 税引前当期純利益	2	31,810
B 申告調整額（除く平成17年度中間期末一時差異の解消額）	3	9,886
C 調整前課税所得（A＋B）	4	41,696
調整前課税所得に対応する繰延税金資産額	5	16,941

【基本的な考え方】

（1）有税残高等の一時差異の解消見込年度をスケジューリング
（2）今後５年間の調整前課税所得を保守的に見積り
　①公表済みの経営健全化計画（～平成20年度）を基礎とし、平成22年度中間期までの収益計画を合理的に見積る
　②上記計画計数に対し、将来予測の不確実性を勘案し、一定のストレス（減額調整）を付加
　③上記収益計画に対応する申告調整額を加算し、調整前課税所得を算出
（3）上記により回収可能と判断される額に実効税率を乗じた額を、繰延税金資産として計上

<参考２>過去５年間の法人税確定申告所得（繰越欠損金控除前）実績

（金額単位　億円）

	平成12年度	平成13年度	平成14年度	平成15年度	平成16年度	平成17年度中間期
確定申告所得（繰越欠損金控除前）	△1,760	2,419	△7,455	△14,378	3,172	△5,710

（注1）「確定申告所得（繰越欠損金控除前）」＝「各年度の調整前課税所得」－「各年度における一時差異の無税化額」
（注2）上記計数は、実務指針の例示区分の４号但書に規定する「非経常的な特別の原因」を含んでおりますが、これを除けば各期とも課税所得を計上しております。
（注3）平成17年度中間期は、中間期決算において算出した見積り計数であります。

三井住友銀行は、平成17年度を「中期経営計画」の初年度として、「確固たる収益水準の確保」を実現すべく取り組んでいます。

クレジットコストについては、平成16年度において「バランスシートのクリーンアップの総仕上げ」を果たし、平成17年度以降の巡航速度化を展望していますが、平成17年9月期のクレジットコストは、前年同期比3,261億円減少し、1,297億円となりました。

なお、金融再生法に基づく不良債権残高は1兆4,060億円、不良債権比率は2.5％となりました。今後も、不良債権処理の過程で蓄積したノウハウを、業務推進に積極的に活用し、企業再生・事業再編等、新たなビジネスへの取り組みを強化していきます。

Ⅰ．自己査定と償却・引当について

1．自己査定について

三井住友銀行は、金融庁の金融検査マニュアルおよび日本公認会計士協会の実務指針等を踏まえた自己査定基準に基づき、厳格な自己査定を行っています。この自己査定手続きは、与信先の債務履行の確実性を示す指標である債務者格付の下位格付決定プロセスとして位置付けており、自己査定の債務者区分と格付体系は整合させています。

資産の健全性を確保し、適正な償却・引当を行うための準備作業である自己査定は、保有する資産を個別に検討してその安全性・確実性を判定するものです。具体的には、各取引先の状況に応じて「正常先」「要注意先」「破綻懸念先」「実質破綻先」「破綻先」の5つの債務者区分に分け、さらに各取引先の担保・保証条件等を勘案して、債権回収の危険性または価値毀損の危険性の度合いに応じてⅠ～Ⅳの区分に分類しています。また、三井住友フィナンシャルグループ全体のリスク管理を強化する観点から、連結対象各社においても、原則として三井住友銀行と同様に自己査定を実施しています。

債務者区分定義

正常先	業況良好かつ財務内容に特段の問題がないと認められる債務者
要注意先	今後の管理に注意を要する債務者
破綻懸念先	今後、経営破綻に陥る可能性が大きいと認められる債務者
実質破綻先	法的・形式的な経営破綻の事実は発生していないものの実質的に経営破綻に陥っている債務者
破綻先	法的・形式的な経営破綻の事実が発生している債務者

分類定義

分類	定義
Ⅰ分類（非分類）	回収の危険性または価値の毀損の危険性に問題がない資産
Ⅱ分類	回収について通常の度合いを超える危険を含むと認められる債権等の資産
Ⅲ分類	最終的な回収可能性または価値について重大な懸念があり、損失の発生の可能性が高い資産
Ⅳ分類	回収不能または無価値と判定される資産

2．償却・引当について

償却とは、債権が回収不能となった場合、または債権が回収不能と見込まれる場合に、その債権について会計上損失処理を行うことです。償却には、回収不能額をバランスシートの資産項目から引き落とし損失処理を行う「直接償却」と回収不能見込額を資産の控除項目の貸倒引当金に計上することにより損失処理を行う「間接償却」があり、この間接償却のことを一般的に引当処理と言っています。

三井住友銀行は自己査定に基づいて決定された債務者区分ごとに償却・引当基準を定めており、その手続きの概要は下記のとおりとなっています。また、三井住友フィナンシャルグループ全体のリスク管理を強化する観点から、連結対象各社においても原則として三井住友銀行と同様な償却・引当基準を採用しています。

償却・引当基準

正常先	格付ごとに過去の倒産確率に基づき今後1年間の予想損失額を一般貸倒引当金（注1）に計上
要注意先	貸倒リスクに応じてグループ分け*を行い、グループごとに過去の倒産確率に基づき、将来の予想損失額を一般貸倒引当金（注1）に計上。また、大口要管理先を主体としてDCF法的手法も導入。 * グループ分けは、「要管理先債権」と「その他の要注意先債権」に区分し、後者をさらに財務内容や与信状況等を勘案して細分化。
破綻懸念先	個々の債務者ごとに分類されたⅢ分類（担保・保証等により回収が見込まれる部分以外）のうち必要額を算定し個別貸倒引当金（注2）を計上。なお、大口先で、かつ、合理的なキャッシュフローの見積りが可能な先を主体としてDCF法的手法も導入。
破綻先・実質破綻先	個々の債務者ごとに分類されたⅣ分類（回収不能または無価値と判定される部分）の全額を原則直接償却し、Ⅲ分類の全額について個別貸倒引当金（注2）を計上

（注1）一般貸倒引当金	貸金等債権を個別に特定せず、貸出債権一般に内在する回収不能リスクに対する引当を行うもの
（注2）個別貸倒引当金	その全部または一部につき回収の見込みがないと認められる債権（個別に評価する債権）に対する引当を行うもの

※ディスカウント・キャッシュフロー法的手法とは

三井住友銀行は要管理先・破綻懸念先の大口先を主体として、ディスカウント・キャッシュフロー(割引現在価値＝DCF)法的手法を採用しております。DCF法とは、債権の元本の回収および利息の受け取りにかかるキャッシュフローを合理的に見積もることができる債権について、「当該キャッシュフローを当初の約定利率、または取得当初の実効利子率で割り引いた金額」と「債権の帳簿価格」との差額を貸倒引当金とする方法のことを言いますが、このDCF法は、より個別性が高いという点において優れた手法である一方、その引当金額は、債務者の再建計画等に基づいた将来キャッシュフローの見積りのほか、割引率や倒産確率等、DCF法を採用するうえでの基礎数値に左右されることから、三井住友銀行では、その時点における最善の見積りを行うよう努めています。

Ⅱ. 不良債権処理額について

不良債権処理額はクレジットコストとも言いますが、これは引当処理の場合は貸倒引当金の追加繰入額、最終処理の場合は回収不能額から既引当済みの金額を差し引いたものになります。

平成17年9月期の不良債権処理額は下表のとおりとなっています。

■平成17年9月期の処理実績(三井住友銀行単体)

(単位：億円)

不良債権処理額	1,540
貸出金償却	168
個別貸倒引当金繰入額	1,227
貸出債権売却損等	147
特定海外債権引当勘定繰入額	△2
一般貸倒引当金繰入額	△243
合計(与信関係費用)	1,297
貸倒引当金残高	7,721
部分直接償却(直接減額)実施額	11,130

■平成17年9月期の処理実績(三井住友フィナンシャルグループ連結)

(単位：億円)

与信関係費用(連結損益計算書ベース)	1,765
貸倒引当金残高	10,372
部分直接償却(直接減額)実施額	13,676

■引当金残高

(単位：億円)

	三井住友銀行単体	三井住友フィナンシャルグループ連結
貸倒引当金　合計	7,721	10,372
一般貸倒引当金	3,932	5,974
個別貸倒引当金	3,752	4,361
特定海外債権引当勘定	37	37

平成17年度以降のクレジットコストの確実な“巡航速度化”を果たすべく、昨年度までに不良債権残高の圧縮を積極的に進めたほか、引当強化を図るなど将来的なリスクへの対応力も強化し、不良債権問題からの確実な脱却を図りました。その結果、三井住友銀行単体の不良債権処理額は前年同期比3,261億円減少し、1,297億円となりました。

Ⅲ．不良債権の開示とオフバランス化の進捗について

1．不良債権開示の概念について

不良債権とは、銀行が保有する貸出金等の債権のうち、元本または利息の回収に懸念があるものを指します。不良債権の開示にあたっては、銀行法に基づくもの（リスク管理債権）と金融機能の再生のための緊急措置に関する法律に基づくもの（金融再生法開示債権）があり、自己査定に基づいて決定された債務者区分にしたがって開示区分が決定されます。金融再生法の開示区分概要およびリスク管理債権と金融再生法開示債権の相違点は下表のようになっています。

開示債権の区分の概要	
破産更生債権及びこれらに準ずる債権	自己査定において破綻先および実質破綻先として区分された債務者に対する債権額のうち、回収不能または無価値と判定された部分（Ⅳ分類額）を直接償却した残額です。このうち、Ⅲ分類額については全額引当をしていますので、これを除いた部分は、担保・保証等により回収が可能な債権となります。
危険債権	自己査定において破綻懸念先として区分された債務者に対する債権額です。担保・保証等により回収が見込まれる部分以外をⅢ分類とし、個別に必要な金額について個別貸倒引当金を計上しています。
要管理債権	自己査定における要注意先債権の一部で、3カ月以上延滞の状態にあるか、もしくは貸出条件の緩和を行っている債権です。
正常債権	期末時点の貸出金、貸付有価証券、外国為替、未収利息、仮払金および支払承諾見返の合計額のうち、上記の「破産更生債権及びこれらに準ずる債権」「危険債権」および「要管理債権」に該当しない債権に相当します。

金融再生法に基づく開示債権とリスク管理債権の関係について

自己査定における債務者区分	金融再生法に基づく開示債権（貸出金）	金融再生法に基づく開示債権（その他の債権）	リスク管理債権（貸出金）	その他の債権
破綻先	破産更生債権及びこれらに準ずる債権		破綻先債権	©
実質破綻先	破産更生債権及びこれらに準ずる債権		延滞債権	©
破綻懸念先	危険債権		延滞債権	©
要注意先	要管理債権		3カ月以上延滞債権	
要注意先	要管理債権		貸出条件緩和債権	
正常先	（正常債権）			
	Ⓐ		－ Ⓑ	＝ ©

リスク管理債権は、貸出金以外の貸付有価証券、外国為替、未収利息、仮払金および支払承諾見返が開示対象に含まれないという点を除き、金融再生法に基づく開示債権と一致しています。なお、未収利息については、自己査定における債務者区分が「破綻先」「実質破綻先」「破綻懸念先」である場合、原則として「不計上」としていますので、金融再生法に基づく開示債権において開示される未収利息はありません。

2．不良債権開示額実績について

平成17年9月期の金融再生法開示債権とリスク管理債権は次頁のようになっています。平成17年度は、平成18年3月末の金融再生法に基づく開示債権残高1兆円強、不良債権比率2％強を最低限の目標として、さらなる削減に取り組んでいますが、その結果、三井住友銀行の平成17年9月末の不良債権残高は、1兆4,060億円となり、平成17年3月末比4,186億円の削減を行いました。

なお、不良債権比率は、平成17年3月末比0.8％減少し、2.5％となっています。

■金融再生法に基づく開示債権

（単位：億円）

	三井住友銀行単体	平成17年3月末比	三井住友フィナンシャルグループ連結
破産更生債権及びこれらに準ずる債権	3,017	△1,466	3,941
危険債権	7,238	△2,006	8,301
要管理債権	3,805	△714	6,221
小計	14,060	△4,186	18,463
正常債権	549,707	＋15,182	591,451
合計	563,767	＋10,996	609,914
部分直接償却（直接減額）実施額	11,130		13,676

■リスク管理債権

（単位：億円）

	三井住友銀行単体	平成17年3月末比	三井住友フィナンシャルグループ連結
破綻先債権	722	＋263	897
延滞債権	8,989	△3,392	10,847
3カ月以上延滞債権	513	＋244	538
貸出条件緩和債権	3,292	△957	5,603
合計	13,516	△3,842	17,885
部分直接償却（直接減額）実施額	10,916		13,169

■自己査定、開示および償却・引当との関係（三井住友銀行単体）

（単位：億円）

自己査定の債務者区分	金融再生法に基づく開示債権	自己査定における分類区分 非分類	II分類	III分類	IV分類	引当金残高		引当率
破綻先 実質破綻先	破産更生債権及びこれらに準ずる債権 3,017（①）	担保・保証等により回収可能部分 2,861（㋑）		全額引当 156	全額償却（注1）	個別貸倒引当金	213（注2）	100%（注3）
破綻懸念先	危険債権 7,238（②）	担保・保証等により回収可能部分 3,295（㋺）		必要額を引当 3,943		個別貸倒引当金	3,539（注2）	89.8%（注3）
要注意先	要管理債権 3,805（③） （要管理先債権）	要管理債権中の保全部分 1,583（㋩）				一般貸倒引当金	要管理債権に対する一般貸倒引当金1,187	52.6%（注3） 19.0%（注3）
	要注意先債権	要管理先債権以外の要注意先債権				一般貸倒引当金		4.7% [10.1%]（注4）
正常先	正常債権 549,707	正常先債権				一般貸倒引当金	3,932	0.2%（注4）
				特定海外債権引当勘定			37	

総計	不良債権比率（Ⓐ／④）	貸倒引当金 計	7,721	引当率（注5）（Ⓑ／Ⓓ）
563,767（④）	2.5%	Ⓑ個別貸倒引当金＋要管理債権に対する一般貸倒引当金	4,939	78.1%
Ⓐ＝①＋②＋③ 14,060	Ⓒ担保・保証等により回収可能部分（㋑＋㋺＋㋩） 7,739	Ⓓ左記以外（Ⓐ－Ⓒ）	6,321	
		保全率 （（Ⓑ＋Ⓒ）／Ⓐ）		90.2%

（注1） 部分直接償却（直接減額）11,130億円を含みます。

（注2） 金融再生法開示対象外のオンバランス・オフバランス資産に対する引当が一部含まれています。
（破綻先・実質破綻先57億円、破綻懸念先80億円）

（注3） 「破綻先」、「実質破綻先」、「破綻懸念先」、「要管理先債権」および「要注意先債権（要管理先債権を含む）」は、担保・保証等により回収可能部分の金額を除いた残額に対する引当率を示しています。

（注4） 「正常先債権」および「要管理先債権以外の要注意先債権」は、債権額に対する引当率を示しています。
ただし、「要管理先債権以外の要注意先債権」について、［ ］内に、担保・保証等により回収可能部分の金額を除いた残額に対する引当率を示しています。

（注5） 担保・保証等により回収可能部分の金額を除いた額に対する引当率を示しています。

3. オフバランス化の進捗状況について

不良債権のオフバランス化とは不良債権の最終処理とも言い、売却や直接償却等の手続きにより銀行のバランスシートから不良債権を落とすことを指します。

三井住友銀行では、平成17年9月期においても引き続きオフバランス化に注力し、6,623億円のオフバランス化を実施しました。

■オフバランス化の実績（三井住友銀行単体）

（単位：億円）

	平成16年3月末 ①	平成16年度		平成17年3月末 ②	平成17年度上期		平成17年9月末 ③
		新規発生額	オフバランス化額		新規発生額	オフバランス化額	
破産更生等債権	3,616	3,119	△2,252	4,483	387	△1,853	3,017
危険債権	12,027	12,589	△15,372	9,244	2,764	△4,770	7,238
合計	15,643	15,708	△17,624	13,727	3,151	△6,623	10,255

	増減（②−①）	増減（③−②）
破産更生等債権	867	△1,466
危険債権	△2,783	△2,006
合計	△1,916	△3,472

4. 開示債権の地域別構成と業種別構成について

■開示債権の地域別構成（三井住友銀行単体）

（単位：億円）

	金融再生法に基づく開示債権（除く正常債権）	（構成比）	リスク管理債権	（構成比）
国内	13,740	(97.7%)	13,249	(98.0%)
海外	320	(2.3%)	267	(2.0%)
アジア	123	(0.9%)	96	(0.7%)
インドネシア	50	(0.4%)	50	(0.4%)
香港	1	(0.0%)	1	(0.0%)
インド	2	(0.0%)	2	(0.0%)
中国	—	(—)	—	(—)
その他	70	(0.5%)	43	(0.3%)
北米	188	(1.3%)	162	(1.2%)
中南米	4	(0.0%)	4	(0.0%)
西欧	5	(0.1%)	5	(0.1%)
東欧	—	(—)	—	(—)
国内・海外　合計	14,060	(100.0%)	13,516	(100.0%)

（注）「国内」は国内店（特別国際金融取引勘定を除く）の合計です。「海外」は海外店（特別国際金融取引勘定を含む）の合計です。
債務者所在国を基準に集計しています。

■開示債権の業種別構成（三井住友銀行単体）

（単位：億円）

	金融再生法に基づく開示債権（除く正常債権）	（構成比）	リスク管理債権	（構成比）
国内	13,740	(100.0%)	13,249	(100.0%)
製造業	790	(5.7%)	754	(5.7%)
農業、林業、漁業及び鉱業	32	(0.2%)	32	(0.3%)
建設業	1,491	(10.9%)	1,193	(9.0%)
運輸、情報通信、公益事業	382	(2.8%)	356	(2.7%)
卸売・小売業	1,399	(10.2%)	1,368	(10.3%)
金融・保険業	452	(3.3%)	439	(3.3%)
不動産業	4,568	(33.2%)	4,518	(34.1%)
各種サービス業	3,584	(26.1%)	3,567	(26.9%)
地方公共団体	—	(—)	—	(—)
その他	1,042	(7.6%)	1,022	(7.7%)
海外	320		267	
政府等	1		1	
金融機関	—		—	
商工業	319		266	
その他	—		—	
国内・海外　合計	14,060		13,516	

（注）「国内」は国内店（特別国際金融取引勘定を除く）の合計です。「海外」は海外店（特別国際金融取引勘定を含む）の合計です。

財務データ

CONTENTS

三井住友フィナンシャルグループ（SMFG）

三井住友銀行（SMBC）

当社の中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結剰余金計算書及び中間連結キャッシュ・フロー計算書については、証券取引法第193条の2の規定に基づき、あずさ監査法人の監査証明を受けております。
以下の中間連結貸借対照表、中間連結損益計算書、中間連結剰余金計算書及び中間連結キャッシュ・フロー計算書は、上記の中間連結財務諸表に基づいて作成しております。

中間連結貸借対照表

（金額単位　百万円）

科目	平成16年度中間期末 平成16年9月30日現在	平成17年度中間期末 平成17年9月30日現在	平成16年度末 平成17年3月31日現在
（資産の部）			
現金預け金	5,846,400	5,076,696 ※8	4,989,814
コールローン及び買入手形	406,571	789,440	1,004,512
買現先勘定	125,306	138,675	124,856
債券貸借取引支払保証金	1,621,384	2,165,749	568,340
買入金銭債権	521,454	612,330	606,032
特定取引資産	3,274,740	3,627,610 ※8	3,769,073
金銭の信託	3,783	811	3,832
有価証券	24,073,122	23,579,596 ※1, 2, 8	24,233,701
貸出金	55,422,034	56,095,034 ※3, 4, 5, 6, 7, 8, 9	54,799,805
外国為替	964,066	892,413 ※7	895,586
その他資産	2,919,297	3,348,723 ※8, 10	3,110,454
動産不動産	946,685	807,079 ※8, 11, 12, 13	836,053
リース資産	991,190	1,005,761 ※12	1,007,015
繰延税金資産	1,743,246	1,414,656	1,598,158
再評価に係る繰延税金資産	75	—	—
連結調整勘定	17,544	9,408	13,381
支払承諾見返	3,399,727	3,707,061	3,444,799
貸倒引当金	△1,222,391	△1,037,217	△1,273,560
資産の部合計	**101,054,242**	**102,233,832**	**99,731,858**
（負債の部）			
預金	67,619,961	69,242,541 ※8	68,474,861
譲渡性預金	3,038,333	2,529,775	2,713,270
コールマネー及び売渡手形	4,823,293	6,137,278 ※8	4,971,462
売現先勘定	720,461	508,598 ※8	405,671
債券貸借取引受入担保金	4,602,167	3,651,048 ※8	3,868,001
コマーシャル・ペーパー	352,000	7,500	374,100
特定取引負債	1,780,073	1,786,166 ※8	2,110,473
借用金	2,213,432	2,087,187 ※8, 14	2,142,873
外国為替	533,545	433,654	478,482
短期社債	—	460,500	1,000
社債	4,480,668	4,329,026 ※15	4,339,497
信託勘定借	42,202	42,260	50,457
その他負債	3,250,878	2,817,197 ※8	2,363,786
賞与引当金	21,548	22,018	23,816
退職給付引当金	31,282	35,893	34,792
日本国際博覧会出展引当金	172	284	231
特別法上の引当金	1,093	1,092	1,093
繰延税金負債	46,821	47,422	45,259
再評価に係る繰延税金負債	58,100	50,466 ※11	90,994
支払承諾	3,399,727	3,707,061 ※8	3,444,799
負債の部合計	**97,015,765**	**97,896,973**	**95,934,927**
少数株主持分	**1,017,565**	**1,074,517**	**1,021,203**
（資本の部）			
資本金	1,247,650	1,352,651	1,352,651
資本剰余金	866,870	974,349	974,346
利益剰余金	612,438	697,905	329,963
土地再評価差額金	99,514	37,839 ※11	57,853
その他有価証券評価差額金	270,252	533,070	410,653
為替換算調整勘定	△73,509	△62,640	△79,883
自己株式	△2,303	△270,834	△269,857
資本の部合計	**3,020,911**	**3,262,340**	**2,775,728**
負債、少数株主持分及び資本の部合計	**101,054,242**	**102,233,832**	**99,731,858**

（注）記載金額は、百万円未満を切り捨てて表示しております。

中間連結損益計算書

（金額単位　百万円）

科目	平成16年度中間期 自 平成16年4月1日 至 平成16年9月30日	平成17年度中間期 自 平成17年4月1日 至 平成17年9月30日	平成16年度 自 平成16年4月1日 至 平成17年3月31日
経常収益	**1,778,173**	**1,757,879**	**3,580,796**
資金運用収益	752,495	769,316	1,521,728
（うち貸出金利息）	(567,082)	(588,151)	(1,145,653)
（うち有価証券利息配当金）	(121,740)	(120,932)	(256,396)
信託報酬	729	4,285	2,609
役務取引等収益	281,955	327,875	596,086
特定取引収益	30,927	12,448	144,587
その他業務収益	551,794	576,540	1,058,289
その他経常収益	160,271	67,412 ※1	257,495
経常費用	**1,664,072**	**1,294,111**	**3,611,089**
資金調達費用	156,704	215,601	350,385
（うち預金利息）	(52,872)	(114,236)	(131,498)
役務取引等費用	46,575	49,167	79,976
特定取引費用	605	189	199
その他業務費用	394,061	403,592	867,748
営業経費	423,612	421,626	852,715
その他経常費用	642,513	203,933 ※2	1,460,064
経常利益（△は経常損失）	**114,100**	**463,768**	**△30,293**
特別利益	**2,671**	**61,397** ※3	**9,074**
特別損失	**20,056**	**13,872** ※4, 5	**87,316**
税金等調整前中間純利益（△は税金等調整前当期純損失）	**96,715**	**511,293**	**△108,535**
法人税、住民税及び事業税	**17,079**	**32,367**	**30,638**
還付法人税等	**8,104**	**—**	**8,869**
法人税等調整額	**5,277**	**60,672**	**52,912**
少数株主利益	**29,090**	**25,925**	**50,983**
中間純利益（△は当期純損失）	**53,372**	**392,327**	**△234,201**

（注）記載金額は、百万円未満を切り捨てて表示しております。

中間連結剰余金計算書

（金額単位　百万円）

科目	平成16年度中間期 自 平成16年4月1日 至 平成16年9月30日	平成17年度中間期 自 平成17年4月1日 至 平成17年9月30日	平成16年度 自 平成16年4月1日 至 平成17年3月31日
（資本剰余金の部）			
資本剰余金期首残高	**865,282**	**974,346**	**865,282**
資本剰余金増加高	**1,588**	**2**	**109,064**
増資による新株の発行	—	—	105,001
自己株式処分差益	1,588	2	4,063
資本剰余金中間期末（期末）残高	**866,870**	**974,349**	**974,346**
（利益剰余金の部）			
利益剰余金期首残高	**611,189**	**329,963**	**611,189**
利益剰余金増加高	**55,122**	**412,337**	**3,863**
中間純利益	53,372	392,327	—
連結子会社の増加に伴う増加高	—	2	—
連結子会社の減少に伴う増加高	3	6	4
持分法適用会社の減少に伴う増加高	1,747	—	1,747
土地再評価差額金の取崩に伴う増加高	—	20,001	2,111
利益剰余金減少高	**53,873**	**44,396**	**285,088**
当期純損失	—	—	234,201
配当金	46,421	44,389	46,421
連結子会社の増加に伴う減少高	—	2	—
連結子会社の減少に伴う減少高	0	4	0
持分法適用会社の減少に伴う減少高	4,466	—	4,466
土地再評価差額金の取崩に伴う減少高	2,985	—	—
利益剰余金中間期末（期末）残高	**612,438**	**697,905**	**329,963**

（注）記載金額は、百万円未満を切り捨てて表示しております。

中間連結キャッシュ・フロー計算書

（金額単位　百万円）

区分	平成16年度中間期 自 平成16年4月1日 至 平成16年9月30日	平成17年度中間期 自 平成17年4月1日 至 平成17年9月30日	平成16年度 自 平成16年4月1日 至 平成17年3月31日
Ⅰ 営業活動によるキャッシュ・フロー			
税金等調整前中間純利益（△は税金等調整前当期純損失）	96,715	511,293	△108,535
動産不動産等減価償却費	41,082	40,218	84,120
リース資産減価償却費	168,782	166,592	340,777
減損損失	—	10,580	—
連結調整勘定償却額	4,280	3,469	10,017
持分法による投資損益（△）	△12,893	△14,081	△27,142
子会社株式売却損益及び子会社の増資に伴う持分変動損益（△）	—	△60,192	—
貸倒引当金の増加額	△200,035	△238,154	△140,104
賞与引当金の増加額	△855	△1,857	1,497
退職給付引当金の増加額	131,309	1,101	134,819
日本国際博覧会出展引当金の増加額	55	53	114
資金運用収益	△752,495	△769,316	△1,521,728
資金調達費用	156,704	215,601	350,385
有価証券関係損益（△）	△74,018	△64,257	102,784
金銭の信託の運用損益（△）	—	△13	△0
為替差損益（△）	△172,849	△62,513	△105,603
動産不動産処分損益（△）	8,716	△275	63,973
リース資産処分損益（△）	△1,143	△666	△3,345
特定取引資産の純増（△）減	37,897	163,674	△468,577
特定取引負債の純増減（△）	△98,289	△347,755	246,434
貸出金の純増（△）減	△18,373	△1,213,748	468,339
預金の純増減（△）	2,245,859	688,527	3,137,797
譲渡性預金の純増減（△）	△478,870	△186,912	△806,192
借用金（劣後特約付借入金を除く）の純増減（△）	△142,894	△13,469	△180,888
有利息預け金の純増（△）減	△683,001	55,542	△245,726
コールローン等の純増（△）減	△59,546	200,494	△743,218
債券貸借取引支払保証金の純増（△）減	△612,055	△1,597,409	440,987
コールマネー等の純増減（△）	△1,845,325	1,262,966	△2,013,905
コマーシャル・ペーパーの純増減（△）	69,300	△366,600	91,400
債券貸借取引受入担保金の純増減（△）	△1,344,179	△216,953	△2,078,345
外国為替（資産）の純増（△）減	△219,887	6,635	△151,254
外国為替（負債）の純増減（△）	△39,119	△45,233	△94,405
短期社債（負債）の純増減（△）	—	459,500	1,000
普通社債の発行・償還による純増減（△）	279,933	△269,880	130,498
信託勘定借の純増減（△）	6,169	△8,196	14,424
資金運用による収入	797,421	803,273	1,553,995
資金調達による支出	△158,410	△208,281	△336,234
取引約定未払金の純増減（△）	—	—	△1,020,879
その他	△332,096	129,264	△350,488
小計	△3,202,113	△966,978	△3,223,208
法人税等の支払額	△28,614	14,248	△56,914
営業活動によるキャッシュ・フロー	**△3,230,728**	**△952,729**	**△3,280,122**

（次ページに続く）

（中間連結キャッシュ・フロー計算書続き）

（金額単位　百万円）

区分	平成16年度中間期 自 平成16年4月1日 至 平成16年9月30日	平成17年度中間期 自 平成17年4月1日 至 平成17年9月30日	平成16年度 自 平成16年4月1日 至 平成17年3月31日
II 投資活動によるキャッシュ・フロー			
有価証券の取得による支出	△21,283,083	△29,777,298	△46,309,832
有価証券の売却による収入	16,679,189	24,077,266	36,134,383
有価証券の償還による収入	7,674,230	6,696,817	13,118,211
金銭の信託の増加による支出	—	△750	—
金銭の信託の減少による収入	0	3,789	0
動産不動産の取得による支出	△22,183	△13,389	△56,945
動産不動産の売却による収入	28,080	11,107	93,474
リース資産の取得による支出	△185,819	△192,899	△396,497
リース資産の売却による収入	18,991	28,661	43,702
子会社株式の一部売却による収入	—	54,937	—
連結範囲の変更を伴う子会社株式の取得による支出	△2,970	—	△2,970
投資活動によるキャッシュ・フロー	**2,906,435**	**888,242**	**2,623,525**
III 財務活動によるキャッシュ・フロー			
劣後特約付借入による収入	20,000	33,000	36,000
劣後特約付借入金の返済による支出	△22,240	△82,343	△72,212
劣後特約付社債・新株予約権付社債の発行による収入	237,275	408,038	440,237
劣後特約付社債・新株予約権付社債の償還による支出	△48,000	△162,800	△234,983
株式等の発行による収入	—	—	210,003
配当金支払額	△46,447	△44,355	△46,463
少数株主からの払込みによる収入	—	48,025	21,024
少数株主への配当金支払額	△26,171	△27,034	△39,457
自己株式の取得による支出	△502	△1,001	△269,012
自己株式の売却による収入	3,936	26	9,063
財務活動によるキャッシュ・フロー	**117,850**	**171,555**	**54,199**
IV 現金及び現金同等物に係る換算差額	**716**	**1,794**	**△378**
V 現金及び現金同等物の増加額（△は現金及び現金同等物の減少額）	**△205,726**	**108,861**	**△602,776**
VI 現金及び現金同等物の期首残高	**3,529,479**	**2,930,645**	**3,529,479**
VII 連結子会社の合併に伴う現金及び現金同等物の増加額	**3,941**	**—**	**3,941**
VIII 現金及び現金同等物の中間期末（期末）残高	**3,327,694**	**3,039,507** ※1	**2,930,645**

（注）記載金額は、百万円未満を切り捨てて表示しております。

中間連結財務諸表作成のための基本となる重要な事項(平成17年度中間期 自 平成17年4月1日 至 平成17年9月30日)

1. 連結の範囲に関する事項

(1) 連結子会社 166社

主要な会社名

株式会社三井住友銀行
株式会社みなと銀行
株式会社関西アーバン銀行
Sumitomo Mitsui Banking Corporation Europe Limited
Manufacturers Bank
三井住友銀リース株式会社
三井住友カード株式会社
SMBCキャピタル株式会社
SMBCファイナンスサービス株式会社
SMBCフレンド証券株式会社
株式会社日本総合研究所
SMBC Capital Markets, Inc.

NSキャピタル株式会社他8社は新規設立等により、当中間連結会計期間から連結子会社としております。

また、わかしおオフィスサービス株式会社他3社は清算等により子会社でなくなったため、当中間連結会計期間より連結子会社から除外しております。また、エスエムエルシー・ケンタウルス有限会社他5社は匿名組合方式による賃貸事業を行う営業者となったため、当中間連結会計期間より連結子会社から除外し、持分法非適用の非連結子会社としております。

(2) 非連結子会社

主要な会社名

SBCS Co., Ltd.

子会社エス・ビー・エル・マーキュリー有限会社他120社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、中間連結財務諸表規則第5条第1項ただし書第2号により、連結の範囲から除外しております。

また、その他の非連結子会社の総資産、経常収益、中間純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

2. 持分法の適用に関する事項

(1) 持分法適用の非連結子会社 3社

主要な会社名

SBCS Co., Ltd.

SBL Holdings Limitedは清算により子会社でなくなったため、当中間連結会計期間より持分法適用の非連結子会社から除外しております。

(2) 持分法適用の関連会社 56社

主要な会社名

プロミス株式会社
大和証券エスエムビーシー株式会社
エヌ・アイ・エフベンチャーズ株式会社
大和住銀投信投資顧問株式会社
三井住友アセットマネジメント株式会社
株式会社クオーク

エヌ・アイ・エフベンチャーズ株式会社他7社は株式取得により、当中間連結会計期間より持分法適用の関連会社としております。

また、P. T. Perjahl Leasing Indonesiaは株式売却により関連会社でなくなったため、当中間連結会計期間より持分法適用の関連会社から除外しております。

(3) 持分法非適用の非連結子会社

子会社エス・ビー・エル・マーキュリー有限会社他120社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、中間連結財務諸表規則第7条第1項ただし書第2号により、持分法非適用にしております。

(4) 持分法非適用の関連会社

主要な会社名

Daiwa SB Investments (USA) Ltd.

持分法非適用の非連結子会社、関連会社の中間純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

3. 連結子会社の中間決算日等に関する事項

(1) 連結子会社の中間決算日は次のとおりであります。

3月末日	5社
4月末日	1社
6月末日	68社
7月末日	3社
9月末日	89社

(2) 3月末日を中間決算日とする連結子会社は、9月末日現在、4月末日を中間決算日とする連結子会社については、7月末日現在で実施した仮決算に基づく財務諸表により、また、その他の連結子会社については、それぞれの中間決算日の財務諸表により連結しております。

なお、平成17年7月に設立された6月末日を中間決算日とする連結子会社については、9月末日現在で実施した仮決算に基づく財務諸表により連結しております。

中間連結決算日と上記の中間決算日等との間に生じた重要な取引については、必要な調整を行っております。

4. 会計処理基準に関する事項

(1) 特定取引資産・負債の評価基準及び収益・費用の計上基準

金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的(以下、「特定取引目的」という。)の取引については、取引の約定時点を基準とし、中間連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を中間連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。

特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については中間連結決算日等の時価により、スワップ・先物・オプション取引等の派生商品については中間連結決算日等において決済したものとみなした額により行っております。

また、特定取引収益及び特定取引費用の損益計上は、当中間連結会計期間中の受払利息等に、有価証券、金銭債権等については前連結会計年度末と当中間連結会計期間末における評価損益の増減額を、派生商品については前連結会計年度末と当中間連結会計期間末におけるみなし決済からの損益相当額の増減額を加えております。

(2) 有価証券の評価基準及び評価方法

①有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法(定額法)、持分法非適用の非連結子会社株式及び持分法非適用の関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については中間連結決算日前1カ月の市場価格の平均等、それ以外については中間連結決算日の市場価格等に基づく時価法(売却原価は主として移動平均法により算定)、時価のないものについては移動平均法による原価法又は償却原価法により行っております。

なお、その他有価証券の評価差額については、時価ヘッジの適用等により損益に反映させた額を除き、全部資本直入法により処理しております。

②金銭の信託において信託財産を構成している有価証券の評価は、上記(1)及び(2)①と同じ方法により行っております。

(3) デリバティブ取引の評価基準及び評価方法

デリバティブ取引(特定取引目的の取引を除く。)の評価は、時価法により行っております。

なお、一部の在外連結子会社においては、現地の会計基準に従って処理しております。

(4) 減価償却の方法

①動産不動産及びリース資産

当社及び連結子会社である三井住友銀行の動産不動産の減価償却は、定額法(ただし、動産については定率法)を採用し、年間減価償却費見積額を期間により按分し計上しております。なお、主な耐用年数は次のとおりであります。

建物　　7年～50年
動産　　2年～20年

その他の連結子会社の動産不動産については、資産の見積耐用年数に基づき、主として定額法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。

②ソフトウェア

自社利用のソフトウェアについては、当社及び国内連結子会社における利用可能期間(主として5年)に基づく定額法により償却しております。

(5) 貸倒引当金の計上基準

主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。

破産、特別清算等、法的に経営破綻の事実が発生している債務者(以下、「破綻先」という。)に係る債権及びそれと同等の状況にある債務者(以下、「実質破綻先」という。)に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者(以下、「破綻懸念先」という。)に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。

なお、連結子会社である三井住友銀行においては、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もることができる破綻懸念先に係る債権及び債権の全部又は一部が3カ月以上延滞債権又は貸出条件緩和債権に分類された今後の管理に注意を要する債務者に対する債権のうち、与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法(DCF法)を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。

上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。

すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部署が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。

その他の連結会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。

なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は1,367,602百万円であります。

(6) 賞与引当金の計上基準

賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当中間連結会計期間に帰属する額を計上しております。

(7) 退職給付引当金の計上基準

退職給付引当金は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、当中間連結会計期間末において発生していると認められる額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。

過去勤務債務：

その発生時の従業員の平均残存勤務期間内の一定の年数(主として10年)による定額法により損益処理

数理計算上の差異：

各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数(主として10年)による定額法により按分した額をそれぞれ発生の翌連結会計年度から損益処理

(8) 日本国際博覧会出展引当金の計上基準

「2005年日本国際博覧会」(愛知万博)への出展費用については、日本国際博覧会出展引当金を計上しております。

なお、この引当金は租税特別措置法第57条の2の準備金を含んでおります。

(9) 特別法上の引当金の計上基準

特別法上の引当金は、金融先物取引責任準備金18百万円及び証券取引責任準備金1,074百万円であり、次のとおり計上しております。

①金融先物取引責任準備金

金融先物取引等に関して生じた事故による損失の補てんに充てるため、金融先物取引法第81条及び同法施行規則第29条の規定に定めるところにより算出した額を計上しております。

②証券取引責任準備金

国内連結子会社は、証券事故による損失に備えるため、証券取引法第51条に定めるところにより算出した額を計上しております。

(10) 外貨建資産・負債の換算基準

連結子会社である三井住友銀行の外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として中間連結決算日の為替相場による円換算額を付しております。

また、その他の連結子会社の外貨建資産・負債については、それぞれの中間決算日等の為替相場により換算しております。

(11) リース取引の処理方法

当社及び国内連結子会社のリース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。

(12) リース取引等に関する収益及び費用の計上基準

①リース取引のリース料収入の計上方法

主に、リース期間に基づくリース契約上の収受すべき月当たりのリース料を基準として、その経過期間に対応するリース料を計上しております。

②割賦販売取引の売上高及び売上原価の計上方法

主に、割賦契約による支払期日を基準として当該経過期間に対応する割賦売上高及び割賦原価を計上しております。

(13) 重要なヘッジ会計の方法

・金利リスク・ヘッジ

連結子会社である三井住友銀行は、金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジ又は時価ヘッジを適用しております。

小口多数の金銭債権債務に対する包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。)に規定する繰延ヘッジを適用しております。

相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。

個別ヘッジについても、原則として繰延ヘッジを適用しておりますが、その他有価証券のうちALM目的で保有する債券の相場変動を相殺するヘッジ取引については、時価ヘッジを適用しております。

また、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第15号)を適用して実施しておりました多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、業種別監査委員会報告第24号の適用に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、平成15年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当中間連結会計期間末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は146,070百万円、繰延ヘッジ利益の総額は119,788百万円であります。

・為替変動リスク・ヘッジ

連結子会社である三井住友銀行は、異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引について、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第25号。以下、「業種別監査委員会報告第25号」という。)に基づく繰延ヘッジを適用しております。

これは、異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替変動リスクを減殺する目的で行う通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認することによりヘッジの有効性を評価するものであります。

また、外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券(債券以外)の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。

・連結会社間取引等

デリバティブ取引のうち連結会社間及び特定取引勘定とそれ以外の勘定との間(又は内部部門間)の内部取引については、ヘッジ手段として指定している金利スワップ取引及び通貨スワップ取引等に対して、業種別監査委員会報告第24号及び同第25号に基づき、恣意性を排除し厳格なヘッジ運営が可能と認められる対外カバー取引の基準に準拠した運営を行っているため、当該金利スワップ取引及び通貨スワップ取引等から生じる収益及び費用は消去せずに損益認識又は繰延処理を行っております。

なお、三井住友銀行以外の一部の連結子会社において、繰延ヘッジ会計又は「金利スワップの特例処理」を適用しております。また、国内リース連結子会社において、部分的に「リース業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第19号)に定められた処理を行っております。

(14) 消費税等の会計処理

当社及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。

(15) 税効果会計に関する事項

中間連結会計期間に係る納付税額及び法人税等調整額は、当社及び国内連結子会社の決算期において予定している利益処分方式による海外投資等損失準備金の積立て及び取崩しを前提として、当中間連結会計期間に係る金額を計算しております。

5. 中間連結キャッシュ・フロー計算書における資金の範囲

中間連結キャッシュ・フロー計算書における資金の範囲は、現金及び無利息預け金であります。

中間連結財務諸表作成のための基本となる重要な事項の変更 (平成17年度中間期 自 平成17年4月1日 至 平成17年9月30日)

(固定資産の減損に係る会計基準)

「固定資産の減損に係る会計基準」(「固定資産の減損に係る会計基準の設定に関する意見書」(企業会計審議会　平成14年8月9日))及び「固定資産の減損に係る会計基準の適用指針」(企業会計基準適用指針第6号　平成15年10月31日)を当中間連結会計期間から適用しております。これにより税金等調整前中間純利益は9,997百万円減少しております。

なお、銀行業においては、「銀行法施行規則」(昭和57年大蔵省令第10号)に基づき減価償却累計額を直接控除により表示しているため、減損損失累計額につきましては、各資産の金額から直接控除しております。

（中間連結貸借対照表関係）

※1. 有価証券には、非連結子会社及び関連会社の株式425,992百万円及び出資金1,475百万円を含んでおります。

※2. 無担保の消費貸借契約により貸し付けている有価証券が、「有価証券」中の国債に9,921百万円含まれております。
無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は（再）担保という方法で自由に処分できる権利を有する有価証券で、（再）担保に差し入れている有価証券は2,002,583百万円、当中間連結会計期間末に当該処分をせずに所有しているものは217,437百万円であります。

※3. 貸出金のうち、破綻先債権額は89,680百万円、延滞債権額は1,084,678百万円であります。
なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立又は弁済の見込みがないものとして未収利息を計上しなかった貸出金（貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。）のうち、法人税法施行令（昭和40年政令第97号）第96条第1項第3号のイからホまでに掲げる事由又は同項第4号に規定する事由が生じている貸出金であります。
また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。

※4. 貸出金のうち、3カ月以上延滞債権額は53,845百万円であります。
なお、3カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から3月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。

※5. 貸出金のうち、貸出条件緩和債権額は560,295百万円であります。
なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。

※6. 破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は1,788,499百万円であります。
なお、上記3.から6.に掲げた債権額は、貸倒引当金控除前の金額であります。

※7. 手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号）に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は（再）担保という方法で自由に処分できる権利を有しておりますが、その額面金額は863,193百万円であります。このうち手形の再割引により引き渡した銀行引受手形、商業手形、荷付為替手形及び買入外国為替の額面金額は881百万円であります。

※8. 担保に供している資産は次のとおりであります。

担保に供している資産	
現金預け金	85,183百万円
特定取引資産	326,547百万円
有価証券	8,202,692百万円
貸出金	1,707,149百万円
その他資産（延払資産等）	1,206百万円
担保資産に対応する債務	
預金	13,599百万円
コールマネー及び売渡手形	5,279,499百万円
売現先勘定	498,622百万円
債券貸借取引受入担保金	3,443,828百万円
特定取引負債	190,640百万円
借用金	14,675百万円
その他負債	20,808百万円
支払承諾	151,927百万円

上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金5,919百万円、特定取引資産495,451百万円及び有価証券4,107,162百万円を差し入れております。
また、動産不動産のうち保証金権利金は98,602百万円、その他資産のうち先物取引差入証拠金は8,099百万円であります。

※9. 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、37,859,678百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが33,042,642百万円あります。
なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。

※10. 繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ損失として「その他資産」に含めて計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は465,676百万円、繰延ヘッジ利益の総額は351,915百万円であります。

※11. 連結子会社である三井住友銀行は、土地の再評価に関する法律（平成10年3月31日公布法律第34号）及び土地の再評価に関する法律の一部を改正する法律（平成13年3月31日公布法律第19号）に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。
また、その他の一部の連結子会社も、同法律に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。

再評価を行った年月日
連結子会社である三井住友銀行
平成10年3月31日及び平成14年3月31日
その他の一部の連結子会社
平成11年3月31日、平成14年3月31日
同法律第3条第3項に定める再評価の方法
連結子会社である三井住友銀行
土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第3号に定める固定資産税評価額、同条第4号に定める路線価及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。
その他の一部の連結子会社
土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第3号に定める固定資産税評価額及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。

※12. 動産不動産の減価償却累計額は537,597百万円、リース資産の減価償却累計額は1,553,475百万円であります。
※13. 動産不動産の圧縮記帳額　66,094百万円
(当中間連結会計期間圧縮記帳額　ー百万円)
※14. 借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金685,500百万円が含まれております。
※15. 社債には、劣後特約付社債2,125,016百万円が含まれております。

(中間連結損益計算書関係)

※1. その他経常収益には、株式等売却益46,383百万円を含んでおります。
※2. その他経常費用には、貸倒引当金繰入額104,118百万円、貸出金償却42,681百万円及び延滞債権等を売却したことによる損失29,725百万円を含んでおります。
※3. 特別利益には、子会社株式の売却及び当該子会社の増資に伴う持分変動による利益57,509百万円並びに店舗の統廃合等に伴う動産不動産処分益3,514百万円を含んでおります。
※4. 特別損失には、減損損失10,580百万円及び店舗の統廃合等に伴う動産不動産処分損3,239百万円を含んでおります。
※5. 当中間連結会計期間において、以下の資産について、回収可能価額と帳簿価額との差額を減損損失として特別損失に計上しております。

(金額単位　百万円)

地域	主な用途	種類	減損損失額
首都圏	遊休資産41物件	土地、建物等	4,388
近畿圏	営業用店舗12カ店	土地、建物等	3,985
	遊休資産23物件		1,966
その他	遊休資産13物件	土地、建物等	240

連結子会社である三井住友銀行は、継続的な収支の管理・把握を実施している各営業拠点(物理的に同一の資産を共有する拠点)をグルーピングの最小単位としております。本店、研修所、事務・システムの集中センター、福利厚生施設等の独立したキャッシュ・フローを生み出さない資産は共用資産としております。また、遊休資産については、物件ごとにグルーピングの単位としております。また、その他の連結会社については、各営業拠点をグルーピングの最小単位とする等の方法でグルーピングを行っております。
当中間連結会計期間は、三井住友銀行では遊休資産について、また、その他の連結子会社については、営業用店舗、遊休資産等について、投資額の回収が見込まれない場合に、帳簿価額を回収可能額まで減額し、当該減少額を減損損失として特別損失に計上しております。
回収可能価額は、一部の営業用店舗等については使用価値で算出しており、その際に用いた割引率は5～6%であります。また、その他の資産については、正味売却価額により算出しております。正味売却価額は、不動産鑑定評価基準に準拠した評価額から処分費用見込額を控除する等により算出しております。

(中間連結キャッシュ・フロー計算書関係)

※1. 現金及び現金同等物の中間期末残高と中間連結貸借対照表に掲記されている科目の金額との関係

(金額単位　百万円)

	平成17年9月30日現在
現金預け金勘定	5,076,696
有利息預け金	△2,037,189
現金及び現金同等物	3,039,507

(リース取引関係)

1. リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) 借手側

・リース物件の取得価額相当額、減価償却累計額相当額及び中間連結会計期間末残高相当額

(金額単位　百万円)

	動産	その他	合計
取得価額相当額	4,974	312	5,287
減価償却累計額相当額	2,462	165	2,627
中間連結会計期間末残高相当額	2,512	146	2,659

・未経過リース料中間連結会計期間末残高相当額

(金額単位　百万円)

1年内	1年超	合計
936	1,812	2,749

・支払リース料、減価償却費相当額及び支払利息相当額
支払リース料　587百万円
減価償却費相当額　526百万円
支払利息相当額　59百万円

・減価償却費相当額の算定方法
リース期間を耐用年数とし、残存価額を零とする定額法によっております。

・利息相当額の算定方法
リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各中間連結会計期間への配分方法については、利息法によっております。

(2) 貸手側

・リース資産に含まれているリース物件の取得価額、減価償却累計額及び中間連結会計期間末残高

(金額単位　百万円)

	動産	その他	合計
取得価額	1,861,808	649,657	2,511,465
減価償却累計額	1,176,193	365,318	1,541,512
中間連結会計期間末残高	685,614	284,338	969,953

・未経過リース料中間連結会計期間末残高相当額

(金額単位　百万円)

1年内	1年超	合計
308,553	673,573	982,126

・受取リース料、減価償却費及び受取利息相当額
受取リース料　207,237百万円
減価償却費　162,262百万円
受取利息相当額　30,002百万円

・利息相当額の算定方法
リース料総額と見積残存価額との合計額から、これに対応するリース物件の取得価額を控除した金額を利息相当額とし、各中間連結会計期間への配分方法については、利息法によっております。

2. オペレーティング・リース取引

(1) 借手側

・未経過リース料

(金額単位　百万円)

1年内	1年超	合計
17,752	74,436	92,188

(2) 貸手側

・未経過リース料

(金額単位　百万円)

1年内	1年超	合計
9,259	21,100	30,359

なお、上記1.、2.に記載した貸手側の未経過リース料のうち67,727百万円を借用金等の担保に提供しております。

(1株当たり情報)

(金額単位　円)

1株当たり純資産額	261,250.37
1株当たり中間純利益	57,635.50
潜在株式調整後1株当たり中間純利益	44,223.65

(注) 1株当たり中間純利益及び潜在株式調整後1株当たり中間純利益の算定上の基礎は、次のとおりであります。

1株当たり中間純利益	
中間純利益	392,327百万円
普通株主に帰属しない金額	—百万円
(うち優先配当額)	—百万円
普通株式に係る中間純利益	392,327百万円
普通株式の中間期中平均株式数	6,807千株
潜在株式調整後1株当たり中間純利益	
中間純利益調整額	△2百万円
(うち優先配当額)	—百万円
(うち連結子会社及び持分法適用関連会社発行の新株予約権)	△2百万円
普通株式増加数	2,064千株
(うち優先株式)	2,064千株
(うち新株予約権)	0千株
希薄化効果を有しないため、潜在株式調整後1株当たり中間純利益の算定に含めなかった潜在株式の概要	—

有価証券関係

有価証券の範囲等

※1. 中間連結貸借対照表の「有価証券」のほか、「特定取引資産」中の商品有価証券、コマーシャル・ペーパー及び短期社債、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中のコマーシャル・ペーパー及び売掛債権等の信託受益権も含めて記載しております。

※2.「子会社株式及び関連会社株式で時価のあるもの」については、中間財務諸表における注記事項として記載しております。

(1) 売買目的有価証券

(金額単位　百万円)

	平成17年9月末	
	中間連結貸借対照表計上額	当中間連結会計期間の損益に含まれた評価差額
売買目的有価証券	1,589,914	△1,296

(2) 満期保有目的の債券で時価のあるもの

(金額単位　百万円)

	平成17年9月末				
	中間連結貸借対照表計上額	時価	差額	うち益	うち損
国債	659,835	653,970	△5,865	948	6,813
地方債	58,545	57,397	△1,148	—	1,148
社債	69,747	68,907	△840	—	840
その他	27,678	28,120	441	441	—
合計	815,806	808,394	△7,411	1,390	8,802

(注) 1. 時価は、当中間連結会計期間末日における市場価格等に基づいております。
2.「うち益」「うち損」はそれぞれ「差額」の内訳であります。

(3) その他有価証券で時価のあるもの

(金額単位　百万円)

	平成17年9月末				
	取得原価	中間連結貸借対照表計上額	評価差額	うち益	うち損
株式	1,904,528	2,897,259	992,730	1,031,519	38,788
債券	12,400,547	12,317,414	△83,132	4,822	87,955
国債	10,723,139	10,649,794	△73,345	1,207	74,552
地方債	540,423	534,633	△5,790	939	6,729
社債	1,136,983	1,132,986	△3,997	2,676	6,673
その他	3,878,943	3,866,998	△11,944	34,002	45,947
合計	18,184,018	19,081,672	897,653	1,070,345	172,691

(注) 1. 評価差額のうち、時価ヘッジの適用により損益に反映させた額は557百万円(費用)、組込デリバティブを区別して測定することが出来ない複合金融商品について、当該複合金融商品全体の評価差額を損益に反映させた額は400百万円(費用)であります。
2. 中間連結貸借対照表計上額は、株式については主として当中間連結会計期間末前1カ月の市場価格の平均に基づいて算定された額により、また、それ以外については、当中間連結会計期間末日における市場価格等に基づく時価により、それぞれ計上したものであります。
3.「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
4. その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって中間連結貸借対照表価額とし、評価差額を当中間連結会計期間の損失として処理(以下、「減損処理」という。)しております。当中間連結会計期間におけるこの減損処理額は212百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

(4) 当中間連結会計期間中に売却した満期保有目的の債券

該当ありません。

(5) 当中間連結会計期間中に売却したその他有価証券

(金額単位　百万円)

	平成17年度中間期		
	売却額	売却益の合計額	売却損の合計額
その他有価証券	24,077,266	88,639	13,991

(6) 時価のない有価証券の主な内容及び中間連結貸借対照表計上額

(金額単位　百万円)

	平成17年9月末
満期保有目的の債券	
非上場外国証券	2,531
その他	5,271
その他有価証券	
非上場株式(店頭売買株式を除く)	417,028
非上場債券	2,264,800
非上場外国証券	425,527
その他	267,941

(7) 保有目的を変更した有価証券

該当ありません。

(8) その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額

(金額単位　百万円)

	平成17年9月末			
	1年以内	1年超5年以内	5年超10年以内	10年超
債券	2,338,479	7,357,651	2,618,161	3,056,053
国債	1,968,207	4,729,637	1,621,591	2,990,192
地方債	26,564	277,662	288,476	475
社債	343,707	2,350,350	708,093	65,385
その他	453,001	2,087,818	565,488	802,079
合計	2,791,480	9,445,469	3,183,649	3,858,132

金銭の信託関係

(1) 運用目的の金銭の信託

該当ありません。

(2) 満期保有目的の金銭の信託

該当ありません。

(3) その他の金銭の信託（運用目的及び満期保有目的以外の金銭の信託）

（金額単位　百万円）

	平成17年9月末				
	取得原価	中間連結貸借対照表計上額	評価差額		
				うち益	うち損
その他の金銭の信託	602	811	209	209	—

（注）1. 中間連結貸借対照表計上額は、当中間連結会計期間末日における市場価格等に基づく時価により計上したものであります。
2.「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

その他有価証券評価差額金

中間連結貸借対照表に計上されている「その他有価証券評価差額金」の内訳は、次のとおりであります。

（金額単位　百万円）

	平成17年9月末
評価差額	898,836
その他有価証券	898,626
その他の金銭の信託	209
（△）繰延税金負債	364,380
その他有価証券評価差額金（持分相当額調整前）	534,455
（△）少数株主持分相当額	10,029
（＋）持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	8,645
その他有価証券評価差額金	533,070

（注）1. その他有価証券の評価差額のうち、時価ヘッジの適用により損益に反映させた額は557百万円（費用）、組込デリバティブを区別して測定することが出来ない複合金融商品について、当該複合金融商品全体の評価差額を損益に反映させた額は400百万円（費用）であります。
2. その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額（損益処理分を除く）を含んでおります。

デリバティブ取引関係

(1) 金利関連取引

(金額単位　百万円)

区分	種類	平成17年9月末		
		契約額等	時価	評価損益
取引所	金利先物	116,138,624	△6,184	△6,184
	金利オプション	1,082,176	20	20
店頭	金利先渡契約	6,215,118	111	111
	金利スワップ	411,106,356	151,231	151,231
	金利スワップション	5,201,157	17,173	17,173
	キャップ	24,906,956	△4,840	△4,840
	フロアー	726,587	650	650
	その他	930,361	5,305	5,305
合計			163,467	163,467

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している金利関連取引は、上記記載から除いております。なお、この未実現損益は△243百万円(損失)であります。

(2) 通貨関連取引

(金額単位　百万円)

区分	種類	平成17年9月末		
		契約額等	時価	評価損益
店頭	通貨スワップ	19,821,747	158,980	110,433
	通貨スワップション	2,271,416	13,409	13,409
	為替予約	45,519,103	△64,545	△64,545
	通貨オプション	5,989,932	△20,629	△20,629
	その他	—	—	—
合計			87,214	38,668

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の中間連結貸借対照表表示に反映されているもの又は当該外貨建金銭債権債務等が連結手続上消去されたものについては、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している通貨関連取引は、上記記載から除いております。なお、この未実現損益は△347百万円(損失)であります。

(3) 株式関連取引

(金額単位　百万円)

区分	種類	平成17年9月末		
		契約額等	時価	評価損益
取引所	株式指数先物	148,101	23	23
	株式指数オプション	1,370	2	2
店頭	有価証券店頭オプション	37,365	152	152
	有価証券店頭指数等スワップ	—	—	—
合計			178	178

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(4) 債券関連取引

(金額単位　百万円)

区分	種類	平成17年9月末		
		契約額等	時価	評価損益
取引所	債券先物	1,141,471	△4,279	△4,279
	債券先物オプション	51,012	40	40
店頭	債券先渡契約	269,191	1,393	1,393
	債券店頭オプション	1,131,734	3,265	3,265
合計			420	420

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(5) 商品関連取引

(金額単位　百万円)

区分	種類	平成17年9月末		
		契約額等	時価	評価損益
店頭	商品スワップ	356,081	12,781	12,781
	商品オプション	10,240	△117	△117
合計			12,664	12,664

(注) 1. 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 商品は燃料及び金属に係るものであります。

(6) クレジットデリバティブ取引

(金額単位　百万円)

区分	種類	平成17年9月末		
		契約額等	時価	評価損益
店頭	クレジット・デフォルト・オプション	192,332	871	871
	その他	1,944	△4	△4
合計			866	866

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(1) 事業の種類別セグメント情報

(金額単位　百万円)

	平成17年度中間期					
	銀行業	リース業	その他事業	計	消去又は全社	連結
経常収益 (1) 外部顧客に対する経常収益 (2) セグメント間の内部経常収益	 1,183,343 20,798	 367,078 9,443	 207,456 97,699	 1,757,879 127,940	 — (127,940)	 1,757,879 —
計	1,204,141	376,522	305,155	1,885,819	(127,940)	1,757,879
経常費用	824,108	355,085	228,575	1,407,770	(113,658)	1,294,111
経常利益	380,033	21,436	76,579	478,049	(14,281)	463,768

(注) 1. 事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。
2. 各事業の主な内容
(1) 銀行業……………………銀行業
(2) リース業…………………リース業
(3) その他事業……………証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

(2) 所在地別セグメント情報

(金額単位　百万円)

	平成17年度中間期						
	日本	米州	欧州	アジア・オセアニア	計	消去又は全社	連結
経常収益 (1) 外部顧客に対する経常収益 (2) セグメント間の内部経常収益	 1,579,894 29,904	 77,007 20,784	 46,224 1,724	 54,752 16,207	 1,757,879 68,621	 — (68,621)	 1,757,879 —
計	1,609,798	97,792	47,949	70,960	1,826,501	(68,621)	1,757,879
経常費用	1,208,124	68,063	40,756	38,992	1,355,936	(61,825)	1,294,111
経常利益	401,674	29,728	7,192	31,968	470,564	(6,795)	463,768

(注) 1. 当社及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。
2. 「米州」にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、「欧州」には英国、ドイツ連邦共和国、フランス共和国等が、「アジア・オセアニア」には香港、シンガポール共和国、オーストラリア等が属しております。

(3) 海外経常収益

(金額単位　百万円)

	平成17年度中間期
海外経常収益	177,984
連結経常収益	1,757,879
海外経常収益の連結経常収益に占める割合	10.1%

(注) 1. 一般企業の海外売上高に代えて、海外経常収益を記載しております。
2. 海外経常収益は、国内銀行連結子会社の海外店取引、並びに海外連結子会社の取引に係る経常収益(ただし、連結会社間の内部経常収益を除く。)で、こうした膨大な取引を相手先別に区分していないため、国又は地域毎のセグメント情報は記載しておりません。

当社の中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書については、証券取引法第193条の2の規定に基づき、あずさ監査法人の監査証明を受けております。
以下の中間貸借対照表及び中間損益計算書は、上記の中間財務諸表に基づいて作成しております。

中間貸借対照表

（金額単位　百万円）

科目	平成16年度中間期末 平成16年9月30日現在	平成17年度中間期末 平成17年9月30日現在	平成16年度末 平成17年3月31日現在
（資産の部）			
流動資産			
現金及び預金	27,259	54,252	44,021
1年以内回収予定関係会社長期貸付金	40,000	—	40,000
その他	40,931	10,923	50,968
流動資産合計	108,191	65,176	134,989
固定資産			
有形固定資産	3	2 ※1	2
無形固定資産	48	34	41
投資その他の資産	3,449,803	3,587,489	3,659,472
関係会社株式	3,446,462	3,586,045	3,656,465
その他	3,340	1,443	3,007
固定資産合計	3,449,854	3,587,526	3,659,517
繰延資産	**754**	**452**	**603**
資産合計	**3,558,800**	**3,653,155**	**3,795,110**
（負債の部）			
流動負債			
短期借入金	230,000	340,000	475,000
賞与引当金	54	61	66
その他	706	407	428
流動負債合計	230,761	340,469	475,494
負債合計	**230,761**	**340,469**	**475,494**
（資本の部）			
資本金	**1,247,650**	**1,352,651**	**1,352,651**
資本剰余金			
資本準備金	1,247,762	1,352,764	1,352,764
その他資本剰余金	499,524	499,532	499,529
資本剰余金合計	1,747,286	1,852,296	1,852,293
利益剰余金			
任意積立金	30,420	30,420	30,420
中間（当期）未処分利益	304,073	348,152	354,107
利益剰余金合計	334,493	378,572	384,527
自己株式	**△1,390**	**△270,834**	**△269,857**
資本合計	**3,328,039**	**3,312,686**	**3,319,615**
負債資本合計	**3,558,800**	**3,653,155**	**3,795,110**

（注）記載金額は、百万円未満を切り捨てて表示しております。

中間損益計算書

（金額単位　百万円）

科目	平成16年度中間期 自 平成16年4月1日 至 平成16年9月30日	平成17年度中間期 自 平成17年4月1日 至 平成17年9月30日	平成16年度 自 平成16年4月1日 至 平成17年3月31日
営業収益	**205,265**	**16,206**	**258,866**
関係会社受取配当金	201,285	12,039	251,735
関係会社受入手数料	3,558	4,155	6,289
関係会社貸付金利息	420	11	841
営業費用	**1,312**	**1,737**	**2,644**
販売費及び一般管理費	1,312	1,737 ※1	2,644
営業利益	**203,953**	**14,468**	**256,222**
営業外収益	**113**	**66**	**134**
営業外費用	**947**	**2,111** ※2	**2,908**
経常利益	**203,119**	**12,424**	**253,448**
特別利益	**—**	**27,579** ※3	**—**
税引前中間（当期）純利益	**203,119**	**40,004**	**253,448**
法人税、住民税及び事業税	**1**	**1**	**3**
還付法人税等	**329**	**—**	**329**
法人税等調整額	**1,252**	**1,567**	**1,545**
中間（当期）純利益	**202,194**	**38,435**	**252,228**
前期繰越利益	**101,878**	**309,717**	**101,878**
中間（当期）未処分利益	**304,073**	**348,152**	**354,107**

（注）記載金額は、百万円未満を切り捨てて表示しております。

中間財務諸表作成のための基本となる重要な事項（平成17年度中間期 自 平成17年4月1日 至 平成17年9月30日）

1. 有価証券の評価基準及び評価方法

（1）子会社株式及び関連会社株式
移動平均法による原価法により行っております。

（2）その他有価証券
時価のないものについては、移動平均法による原価法により行っております。

2. 固定資産の減価償却の方法

（1）有形固定資産
定率法（ただし、建物については定額法）を採用しております。

（2）無形固定資産
自社利用のソフトウェアについては、社内における利用可能期間（5年）に基づく定額法により償却しております。

3. 引当金の計上基準

賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当中間会計期間に帰属する額を計上しております。

4. リース取引の処理方法

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。

5. 消費税等の会計処理

消費税及び地方消費税の会計処理は、税抜方式によっております。

中間財務諸表作成のための基本となる重要な事項の変更（平成17年度中間期 自 平成17年4月1日 至 平成17年9月30日）

（固定資産の減損に係る会計基準）

「固定資産の減損に係る会計基準」（「固定資産の減損に係る会計基準の設定に関する意見書」（企業会計審議会 平成14年8月9日））及び「固定資産の減損に係る会計基準の適用指針」（企業会計基準適用指針第6号 平成15年10月31日）を当中間会計期間から適用しております。この変更による当中間会計期間の損益に与える影響はありません。

注記事項（平成17年度中間期 自 平成17年4月1日 至 平成17年9月30日）

（中間貸借対照表関係）

※1. 有形固定資産の減価償却累計額 1百万円

※2. 偶発債務
株式会社三井住友銀行デュッセルドルフ支店の対顧預金払い戻しに関し、ドイツ銀行協会預金保険基金に対して46,753百万円の保証を行っております。

（中間損益計算書関係）

※1.	減価償却実施額	
	有形固定資産	0百万円
	無形固定資産	6百万円
※2.	営業外費用のうち主要なもの	
	支払手数料	1,038百万円
	支払利息	811百万円
	創立費償却	150百万円
※3.	特別利益のうち主要なもの	
	関係会社株式売却益	27,579百万円

（リース取引関係）

記載対象の取引はありません。

（有価証券関係）

子会社株式及び関連会社株式で時価のあるものはありません。

■国内・海外別収支

（金額単位　百万円）

区分	平成16年度中間期				平成17年度中間期			
	国内	海外	消去又は全社(△)	合計	国内	海外	消去又は全社(△)	合計
資金運用収益	668,794	104,023	△20,323	752,495	631,258	154,401	△16,344	769,316
資金調達費用	124,791	47,536	△15,625	156,702	137,623	90,309	△12,333	215,600
資金運用収支	544,003	56,487	△4,697	595,792	493,635	64,092	△4,011	553,716
信託報酬	729	—	—	729	4,285	—	—	4,285
役務取引等収益	262,498	19,534	△77	281,955	304,609	24,148	△882	327,875
役務取引等費用	44,441	2,228	△93	46,575	46,736	2,603	△173	49,167
役務取引等収支	218,057	17,306	16	235,379	257,872	21,544	△709	278,707
特定取引収益	27,282	7,739	△4,094	30,927	11,742	4,053	△3,346	12,448
特定取引費用	2,112	2,587	△4,094	605	—	3,536	△3,346	189
特定取引収支	25,170	5,151	—	30,322	11,742	516	—	12,259
その他業務収益	544,292	8,048	△546	551,794	571,179	7,423	△2,061	576,540
その他業務費用	392,639	1,867	△444	394,061	396,799	7,008	△215	403,592
その他業務収支	151,652	6,181	△101	157,732	174,379	415	△1,846	172,948

（注）1.「国内」とは当社、国内銀行連結子会社（海外店を除く）及びその他の国内連結子会社であり、「海外」とは国内銀行連結子会社の海外店及び海外連結子会社であります。
2. 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託運用見合費用（平成16年度中間期1百万円、平成17年度中間期0百万円）を資金調達費用から控除して表示しております。
3.「国内」「海外」間の内部取引は、「消去又は全社（△）」欄に表示しております。

■資金運用・調達勘定平均残高、利息、利回り

（金額単位　百万円）

国内	平成16年度中間期			平成17年度中間期		
	平均残高	利息	利回り	平均残高	利息	利回り
資金運用勘定	78,638,471	668,794	1.70%	76,076,980	631,258	1.66%
うち貸出金	51,278,263	506,829	1.98	49,890,257	480,432	1.93
うち有価証券	23,794,963	113,132	0.95	22,112,147	109,928	0.99
うちコールローン及び買入手形	656,016	1,470	0.45	605,070	3,256	1.08
うち買現先勘定	96,652	3	0.01	65,285	2	0.01
うち債券貸借取引支払保証金	779,344	77	0.02	1,148,611	207	0.04
うち預け金	1,090,730	8,261	1.51	1,224,919	11,973	1.95
資金調達勘定	83,832,839	124,791	0.30	82,787,012	137,623	0.33
うち預金	62,347,109	28,001	0.09	63,733,558	46,305	0.15
うち譲渡性預金	3,526,673	383	0.02	3,428,020	427	0.02
うちコールマネー及び売渡手形	5,368,095	540	0.02	4,813,255	748	0.03
うち売現先勘定	744,310	12	0.00	200,598	3	0.00
うち債券貸借取引受入担保金	4,557,841	22,096	0.97	3,219,715	23,207	1.44
うちコマーシャル・ペーパー	286,656	99	0.07	199,001	67	0.07
うち借用金	2,991,227	33,338	2.23	2,657,775	25,624	1.93
うち短期社債	—	—	—	187,464	127	0.14
うち社債	3,438,848	26,610	1.55	3,834,664	30,065	1.57

（注）1.「国内」とは当社、国内銀行連結子会社（海外店を除く）及びその他の国内連結子会社であります。
2. 平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の国内連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。
3. 無利息預け金の平均残高（平成16年度中間期1,934,432百万円、平成17年度中間期2,023,585百万円）を資金運用勘定から控除して表示しております。
4. 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高（平成16年度中間期3,628百万円、平成17年度中間期2,364百万円）を資金運用勘定から、金銭の信託運用見合額の平均残高（平成16年度中間期3,628百万円、平成17年度中間期2,364百万円）及び利息（平成16年度中間期1百万円、平成17年度中間期0百万円）を資金調達勘定から、それぞれ控除して表示しております。

（金額単位　百万円）

海外	平成16年度中間期			平成17年度中間期		
	平均残高	利息	利回り	平均残高	利息	利回り
資金運用勘定	7,553,574	104,023	2.75%	8,833,196	154,401	3.50%
うち貸出金	4,999,903	74,743	2.99	6,100,115	119,521	3.92
うち有価証券	931,760	13,271	2.85	852,271	14,729	3.46
うちコールローン及び買入手形	133,816	1,151	1.72	137,836	2,281	3.31
うち買現先勘定	148,035	1,277	1.73	167,835	2,763	3.29
うち債券貸借取引支払保証金	—	—	—	—	—	—
うち預け金	913,247	6,454	1.41	1,156,040	16,220	2.81
資金調達勘定	5,276,218	47,536	1.80	6,476,571	90,309	2.79
うち預金	3,832,756	26,040	1.36	5,255,170	68,455	2.61
うち譲渡性預金	109,785	1,298	2.37	208,146	3,240	3.11
うちコールマネー及び売渡手形	137,739	748	1.09	128,007	1,650	2.58
うち売現先勘定	247,421	1,545	1.25	162,156	2,431	3.00
うち債券貸借取引受入担保金	—	—	—	—	—	—
うちコマーシャル・ペーパー	—	—	—	—	—	—
うち借用金	104,414	1,399	2.68	99,384	998	2.01
うち短期社債	—	—	—	—	—	—
うち社債	828,954	15,355	3.70	613,716	11,639	3.79

(注) 1.「海外」とは、国内銀行連結子会社の海外店及び海外連結子会社であります。
2. 平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の海外連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。
3. 無利息預け金の平均残高（平成16年度中間期37,164百万円、平成17年度中間期31,734百万円）を資金運用勘定から控除して表示しております。

（金額単位　百万円）

合計	平成16年度中間期			平成17年度中間期		
	平均残高	利息	利回り	平均残高	利息	利回り
資金運用勘定	85,419,596	752,495	1.76%	84,429,825	769,316	1.82%
うち貸出金	55,497,980	567,082	2.04	55,345,610	588,151	2.13
うち有価証券	24,897,108	121,740	0.98	23,158,688	120,932	1.04
うちコールローン及び買入手形	789,832	2,621	0.66	742,907	5,538	1.49
うち買現先勘定	244,687	1,280	1.05	233,121	2,765	2.37
うち債券貸借取引支払保証金	779,344	77	0.02	1,148,611	207	0.04
うち預け金	1,841,541	13,547	1.47	2,353,178	27,378	2.33
資金調達勘定	88,166,118	156,702	0.36	88,588,722	215,600	0.49
うち預金	66,017,335	52,872	0.16	68,960,713	114,236	0.33
うち譲渡性預金	3,636,459	1,682	0.09	3,636,166	3,667	0.20
うちコールマネー及び売渡手形	5,505,835	1,289	0.05	4,941,263	2,399	0.10
うち売現先勘定	991,732	1,558	0.31	362,755	2,434	1.34
うち債券貸借取引受入担保金	4,557,841	22,096	0.97	3,219,715	23,207	1.44
うちコマーシャル・ペーパー	286,656	99	0.07	199,001	67	0.07
うち借用金	2,315,441	20,278	1.75	2,112,393	14,813	1.40
うち短期社債	—	—	—	187,464	127	0.14
うち社債	4,267,803	41,965	1.97	4,448,381	41,705	1.88

(注) 1. 上記計数は、「国内」「海外」間の内部取引を消去した合算計数であります。
2. 平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。
3. 無利息預け金の平均残高（平成16年度中間期1,971,503百万円、平成17年度中間期2,055,831百万円）を資金運用勘定から控除して表示しております。
4. 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高（平成16年度中間期3,628百万円、平成17年度中間期2,364百万円）を資金運用勘定から、金銭の信託運用見合額の平均残高（平成16年度中間期3,628百万円、平成17年度中間期2,364百万円）及び利息（平成16年度中間期1百万円、平成17年度中間期0百万円）を資金調達勘定から、それぞれ控除して表示しております。

■役務取引の状況

（金額単位　百万円）

区分	平成16年度中間期				平成17年度中間期			
	国内	海外	消去又は全社(△)	合計	国内	海外	消去又は全社(△)	合計
役務取引等収益	262,498	19,534	△77	281,955	304,609	24,148	△882	327,875
うち預金・貸出業務	11,383	11,450	△11	22,822	11,692	14,818	△640	25,870
うち為替業務	57,154	3,465	△0	60,620	60,910	4,055	△0	64,965
うち証券関連業務	24,736	0	—	24,736	26,052	0	—	26,052
うち代理業務	9,655	—	—	9,655	9,623	—	—	9,623
うち保護預り・貸金庫業務	3,181	1	—	3,183	3,903	1	—	3,905
うち保証業務	19,439	1,728	△8	21,159	20,057	2,048	△224	21,882
うちクレジットカード関連業務	45,835	—	—	45,835	52,183	—	—	52,183
役務取引等費用	44,441	2,228	△93	46,575	46,736	2,603	△173	49,167
うち為替業務	11,208	765	△21	11,952	11,956	884	△5	12,835

（注）1.「国内」とは当社、国内銀行連結子会社（海外店を除く）及びその他の国内連結子会社であり、「海外」とは国内銀行連結子会社の海外店及び海外連結子会社であります。
2.「国内」「海外」間の内部取引は、「消去又は全社（△）」欄に表示しております。

■特定取引の状況

（金額単位　百万円）

区分	平成16年度中間期				平成17年度中間期			
	国内	海外	消去又は全社(△)	合計	国内	海外	消去又は全社(△)	合計
特定取引収益	27,282	7,739	△4,094	30,927	11,742	4,053	△3,346	12,448
うち商品有価証券収益	5,047	—	—	5,047	4,335	0	—	4,335
うち特定取引有価証券収益	—	—	—	—	361	—	—	361
うち特定金融派生商品収益	22,042	7,460	△4,094	25,408	7,045	4,053	△3,346	7,751
うちその他の特定取引収益	192	279	—	471	—	—	—	—
特定取引費用	2,112	2,587	△4,094	605	—	3,536	△3,346	189
うち商品有価証券費用	—	—	—	—	—	—	—	—
うち特定取引有価証券費用	605	—	—	605	—	—	—	—
うち特定金融派生商品費用	1,507	2,587	△4,094	—	—	3,346	△3,346	—
うちその他の特定取引費用	—	—	—	—	—	189	—	189

（注）1.「国内」とは当社、国内銀行連結子会社（海外店を除く）及びその他の国内連結子会社であり、「海外」とは国内銀行連結子会社の海外店及び海外連結子会社であります。
2.「国内」「海外」間の内部取引は、「消去又は全社（△）」欄に表示しております。

貸出の状況（連結）

■貸出金の業種別構成

（金額単位　百万円）

区分		平成16年度中間期末	平成17年度中間期末	平成16年度末
国内（除く特別国際金融取引勘定分）	製造業	5,931,430	5,494,629	5,659,954
	農業、林業、漁業及び鉱業	128,678	143,375	134,289
	建設業	1,869,468	1,548,234	1,829,895
	運輸、情報通信、公益事業	3,219,370	2,813,341	2,872,776
	卸売・小売業	5,799,267	5,665,232	5,692,582
	金融・保険業	4,506,569	3,986,024	4,089,586
	不動産業	7,303,589	7,608,900	6,948,475
	各種サービス業	5,658,426	6,332,184	6,271,962
	地方公共団体	500,797	546,297	656,386
	その他	16,071,190	16,309,585	15,895,492
	合計	50,988,790	50,447,805	50,051,402
海外及び特別国際金融取引勘定分	政府等	52,751	90,458	83,325
	金融機関	381,632	433,335	406,015
	商工業	3,793,835	4,807,319	4,060,708
	その他	205,024	316,116	198,353
	合計	4,433,243	5,647,229	4,748,403
総合計		55,422,034	56,095,034	54,799,805

（注）「国内」とは当社、国内銀行連結子会社（海外店を除く）及びその他の国内連結子会社であり、「海外」とは国内銀行連結子会社の海外店及び海外連結子会社であります。

■リスク管理債権

（金額単位　百万円）

区分	平成16年度中間期末	平成17年度中間期末	平成16年度末
破綻先債権①	86,972	89,680	68,337
延滞債権②	1,844,061	1,084,678	1,398,964
3カ月以上延滞債権③	52,918	53,845	29,441
貸出条件緩和債権④	884,745	560,295	730,701
合計	2,868,696	1,788,499	2,227,445

各債権の定義

①「破綻先債権」：未収利息を収益不計上扱いとしている貸出金のうち破産手続開始、更生手続開始、再生手続開始の申立て等の事由により経営破綻に陥っている債務者や手形交換所において取引停止処分を受けた債務者に対する貸出金
②「延滞債権」：未収利息を収益不計上扱いとしている貸出金のうち、破綻先債権に該当する貸出金及び債務者の経営再建又は支援を図ることを目的として利息の支払いを猶予した貸出金を除いた残りの貸出金
③「3カ月以上延滞債権」：元本又は利息の支払いが、約定支払日の翌日を起算日として3月以上延滞している貸出金（除く①、②）
④「貸出条件緩和債権」：経済的困難に陥った債務者の再建・支援を図り、当該債権の回収を促進することなどを目的に、債務者に有利な一定の譲歩を与える約定条件の改定等を行った貸出金（除く①～③）

中間財務諸表

当行の中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書については、証券取引法第193条の2の規定に基づき、あずさ監査法人の監査証明を受けております。
以下の中間貸借対照表及び中間損益計算書は、上記の中間財務諸表に基づいて作成しております。

中間貸借対照表

(金額単位　百万円)

科目	平成16年度中間期末 平成16年9月30日現在	平成17年度中間期末 平成17年9月30日現在	平成16年度末 平成17年3月31日現在
(資産の部)			
現金預け金	5,280,483	4,661,738	4,524,830
コールローン	296,119	607,319	373,397
買現先勘定	106,419	80,057	88,021
債券貸借取引支払保証金	1,621,384	2,165,749	568,340
買入手形	—	100,000	573,000
買入金銭債権	120,322	138,907	126,682
特定取引資産	2,986,863	3,368,665	3,363,376
金銭の信託	3,783	811	3,832
有価証券	23,524,899	23,039,486	23,676,696
貸出金	50,723,607	50,949,158	50,067,586
外国為替	910,803	823,751	840,923
その他資産	1,365,753	1,647,867	1,446,439
動産不動産	671,495	640,700	660,469
繰延税金資産	1,631,561	1,328,517	1,502,153
支払承諾見返	4,462,028	4,513,173	4,303,148
貸倒引当金	△962,583	△772,141	△989,121
資産の部合計	**92,742,940**	**93,293,761**	**91,129,776**
(負債の部)			
預金	62,011,605	63,380,886	62,788,328
譲渡性預金	3,239,176	2,602,639	2,803,299
コールマネー	3,043,178	2,172,456	2,232,507
売現先勘定	704,384	469,130	365,127
債券貸借取引受入担保金	4,571,110	3,612,024	3,838,031
売渡手形	1,588,400	3,795,800	2,578,700
特定取引負債	1,505,855	1,533,711	1,711,030
借用金	2,441,850	2,067,062	2,267,602
外国為替	534,408	431,622	477,845
社債	3,699,055	3,872,570	3,718,372
信託勘定借	42,202	42,260	50,457
その他負債	2,076,868	1,571,010	1,143,206
賞与引当金	8,598	8,239	9,092
日本国際博覧会出展引当金	172	284	231
特別法上の引当金	18	18	18
再評価に係る繰延税金負債	57,250	49,637	90,043
支払承諾	4,462,028	4,513,173	4,303,148
負債の部合計	**89,986,163**	**90,122,526**	**88,377,041**
(資本の部)			
資本金	559,985	664,986	664,986
資本剰余金	1,262,546	1,367,548	1,367,548
資本準備金	904,932	665,033	1,009,933
その他資本剰余金	357,614	702,514	357,614
利益剰余金	592,112	607,900	291,311
任意積立金	221,532	221,502	221,532
中間(当期)未処分利益	370,579	386,398	69,779
土地再評価差額金	83,656	24,488	42,345
その他有価証券評価差額金	258,476	506,310	386,543
資本の部合計	**2,756,776**	**3,171,235**	**2,752,735**
負債及び資本の部合計	**92,742,940**	**93,293,761**	**91,129,776**

(注) 記載金額は、百万円未満を切り捨てて表示しております。

中間損益計算書

（金額単位　百万円）

科目	平成16年度中間期 自 平成16年4月1日 至 平成16年9月30日	平成17年度中間期 自 平成17年4月1日 至 平成17年9月30日	平成16年度 自 平成16年4月1日 至 平成17年3月31日
経常収益	**1,140,066**	**1,091,687**	**2,289,372**
資金運用収益	646,974	663,008	1,318,698
（うち貸出金利息）	(464,162)	(482,842)	(934,892)
（うち有価証券利息配当金）	(119,916)	(120,742)	(262,640)
信託報酬	729	4,284	2,609
役務取引等収益	181,243	220,503	399,434
特定取引収益	21,755	5,055	131,779
その他業務収益	150,886	158,767	228,005
その他経常収益	138,476	40,067	208,845
経常費用	**1,014,868**	**731,908**	**2,361,053**
資金調達費用	156,108	208,658	346,195
（うち預金利息）	(42,412)	(96,313)	(107,718)
役務取引等費用	54,221	57,070	101,358
特定取引費用	605	1,485	199
その他業務費用	27,939	17,757	109,916
営業経費	300,276	301,739	603,477
その他経常費用	475,717	145,197	1,199,906
経常利益（△は経常損失）	**125,198**	**359,778**	**△71,680**
特別利益	**678**	**2,459**	**1,562**
特別損失	**12,806**	**7,122**	**29,961**
税引前中間純利益（△は税引前当期純損失）	**113,070**	**355,115**	**△100,079**
法人税、住民税及び事業税	**1,645**	**5,081**	**6,379**
還付法人税等	**7,405**	**—**	**8,184**
法人税等調整額	**276**	**51,267**	**38,579**
中間純利益（△は当期純損失）	**118,554**	**298,766**	**△136,854**
前期繰越利益	**254,523**	**69,774**	**254,523**
土地再評価差額金取崩額	**△2,497**	**17,856**	**2,559**
中間配当額	**—**	**—**	**50,449**
中間（当期）未処分利益	**370,579**	**386,398**	**69,779**

（注）記載金額は、百万円未満を切り捨てて表示しております。

■国内・国際業務部門別粗利益

（金額単位　百万円）

区分	平成16年度中間期			平成17年度中間期		
	国内業務部門	国際業務部門	合計	国内業務部門	国際業務部門	合計
資金運用収益	496,311	150,957	294 646,974	487,349	178,253	2,593 663,008
資金調達費用	33,878	122,522	294 156,106	28,302	182,948	2,593 208,657
資金運用収支	462,433	28,435	490,868	459,046	△4,695	454,350
信託報酬	728	0	729	4,284	—	4,284
役務取引等収益	148,535	32,707	181,243	181,361	39,142	220,503
役務取引等費用	47,984	6,237	54,221	50,678	6,391	57,070
役務取引等収支	100,551	26,470	127,021	130,683	32,750	163,433
特定取引収益	725	21,029	21,755	446	4,608	5,055
特定取引費用	—	605	605	1,485	—	1,485
特定取引収支	725	20,424	21,150	△1,038	4,608	3,570
その他業務収益	49,324	104,525	150,886	38,819	120,911	158,767
その他業務費用	23,645	7,257	27,939	5,218	13,502	17,757
その他業務収支	25,678	97,268	122,946	33,600	107,408	141,009
業務粗利益	590,117	172,598	762,716	626,576	140,071	766,648

（注）1. 国内業務部門は国内店の円建取引、国際業務部門は国内店の外貨建取引及び海外店の取引であります。ただし、円建対非居住者取引、特別国際金融取引勘定分等は国際業務部門に含めております。
2. 資金調達費用は金銭の信託運用見合費用（平成16年度中間期1百万円、平成17年度中間期0百万円）を控除して表示しております。
3. 資金運用収益及び資金調達費用の合計欄の上段の計数は、国内業務部門と国際業務部門の間の資金貸借の利息（内書き）であります。なお、金利スワップ利息等の純額表示に伴い、国内業務部門と国際業務部門の合算が合計に一致しない金額（内書き）を含めております。
4. 金融派生商品損益の純額表示に伴い、その他業務収益及びその他業務費用の合計欄の計数は、それぞれの国内業務部門と国際業務部門の合算を下回っております（平成16年度中間期2,963百万円、平成17年度中間期963百万円）。

■資金運用・調達勘定平均残高、利息、利回り

（金額単位　百万円）

国内業務部門	平成16年度中間期			平成17年度中間期		
	平均残高	利息	利回り	平均残高	利息	利回り
資金運用勘定	67,599,892	496,311	1.46%	65,948,363	(2,483) 487,349	1.47%
うち貸出金	46,817,969	418,172	1.78	45,561,055	397,868	1.74
うち有価証券	19,493,550	63,621	0.65	18,847,219	73,317	0.77
うちコールローン	135,227	11	0.01	254,249	17	0.01
うち買現先勘定	58,866	0	0.00	53,750	0	0.00
うち債券貸借取引支払保証金	775,358	75	0.01	1,148,611	207	0.03
うち買入手形	315,379	2	0.00	78,698	4	0.01
うち預け金	3,186	0	0.00	3,914	0	0.00
資金調達勘定	(1,404,957) 70,639,721	(294) 33,878	0.09	(520,580) 69,746,652	(109) 28,302	0.08
うち預金	53,988,209	6,023	0.02	55,876,909	5,834	0.02
うち譲渡性預金	3,716,009	387	0.02	3,633,934	410	0.02
うちコールマネー	2,216,245	29	0.00	1,749,195	22	0.00
うち売現先勘定	759,173	13	0.00	203,079	3	0.00
うち債券貸借取引受入担保金	1,856,085	96	0.01	1,502,523	77	0.01
うち売渡手形	2,958,134	90	0.00	2,849,263	19	0.00
うちコマーシャル・ペーパー	4,098	0	0.00	—	—	—
うち借用金	890,541	12,204	2.73	809,814	8,669	2.13
うち社債	2,572,858	14,469	1.12	2,531,896	12,882	1.01

（注）1. 資金運用勘定は無利息預け金の平均残高（平成16年度中間期1,860,644百万円、平成17年度中間期1,824,825百万円）を、資金調達勘定は金銭の信託運用見合額の平均残高（平成16年度中間期3,628百万円、平成17年度中間期2,364百万円）及び利息（平成16年度中間期1百万円、平成17年度中間期0百万円）を、それぞれ控除して表示しております。
2.（　）内は国内業務部門と国際業務部門の間の資金貸借の平均残高及び利息（内書き）であります。なお、金利スワップ利息等の純額表示に伴い、国内業務部門と国際業務部門の合算が合計に一致しない金額（内書き）を含めております。
3. 社債の利息には社債発行差金償却を含めております。

（金額単位　百万円）

国際業務部門	平成16年度中間期			平成17年度中間期		
	平均残高	利息	利回り	平均残高	利息	利回り
資金運用勘定	(1,404,957) 12,813,914	(294) 150,957	2.34%	(520,580) 12,319,327	(109) 178,253	2.88%
うち貸出金	3,809,705	45,990	2.40	4,619,437	84,973	3.66
うち有価証券	4,564,595	56,295	2.45	3,703,483	47,424	2.55
うちコールローン	227,675	1,717	1.50	283,922	4,280	3.00
うち買現先勘定	118,792	754	1.26	126,225	1,788	2.82
うち債券貸借取引支払保証金	—	—	—	—	—	—
うち買入手形	—	—	—	—	—	—
うち預け金	1,663,321	12,589	1.50	2,099,957	23,793	2.25
資金調達勘定	12,799,717	122,522	1.90	12,241,977	(2,483) 182,948	2.98
うち預金	6,678,460	36,389	1.08	7,108,107	90,479	2.53
うち譲渡性預金	63,675	1,117	3.49	99,495	1,982	3.97
うちコールマネー	176,653	1,031	1.16	156,334	2,114	2.69
うち売現先勘定	203,405	1,175	1.15	127,881	1,940	3.02
うち債券貸借取引受入担保金	2,673,475	21,996	1.64	1,651,035	23,066	2.78
うち売渡手形	—	—	—	—	—	—
うちコマーシャル・ペーパー	—	—	—	—	—	—
うち借用金	1,641,627	33,067	4.01	1,377,247	30,072	4.35
うち社債	820,162	14,654	3.56	1,242,961	19,756	3.17

（注）1. 資金運用勘定は無利息預け金の平均残高（平成16年度中間期29,042百万円、平成17年度中間期28,259百万円）を控除して表示しております。
2.（　）内は国内業務部門と国際業務部門の間の資金貸借の平均残高及び利息（内書き）であります。なお、金利スワップ利息等の純額表示に伴い、国内業務部門と国際業務部門の合算が合計に一致しない金額（内書き）を含めております。
3. 社債の利息には社債発行差金償却を含めております。
4. 国際業務部門の国内店外貨建取引の平均残高は、月次カレント方式（前月末TT仲値を当該月のノンエクスチェンジ取引に適用する方式）により算出しております。

（金額単位　百万円）

合計	平成16年度中間期			平成17年度中間期		
	平均残高	利息	利回り	平均残高	利息	利回り
資金運用勘定	79,008,849	646,974	1.63%	77,747,109	663,008	1.70%
うち貸出金	50,627,674	464,162	1.82	50,180,493	482,842	1.91
うち有価証券	24,058,145	119,916	0.99	22,550,703	120,742	1.06
うちコールローン	362,903	1,728	0.95	538,172	4,298	1.59
うち買現先勘定	177,659	754	0.84	179,975	1,788	1.98
うち債券貸借取引支払保証金	775,358	75	0.01	1,148,611	207	0.03
うち買入手形	315,379	2	0.00	78,698	4	0.01
うち預け金	1,666,507	12,589	1.50	2,103,872	23,793	2.25
資金調達勘定	82,034,482	156,106	0.37	81,468,049	208,657	0.51
うち預金	60,666,670	42,412	0.13	62,985,016	96,313	0.30
うち譲渡性預金	3,779,685	1,504	0.07	3,733,430	2,392	0.12
うちコールマネー	2,392,898	1,061	0.08	1,905,530	2,137	0.22
うち売現先勘定	962,579	1,188	0.24	330,960	1,943	1.17
うち債券貸借取引受入担保金	4,529,561	22,092	0.97	3,153,559	23,144	1.46
うち売渡手形	2,958,134	90	0.00	2,849,263	19	0.00
うちコマーシャル・ペーパー	4,098	0	0.00	—	—	—
うち借用金	2,532,168	45,271	3.56	2,187,062	38,741	3.53
うち社債	3,393,021	29,124	1.71	3,774,857	32,638	1.72

（注）1. 資金運用勘定は無利息預け金の平均残高（平成16年度中間期1,889,686百万円、平成17年度中間期1,853,084百万円）を、資金調達勘定は金銭の信託運用見合額の平均残高（平成16年度中間期3,628百万円、平成17年度中間期2,364百万円）及び利息（平成16年度中間期1百万円、平成17年度中間期0百万円）を、それぞれ控除して表示しております。
2. 国内業務部門と国際業務部門の間の資金貸借の平均残高及び利息は、相殺して記載しております。
3. 社債の利息には社債発行差金償却を含めております。

■役務取引の状況

（金額単位　百万円）

区分	平成16年度中間期			平成17年度中間期		
	国内業務部門	国際業務部門	合計	国内業務部門	国際業務部門	合計
役務取引等収益	148,535	32,707	181,243	181,361	39,142	220,503
うち預金・貸出業務	5,463	11,838	17,302	5,435	13,942	19,377
うち為替業務	45,592	11,536	57,129	48,426	12,252	60,678
うち証券関連業務	8,666	341	9,007	10,471	343	10,815
うち代理業務	8,254	—	8,254	8,291	—	8,291
うち保護預り・貸金庫業務	2,790	—	2,790	3,503	—	3,503
うち保証業務	7,199	2,768	9,968	9,296	3,176	12,473
役務取引等費用	47,984	6,237	54,221	50,678	6,391	57,070
うち為替業務	8,819	2,382	11,202	9,368	2,161	11,530

■特定取引の状況

（金額単位　百万円）

区分	平成16年度中間期			平成17年度中間期		
	国内業務部門	国際業務部門	合計	国内業務部門	国際業務部門	合計
特定取引収益	725	21,029	21,755	446	4,608	5,055
うち商品有価証券収益	533	—	533	—	—	—
うち特定取引有価証券収益	—	—	—	—	361	361
うち特定金融派生商品収益	—	21,029	21,029	—	4,247	4,247
うちその他の特定取引収益	192	—	192	446	—	446
特定取引費用	—	605	605	1,485	—	1,485
うち商品有価証券費用	—	—	—	1,485	—	1,485
うち特定取引有価証券費用	—	605	605	—	—	—
うち特定金融派生商品費用	—	—	—	—	—	—
うちその他の特定取引費用	—	—	—	—	—	—

（注）内訳科目は、それぞれの収益と費用で相殺し、純額を計上しております。

■その他業務の状況

（金額単位　百万円）

区分	平成16年度中間期			平成17年度中間期		
	国内業務部門	国際業務部門	合計	国内業務部門	国際業務部門	合計
その他業務収支	25,678	97,268	122,946	33,600	107,408	141,009
うち国債等債券損益	19,899	6,764	26,663	17,689	10,675	28,365
うち金融派生商品損益	△4,905	2,963	△1,941	963	△6,647	△5,683
うち外国為替売買損益	—	87,518	87,518	—	103,426	103,426

貸出の状況（単体）

■貸出金の業種別構成

（金額単位　百万円）

区分		平成16年度中間期末	平成17年度中間期末	平成16年度末
国内店	製造業	5,582,342	5,154,015	5,321,715
	農業、林業、漁業及び鉱業	120,620	136,050	125,574
	建設業	1,654,954	1,351,155	1,618,372
	運輸、情報通信、公益事業	3,080,967	2,671,461	2,737,386
	卸売・小売業	5,423,608	5,301,410	5,310,881
	金融・保険業	5,065,594	4,855,505	5,158,754
	不動産業	6,340,604	6,597,016	5,982,960
	各種サービス業	5,541,499	5,797,297	5,705,901
	地方公共団体	438,500	483,328	583,515
	その他	14,271,284	14,517,921	14,128,584
	合計	47,519,976	46,865,161	46,673,647
海外店	政府等	38,221	82,923	75,824
	金融機関	257,118	248,563	237,276
	商工業	2,803,980	3,581,686	2,994,018
	その他	104,310	170,822	86,819
	合計	3,203,631	4,083,996	3,393,938
総合計		50,723,607	50,949,158	50,067,586

（注）海外店には特別国際金融取引勘定分を含めております。

■個人・中小企業等に対する貸出金及び割合

（単位　百万円、%）

区分	平成16年度中間期末	平成17年度中間期末	平成16年度末
中小企業等貸出金残高	34,893,305	34,859,483	35,291,150
中小企業等貸出金比率	73.4	74.4	75.6

（注）1. 貸出金残高には、海外店分及び特別国際金融取引勘定分を含めておりません。
2. 中小企業等とは、資本金3億円（ただし、卸売業は1億円、小売業、サービス業は5千万円）以下の会社又は常用する従業員が300人（ただし、卸売業は100人、小売業は50人、サービス業は100人）以下の会社及び個人であります。

■消費者ローン残高

（金額単位　百万円）

区分	平成16年度中間期末	平成17年度中間期末	平成16年度末
消費者ローン残高	13,908,345	14,426,158	14,230,648
住宅ローン残高	12,842,232	13,454,572	13,240,449
うち自己居住用の住宅ローン残高	9,015,628	9,663,175	9,451,330
その他ローン残高	1,066,113	971,585	990,198

（注）住宅ローン残高については、住宅ローン・アパートローンに加えフリーローンなどで資金使途が居住性のものも含めております。

■リスク管理債権

（金額単位　百万円）

区分	平成16年度中間期末	平成17年度中間期末	平成16年度末
破綻先債権①	59,229	72,184	45,931
延滞債権②	1,552,410	898,868	1,238,022
3カ月以上延滞債権③	46,812	51,310	26,902
貸出条件緩和債権④	732,317	329,258	425,006
合計	2,390,768	1,351,621	1,735,863

各債権の定義

①「破綻先債権」：未収利息を収益不計上扱いとしている貸出金のうち破産手続開始、更生手続開始、再生手続開始の申立て等の事由により経営破綻に陥っている債務者や手形交換所において取引停止処分を受けた債務者に対する貸出金
②「延滞債権」：未収利息を収益不計上扱いとしている貸出金のうち、破綻先債権に該当する貸出金及び債務者の経営再建又は支援を図ることを目的として利息の支払いを猶予した貸出金を除いた残りの貸出金
③「3カ月以上延滞債権」：元本又は利息の支払いが、約定支払日の翌日を起算日として3月以上延滞している貸出金（除く①、②）
④「貸出条件緩和債権」：経済的困難に陥った債務者の再建・支援を図り、当該債権の回収を促進することなどを目的に、債務者に有利な一定の譲歩を与える約定条件の改定等を行った貸出金（除く①～③）

■金融再生法に基づく開示債権

（金額単位　億円）

区分	平成16年度中間期末	平成17年度中間期末	平成16年度末
破産更生債権及びこれらに準ずる債権①	5,811	3,017	4,483
危険債権②	11,241	7,238	9,244
要管理債権③	7,792	3,805	4,519
（小計）	(24,844)	(14,060)	(18,246)
正常債権④	536,734	549,707	534,526
合計	561,578	563,767	552,772

各債権の定義

本開示債権は、「金融機能の再生のための緊急措置に関する法律」（平成10年法律第132号）第7条に基づき開示するものであり、同法第6条に基づき、（中間）貸借対照表の貸出金及び外国為替、その他資産中の未収利息及び仮払金並びに支払承諾見返の各勘定並びに欄外に注記することとされている有価証券の貸付けを行っている場合のその有価証券（使用貸借又は賃貸借契約によるものに限る。）について債務者の財政状態及び経営成績等を基礎として次のとおり区分しております。

①「破産更生債権及びこれらに準ずる債権」：破産手続開始、更生手続開始、再生手続開始の申立て等の事由により経営破綻に陥っている債務者に対する債権及びこれらに準ずる債権
②「危険債権」：債務者が経営破綻の状態には至っていないが、財政状態及び経営成績が悪化し、契約に従った債権の元本の回収及び利息の受取りができない可能性の高い債権
③「要管理債権」：3カ月以上延滞債権及び貸出条件緩和債権（除く①、②）
④「正常債権」：債務者の財政状態及び経営成績に特に問題がないものとして、上記①から③までに掲げる債権以外のものに区分される債権

SMFGはプライバシーポリシーを制定しました

三井住友フィナンシャルグループは、個人情報の適切な保護と利用に関する取り組みを進めています。当社は、「個人情報の保護に関する法律」(以下、「法」といいます)に基づき、当社の取組方針をプライバシーポリシーとして定めました。

プライバシーポリシー

1．取組方針について

当社は、個人情報の適切な保護と利用に関し、関連法令等に加えて、本ポリシーに定めた事項を遵守し、個人情報の適切な保護と利用に努めるとともに、情報化の進展に適切に対応するため、当社における個人情報保護の管理体制およびその取組みについて、継続的な改善に努めます。

2．個人情報の利用目的について

(1) 当社では、銀行持株会社として、銀行、その他銀行法により子会社とすることができる会社の経営管理、その他この業務に付随する業務において、当社グループ会社の経営管理、配当金の計算、決議通知や事業報告書等の送付、株主管理、法令や契約に基づく権利の行使や義務の履行、その他適切な業務上必要な範囲内で個人情報を取得し、利用いたします。

(2) 当社は、特定の個人情報の利用目的が、銀行法施行規則等の法令に基づき限定されている場合には、当該利用目的以外で利用いたしません。

3．個人情報の適正な取得について

当社は、前記2.で特定した利用目的の達成に必要な範囲で、適正かつ適法な手段により、個人情報を取得いたします。

4．個人情報の第三者提供について

当社は、法で定める場合を除き、あらかじめご本人の同意を得ることなく、個人情報を第三者に提供することはいたしません。

5．安全管理措置について

当社は、個人情報に関し、情報の紛失・改ざんおよび漏えい等の防止のため、適切な安全管理措置を実施いたします。また、個人情報を取扱う全ての役職員に対し、個人情報保護の重要性についての教育を行うとともに、個人情報を委託する場合には、委託先について適切に監督いたします。

6．開示請求等手続について

法で定める保有個人データの利用目的の通知、開示、訂正または利用停止などに関する手続きにつきましては、下記お問い合わせ窓口までお申し出下さい。

7．お問い合わせについて

(1) 当社の個人情報の取扱いに関するご意見・ご要望につきましては、下記のお問い合わせ窓口までお申し出下さい。また、当社のグループ各社へのご意見・ご要望につきましては、それぞれの各社お問い合わせ窓口までお申し出下さい。

社名	連絡先	
(株)三井住友銀行	お客さまサービス部(東京)	(03)3211-1201
	お客さまサービス部(大阪)	(06)6222-0722
三井住友カード(株)	東京お客様相談室	(03)3459-4712
	大阪お客様相談室	(06)6201-3634
三井住友銀リース(株)	商品管理部	(03)3433-5637
(株)日本総合研究所	個人情報ご相談窓口	e-mail : privacy@jri.co.jp

【当社のお問い合わせ窓口】総務部 (03)5512-3411 (代表)
受付時間　平日 午前9時00分～午後5時00分

(2) 株主さまからのご照会につきましては、下記お問い合わせ窓口までお申し出下さい。

【お問い合わせ窓口】住友信託銀行株式会社　証券代行部 (0120)176-417

加盟する認定個人情報保護団体について

当社は、金融分野における認定個人情報保護団体である全国銀行個人情報保護協議会 の会員です。全国銀行個人情報保護協議会の苦情・相談窓口(銀行よろず相談所)で は、会員の個人情報の取扱いについての苦情・相談をお受けしております。

全国銀行個人情報保護協議会　http://www.zenginkyo.or.jp/pdpc

【苦情・相談窓口】電話番号 (03) 5222-1700　またはお近くの銀行よろず相談所

www.smfg.co.jp

SMFG 三井住友フィナンシャルグループ
SUMITOMO MITSUI FINANCIAL GROUP



SMFG SUMITOMO MITSUI FINANCIAL GROUP


SEC MAIL PROCESSING
RECEIVED
APR 2 4 2006
WASH, D.C. 199 SECTION

株主の皆さまへ

第3期 中間報告書

平成16年4月1日から平成16年9月30日まで

三井住友フィナンシャルグループ

ごあいさつ／経営理念

株主の皆さまにおかれましては、ますますご清栄のこととお慶び申し上げます。
平素より格別のご支援を賜り、厚く御礼申し上げます。
さて、この度「第3期中間報告書」を作成いたしましたので、ご高覧くださいますようお願い申し上げます。

平成16年12月

「経営理念」

経営理念におきましては、三井住友フィナンシャルグループの経営に関する普遍的な考え方を示します。

- お客様に、より一層価値あるサービスを提供し、お客様と共に発展する。
- 事業の発展を通じて、株主価値の永続的な増大を図る。
- 勤勉で意欲的な社員が、思う存分にその能力を発揮できる職場を作る。

目次

会社概要 (平成16年9月30日現在)

名称	株式会社 三井住友フィナンシャルグループ
英文名称	Sumitomo Mitsui Financial Group, Inc.
設立	平成14年12月2日
資本金	1兆2,476億5,000万円
本店所在地	東京都千代田区有楽町一丁目1番2号
発行済株式の総数	
普通株式	620万5,379.18株
優先株式	99万4,302株
上場証券取引所	東京証券取引所、大阪証券取引所、名古屋証券取引所（すべて市場第一部）
事業目的	子会社である銀行及びその他銀行法により子会社とすることができる会社の経営管理並びに当該業務に附帯する業務

役員

取締役会長（代表取締役）	岡田　明重
取締役社長（代表取締役）	西川　善文
取締役副社長（代表取締役）	北山　禎介
専務取締役（代表取締役）	石田　浩二
取締役	平澤　正英
取締役	矢作　光明
取締役	山内　悦嗣
取締役	山川洋一郎
常任監査役	平野豊三郎
常任監査役	小林　貞雄
監査役	大西　勝也
監査役	伊藤　助成
監査役	荒木　浩

(注)
1. 取締役 山内悦嗣、同 山川洋一郎の両氏は、商法第188条第2項第7号ノ2に定める社外取締役の要件を満たしております。
2. 監査役 大西勝也、同 伊藤助成、同 荒木浩の3氏は、「株式会社の監査等に関する商法の特例に関する法律」第18条第1項に定める社外監査役の要件を満たしております。

三井住友フィナンシャルグループの体制



直接投資会社
大和証券SMBC (40%出資)
大和住銀投信投資顧問 (44%出資)
SMFG企業再生債権回収 (52%出資)
SMFG 三井住友フィナンシャルグループ SUMITOMO MITSUI FINANCIAL GROUP
完全子会社(100%子会社)
三井住友銀行
三井住友カード
三井住友銀リース
日本総合研究所

格付情報 (平成16年11月22日現在)

三井住友銀行

	長期	短期
Moody's	A1	P-1
Standard & Poor's	BBB+	A-2
Fitch Ratings	BBB+	F2
格付投資情報センター(R&I)	A	a-1
日本格付研究所(JCR)	A+	J-1+

三井住友カード

	長期	短期
日本格付研究所(JCR)	A+	J-1+

三井住友銀リース

	長期	短期
日本格付研究所(JCR)	A	J-1



株式会社 三井住友フィナンシャルグループ
取締役社長 西川 善文

第3期上半期の経済金融環境を顧みますと、日本経済は、一部に在庫調整の動きが見られたものの、輸出や設備投資の増加を中心に、景気の拡大が持続いたしました。短期市場金利は引き続きほぼゼロで推移し、長期金利は8月初めに大きく上昇したものの、その後、景気の先行きに対する慎重な見方が拡がったことから再び低下いたしました。上半期末の株価は、急回復した3月末の水準に比べると小幅の下落となっております。

このような環境下、当社は、上半期におきまして、不良債権比率の半減、保有株式の更なる圧縮からなる「バランスシートのクリーンアップ」の総仕上げと、競争優位性を持つ戦略ビジネスの一段の強化、新たなビジネスモデルの確立、チャネル・顧客基盤の拡充を通じた「グループ収益力の強化」に取り組んでまいりました。

(「バランスシートのクリーンアップ」の総仕上げ)

三井住友銀行では、上半期において不良債権残高を約3,300億円削減し、9月末の不良債権残高を約2兆4,800億円、不良債権比率を4.4%といたしました。この結果、平成16年度末までに不良債権比率を平成14年3月末の8.9%から半減するとの目標を、半年前倒しで達成いたしました。下半期におきましても、企業再生・劣化防止に一段と注力すると共に、オフバランス化を一層推進し、今年度末の不良債権残高を2兆円未満、不良債権比率を3%台としてまいります。また、保有株式につきましては、これまでに大幅な削減を行い、既に残高を株式保有制限で求められる水準以下に収めておりますが、株価変動リスクの更なる削減のため、上半期に約2,000億円を売却し、下半期以降も引き続き圧縮に取り組んでまいります。

（「グループ収益力の強化」）

三井住友銀行は、上半期におきまして、競争優位にある戦略ビジネスの更なる強化等の取り組みにより、期初計画を上回る、約4,700億円の業務純益を計上いたしました。

業務分野別に見ますと、中堅・中小企業向けリスクテイク貸出につきましては、主力商品でありますビジネスセレクトローン、Nファンド等の取組実績が合計で約1.6兆円と、前年度上半期を約3割上回っております。また、個人向けコンサルティングビジネスにおきましても、住宅ローンの取組実績、投資信託の預り資産残高、個人年金保険の販売累計額がそれぞれ着実に伸びております。

今後は、収益力の一層の強化に向けて、リスク対応力の更なる強化やチャネルの拡充等を通じて中堅・中小企業向けリスクテイク貸出を一段と増加させてまいります。

また、個人向けコンサルティングビジネスにつきましても、専門拠点でありますSMBCコンサルティングプラザの増設や新商品の投入等を通じ、更に強化いたします。

投資銀行ビジネスにつきましては、シンジケート・ローンやストラクチャード・ファイナンス等、ソリューション提供力を高めると共に、大和証券エスエムビーシーとの連携を更に強化し、収益増強を進めてまいります。

コンシューマー・ファイナンスにつきましては、本年6月にプロミス株式会社との戦略的提携を発表いたしました。この提携を通じ、三井住友銀行のチャネル・顧客基盤とプロミスの専門性・ノウハウを融合した新たなビジネスモデルを確立してまいります。当面は、来年4月を目処としたコンシューマーローン提供に向け、着実に準備を進めてまいります。

海外ビジネスにつきましては、中国を中心としたアジア関連ビジネスを一段と強化することはもとより、欧米においても、戦略的な資源投入により、ビジネスボリュームの拡大を進めてまいります。

更に、グループ全体の収益力を一段と強化するため、三井住友銀行、三井住友カード、三井住友銀リース、日本総合研究所、大和証券エスエムビーシー、大和住銀投信投資顧問等、強力な事業基盤を持つグループ会社間の協働を積極的に推進してまいります。

（公的資金の一部返済）

当社は、先般、政府にお引き受けいただいております優先株式のうち2,010億円分を返済いたしました。これは、これまでの取り組みの成果として、剰余金が積み上がり、期間収益力が着実に回復している状況を踏まえ、来年度以降としておりました返済開始時期を前倒ししたものであります。残る公的資金優先株式1兆1,000億円につきましても、収益力の一段の強化により、早期の返済を目指してまいります。

私どもは、「バランスシートのクリーンアップ」の総仕上げと「グループ収益力の強化」の両面において着実な成果をお示しすることにより、当社に対する市場の総合的評価を向上させてまいりたいと考えております。

株主の皆さまには、何卒、倍旧のご支援を賜りますよう、お願い申し上げます。

平成16年12月

株式会社 三井住友フィナンシャルグループ

取締役社長 西川善文

営業の概況（連結）

	平成15年度中間期	平成15年度	平成16年度中間期
(単位：百万円)			
経常収益	1,760,835	3,552,510	1,778,173
経常利益	165,508	342,844	114,100
中間（当期）純利益	143,492	330,414	53,372
(単位：億円)			
純資産額	27,454	30,709	30,209
総資産	1,007,255	1,022,151	1,010,542
預金・譲渡性預金	665,218	688,528	706,582
貸出金	596,663	553,828	554,220
有価証券	224,510	270,499	240,731
(単位：%)			
自己資本比率	10.95	11.37	10.93

損益の状況

損益の状況につきましては、経常収益は1兆7,781億円となりました。主な内訳は、資金運用収益が7,524億円、役務取引等収益が2,819億円であります。また、経常費用は1兆6,640億円となりました。主な内訳は、資金調達費用が1,567億円、営業経費が4,236億円、株式等損益や与信関係費用を含むその他経常費用が6,425億円であります。

この結果、経常利益は1,141億円、中間純利益は534億円となりました。

資産、負債、資本の状況

資産の部につきましては、中間期末残高は101兆542億円となりました。主な内訳は、貸出金55兆4,220億円、有価証券24兆731億円であります。負債の部につきましては、中間期末残高は97兆157億円となりました。主な内訳は、預金67兆6,199億円、譲渡性預金3兆383億円、コールマネー及び売渡手形4兆8,232億円であります。資本の部につきましては、中間期末残高は3兆209億円となりました。

連結自己資本比率

自己資本比率の分子となる自己資本は、6兆6,214億円となりました。一方、分母となるリスクアセットは、60兆5,391億円となりました。この結果、当社の連結自己資本比率は10.93%となりました。

金融再生法に基づく開示債権の状況

連結ベースの開示債権額は、2兆9,655億円となりました。

(単位：億円)

	平成15年度中間期末	平成15年度末	平成16年度中間期末
破産更生債権及びこれらに準ずる債権	6,409	4,858	7,073
危険債権	18,511	14,091	13,132
要管理債権	19,607	14,411	9,449
合計	44,527	33,361	29,655

配当金

平成17年3月期の当社の配当につきましては、期初発表のとおり、普通株式・優先株式ともに中間配当を実施せず、期末一括配当とさせていただくことといたしました。

普通株式の配当金につきましては、1株当たり1,000円増配の4,000円を予想しております。また、第一種優先株式、第二種優先株式、第三種優先株式、第1回～第12回第四種優先株式、第13回第四種優先株式の配当金につきましては、それぞれ1株につき所定の10,500円、28,500円、13,700円、135,000円、67,500円を予想しております。


SMBC

三井住友銀行



商　　号　株式会社三井住友銀行
事業内容　銀行業務
設立年月日　平成8年6月6日
本店所在地　東京都千代田区有楽町一丁目1番2号
頭　　取　西川 善文
従業員数　22,431名
拠点数
　国　内　1,416カ所
　　（本支店477（内被振込専用支店28）、出張所134、付随業務取扱店15、無人店舗790）
　海　外　37カ所
　　（支店20、出張所3、駐在員事務所14）

（注）国内拠点数は、企業内設置分、コンビニエンスストアATMを除いています。
（平成16年9月末現在）



www.smbc.co.jp

営業の概況（単体）

	平成15年度中間期	平成15年度	平成16年度中間期
（単位：百万円）			
経常収益	1,177,035	2,322,363	1,140,066
業務純益（除く一般貸倒引当金繰入額）	499,308	1,000,132	471,580
経常利益	105,175	185,138	125,198
中間（当期）純利益	139,659	301,113	118,554
（単位：億円）			
純資産額	26,116	28,708	27,567
総資産	927,799	941,090	927,429
預金・譲渡性預金	612,012	636,567	652,507
貸出金	551,535	508,101	507,236
有価証券	218,471	265,925	235,248

三井住友銀行の当中間期の業績は以下のとおりとなりました。

損益の状況

経常収益は、役務取引等収益、その他業務収益及びその他経常収益が増加する一方、資金運用収益及び特定取引収益が減少し、前年同期に比べ370億円減少の1兆1,400億円となりました。

経常費用は、不良債権問題の抜本的解決に向けた貸倒引当費用の増加を主因として、その他経常費用が増加した一方、その他業務費用及び営業経費が減少し、前年同期に比べ570億円減少の1兆148億円となりました。

この結果、経常利益は1,251億円となりました。特別損益等を勘案した中間純利益は前年同期に東京都銀行税に係る還付金及び還付加算金を特別利益に計上していたことから、前年同期に比べ211億円減少の1,185億円となりました。


三井住友銀行
三井住友カード
三井住友フィナンシャルグループ
日本総研
三井住友銀リース

資産・負債の状況

預金・譲渡性預金

預金は半期中1兆9,442億円増加し、中間期末残高は62兆116億円となりました。このうち国内預金は、半期中1兆1,182億円増加し、中間期末残高は54兆9,065億円となりました。また、譲渡性預金は半期中3,502億円減少し、中間期末残高は3兆2,391億円となりました。

貸出金

貸出金は半期中865億円減少し、中間期末残高は50兆7,236億円となりました。このうち個人向け貸出金は半期中1,190億円増加し、中間期末残高は13兆2,498億円となりました。また、中小企業向け貸出金は半期中6,535億円減少し、中間期末残高は21兆6,434億円となりました。

有価証券

有価証券は半期中3兆677億円減少し、中間期末残高は23兆5,248億円となりました。

このうち株式は、売却等により約800億円減少となりました。

また、国債をはじめとした債券残高は、約1兆7,000億円減少となりました。

総資産

総資産は半期中1兆3,661億円減少し、中間期末残高は92兆7,429億円となりました。

資本の状況

資本勘定は、親会社である三井住友フィナンシャルグループに対し、前期の期末配当を2,000億円実施したことや、その他有価証券評価差額金の減少等により、半期中1,141億円減少し、2兆7,567億円となりました。内訳は、資本金5,599億円、資本剰余金1兆2,625億円（内 その他資本剰余金3,576億円）、利益剰余金5,921億円、土地再評価差額金836億円、その他有価証券評価差額金2,584億円となっております。

●預金・譲渡性預金残高 （単位：億円）


15.9
612,012
16.3
636,567
16.9
652,507

●貸出金残高 （単位：億円）


15.9
551,535
16.3
508,101
16.9
507,236

●業務純益（除く一般貸倒引当金繰入額） （単位：億円）


15.9
4,993
16.9
4,716

●経費（除く臨時処理分） （単位：億円）


15.9
2,960
16.9
2,911



三井住友カード



商　　号　三井住友カード株式会社
事業内容　クレジットカード業務
設立年月日　昭和42年12月26日
本社所在地　[東京本社]
東京都港区新橋五丁目2番10号
[大阪本社]
大阪府大阪市中央区今橋四丁目5番15号
代表者　栗山 道義
従業員数　1,701名
(平成16年9月末現在)



www.smbc-card.com

三井住友カードは、国内における「VISA」のパイオニアとして、また日本のクレジットカード業界を牽引する一員として、多くのお客様に支持されてきました。三井住友フィナンシャルグループにおける戦略的事業会社として重要な役割を担っており、高いブランド力と総合的なカード事業の展開力を活かし、お客様のニーズに合ったクレジット機能を中心とする決済・ファイナンスサービスを提供しています。カード業界のリーディングカンパニーとして「最も使いやすくて最も役に立つマイ・メインカード」の提供に取り組んでいます。

業務内容

■クレジットカードに関する業務
カード発行、ショッピングサービス、加盟店向け売上精算

■ファイナンス商品に関する業務
会員向けローン、キャッシュサービス、99サービス、リボルビング払い、分割払い、ローン保証業務等

■販売促進に関する業務
ギフトカード発行、会員・加盟店向け各種サービス

■関連業務
集金代行業務、事務受託業務（カード発行、会員に対する請求処理、加盟店に対する売上処理）

(単位：億円)

	平成14年度	平成15年度	平成16年度中間期
営業収益	1,221	1,263	639
営業利益	160	185	100
経常利益	160	186	100
中間(当期)純利益	140	126	80
	平成14年度末	平成15年度末	平成16年度中間期末
総資産	5,992	6,396	6,623

注　記載金額は億円未満を切り捨てて表示しております。


三井住友銀行
三井住友カード
三井住友フィナンシャルグループ
日本総研
三井住友銀リース



三井住友銀リース



商　　号	三井住友銀リース株式会社
事業内容	リース業務
設立年月日	昭和43年9月2日
本社所在地	[東京本社] 東京都港区西新橋三丁目9番4号 [大阪本社] 大阪府大阪市中央区南船場三丁目10番19号
代表者	代表者　白賀 洋平
従業員数	従業員数　939名 (平成16年9月末現在)


三井住友銀リース
Lease-up Eco Town

www.smbcleasing.co.jp

三井住友銀リースは、リース業界の草分けとして日本のリース産業の発展に貢献してまいりました。多彩なリース商品をご用意しており、海外への工場進出に伴う設備リースからパソコンのレンタルに至るまで、企業の様々な設備投資ニーズにお応えしています。最近では、企業経営を効率化する手段として「リース」の重要性は一層高まりをみせており、三井住友銀リースはリースのリーディングカンパニーとして更に質の高いサービスの提供を目指しています。

業務内容

■コーポレートリース
　企業の国内外における様々な設備投資ニーズに応えるリース
■不動産リース
　オフィスビルから倉庫まで不動産を有効に活用するリース
■販売リース・商品リース
　メーカー・ディーラーの販売促進ツールとしてのリース
■ネットリース
　インターネットを効果的に活用したリース
■セレクトリース
　中小企業向けのスピーディーなリース
■環境貢献型リース
　省エネサービス会社とのタイアップによるリース
■レンタル業務
　パソコンなどの情報機器を中心とするレンタル

(単位：億円)

	平成14年度	平成15年度	平成16年度中間期
営業収益	5,150	5,530	2,878
営業利益	204	232	134
経常利益	74	145	107
中間(当期)純利益	30	63	64
	平成14年度末	平成15年度末	平成16年度中間期末
総資産	16,780	17,365	17,444

注　記載金額は億円未満を切り捨てて表示しております。


三井住友銀行
三井住友カード
三井住友フィナンシャルグループ
日本総研
三井住友銀リース


日本総研
The Japan Research Institute, Limited



商　　号	株式会社日本総合研究所
事業内容	システム開発・情報処理業務、 コンサルティング業務、 シンクタンク業務
設立年月日	平成14年11月1日
本社所在地	[東京本社] 東京都千代田区一番町16番 [大阪本社] 大阪府大阪市西区新町一丁目5番8号
代 表 者	奥山俊一
従業員数	3,159名 (平成16年9月末現在)



www.jri.co.jp

日本総合研究所は、情報システム･コンサルティング･シンクタンクの3つの機能を有機的に結び付けた、付加価値の高いサービスを提供する知識エンジニアリング企業です。金融をはじめとする様々な分野に対応した経営革新・IT関連のコンサルティングや戦略的情報システムの企画・構築、アウトソーシングサービスの提供を行っているほか、国内外の経済調査分析･政策提言等の情報発信、新事業の創出を行うインキュベーション活動など、多岐にわたる活動を展開しています。

業務内容

■システム開発・情報処理業務

情報システムの企画・構築、アウトソーシングサービス

■コンサルティング業務

経営革新・IT関連のコンサルティング

■シンクタンク業務

経済調査分析・政策提言、インキュベーション活動

(単位：億円)

	平成14年度	平成15年度	平成16年度中間期
営業収益	702	1,051	528
営業利益	76	76	9
経常利益	101	75	11
中間(当期)純利益	78	40	4
	平成14年度末	平成15年度末	平成16年度中間期末
総資産	650	739	698

注 1. 記載金額は億円未満を切り捨てて表示しております。
2. 平成14年度は、新設分割前の株式会社日本総合研究所の計数を含めて表示しております。

三井住友フィナンシャルグループとプロミスの戦略的提携

当社および三井住友銀行（以下、SMBC）では、コンシューマーファイナンスビジネスを個人金融分野サービスのコアビジネスのひとつと位置付け、本年6月にはプロミス株式会社と戦略的提携につき合意、9月には業務提携契約を締結し、一段の取組強化を図っております。

SMBCとプロミス、ならびにSMBCとプロミス出資にて設立予定の新合弁会社（以下、JV）の3社で、平成17年4月を目処に8%〜25.55%の金利帯でコンシューマーローンの提供を開始いたします。

SMBC（またはJV）に申し込みを行われたお客さまで、審査結果がご希望に添えなかった場合、お客さまのご意向により、JV（またはプロミス）のコンシューマーローンをご紹介いたします。なお本提携ではSMBC、JVのローン商品はプロミスが保証を行い、プロミスグループにおいて与信審査から債権管理・回収までを全面的に支援し、コントロールいたします。

また、株式会社ジャパンネット銀行のコンシューマーローンの新規受付分についても、平成17年4月を目処にプロミスが保証を開始する予定です。

その他、SMFGグループ企業とプロミスとの提携、スモールビジネスローンの共同研究等について引き続き協議を進め、順次具体策をまとめる予定です。

また本提携に先立ち、本年10月より、SMBCの一部店舗内にプロミスのローン申込機（「超速」）の設置展開を開始いたしました。平成17年3月までに、約100台を設置する予定です。新たに新型ACM＊（自動契約・申込機）も開発し、「超速」からの順次切り替えと併せ、平成17年4月の本取組開始時点で400台、平成18年3月までに580台体制とする計画です。

＊ACM：Automatic Contract Machineの略。


プロミス
ローン申込機

中堅・中小企業のお客さま向けサービスの取組み強化（1）

技術・ビジネスモデル評価型の成長企業向け融資の開発

当社グループでは、中堅・中小企業の健全な発展が日本経済の復活を支えるとの認識から、グループ各社がお客さまの成長支援のためのサービス提供に積極的に取り組んでおります。

三井住友銀行では、お客さまのニーズにお応えするべく、無担保で第三者保証を不要とした融資を取り扱っておりますが、主に年商10億円未満のお客さまを対象とした「ビジネスセレクトローン」は、平成16年度上期取組額が5千億円強となりました。また、年商10億円以上のお客さまにつきましては、「Nファンド」等の上期取組額が1兆円強となっております。

このような取組みに加えて、三井住友銀行では、お客さまの成長支援のためのサービス提供をさらに強化するために、新たに「企業の成長性」を測る評価システムを開発し、技術・ビジネスモデル評価型のご融資「Vファンド」の取扱いを開始いたしました。

これは、成長企業の資金ニーズにお応えするため、従来の業績や担保を重視した審査に替えて、企業の持つ技術力やビジネスモデルによる成長性、事業計画の妥当性、そして経営者の能力、などを数値化して評価するシステムを採り入れたものです。この評価システムは三井住友銀行が外部評価機関と共同で開発したもので、具体的には対象企業の事業計画や技術内容を「事業開始」「販売開始」「事業拡大」という3つのステージにわたる100項目以上の設問で評価するというものです。

こうしたシステムの開発により、「Vファンド」は既に100件以上のお客さまにご利用いただいております。

また、当社グループでは、「Vファンド」のみならず、お客さまの成長支援のため種々のメニューを取り揃えております。

- ベンチャーキャピタル投資（SMBCキャピタル）
- 「BIZ PLAN ～事業計画作成支援サービス～」（SMBCコンサルティング）
- 「知財診断 ～知的財産（特許・技術）事業化支援プログラム～」（SMBCコンサルティング）
- 新株予約権付貸金
- 「IPO診断」（SMBCコンサルティング）
- SMBCファインダーサービス
- SMBCビジネス交流会（SMBCコンサルティング）

以上のとおり、企業の各成長段階にあわせた資金の提供、上場準備のための支援、事業の新たな展開のためのソリューションの提案等を通じて、中堅・中小企業のお客さまの健全な発展に役立つサービスの充実に努めてまいります。

会社設立（事業化）後のステージと提供商品

お客さまのステージにあった商品をご用意し、
会社設立時からニーズに合ったサポートを行います。



スタートアップ期
急成長期
安定成長期
会社設立 → 軌道に
急成長 → 株式公開
成長企業向け融資（Vファンド）
ビジネスセレクトローン
会社設立支援
預金・為替取引
取引拡大
成長加速への
人材支援
・IPO診断
・事業計画書作成支援サービス（「BIZ PLAN」）
・新株予約権付貸金
・知的財産（特許・技術）事業化支援プログラム（「知財診断」）
・SMBCファインダーサービス
・SMBCビジネス交流会
ベンチャーキャピタル投資

中堅・中小企業のお客さま向けサービスの取組み強化（2）

地方自治体が推進するCLOの積極的サポート

三井住友銀行では、中小企業のお客さまへの貸出業務を法人部門の最注力分野として取り組んでおりますが、その一環として、全国の地方自治体が推進するCLOを積極的にサポートしております。

地方自治体が推進するCLOは、証券化の仕組みを利用して中小企業金融の円滑化を図るものです。具体的には各地域のお客さまへご融資を行い、その貸付債権をまとめて債権プールを組成いたします。そして、その債権プールを裏付けとした証券を発行して投資家の資金を募るというものです。

中小企業向けCLO融資は、東京都で初めて実施されましたが、その後、他の地方自治体にも導入され、仕組みも多様化しております。今年度は、中部地域におけるCLOや横浜市、大阪市、神戸市の政令指定都市3市が連携したCLO等を、地域金融機関と協力して組成いたしました。これにより、地方自治体および中小企業のお客さまに新たな資金調達手法の提供を行っております。

三位一体改革、地方分権の推進等、今後、地方自治体を取り巻く環境が大きく変貌を遂げるなか、当行は永年培ってまいりました証券化ビジネスにおける経験とノウハウを活かし、地方自治体および地域金融機関との連携をより一層深めながら、地域産業振興や中小企業のお客さまの事業発展に役立つサービス提供に努めてまいります。

【CLOの仕組み例】


中小企業
中小企業
貸付債権
金融機関
債権譲渡
譲渡代金
SPV
CLO
投資資金
投資家

CLO：Collateralized Loan Obligationの略です。
SPV：Special Purpose Vehicleの略で、証券化スキームに必要となる信託、特別目的会社等の総称です。

SMBCコンサルティングプラザの拡大

三井住友銀行は、個人のお客さまへのサービス強化策の一環として本年3月に新宿・渋谷駅前・池袋東口・梅田・難波・三宮の東西6ヶ店でスタートした「SMBCコンサルティングプラザ」を、平成16年10月末までに、郊外のターミナルや居住地区を中心とした44ヶ店に拡大展開いたしました。

とくに、近年再開発により発展著しい品川や、郊外のターミナルである二子玉川など、お客さまの利用ニーズの高いエリアには、「SMBCコンサルティングプラザ」の新規出店も行っております。

「SMBCコンサルティングプラザ」は、通常の営業時間帯ではご利用いただけないお客さま、とくにサラリーマンやOLの方々の生活動線や生活パターンにあった立地選定および営業時間の設定を行うことで、より多くの個人のお客さまに当行のコンサルティングを利用していただく機会を提供いたします。ひとりひとりのライフプランにあった資産運用やローンのご相談を、どの支店に口座をお持ちであるかに関係なく、相談専用ブースにて専門スタッフがご対応いたします。

これからもお客さまの視点に立った真のサービス業を目指し、より多くのお客さまのニーズにお応えできるよう、一層の努力をしてまいります。

設置場所	東日本	新宿	渋谷駅前	池袋東口	品川	大森
		吉祥寺	自由が丘	新小岩	千住	立川
		多摩センター	西葛西	二子玉川	府中	町田
		青葉台	上大岡	新百合ヶ丘		横浜駅前
		柏	千葉	船橋北口	大宮	所沢
	西日本	梅田	難波	三宮	茨木	門真
		くずは	金剛	堺	千里中央	高槻
		豊中	八尾	明石	芦屋駅前	川西
		三田	宝塚	姫路	京都	学園前
営業時間	平日：9：00～15：00（青文字は21：00まで） 休日：10：00～17：00					



SMBC品川コンサルティングプラザ

投資信託の半期実績

三井住友銀行の平成16年9月末の投信残高は2兆623億円となり、平成16年3月末比1,423億円の増加となりました。

投資信託は、コンサルティング営業の一環として、お客さまに提供している商品です。ひとりひとりのお客さまの多様な資産運用ニーズにお応えするために、銀行トップクラスの65本のファンドを揃えております。

コンサルティング営業では、お客さまの知識、投資経験、運用ニーズおよびご資産の状況等を十分に把握した上で、ひとりひとりのお客さまに相応しいと考えられる商品をお勧めさせていただいております。三井住友銀行のコンサルティングの基本方針をお客さまにもご理解いただいたことにより、結果としてこのような成果を挙げることができたと考えております。

Web通帳の推進を通じた環境保護への取組み

三井住友銀行は紙の通帳にはない便利な機能(カレンダー機能・カスタマイズ機能等)を搭載した「Web通帳」の推進を通じてお客さまの利便性の向上を図り、「紙の削減」という環境保護にお客さまと共に取り組んでおります。

当行では年間※800万冊(160t)の普通預金通帳が作成されております。これはA4サイズの紙に換算すると約4,000万枚分に相当します。より多くのお客さまにWeb通帳をご利用していただくことで一層の「紙の削減」を推進してまいります。

これは当行が取得している環境マネジメントシステムの国際規格「ISO14001」の取組みの一環として実施するものです。

※平成15年3月～平成16年2月迄の期間

環境にいいこと、Web通帳で。
Web通帳は、ペーパーレス。だから環境にやさしい。
WWFへ寄付を行います。
www.smbc.co.jp
0120-56-3143

Web通帳、始めませんか。
ATM時間外手数料が無料!
三井住友銀行

中間連結貸借対照表(平成16年9月30日現在)

(単位:百万円)

科目	金額
(資産の部)	
現金預け金	5,846,400
コールローン及び買入手形	406,571
買現先勘定	125,306
債券貸借取引支払保証金	1,621,384
買入金銭債権	521,454
特定取引資産	3,274,740
金銭の信託	3,783
有価証券	24,073,122
貸出金	55,422,034
外国為替	964,066
その他資産	2,919,297
動産不動産	946,685
リース資産	991,190
繰延税金資産	1,743,246
再評価に係る繰延税金資産	75
連結調整勘定	17,544
支払承諾見返	3,399,727
貸倒引当金	△1,222,391
資産の部合計	**101,054,242**

(単位:百万円)

科目	金額
(負債の部)	
預金	67,619,961
譲渡性預金	3,038,333
コールマネー及び売渡手形	4,823,293
売現先勘定	720,461
債券貸借取引受入担保金	4,602,167
コマーシャル・ペーパー	352,000
特定取引負債	1,780,073
借用金	2,213,432
外国為替	533,545
社債	4,480,668
信託勘定借	42,202
その他負債	3,250,878
賞与引当金	21,548
退職給付引当金	31,282
日本国際博覧会出展引当金	172
特別法上の引当金	1,093
繰延税金負債	46,821
再評価に係る繰延税金負債	58,100
支払承諾	3,399,727
負債の部合計	**97,015,765**
(少数株主持分)	
少数株主持分	**1,017,565**
(資本の部)	
資本金	1,247,650
資本剰余金	866,870
利益剰余金	612,438
土地再評価差額金	99,514
その他有価証券評価差額金	270,252
為替換算調整勘定	△73,509
自己株式	△2,303
資本の部合計	**3,020,911**
負債、少数株主持分及び資本の部合計	**101,054,242**

中間連結損益計算書（平成16年4月 1日から 平成16年9月30日まで）

(単位：百万円)

科目	金額
経常収益	1,778,173
資金運用収益	752,495
（うち貸出金利息）	(567,082)
（うち有価証券利息配当金）	(121,740)
信託報酬	729
役務取引等収益	281,955
特定取引収益	30,927
その他業務収益	551,794
その他経常収益	160,271
経常費用	1,664,072
資金調達費用	156,704
（うち預金利息）	(52,872)
役務取引等費用	46,575
特定取引費用	605
その他業務費用	394,061
営業経費	423,612
その他経常費用	642,513
経常利益	114,100
特別利益	2,671
特別損失	20,056
税金等調整前中間純利益	96,715
法人税、住民税及び事業税	17,079
還付法人税等	8,104
法人税等調整額	5,277
少数株主利益	29,090
中間純利益	53,372

中間連結剰余金計算書（平成16年4月 1日から 平成16年9月30日まで）

(単位：百万円)

科目	金額
（資本剰余金の部）	
資本剰余金期首残高	865,282
資本剰余金増加高	1,588
自己株式処分差益	1,588
資本剰余金中間期末残高	866,870
（利益剰余金の部）	
利益剰余金期首残高	611,189
利益剰余金増加高	55,122
中間純利益	53,372
連結子会社の減少に伴う増加高	3
持分法適用会社の減少に伴う増加高	1,747
利益剰余金減少高	53,873
配当金	46,421
連結子会社の減少に伴う減少高	0
持分法適用会社の減少に伴う減少高	4,466
土地再評価差額金の取崩に伴う減少高	2,985
利益剰余金中間期末残高	612,438

(注) 記載金額は百万円未満を切り捨てて表示しております。

中間連結貸借対照表注記

1. 記載金額は百万円未満を切り捨てて表示しております。
2. 金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的（以下、「特定取引目的」という。）の取引については、取引の約定時点を基準とし、中間連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上しております。
   特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については中間連結決算日等の時価により、スワップ・先物・オプション取引等の派生商品については中間連結決算日等において決済したものとみなした額により行っております。
3. 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法（定額法）、持分法非適用の非連結子会社株式及び持分法非適用の関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については中間連結決算日前1カ月の市場価格の平均等、それ以外については中間連結決算日の市場価格等に基づく時価法（売却原価は主として移動平均法により算定）、時価のないものについては移動平均法による原価法又は償却原価法により行っております。なお、その他有価証券の評価差額については、時価ヘッジの適用により損益に反映させた額を除き、全部資本直入法により処理しております。
4. 金銭の信託において信託財産を構成している有価証券の評価は、上記2. 及び3. と同じ方法により行っております。
5. デリバティブ取引（特定取引目的の取引を除く。）の評価は、時価法により行っております。
   なお、一部の在外連結子会社においては、現地の会計基準に従って処理しております。
6. 当社及び連結子会社である三井住友銀行の動産不動産の減価償却は、定額法（ただし、動産については定率法）を採用し、年間減価償却費見積額を期間により按分し計上しております。なお、主な耐用年数は次のとおりであります。
   建　物　7年～50年
   動　産　2年～20年
   その他の連結子会社の動産不動産については、資産の見積耐用年数に基づき、主として定額法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。
7. 自社利用のソフトウェアについては、当社及び国内連結子会社における利用可能期間(主として5年)に基づく定額法により償却しております。
8. 連結子会社である三井住友銀行の外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として中間連結決算日の為替相場による円換算額を付しております。
   また、その他の連結子会社の外貨建資産・負債については、それぞれの中間決算日等の為替相場により換算しております。
9. 主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。
   破産、特別清算等、法的に経営破綻の事実が発生している債務者（以下、「破綻先」という。）に係る債権及びそれと同等の状況にある債務者（以下、「実質破綻先」という。）に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者（以下、「破綻懸念先」という。）に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。
   なお、連結子会社である三井住友銀行においては、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もることができる破綻懸念先に係る債権及び債権の全部又は一部が下記21.の3カ月以上延滞債権又は下記22.の貸出条件緩和債権に分類された今後の管理に注意を要する債務者に対する債権のうち、与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法（ＤＣＦ法）を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。
   上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。なお、特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。
   すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部署が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。
   その他の連結会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。
   なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は 1,774,043百万円であります。
10. 賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当中間連結会計期間に帰属する額を計上しております。
11. 退職給付引当金は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、当中間連結会計期間末において発生していると認められる額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。

過去勤務債務	その発生時の従業員の平均残存勤務期間内の一定の年数（主として10年）による定額法により損益処理
数理計算上の差異	各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数（主として10年）による定額法により按分した額をそれぞれ発生の翌連結会計年度から損益処理

   なお、会計基準変更時差異については、主として5年による按分額を費用処理することとし、当中間連結会計期間においては同按分額に12分の6を乗じた額を計上しております。
12. 当社及び国内連結子会社のリース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。
13. 連結子会社である三井住友銀行は、金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジ又は時価ヘッジを適用しております。
   小口多数の金銭債権債務に対する包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。）に規定する繰延ヘッジを適用しております。
   相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。
   個別ヘッジについても、原則として繰延ヘッジを適用しておりますが、その他有価証券のうちＡＬＭ目的で保有する債券の相場変動を相殺するヘッジ取引については、時価ヘッジを適用しております。
   また、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第15号）を適用して実施しておりました多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、業種別監査委員会報告第24号の適用に伴いヘッジ会計を中止又は時価ヘッジに

移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、平成15年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当中間連結会計期間末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は254,000百万円、繰延ヘッジ利益の総額は221,851百万円であります。

14. 連結子会社である三井住友銀行は、異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引について、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第25号。以下、「業種別監査委員会報告第25号」という。)に基づく繰延ヘッジを適用しております。

これは、異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替変動リスクを減殺する目的で行う通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認することによりヘッジの有効性を評価するものであります。

また、外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券(債券以外)の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。

15. デリバティブ取引のうち連結会社間及び特定取引勘定とそれ以外の勘定との間(又は内部部門間)の内部取引については、ヘッジ手段として指定している金利スワップ取引及び通貨スワップ取引等に対して、業種別監査委員会報告第24号及び同第25号に基づき、恣意性を排除し厳格なヘッジ運営が可能と認められる対外カバー取引の基準に準拠した運営を行っているため、当該金利スワップ取引及び通貨スワップ取引等から生じる収益及び費用は消去せずに損益認識又は繰延処理を行っております。

なお、三井住友銀行以外の一部の連結子会社において、繰延ヘッジ会計又は「金利スワップの特例処理」を適用しております。また、国内リース連結子会社において、部分的に「リース業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第19号)に定められた処理を行っています。

16. 当社及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。

17. 2005年に愛知県において開催される「2005年日本国際博覧会」(愛知万博)への出展費用に関し、日本国際博覧会出展引当金を計上しております。なお、この引当金は商法施行規則第43条に規定する引当金であり、租税特別措置法第57条の2の準備金を含んでおります。

18. 特別法上の引当金は、次のとおり計上しております。

金融先物取引責任準備金　18百万円　　金融先物取引法第82条の規定に基づく準備金であります。

証券取引責任準備金　1,075百万円　　証券取引法第51条の規定に基づく準備金であります。

19. 動産不動産の減価償却累計額　588,735百万円

リース資産の減価償却累計額 1,550,472百万円

20. 貸出金のうち、破綻先債権額は86,972百万円、延滞債権額は1,844,061百万円であります。但し、左記債権額のうち、オフ・バランス化につながる措置である株式会社整理回収機構への信託実施分は、3,792百万円であります。

なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立又は弁済の見込みがないものとして未収利息を計上しなかった貸出金(貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。)のうち、法人税法施行令(昭和40年政令第97号)第96条第1項第3号のイからホまでに掲げる事由又は同項第4号に規定する事由が生じている貸出金であります。

また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。

21. 貸出金のうち、3カ月以上延滞債権額は52,918百万円であります。

なお、3カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から3月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。

22. 貸出金のうち、貸出条件緩和債権額は884,745百万円であります。

なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。

23. 破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は2,868,696百万円であります。但し、左記債権額のうち、オフ・バランス化につながる措置である株式会社整理回収機構への信託実施分は、3,837百万円であります。

なお、20. から23. に掲げた債権額は、貸倒引当金控除前の金額であります。

24. 手形割引は、業種別監査委員会報告第24号に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は(再)担保という方法で自由に処分できる権利を有しておりますが、その額面金額は1,031,613百万円であります。

25. 担保に供している資産は次のとおりであります。

担保に供している資産	
現金預け金	90,583百万円
特定取引資産	651,906百万円
有価証券	7,457,751百万円
貸出金	1,465,657百万円
その他資産(延払資産等)	1,030百万円
担保資産に対応する債務	
預金	10,528百万円
コールマネー及び売渡手形	3,655,999百万円
売現先勘定	715,530百万円
債券貸借取引受入担保金	4,460,991百万円
特定取引負債	125,597百万円
借用金	3,893百万円
その他負債	14,617百万円
支払承諾	149,029百万円

上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金50,227百万円、特定取引資産1,663百万円、有価証券6,962,079百万円及び貸出金581,956百万円を差し入れております。

また、動産不動産のうち保証金権利金は110,928百万円、その他資産のうち先物取引差入証拠金は9,216百万円であります。

26. 繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ損失として「その他資産」に含めて計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は573,789百万円、繰延ヘッジ利益の総額は457,780百万円であります。

27. 連結子会社である三井住友銀行は、土地の再評価に関する法律(平成10年3月31日公布法律第34号)及び土地の再評価に関する法律の一部を改正する法律(平成13年3月31日公布法律第19号)に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。

また、その他の一部の連結子会社は、同法律に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金資産」又は「再評価に係る繰延税金負債」としてそれぞれ資産の部又は負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。

再評価を行った年月日

連結子会社である三井住友銀行　平成10年3月31日及び平成14年3月31日

その他の一部の連結子会社　　平成11年3月31日、平成14年3月31日

同法律第3条第3項に定める再評価の方法

連結子会社である三井住友銀行　土地の再評価に関する法律施行令（平成10年3月31日公布政令第119号）第2条第3号に定める固定資産税評価額、同条第4号に定める路線価及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。

その他の一部の連結子会社　　土地の再評価に関する法律施行令（平成10年3月31日公布政令第119号）第2条第3号に定める固定資産税評価額及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。

28. 借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金771,570百万円が含まれております。

29. 社債には、劣後特約付社債1,861,560百万円が含まれております。

30. 1株当たり純資産額　230,491円11銭

31. 有価証券の時価及び評価差額等に関する事項は次のとおりであります。これらには、「有価証券」のほか、「特定取引資産」中の商品有価証券、コマーシャル・ペーパー及び短期社債、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中のコマーシャル・ペーパー及び貸付債権信託受益権等が含まれております。以下34. まで同様であります。

売買目的有価証券

中間連結貸借対照表計上額　　1,209,190百万円

当中間連結会計期間の損益に含まれた評価差額　　△2,548

満期保有目的の債券で時価のあるもの

	中間連結貸借対照表計上額	時価	差額	うち益	うち損
国債	508,400百万円	502,551百万円	△5,848百万円	1,684百万円	7,533百万円
その他	36,235	36,794	558	681	122
合計	544,636	539,346	△5,289	2,365	7,655

その他有価証券で時価のあるもの

	取得原価	中間連結貸借対照表計上額	評価差額	うち益	うち損
株式	2,035,061百万円	2,616,748百万円	581,686百万円	637,425百万円	55,738百万円
債券	13,744,918	13,686,800	△58,118	18,409	76,527
国債	12,421,472	12,371,625	△49,846	13,933	63,780
地方債	504,080	497,812	△6,267	1,094	7,361
社債	819,366	817,362	△2,003	3,381	5,385
その他	4,079,116	4,039,623	△39,492	8,902	48,395
合計	19,859,096	20,343,172	484,076	664,737	180,661

なお、上記の評価差額のうち、時価ヘッジの適用により損益に反映させた額は22,199百万円（収益）であります。

また、時価ヘッジの適用の結果、資本直入処理の対象となる額は461,876百万円であり、同対象額から繰延税金負債187,907百万円を差し引いた額273,969百万円のうち少数株主持分相当額4,981百万円を控除した額に、持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額1,185百万円を加算した額270,172百万円が、「その他有価証券評価差額金」に含まれております。

その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって中間連結貸借対照表価額とし、評価差額を当中間連結会計期間の損失として処理（以下、「減損処理」という。）しております。当中間連結会計期間におけるこの減損処理額は39百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等、法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

32. 当中間連結会計期間中に売却したその他有価証券は次のとおりであります。

売却額	売却益	売却損
16,678,701百万円	117,923百万円	27,549百万円

33. 時価のない有価証券のうち、主なものの内容と中間連結貸借対照表計上額は、次のとおりであります。

内　容	中間連結貸借対照表計上額
満期保有目的の債券	
非上場外国証券	3,492百万円
その他	11,290
その他有価証券	
非上場株式(店頭売買株式を除く。)	580,961
非上場債券	1,768,325
非上場外国証券	394,347
その他	150,646

34. その他有価証券のうち、満期があるもの及び満期保有目的の債券の期間ごとの償還予定額は次のとおりであります。

	1年以内	1年超5年以内	5年超10年以内	10年超
債券	2,927,449百万円	7,891,459百万円	2,987,501百万円	2,157,117百万円
国債	2,701,723	5,793,773	2,234,942	2,149,585
地方債	13,233	252,642	231,433	503
社債	212,492	1,845,044	521,125	7,028
その他	378,578	2,956,785	417,839	511,709
合計	3,306,028	10,848,244	3,405,341	2,668,827

35. 金銭の信託の保有目的別の内訳は次のとおりであります。

その他の金銭の信託

取得原価	3,628百万円
中間連結貸借対照表計上額	3,783
評価差額	154
うち益	271
うち損	116

なお、上記の評価差額から繰延税金負債62百万円を差し引いた額92百万円が、「その他有価証券評価差額金」に含まれております。

36. 無担保の消費貸借契約（債券貸借取引）により貸し付けている有価証券が、「有価証券」中の国債に16,294百万円含まれております。

無担保の消費貸借契約（債券貸借取引）により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は（再）担保という方法で自由に処分できる権利を有する有価証券で、(再)担保に差し入れている有価証券は1,579,675百万円、当中間連結会計期間末に当該処分をせずに所有しているものは167,303百万円であります。

37. 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、34,368,593百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが30,841,376百万円あります。

なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。

38. 当社は、平成16年9月30日開催の取締役会における決議に基づき、平成16年11月2日に次のとおり自己株式の取得を実施しております。

(1)取得した株式の種類	当社普通株式
(2)取得した株式の総数	400,805株
(3)取得価格（総額）	668,000円（総額267,737,740,000円）
(4)取得方法	東京証券取引所のToSTNeT-2（終値取引）による買付け

なお、株式会社整理回収機構が当社普通株式401,705.31株（同機構が保有していた当社発行の第一種優先株式のうち32,000株（転換総額96,000百万円）及び第三種優先株式のうち105,000株（転換総額105,000百万円）を平成16年9月30日に転換したもの）を、平成16年11月2日に268,339,153,590円にて売却したことが、預金保険機構から公表されております。

中間連結損益計算書注記

1. 記載金額は百万円未満を切り捨てて表示しております。
2. 1株当たり中間純利益　9,119円40銭
3. 潜在株式調整後1株当たり中間純利益　5,245円69銭
4. 特定取引目的の取引については、取引の約定時点を基準とし、当該取引からの損益を中間連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。

   特定取引収益及び特定取引費用の損益計上は、当中間連結会計期間中の受払利息等に、有価証券、金銭債権等については前連結会計年度末と当中間連結会計期間末における評価損益の増減額を、派生商品については前連結会計年度末と当中間連結会計期間末におけるみなし決済からの損益相当額の増減額を加えております。
5. リース取引等に関する収益及び費用の計上基準は、次のとおりであります。

   (1) リース取引のリース料収入の計上方法

   主に、リース期間に基づくリース契約上の収受すべき月当たりのリース料を基準として、その経過期間に対応するリース料を計上しております。

   (2) 割賦販売取引の売上高及び売上原価の計上方法

   主に、割賦契約による支払期日を基準として当該経過期間に対応する割賦売上高及び割賦原価を計上しております。
6. 「その他経常収益」には、株式等売却益65,914百万円及び退職給付信託に係る信託設定益75,275百万円を含んでおります。
7. 「その他経常費用」には、貸倒引当金繰入額165,267百万円、貸出金償却391,236百万円及び延滞債権等を売却したことによる損失56,321百万円を含んでおります。
8. 「特別利益」は、動産不動産処分益2,185百万円及び償却債権取立益485百万円であります。
9. 「特別損失」には、退職給付会計導入に伴う会計基準変更時差異の費用処理額8,938百万円及び店舗の統廃合等に伴う動産不動産処分損10,901百万円を含んでおります。
10. 「地方税法等の一部を改正する法律」（平成15年法律第9号）が平成15年3月31日に公布され、平成16年4月1日以後開始する連結会計年度より法人事業税に係る課税標準の一部が「付加価値額」及び「資本等の金額」に変更されることになりました。これに伴い、当社及び一部の国内連結子会社は、「法人事業税における外形標準課税部分の損益計算書上の表示についての実務上の取扱い」（企業会計基準委員会実務対応報告第12号）に基づき、「付加価値額」及び「資本等の金額」に基づき算定された法人事業税について、当中間連結会計期間から中間連結損益計算書中の「営業経費」に含めて表示しております。

中間貸借対照表（平成16年9月30日現在）

（単位：百万円）

科目	金額
（資産の部）	
流動資産	
現金及び預金	27,259
1年以内回収予定関係会社長期貸付金	40,000
その他	40,931
流動資産合計	108,191
固定資産	
有形固定資産	3
無形固定資産	48
投資その他の資産	3,449,803
関係会社株式	3,446,462
その他	3,340
固定資産合計	3,449,854
繰延資産	754
資産合計	3,558,800
（負債の部）	
流動負債	
短期借入金	230,000
賞与引当金	54
その他	706
流動負債合計	230,761
負債合計	230,761
（資本の部）	
資本金	1,247,650
資本剰余金	
資本準備金	1,247,762
その他資本剰余金	499,524
資本剰余金合計	1,747,286
利益剰余金	
任意積立金	30,420
中間未処分利益	304,073
利益剰余金合計	334,493
自己株式	△1,390
資本合計	3,328,039
負債資本合計	3,558,800

中間損益計算書（平成16年4月1日から 平成16年9月30日まで）

（単位：百万円）

科目	金額	
営業収益		
関係会社受取配当金	201,285	
関係会社受入手数料	3,558	
関係会社貸付金利息	420	205,265
営業費用		
販売費及び一般管理費		1,312
営業利益		203,953
営業外収益		113
営業外費用		947
経常利益		203,119
税引前中間純利益		203,119
法人税、住民税及び事業税	1	
還付法人税等	329	
法人税等調整額	1,252	924
中間純利益		202,194
前期繰越利益		101,878
中間未処分利益		304,073

<中間財務諸表作成の基本となる重要な事項>

1. 有価証券の評価基準及び評価方法
子会社株式及び関連会社株式 ‥‥ 移動平均法による原価法により行っております。
その他有価証券 ‥‥‥‥‥‥‥‥‥‥‥‥‥ 時価のないものについては、移動平均法による原価法により行っております。

2. 固定資産の減価償却の方法
(1)有形固定資産
定率法（ただし、建物については定額法）を採用しております。
(2)無形固定資産
自社利用のソフトウェアについては、社内における利用可能期間（5年）に基づく定額法により償却しております。

3. 引当金の計上基準
賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当中間会計期間に帰属する額を計上しております。

4. リース取引の処理方法
リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。

5. 消費税等の会計処理
消費税及び地方消費税の会計処理は、税抜方式によっております。

<追加情報>

「地方税法等の一部を改正する法律」（平成15年法律第9号）が平成15年3月31日に公布され、平成16年4月1日以後開始する事業年度より法人事業税に係る課税標準の一部が「付加価値額」及び「資本等の金額」に変更されることになりました。これに伴い、「法人事業税における外形標準課税部分の損益計算書上の表示についての実務上の取扱い」（企業会計基準委員会実務対応報告第12号）に基づき、「付加価値額」及び「資本等の金額」に基づき算定された法人事業税について、当中間会計期間から中間損益計算書中の「販売費及び一般管理費」に含めて表示しております。

<注記事項>

（中間貸借対照表関係）

1. 記載金額は百万円未満を切り捨てて表示しております。

2. 有形固定資産の減価償却累計額　　0百万円

3. 劣後特約付貸付金
1年以内回収予定関係会社長期貸付金は、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付貸付金であります。

4. 偶発債務
株式会社三井住友銀行デュッセルドルフ支店の対顧預金払い戻しに関し、ドイツ銀行協会預金保険基金に対して55,234百万円の保証を行っております。

（中間損益計算書関係）

1. 記載金額は百万円未満を切り捨てて表示しております。

2. 営業外費用のうち主要なもの

支払利息	438百万円
創立費償却	150百万円

3. 減価償却実施額

有形固定資産	0百万円
無形固定資産	6百万円

（有価証券関係）

子会社株式及び関連会社株式で時価のあるものはありません。

（重要な後発事象）

当社は、平成16年9月30日開催の取締役会における決議に基づき、平成16年11月2日に次のとおり自己株式の取得を実施しております。

(1) 取得した株式の種類	当社普通株式
(2) 取得した株式の総数	400,805株
(3) 取得価格（総額）	668,000円（総額267,737,740,000円）
(4) 取得方法	東京証券取引所のToSTNeT-2（終値取引）による買付け

なお、株式会社整理回収機構が当社普通株式401,705.31株（同機構が保有していた当社発行の第一種優先株式のうち32,000株（転換総額96,000百万円）及び第三種優先株式のうち105,000株（転換総額105,000百万円）を平成16年9月30日に転換したもの）を、平成16年11月2日に268,339,153,590円にて売却したことが、預金保険機構から公表されております。

個人年金に新商品　～「円建て定額年金レシェンテ」取扱開始～

三井住友銀行では、コンサルティングサービスを通じ、お客さま「ひとりひとり」に最適な金融商品・サービスを提供しております。その中でも、「ゆとりある老後生活」に備える手段として、個人年金の提案は、多くのお客さまに大変ご好評をいただいております。

今般、将来受け取る年金を確実に準備したいというお客さまのニーズにお応えして、10月25日より新商品「円建て定額年金レシェンテ」の取り扱いを開始いたしました。

「レシェンテ」は、「日本円」で確定した積立利率により運用を行うので、ご契約時に年金原資が確定する商品内容になっております。

この新商品の取扱開始により、三井住友銀行で取り扱う個人年金の商品ラインアップは、「投資型年金」7商品、「円建て定額年金」1商品、「外貨建て定額年金」1商品と、計9商品となりました。

今後も商品ラインアップの充実、提案力の向上に努め、お客さまの幅広い金融ニーズに応えてまいります。


個人年金
Reciente
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三井住友銀行


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新規お預け入れキャンペーン実施

三井住友銀行では、平成16年10月18日より、「新規お預け入れキャンペーン」を実施しております。低金利のいま、「もっと有利な運用を」とお考えのお客さまにお応えするべく、新規お預け入れの方に限り、定期預金の金利を特別に優遇する内容になっております。

金額は2,000万円からで、ステップ1〈特別優遇定期〉は、金利が年1%（税引後0.8%、1ヵ月もの）となっており、また、ステップ2の〈特別資産づくりセット〉は、投信、外貨と組み合わせることで、定期預金の金利が年2.5%（税引後2.0%、3ヵ月）とさらにお得な内容になっております。

この機会に是非一度ご利用ください。

お申し込み受付は平成17年3月31日まで。店頭のみのお取り扱いになっております。商品の詳しい内容は、店頭の説明書をご覧ください。


お預け換えなら、今がチャンス!!
新規お預け入れ
キャンペーン
特別優遇
定期預金
1ヵ月もの
年1%!
年2.5%
3ヵ月もの
三井住友銀行

株式のご案内

決算期	3月31日
定時株主総会	6月下旬
配当金受領株主確定日	3月31日及び中間配当金の支払いを行うときは9月30日
基準日	定時株主総会　3月31日 その他必要があるときは、あらかじめ公告して定めます。
公告掲載新聞	日本経済新聞

株式事務取扱場所・取次所

名義書換代理人	大阪市中央区北浜四丁目5番33号	住友信託銀行株式会社
同事務取扱場所	東京都千代田区丸の内一丁目4番4号	住友信託銀行株式会社証券代行部
[郵便物の送付先 電話お問合せ先]	〒183-8701東京都府中市日鋼町1番10 (住所変更等用紙のご請求) ℡0120-175-417	住友信託銀行株式会社証券代行部 (その他のご照会) ℡0120-176-417
同取次所	住友信託銀行株式会社　本店及び全国各支店	

三井住友フィナンシャルグループ「SMFGホームページ」のご案内

「SMFGホームページ」では、グループ各社の事業活動、ニュースリリースや財務情報、IR情報など、様々な情報をタイムリーに掲載しております。

www.smfg.co.jp







SMFG 三井住友フィナンシャルグループ
SUMITOMO MITSUI FINANCIAL GROUP


PRINTED WITH
SOY INK

地球環境を考え、
再生紙と大豆油インキを
使用しています。

【表紙】

【提出書類】	臨時報告書
【提出先】	関東財務局長
【提出日】	平成18年3月30日
【会社名】	株式会社三井住友フィナンシャルグループ
【英訳名】	Sumitomo Mitsui Financial Group, Inc.
【代表者の役職氏名】	取締役社長　　北　山　禎　介
【本店の所在の場所】	東京都千代田区有楽町一丁目１番２号
【電話番号】	東京(03)5512-3411(大代表)
【事務連絡者氏名】	財務部副部長　　正　脇　久　昌
【最寄りの連絡場所】	同上
【電話番号】	同上
【事務連絡者氏名】	同上
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号） 株式会社大阪証券取引所 （大阪市中央区北浜一丁目８番16号） 株式会社名古屋証券取引所 （名古屋市中区栄三丁目３番17号）


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1 【提出理由】

当社は、平成18年3月30日開催の取締役会において、当局の認可を前提として、ＳＭＢＣフレンド証券株式会社（以下、「フレンド証券」）を株式交換により当社の完全子会社とすることを決議するとともに、同日付で当該株式交換にかかる基本合意書を締結いたしましたので、証券取引法第24条の5第4項及び企業内容等の開示に関する内閣府令第19条第2項第6号の2の規定に基づいて、本臨時報告書を提出するものであります。

2 【報告内容】

(1) 当該株式交換の相手会社の名称、住所、代表者の氏名、資本金及び事業の内容

①	名称	ＳＭＢＣフレンド証券株式会社
②	住所	東京都中央区日本橋兜町7番12号
③	代表者の氏名	代表取締役社長　玉置　勝彦
④	資本金	27,270百万円（平成17年9月30日現在）
⑤	事業の内容	証券業

(2) 当該株式交換の目的

このところの日本の金融市場の正常化に伴い、個人の家計金融資産動向は「貯蓄」から「投資」へのトレンドを一段と明確化させており、今後も個人における資産運用ニーズはますます多様化していくと見込まれております。また個人投資家の金融知識の一段の向上とアセットアロケーションを通じたポートフォリオマネジメントへの関心の高まりにより、ＳＭＡ（Separately Managed Account：投資一任型運用サービス）等の新たな資産運用ビジネスが広まっていくものと考えております。

これらを背景に、本株式交換は、当社がフレンド証券を完全子会社化することにより、グループ連携を一段と強化し、銀行と証券との間のシナジー極大化を追求する、従来型のビジネスモデルとは一線を画した真の「銀・証融合ビジネスモデル」の構築を推進するためのものであります。

(3) 当該株式交換の方法及び株式交換契約の内容

① 株式交換の方法

当社がフレンド証券の完全親会社となり、フレンド証券は当社の完全子会社となるため、平成18年9月１日（予定）をもって、株式交換を実施いたします。この株式交換により、フレンド証券の株主が保有するフレンド証券の株式は当社に移転し、フレンド証券の株主は、当社が株式交換に際して発行する当社普通株式の割当を受けることにより、当社の株主となります。

② 株式交換契約の内容

当該株式交換に必要な事項は今後当社及びフレンド証券が協議の上決定し、株式交換契約書を締結次第、臨時報告書の訂正報告書を提出いたします。

以　上



平成18年3月期 第３四半期財務・業績の概況（連結）

平成18年2月9日

上場会社名　株式会社 三井住友フィナンシャルグループ　（コード番号：8316　東証･大証･名証）
（URL　http://www.smfg.co.jp）
代表者　取締役社長　北山禎介
問合せ先責任者　財務部副部長　正脇久昌　TEL (03) 5512-3411
取締役会開催日　平成18年2月9日



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1．四半期財務情報の作成等に係る事項

①会計処理の方法における簡便な方法の採用の有無　：無
②最近連結会計年度からの会計処理の方法の変更の有無　：無
③連結及び持分法の適用範囲の異動の有無　：有
連結（新規）12社（除外）19社　持分法（新規）13社（除外）2社

2．平成18年3月期第３四半期財務・業績の概況（平成17年4月1日～平成17年12月31日）

（注）記載金額は百万円未満を切り捨てて表示しております。
なお、以下に記載する数値は監査法人による監査を受けておりません。

(1) 経営成績（連結）の進捗状況

	経常収益		経常利益		四半期（当期）純利益	
	百万円	%	百万円	%	百万円	%
平成18年3月期第３四半期	2,718,972	(4.0)	788,703	(233.8)	599,611	(319.7)
平成17年3月期第３四半期	2,614,461	(―)	236,274	(―)	142,880	(―)
（参考）平成17年3月期	3,580,796	(0.8)	△ 30,293	(―)	△ 234,201	(―)

	１株当たり四半期（当期）純利益		潜在株式調整後１株当たり四半期（当期）純利益	
	円	銭	円	銭
平成18年3月期第３四半期	87,698	61	67,588	70
平成17年3月期第３四半期	24,268	31	14,163	50
（参考）平成17年3月期	△ 44,388	07	―	



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（注）① 持分法投資損益　平成18年3月期第３四半期　26,580百万円
平成17年3月期第３四半期　17,644百万円
（参考）平成17年3月期　27,142百万円
② 期中平均株式数（連結）　平成18年3月期第３四半期　普通株式　6,837,181株
平成17年3月期第３四半期　普通株式　5,887,551株
（参考）平成17年3月期　普通株式　5,879,572株

(2) 財政状態（連結）の変動状況

	総資産	株主資本	株主資本比率	１株当たり株主資本	
	百万円	百万円	%	円	銭
平成18年3月期第３四半期	104,671,142	3,742,481	3.6	330,872	62
平成17年3月期第３四半期	101,271,934	2,843,062	2.8	216,084	81
（参考）平成17年3月期	99,731,858	2,775,728	2.8	164,821	09

（注）期末発行済株式数（連結）　平成18年3月期第３四半期　普通株式　6,897,453株
平成17年3月期第３四半期　普通株式　5,836,860株
（参考）平成17年3月期　普通株式　5,869,288株

3．平成18年3月期の連結業績予想（平成17年4月1日～平成18年3月31日）

前回連結業績予想（平成17年11月22日公表）からの変更はありません。
なお、前回連結業績予想は、以下のとおりであります。

	経常収益	経常利益	当期純利益
	百万円	百万円	百万円
通期	3,500,000	850,000	550,000

（参考）　１株当たり予想当期純利益（通期）　75,198円 46銭
（注）公募による新株式発行（80,000株）及び自己株式の処分（400,000株）を勘案し、予想期中平均普通株式数を6,972,249株として算出しております。

本資料には、将来の業績に関する記述が含まれています。こうした記述は、将来の業績を保証するものではなく、リスクと不確実性を内包するものです。将来の業績は、経営環境に関する前提条件の変化等に伴い、予想対比変化する可能性があることにご留意ください。

平成 18 年 3 月期 第3四半期決算の概要

三井住友フィナンシャルグループの「平成 18 年 3 月期第3四半期決算」の概要は、以下のとおりであります。

経営成績の進捗状況

当社は、当年度を中期経営計画の初年度として「確固たる収益水準を確保する年」と位置付けており、当第3四半期におきましても、この課題の実現に向けてグループ一体となった取組みを進めました。

三井住友銀行の業務粗利益は、米ドル金利の上昇等から資金利益が減少したものの、投資信託・個人年金保険、証券仲介及び投資銀行業務への取り組みを引き続き強化したこと等により役務取引等利益が増加したことから、1 兆 1,452 億円と前年同期比 50 億円増加しました。また、グループ会社についても、個々のビジネスの強化とともに相互の協働を推進し、グループ収益力の強化に努めたこと等から、三井住友カードや三井住友銀リース等において着実に粗利益が増加しました。この結果、連結粗利益は 1 兆 5,450 億円と前年同期比 200 億円の増加となりました。

営業経費につきましては、引き続き既存業務の効率化を進める一方、プロミスとの業務提携等へ積極的な資源投入を行ったこと等から、前年同期比ほぼ横ばいとなっております。

与信関係費用は、前年度に将来リスクへの対応力強化を目的とした貸倒引当金の積み増しを行ったこと等から、1,718 億円と前年同期比 5,813 億円の大幅な減少となりました。

以上のとおり、連結粗利益の増加と与信関係費用の減少の結果、経常利益は 7,887 億円と前年同期比 5,524 億円増加し、四半期純利益は 5,996 億円と同 4,567 億円増加いたしました。

【連 結】　　　　　　　　　　　　　　　　　　　　　(金額単位　億円)

	17年度第3四半期 (4月～12月)	前年同期比	17年度中間期 (参考)
連結粗利益	15,450	+ 200	10,219
営業経費	△ 6,355	+ 18	△ 4,216
与信関係費用	△ 1,718	+ 5,813	△ 1,765
経常利益	7,887	+ 5,524	4,638
四半期純利益	5,996	+ 4,567	3,923

【三井住友銀行単体】

	17年度第3四半期 (4月～12月)	前年同期比	17年度中間期 (参考)
業務粗利益	11,452	+ 50	7,666
経費(除く臨時処理分)	△ 4,388	△ 14	△ 2,924
業務純益(注)	7,064	+ 37	4,742
与信関係費用	△ 1,148	+ 4,507	△ 1,297
経常利益	6,005	+ 3,953	3,598
四半期純利益	4,637	+ 2,719	2,988

(注)業務純益:一般貸倒引当金繰入前

財政状態の変動状況

当第3四半期末における連結ベースの総資産額は、前年度末比 4 兆 9,393 億円増加し 104 兆 6,711 億円となりました。また、純資産額は、四半期純利益の計上及び堅調な株価を背景としたその他有価証券評価差額金の増加等により、同 9,668 億円増加し 3 兆 7,425 億円となっております。

主要な勘定残高としましては、預金が前年度末比 2 兆 4,108 億円増加し 70 兆 8,856 億円となり、貸出金は同 2 兆 8,290 億円増加し 57 兆 6,288 億円となりました。このうち、三井住友銀行単体の貸出金は、海外における貸出の増加に加え、国内では個人のお客さまに対する住宅ローンや中堅・中小企業のお客さまに対するビジネスセレクトローン等の新型無担保貸出への取り組みを引き続き強化したこと等から、前年度末比 2 兆 1,924 億円増加し 52 兆 2,600 億円となっております。

また、当第3四半期末の連結自己資本比率は、四半期純利益の計上を主因に自己資本が増加したこと等から、前年度末比1.20%改善し 11.14%となりました。なお、連結 Tier I 比率は6.05%、Tier I に占める繰延税金資産(純額)の比率は 27. 6%となっております。

【連結】

	17年12月末	17年3月末比	17年9月末(参考)
連結自己資本比率	11.14%	＋1.20%	11.00%
連結TierI比率	6.05%	＋0.67%	5.93%
繰延税金資産純額/TierI比率	27.6%	△20.0%	36.5%

連結ベースの金融再生法に基づく開示債権の残高は、オフバランス化の推進等により、前年度末比 6,884 億円減少し 1 兆6,346 億円となりました。

なお、三井住友銀行単体の金融再生法に基づく開示債権の残高は、前年度末比 6,078 億円減少し1兆 2,168 億円となり、不良債権比率は、2.1%(前年度末比△1.2%)となりました。

不良債権につきましては、引き続き積極的なオフバランス化を図るとともに、企業再生・劣化防止への取り組みを強化し、一層の残高削減に取り組んでまいります。

【連結】

(金額単位 億円)

	17年12月末	17年3月末比	17年9月末(参考)
破産更生債権及びこれらに準ずる債権	3,267	△1,543	3,941
危険債権	7,689	△3,053	8,301
要管理債権	5,390	△2,288	6,221
開示債権合計	16,346	△6,884	18,463
不良債権比率	2.6%	△1.3%	3.0%

【三井住友銀行単体】

	17年12月末	17年3月末比	17年9月末(参考)
破産更生債権及びこれらに準ずる債権	2,408	△2,075	3,017
危険債権	6,620	△2,624	7,238
要管理債権	3,140	△1,379	3,805
開示債権合計	12,168	△6,078	14,060
不良債権比率	2.1%	△1.2%	2.5%

財務基盤の一段の強化への取り組み

当社は本年1月、公募増資(新株発行 80,000 株)及び自己株式の売り出し(自己株式 400,000 株)により約 5,400 億円の資本調達を実施いたしました(注)。本件は、自己資本の増強を通じて、公的資金の早期返済や、その後の経営資源の戦略的投入及び株主への利益還元を含む資本政策に関する経営上の柔軟性向上に資するものであります。

公的資金優先株式(残高1兆 1,000 億円)につきましては、関係当局の承認を前提に、平成 19 年度末までに返済するという従来計画に止まらず、本件による資本増強効果を含む財務状況や、株価動向及び経済動向等も踏まえ、更に1年程度の前倒し返済を目指してまいります。また、こうした取り組み等を通じて、複合金融グループとしての持続的な成長を一段と推進してまいります。

(注) オーバーアロットメントによる売り出しに関連して2月に第三者割当増資(新株発行 40,700 株)が全て実行された場合には、調達額の合計は約 5,900 億円となります。

（添付資料）

1．四半期連結貸借対照表

（金額単位　百万円）

科目 ＼ 期別	当四半期（平成18年3月期第３四半期末）（A）	前連結会計年度（平成17年3月期末）（B）	増減（A）－（B）	（参考）前年同四半期（平成17年3月期第３四半期末）
（資産の部）				
現金預け金	6,608,162	4,989,814	1,618,348	5,163,965
コールローン及び買入手形	1,044,928	1,004,512	40,416	452,650
買現先勘定	542,991	124,856	418,135	194,336
債券貸借取引支払保証金	1,785,634	568,340	1,217,294	1,232,430
買入金銭債権	684,358	606,032	78,326	596,552
特定取引資産	3,495,256	3,769,073	△ 273,817	3,422,953
金銭の信託	923	3,832	△ 2,909	3,811
有価証券	22,499,792	24,233,701	△ 1,733,909	23,365,832
貸出金	57,628,814	54,799,805	2,829,009	56,168,320
外国為替	1,109,368	895,586	213,782	1,045,263
その他資産	3,662,355	3,110,454	551,901	3,655,565
動産不動産	804,934	836,053	△ 31,119	934,471
リース資産	1,005,214	1,007,015	△ 1,801	990,405
繰延税金資産	1,152,515	1,598,158	△ 445,643	1,752,817
再評価に係る繰延税金資産	－	－	－	75
連結調整勘定	8,010	13,381	△ 5,371	27,763
支払承諾見返	3,646,868	3,444,799	202,069	3,506,833
貸倒引当金	△ 1,008,989	△ 1,273,560	264,571	△ 1,242,117
資産の部合計	104,671,142	99,731,858	4,939,284	101,271,934
（負債の部）				
預金	70,885,616	68,474,861	2,410,755	68,125,760
譲渡性預金	2,939,757	2,713,270	226,487	3,332,478
コールマネー及び売渡手形	7,284,214	4,971,462	2,312,752	4,680,288
売現先勘定	519,593	405,671	113,922	663,686
債券貸借取引受入担保金	2,302,511	3,868,001	△ 1,565,490	4,794,608
コマーシャル・ペーパー	－	374,100	△ 374,100	374,900
特定取引負債	1,912,925	2,110,473	△ 197,548	1,902,108
借用金	2,144,128	2,142,873	1,255	2,202,309
外国為替	501,768	478,482	23,286	508,096
短期社債	462,000	1,000	461,000	－
社債	4,339,471	4,339,497	△ 26	4,504,849
信託勘定借	29,691	50,457	△ 20,766	22,789
その他負債	2,702,502	2,363,786	338,716	2,648,603
賞与引当金	7,435	23,816	△ 16,381	7,144
退職給付引当金	36,357	34,792	1,565	32,319
日本国際博覧会出展引当金	－	231	△ 231	201
特別法上の引当金	1,092	1,093	△ 1	1,093
繰延税金負債	52,185	45,259	6,926	48,217
再評価に係る繰延税金負債	50,466	90,994	△ 40,528	54,422
支払承諾	3,646,868	3,444,799	202,069	3,506,833
負債の部合計	99,818,587	95,934,927	3,883,660	97,410,713
（少数株主持分）				
少数株主持分	1,110,073	1,021,203	88,870	1,018,158
（資本の部）				
資本金	1,352,651	1,352,651	－	1,247,650
資本剰余金	974,360	974,346	14	869,344
利益剰余金	905,151	329,963	575,188	707,323
土地再評価差額金	37,872	57,853	△ 19,981	94,138
その他有価証券評価差額金	801,012	410,653	390,359	251,645
為替換算調整勘定	△ 57,251	△ 79,883	22,632	△ 57,481
自己株式	△ 271,315	△ 269,857	△ 1,458	△ 269,558
資本の部合計	3,742,481	2,775,728	966,753	2,843,062
負債、少数株主持分及び資本の部合計	104,671,142	99,731,858	4,939,284	101,271,934

（注）1．記載金額は百万円未満を切り捨てて表示しております。
　　　2．増減は当四半期と前連結会計年度との比較で表示しております。

２．四半期連結損益計算書

（金額単位　百万円）

科目＼期別	当四半期 (平成18年3月期 第３四半期) （Ａ）	前年同四半期 (平成17年3月期 第３四半期) （Ｂ）	増　減 （Ａ）－（Ｂ）	（参考） 前連結会計年度 (平成17年3月期) (要約)
経常収益	2,718,972	2,614,461	104,511	3,580,796
資金運用収益	1,206,620	1,121,932	84,688	1,521,728
（うち貸出金利息）	(903,606)	(854,528)	49,078	(1,145,653)
（うち有価証券利息配当金）	(206,580)	(175,997)	30,583	(256,396)
信託報酬	6,370	1,294	5,076	2,609
役務取引等収益	505,284	426,275	79,009	596,086
特定取引収益	10,487	148,241	△ 137,754	144,587
その他業務収益	891,338	736,429	154,909	1,058,289
その他経常収益	98,871	180,288	△ 81,417	257,495
経常費用	1,930,268	2,378,187	△ 447,919	3,611,089
資金調達費用	354,390	250,110	104,280	350,385
（うち預金利息）	(192,088)	(87,526)	104,562	(131,498)
役務取引等費用	74,160	68,351	5,809	79,976
特定取引費用	31,991	539	31,452	199
その他業務費用	614,569	590,137	24,432	867,748
営業経費	635,538	637,324	△ 1,786	852,715
その他経常費用	219,619	831,724	△ 612,105	1,460,064
経常利益	788,703	236,274	552,429	△ 30,293
特別利益	61,619	3,634	57,985	9,074
特別損失	15,381	30,541	△ 15,160	87,316
税金等調整前四半期(当期)純利益	834,940	209,367	625,573	△ 108,535
法人税、住民税及び事業税	50,541	28,788	21,753	30,638
還付法人税等	―	8,598	△ 8,598	8,869
法人税等調整額	139,276	4,981	134,295	52,912
少数株主利益	45,511	41,315	4,196	50,983
四半期（当期）純利益	599,611	142,880	456,731	△ 234,201

（注）記載金額は百万円未満を切り捨てて表示しております。

3．四半期連結剰余金計算書

（金額単位　百万円）

科目＼期別	当四半期 (平成18年3月期 第３四半期) （Ａ）	前年同四半期 (平成17年3月期 第３四半期) （Ｂ）	増　減 （Ａ）－（Ｂ）	(参考) 前連結会計年度 (平成17年3月期)
（資本剰余金の部）				
資本剰余金期首残高	974,346	865,282	109,064	865,282
資本剰余金増加高	13	4,062	△ 4,049	109,064
増資による新株の発行	－	－	－	105,001
自己株式処分差益	13	4,062	△ 4,049	4,063
資本剰余金四半期末（期末）残高	974,360	869,344	105,016	974,346
（利益剰余金の部）				
利益剰余金期首残高	329,963	611,189	△ 281,226	611,189
利益剰余金増加高	619,587	147,021	472,566	3,863
四半期純利益	599,611	142,880	456,731	－
連結子会社の増加に伴う増加高	2	－	2	－
連結子会社の減少に伴う増加高	6	4	2	4
持分法適用会社の減少に伴う増加高	－	1,747	△ 1,747	1,747
土地再評価差額金の取崩に伴う増加高	19,968	2,389	17,579	2,111
利益剰余金減少高	44,400	50,887	△ 6,487	285,088
当期純損失	－	－	－	234,201
配当金	44,389	46,421	△ 2,032	46,421
連結子会社の増加に伴う減少高	2	－	2	－
連結子会社の減少に伴う減少高	7	0	7	0
持分法適用会社の減少に伴う減少高	－	4,466	△ 4,466	4,466
利益剰余金四半期末（期末）残高	905,151	707,323	197,828	329,963

（注）記載金額は百万円未満を切り捨てて表示しております。

4．四半期セグメント情報

（事業の種類別セグメント）

（金額単位　百万円）

科目＼期別		当四半期 (平成18年3月期 第３四半期) （Ａ）	前年同四半期 (平成17年3月期 第３四半期) （Ｂ）	増　減 （Ａ）－（Ｂ）	(参考) 前連結会計年度 (平成17年3月期)
経常利益	銀行業	641,609	117,578	524,031	△ 154,548
	リース業	34,303	31,442	2,861	41,931
	その他事業	129,169	98,139	31,030	111,246
	計	805,082	247,159	557,923	△ 1,370
	消去又は全社	(16,378)	(10,884)	△ 5,494	(28,922)
	連結	788,703	236,274	552,429	△ 30,293

（注）1. 記載金額は百万円未満を切り捨てて表示しております。
　　　2. 各事業区分の主な内容
　　　　(1) 銀行業‥‥‥‥‥銀行業
　　　　(2) リース業‥‥‥‥リース業
　　　　(3) その他事業‥‥‥証券、ｸﾚｼﾞｯﾄｶｰﾄﾞ、投融資、融資、ﾍﾞﾝﾁｬｰｷｬﾋﾟﾀﾙ、ｼｽﾃﾑ開発・情報処理業

平成18年3月期「第3四半期財務・業績の概況」補足資料

【目　　次】

（注）1. 【連結】は、三井住友フィナンシャルグループの連結の計数を表示しております。
　　 2. 【単体】は、三井住友銀行単体の計数を表示しております。

1. 損益状況 【連結】

（金額単位 百万円）

		17年度第3四半期	16年度第3四半期比	16年度第3四半期	16年度（参考）
連結粗利益	1	1,544,988	19,954	1,525,034	2,024,990
資金利益	2	852,230	△ 19,592	871,822	1,171,342
信託報酬	3	6,370	5,076	1,294	2,609
役務取引等利益	4	431,123	73,200	357,923	516,109
特定取引利益	5	△ 21,504	△ 169,205	147,701	144,387
その他業務利益	6	276,769	130,477	146,292	190,540
営業経費	7	△ 635,538	1,786	△ 637,324	△ 852,715
与信関係費用	8	△ 171,781	581,334	△ 753,115	△1,196,797
貸出金償却	9	△ 23,255	438,716	△ 461,971	△ 759,399
個別貸倒引当金繰入額	10	△ 135,337	295,288	△ 430,625	△ 493,947
一般貸倒引当金繰入額	11	44,769	△ 179,394	224,163	201,216
その他	12	△ 57,958	26,724	△ 84,682	△ 144,666
株式等損益	13	39,666	19,268	20,398	△ 101,918
持分法による投資損益	14	26,580	8,936	17,644	27,142
その他	15	△ 15,212	△ 78,848	63,636	69,005
経常利益	16	788,703	552,429	236,274	△ 30,293
特別損益	17	46,237	73,144	△ 26,907	△ 78,242
うち減損損失	18	△ 10,881	△ 10,881		
税金等調整前四半期（当期）純利益	19	834,940	625,573	209,367	△ 108,535
法人税、住民税及び事業税	20	△ 50,541	△ 21,753	△ 28,788	△ 30,638
還付法人税等	21	―	△ 8,598	8,598	8,869
法人税等調整額	22	△ 139,276	△ 134,295	△ 4,981	△ 52,912
少数株主利益	23	△ 45,511	△ 4,196	△ 41,315	△ 50,983
四半期（当期）純利益	24	599,611	456,731	142,880	△ 234,201

（注）1. 記載金額は百万円未満を切り捨てて表示しております。また、金額が損失又は減益には△を付しております。
2. 連結粗利益＝（資金運用収益－資金調達費用）＋信託報酬＋（役務取引等収益－役務取引等費用）
＋（特定取引収益－特定取引費用）＋（その他業務収益－その他業務費用）

〔ご参考〕

（金額単位 億円）

		17年度第3四半期	16年度第3四半期比	16年度第3四半期	16年度（参考）
連結業務純益	25	9,014	834	8,180	10,144

（注）連結業務純益＝三井住友銀行業務純益（一般貸倒引当金繰入前）＋他の連結会社の経常利益（臨時要因調整後）
＋持分法適用会社経常利益×持分割合−内部取引（配当等）

（連結対象会社数）

（単位 社）

		17年12月末	17年3月末比	17年3月末	17年9月末（参考）
連結子会社数	26	160	△ 7	167	166
持分法適用会社数	27	64	11	53	59

2. 損益状況 【三井住友銀行単体】

（金額単位 百万円）

		17年度第3四半期	16年度第3四半期比	16年度第3四半期	16年度（参考）
業務粗利益	1	1,145,220	5,045	1,140,175	1,522,861
（除く国債等債券損益）	2	（1,126,836）	（28,290）	（1,098,546）	（1,544,452）
資金利益	3	697,593	△ 16,510	714,103	972,506
信託報酬	4	6,368	5,074	1,294	2,609
役務取引等利益	5	248,104	51,646	196,458	298,076
特定取引利益	6	△ 37,082	△ 171,594	134,512	131,579
その他業務利益	7	230,236	136,430	93,806	118,088
（うち国債等債券損益）	8	（18,384）	（△ 23,245）	（41,629）	（△ 21,590）
経費（除く臨時処理分）	9	△ 438,837	△ 1,394	△ 437,443	△ 582,365
人件費	10	△ 147,498	9,099	△ 156,597	△ 204,146
物件費	11	△ 266,666	△ 13,394	△ 253,272	△ 341,534
税金	12	△ 24,671	2,901	△ 27,572	△ 36,684
業務純益（一般貸倒引当金繰入前）	13	706,383	3,651	702,732	940,495
（除く国債等債券損益）	14	（687,998）	（26,895）	（661,103）	（962,086）
一般貸倒引当金繰入額	15	20,559	△ 317,022	337,581	351,477
業務純益	16	726,942	△ 313,372	1,040,314	1,291,972
臨時損益	17	△ 126,399	708,665	△ 835,064	△1,363,653
不良債権処理額	18	△ 135,318	767,716	△ 903,034	△1,306,320
貸出金償却	19	13,001	411,642	△ 398,641	△ 697,941
個別貸倒引当金繰入額	20	△ 112,457	308,101	△ 420,558	△ 474,155
貸出債権売却損等	21	△ 36,219	50,990	△ 87,209	△ 138,052
特定海外債権引当勘定繰入額	22	357	△ 3,017	3,374	3,828
株式等損益	23	24,164	10,174	13,990	△ 118,727
株式等売却益	24	45,316	△ 26,244	71,560	113,059
株式等売却損	25	△ 538	437	△ 975	△ 4,206
株式等償却	26	△ 20,614	35,980	△ 56,594	△ 227,580
その他臨時損益	27	△ 15,245	△ 69,225	53,980	61,394
経常利益	28	600,543	395,293	205,250	△ 71,680
特別損益	29	△ 5,150	15,210	△ 20,360	△ 28,398
うち動産不動産処分損益	30	474	8,969	△ 8,495	△ 12,495
うち減損損失	31	△ 5,589	△ 5,589		
うち退職給付会計基準変更時差異償却	32	—	12,001	△ 12,001	△ 16,001
税引前四半期（当期）純利益	33	595,392	410,502	184,890	△ 100,079
法人税、住民税及び事業税	34	△ 9,839	△ 6,955	△ 2,884	△ 6,379
還付法人税等	35	—	△ 7,890	7,890	8,184
法人税等調整額	36	△ 121,816	△ 123,777	1,961	△ 38,579
四半期（当期）純利益	37	463,736	271,879	191,857	△ 136,854
与信関係費用（15＋18）	38	△ 114,758	450,694	△ 565,452	△ 954,843

（注）記載金額は百万円未満を切り捨てて表示しております。また、金額が損失又は減益には△を付しております。

3. 自己資本比率(第一基準)

【連結】 (金額単位 億円)

		17年12月末	17年3月末比	17年3月末	17年9月末(参考)
(1)自己資本比率	1	11.14%	1.20%	9.94%	11.00%
(2)Tier Ⅰ	2	39,924	7,301	32,623	37,461
(3)Tier Ⅱ	3	39,637	7,014	32,623	37,461
①TierⅡに算入された有価証券含み益	4	6,166	2,995	3,171	4,109
②TierⅡに算入された土地再評価差額金	5	399	△ 272	671	399
③TierⅡに算入された一般貸倒引当金	6	5,910	△ 425	6,335	5,974
④TierⅡに算入された劣後ローン(社債)残高	7	27,163	4,717	22,446	26,979
(4)控除項目	8	6,117	1,073	5,044	5,480
(5)自己資本 (2)+(3)−(4)	9	73,443	13,242	60,201	69,442
(6)リスクアセット	10	658,975	53,449	605,526	631,279

4. 金融再生法開示債権

【連結】 (金額単位 億円)

		17年12月末	17年3月末比	17年3月末	17年9月末(参考)
破産更生債権及びこれらに準ずる債権	11	3,267	△ 1,543	4,810	3,941
危険債権	12	7,689	△ 3,053	10,742	8,301
要管理債権	13	5,390	△ 2,288	7,678	6,221
合計(A)	14	16,346	△ 6,884	23,230	18,463
正常債権	15	609,163	38,215	570,948	591,451
総計(B)	16	625,509	31,331	594,178	609,914
不良債権比率(A/B)	17	2.6%	△ 1.3%	3.9%	3.0%
直接減額実施額		12,632	△ 5,190	17,822	13,676

(注)金融再生法開示債権には、貸出金の他、支払承諾見返、仮払金その他の与信性資産が含まれております。

【三井住友銀行単体】 (金額単位 億円)

		17年12月末	17年3月末比	17年3月末	17年9月末(参考)
破産更生債権及びこれらに準ずる債権	18	2,408	△ 2,075	4,483	3,017
危険債権	19	6,620	△ 2,624	9,244	7,238
要管理債権	20	3,140	△ 1,379	4,519	3,805
合計(A)	21	12,168	△ 6,078	18,246	14,060
正常債権	22	564,645	30,119	534,526	549,707
総計(B)	23	576,813	24,041	552,772	563,767
不良債権比率(A/B)	24	2.1%	△ 1.2%	3.3%	2.5%
直接減額実施額		10,347	△ 4,971	15,318	11,130

5. 有価証券の評価損益

【連結】

（金額単位　億円）

		17年12月末					（参考）17年3月末			
		貸借対照表価額	評価損益	17年3月末比	評価益	評価損	貸借対照表価額	評価損益	評価益	評価損
満期保有目的	1	13,644	△ 65	△ 47	25	△ 90	5,472	△ 18	21	△ 39
その他有価証券	2	207,328	13,519	6,555	15,941	△2,422	233,774	6,964	8,014	△1,050
株式	3	38,458	15,443	8,392	15,636	△ 193	31,274	7,051	7,505	△ 454
債券	4	121,638	△1,633	△1,783	36	△1,669	168,596	150	350	△ 200
その他	5	47,232	△ 291	△ 54	269	△ 560	33,904	△ 237	159	△ 396
その他の金銭の信託	6	9	2	0	2	－	38	2	3	△ 1
合　　計	7	220,981	13,456	6,508	15,968	△2,512	239,284	6,948	8,038	△1,090
株式	8	38,458	15,443	8,392	15,636	△ 193	31,274	7,051	7,505	△ 454
債券	9	134,955	△1,701	△1,828	57	△1,758	173,669	127	366	△ 239
その他	10	47,568	△ 286	△ 56	275	△ 561	34,341	△ 230	167	△ 397

（注）1.「有価証券」のほか、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の売掛債権等の信託受益権も含めております。
2. 評価損益のうち、株式については主に期末日前1カ月の平均時価に、それ以外は期末日の時価に基づいております。
3. その他有価証券及びその他の金銭の信託については、時価評価しておりますので、評価損益は連結貸借対照表価額と取得原価（又は償却原価）との差額を計上しております。
なお、17年12月末のその他有価証券の評価損益のうち、時価ヘッジの適用により費用に計上した額7億円、組込デリバティブを区別して測定することができない複合金融商品について、当該複合金融商品全体の評価差額を費用に計上した額が0億円ありますので、資本直入処理の対象となる額は、7億円加算されます。また、17年3月末のその他有価証券の評価損益のうち、時価ヘッジの適用により収益に計上した額が5億円、組込デリバティブを区別して測定することができない複合金融商品について、当該複合金融商品全体の評価差額を収益に計上した額が1億円ありますので、資本直入処理の対象となる額は、6億円控除されます。

【三井住友銀行単体】

（金額単位　億円）

		17年12月末					（参考）17年3月末			
		貸借対照表価額	評価損益	17年3月末比	評価益	評価損	貸借対照表価額	評価損益	評価益	評価損
満期保有目的	11	13,413	△ 65	△ 47	25	△ 90	5,163	△ 18	21	△ 39
子会社・関連会社株式	12	15,288	2,800	2,197	2,800	－	14,367	603	607	△ 4
その他有価証券	13	192,564	12,889	6,375	15,186	△2,297	218,020	6,514	7,501	△ 987
株式	14	36,811	14,757	8,084	14,923	△ 166	29,872	6,673	7,086	△ 413
債券	15	113,285	△1,563	△1,640	24	△1,587	158,707	77	273	△ 196
その他	16	42,468	△ 305	△ 69	239	△ 544	29,441	△ 236	142	△ 378
その他の金銭の信託	17	9	2	0	2	－	38	2	3	△ 1
合　　計	18	221,274	15,626	8,525	18,013	△2,387	237,588	7,101	8,132	△1,031
株式	19	42,974	17,557	10,281	17,723	△ 166	35,369	7,276	7,693	△ 417
債券	20	126,601	△1,632	△1,686	45	△1,677	163,771	54	289	△ 235
その他	21	51,699	△ 299	△ 70	245	△ 544	38,448	△ 229	150	△ 379

（注）1.「有価証券」のほか、「現金預け金」中の譲渡性預け金も含めております。
2. 評価損益のうち、子会社・関連会社株式に該当しない株式については期末日前1カ月の平均時価に、それ以外は期末日の時価に基づいております。
3. その他有価証券及びその他の金銭の信託については、時価評価しておりますので、評価損益は貸借対照表価額と取得原価（又は償却原価）との差額を計上しております。
なお、17年12月末のその他有価証券の評価損益のうち、時価ヘッジの適用により費用に計上した額7億円、組込デリバティブを区別して測定することができない複合金融商品について、当該複合金融商品全体の評価差額を費用に計上した額が0億円ありますので、資本直入処理の対象となる額は、7億円加算されます。また、17年3月末のその他有価証券の評価損益のうち、時価ヘッジの適用により収益に計上した額が5億円、組込デリバティブを区別して測定することができない複合金融商品について、当該複合金融商品全体の評価差額を収益に計上した額が1億円ありますので、資本直入処理の対象となる額は、6億円控除されます。

6. デリバティブ取引の概要（繰延ヘッジ会計適用分）【三井住友銀行単体】

（金額単位　億円）

	17年12月末				（参考）17年3月末			
	資産	負債	ネット資産	ネット繰延利益	資産	負債	ネット資産	ネット繰延利益
金利スワップ	403	474	△ 71	△1,055	577	529	48	△742
通貨スワップ	71	54	17	15	11	97	△ 86	28
その他	34	32	2	△ 97	75	57	18	121
合　　計	508	560	△ 52	△1,137	663	683	△ 20	△593

（注）1. デリバティブ取引については、時価をもって貸借対照表価額としております。
2. ヘッジ会計の方法として、金融商品会計実務指針に基づく個別の繰延ヘッジ又は時価ヘッジのほか、日本公認会計士協会業種別監査委員会報告第24号及び第25号に基づく銀行業固有の繰延ヘッジを適用しております。

〔補足〕金利スワップ（繰延ヘッジ会計適用分）の残存期間別想定元本は以下のとおりであります。

（金額単位　億円）

	17年12月末				（参考）17年3月末			
	1年以内	1年超5年以内	5年超	合　計	1年以内	1年超5年以内	5年超	合　計
受取固定・支払変動	57,339	162,006	47,999	267,344	73,047	169,472	31,708	274,227
受取変動・支払固定	5,102	52,099	53,524	110,725	9,498	59,954	32,703	102,155
受取変動・支払変動	2,500	2,320	208	5,028	1,550	4,520	508	6,578
金利ｽﾜｯﾌﾟ想定元本合計	64,941	216,425	101,731	383,097	84,095	233,946	64,919	382,960

7. 預金、貸出金の残高【三井住友銀行単体】

（金額単位　億円）

	17年12月末	17年3月末比	17年3月末	17年9月末（参考）
国内預金	615,407	9,311	606,096	608,726
うち個人預金	333,141	11,601	321,540	324,847

（注）本支店間未達勘定整理前の計数であり、譲渡性預金及び特別国際金融取引勘定分を除いております。

	17年12月末	17年3月末比	17年3月末	17年9月末（参考）
貸出金	522,600	21,924	500,676	509,492

8. ROE【連結】

（単位　%）

	17年度第3四半期	16年度比	16年度	17年度中間期（参考）
連結ベースROE	24.4	32.4	△ 8.0	25.9

（注）連結ベースＲＯＥ（完全希薄化後）＝ $\frac{\text{四半期（当期）純利益×年間日数÷四半期中（年間）日数}}{\text{（期首株主資本＋期末株主資本）÷2}}$ × １００

File No. 82-4395
Exhibit B4(a)
(English Translation)

February 9, 2006

SMFG

Sumitomo Mitsui Financial Group, Inc. (SMFG)

Consolidated Financial Results for the Third Quarter ended December 31, 2005 (Unaudited)

Head Office: 1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo, Japan
Stock Exchange Listings: Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya Stock Exchange (code: 8316)
URL: http://www.smfg.co.jp
President: Teisuke Kitayama
Date of Approval of the Consolidated Financial Statements by the Board of Directors: February 9, 2006

1. Accounting Policy
(1) Simplified accounting method is not applied.
(2) There is no change in accounting methods.
(3) Changes in Scope of Consolidation and Application of the Equity Method (change from March 2005)
Consolidation: Newly consolidated 12, Excluded 19 Equity method: Newly applied 13, Excluded 2

2. Financial Results (for the nine months ended December 31, 2005) Amounts less than one million yen have been omitted.
(1) Operating Results

	Ordinary Income		Ordinary Profit (Loss)		Net Income (Loss)	
Nine Months	¥ million	%	¥ million	%	¥ million	%
ended December 31, 2005	2,718,972	4.0	788,703	233.8	599,611	319.7
ended December 31, 2004	2,614,461	–	236,274	–	142,880	–
(Ref.) Fiscal year ended March 31, 2005	3,580,796	0.8	(30,293)	–	(234,201)	–

	Net Income (Loss) Per Share	Net Income Per Share (Diluted)
Nine Months	¥	¥
ended December 31, 2005	87,698.61	67,588.70
ended December 31, 2004	24,268.31	14,163.50
(Ref.) Fiscal year ended March 31, 2005	(44,388.07)	–

Notes:
1. Equity in earnings of affiliates
for the nine months ended December 31, 2005: 26,580 million yen
for the nine months ended December 31, 2004: 17,644 million yen (Ref.) for the fiscal year ended March 31, 2005: 27,142 million yen
2. Average number of common stocks outstanding (consolidated)
for the nine months ended December 31, 2005: 6,837,181 shares
for the nine months ended December 31, 2004: 5,887,551 shares (Ref.) for the fiscal year ended March 31, 2005: 5,879,572 shares

(2) Financial Position

	Total Assets	Stockholders' Equity	Stockholders' Equity to Total Assets	Stockholders' Equity per Share
	¥ million	¥ million	%	¥
December 31, 2005	104,671,142	3,742,481	3.6	330,872.62
December 31, 2004	101,271,934	2,843,062	2.8	216,084.81
(Ref.) March 31, 2005	99,731,858	2,775,728	2.8	164,821.09

Note: Number of common stocks outstanding (consolidated)
as of December 31, 2005: 6,897,453 shares
as of December 31, 2004: 5,836,860 shares (Ref.) as of March 31, 2005: 5,869,288 shares

3. Earnings Forecast (for the fiscal year ending March 31, 2006)
Earnings forecast shown below that was announced on November 22, 2005 remains unchanged.

(Millions of yen)

	Ordinary Income	Ordinary Profit	Net Income
Fiscal year ending March 31, 2006	3,500,000	850,000	550,000

(Reference) Forecasted net income per share* for the fiscal year ending March 31, 2006 is 75,198.46 yen.
(*) Calculated using forecasted average number of common stocks of 6,972,249, which includes the offering of new shares (80,000 shares) and treasury shares (400,000 shares).

This document contains certain forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may materially differ from those contained in the forward-looking statements as a result of various factors.
The following items are among the factors that could cause actual results to differ materially from the forward-looking statements in

SMFG reports the financial results for the nine months ended December 31, 2005.

Operating Results

Designated as an essential year for "securing a solid profit level," fiscal year ended March 31, 2006, is the first year of our medium-term plan. To achieve this target, we implemented various measures on a group basis in the third quarter.

Gross banking profit of Sumitomo Mitsui Banking Corporation (SMBC), a major subsidiary of SMFG, increased ¥5.0 billion year on year to ¥1,145.2 billion on a non-consolidated basis. This was mainly due to an increase in fees and commissions from sales of investment trust and pension-type insurance, securities intermediary services and investment banking business which more than offset a decrease in net interest income resulting from rising U.S. interest rates. In addition, other subsidiaries such as Sumitomo Mitsui Card and SMBC Leasing also steadily increased their gross profits as we continued to strengthen each subsidiary's business and promote collaboration among these companies. As a result, SMFG's consolidated gross profit increased ¥20.0 billion year on year to ¥1,545.0 billion.

We continued to seek higher efficiency in the existing operations while actively allocated resources into strategic areas such as the business alliance with Promise Co., Ltd. Consequently, general and administrative expenses basically remained unchanged compared with a year earlier.

Credit cost substantially decreased ¥581.3 billion year on year to ¥171.8 billion. The decline in credit cost was primarily due to measures taken in the previous fiscal year in the initiative on the intensive improvement in asset quality, such as increasing loan loss reserves, in order to be better prepared for future credit risks.

As a result of the increase in gross profit and decrease in credit cost mentioned above, on a consolidated basis, SMFG recorded ordinary profit of ¥788.7 billion, a year-on-year increase of ¥552.4 billion and net income of ¥599.6 billion, a year-on-year increase of ¥456.7 billion.

<Consolidated> (Billions of yen)

	Nine months ended December 31, 2005	Change from the third Quarter 2004	Six months ended September 30, 2005 (reference)
Gross profit	**1,545.0**	+ 20.0	1,021.9
General and administrative expenses	**(635.5)**	+ 1.8	(421.6)
Credit cost	**(171.8)**	+ 581.3	(176.5)
Ordinary profit	**788.7**	+ 552.4	463.8
Net income	**599.6**	+ 456.7	392.3

<SMBC, Non-consolidated>

	Nine months ended December 31, 2005	Change from the third Quarter 2004	Six months ended September 30, 2005 (reference)
Gross banking profit	**1,145.2**	+ 5.0	766.6
Expenses (excluding non-recurring losses)	**(438.8)**	(1.4)	(292.4)
Banking profit (*)	**706.4**	+ 3.7	474.2
Credit cost	**(114.8)**	+ 450.7	(129.7)
Ordinary profit	**600.5**	+ 395.3	359.8
Net income	**463.7**	+ 271.9	298.8

(*) *Banking profit (before provision for general reserve for possible loan losses)*

Changes in Financial Position

On a consolidated basis, SMFG's total assets as of December 31, 2005 increased ¥4,939.3 billion to ¥104,671.1 billion, compared with March 31, 2005. Total stockholders' equity increased ¥966.8 billion to ¥3,742.5 billion due mainly to recording of net income for the nine months and increase in net unrealized gains on other securities owing to a higher stock market. Deposits increased ¥2,410.8 billion to ¥70,885.6 billion. Loans and bills discounted also increased ¥2,829.0 billion to ¥57,628.8 billion.

On a non-consolidated basis, SMBC increased its loan balances to ¥52,260.0 billion, an increase of ¥2,192.4 billion from March 31, 2005 mainly because it continued to reinforce origination of housing loans to individual customers and new-type unsecured loans, such as "Business Select Loans," to small and medium-sized enterprises, and overseas loans.

SMFG's consolidated capital ratio as of December 31, 2005 was 11.14%, an improvement of 1.20% from March 31, 2005 due mainly to an increase in capital resulting from recording of net income for the nine months ended December 31, 2005. Consolidated Tier I capital ratio was 6.05%. The ratio of net deferred tax assets to consolidated Tier I capital was 27.6%.

<Consolidated>

	December 31, 2005	Change from March 31, 2005	September 30, 2005 (reference)
Capital ratio	**11.14%**	+ 1.20%	11.00%
Tier I capital ratio	**6.05%**	+ 0.67%	5.93%
Net deferred tax assets / Tier I capital	**27.6%**	- 20.0%	36.5%

On a consolidated basis, problem assets (non-performing loans as defined under the Financial Reconstruction Law) decreased ¥688.4 billion to ¥1,634.6 billion from March 31, 2005 due mainly to off-balancing of non-performing loans.

SMBC's non-consolidated problem assets totaled ¥1,216.8 billion, a decrease of ¥607.8 billion. Problem asset ratio was 2.1%, an improvement of 1.2% from March 31, 2005.

SMFG will further reduce non-performing loans through greater efforts for corporate revitalization, prevention of deterioration of borrowers' financial conditions and off-balancing.

<Consolidated> (Billions of yen)

	December 31, 2005	Change from March 31, 2005	September 30, 2005 (reference)
Bankrupt and quasi-bankrupt assets	**326.7**	(154.3)	394.1
Doubtful assets	**768.9**	(305.3)	830.1
Substandard loans	**539.0**	(228.8)	622.1
Total	**1,634.6**	(688.4)	1,846.3
Problem asset ratio (*)	**2.6%**	- 1.3%	3.0%

<SMBC, Non-consolidated>

	December 31, 2005	Change from March 31, 2005	September 30, 2005 (reference)
Bankrupt and quasi-bankrupt assets	**240.8**	(207.5)	301.7
Doubtful assets	**662.0**	(262.4)	723.8
Substandard loans	**314.0**	(137.9)	380.5
Total	**1,216.8**	(607.8)	1,406.0
Problem asset ratio (*)	**2.1%**	- 1.2%	2.5%

(*) Problem asset ratio = Problem asset / (Problem asset + Normal asset)

Further Strengthening Capital Base

In January 2006, SMFG carried out a capital raising of approximately ¥540 billion* through the offering of new shares (80,000 shares) and treasury shares (400,000 shares) of common stock in order to strengthen its capital base, facilitating an accelerated repayment of public funds which will increase its managerial flexibility in strategic resource allocation and profit distribution policy.

As for the ¥1,100 billion in public fund preferred stock, we aim to further accelerate the repayment, earlier than the previous target of full repayment by March 31, 2008, by about one year, subject to approval of the regulatory authorities, and taking into consideration our financial condition, including the effect of the capital raising this time, the stock market, macroeconomic conditions, and other factors.

Through these and other initiatives, we will further promote sustainable growth as a leading financial services group.

(*) In the event of full third-party share allocation (40,700 shares) related to the offering of shares through over-allotment, total amount raised will be approximately ¥590 billion.

[Appendix]

1. Consolidated Balance Sheets

(Millions of yen)

December 31, 2005 and 2004, and March 31, 2005	**December 31, 2005 (A)**	March 31, 2005 (B)	Change (A) - (B)	December 31, 2004 (Reference)
Assets:				
Cash and due from banks	6,608,162	4,989,814	1,618,348	5,163,965
Call loans and bills bought	1,044,928	1,004,512	40,416	452,650
Receivables under resale agreements	542,991	124,856	418,135	194,336
Receivables under securities borrowing transactions	1,785,634	568,340	1,217,294	1,232,430
Commercial paper and other debt purchased	684,358	606,032	78,326	596,552
Trading assets	3,495,256	3,769,073	(273,817)	3,422,953
Money held in trust	923	3,832	(2,909)	3,811
Securities	22,499,792	24,233,701	(1,733,909)	23,365,832
Loans and bills discounted	57,628,814	54,799,805	2,829,009	56,168,320
Foreign exchanges	1,109,368	895,586	213,782	1,045,263
Other assets	3,662,355	3,110,454	551,901	3,655,565
Premises and equipment	804,934	836,053	(31,119)	934,471
Lease assets	1,005,214	1,007,015	(1,801)	990,405
Deferred tax assets	1,152,515	1,598,158	(445,643)	1,752,817
Deferred tax assets for land revaluation	—	—	—	75
Goodwill	8,010	13,381	(5,371)	27,763
Customers' liabilities for acceptances and guarantees	3,646,868	3,444,799	202,069	3,506,833
Reserve for possible loan losses	(1,008,989)	(1,273,560)	264,571	(1,242,117)
Total assets	104,671,142	99,731,858	4,939,284	101,271,934
Liabilities:				
Deposits	70,885,616	68,474,861	2,410,755	68,125,760
Negotiable certificates of deposit	2,939,757	2,713,270	226,487	3,332,478
Call money and bills sold	7,284,214	4,971,462	2,312,752	4,680,288
Payables under repurchase agreements	519,593	405,671	113,922	663,686
Payables under securities lending transactions	2,302,511	3,868,001	(1,565,490)	4,794,608
Commercial paper	—	374,100	(374,100)	374,900
Trading liabilities	1,912,925	2,110,473	(197,548)	1,902,108
Borrowed money	2,144,128	2,142,873	1,255	2,202,309
Foreign exchanges	501,768	478,482	23,286	508,096
Short-term bonds	462,000	1,000	461,000	—
Bonds	4,339,471	4,339,497	(26)	4,504,849
Due to trust account	29,691	50,457	(20,766)	22,789
Other liabilities	2,702,502	2,363,786	338,716	2,648,603
Reserve for employee bonuses	7,435	23,816	(16,381)	7,144
Reserve for employee retirement benefits	36,357	34,792	1,565	32,319
Reserve for expenses related to EXPO 2005 Japan	—	231	(231)	201
Other reserves	1,092	1,093	(1)	1,093
Deferred tax liabilities	52,185	45,259	6,926	48,217
Deferred tax liabilities for land revaluation	50,466	90,994	(40,528)	54,422
Acceptances and guarantees	3,646,868	3,444,799	202,069	3,506,833
Total liabilities	99,818,587	95,934,927	3,883,660	97,410,713
Minority interests	1,110,073	1,021,203	88,870	1,018,158
Stockholders' equity:				
Capital stock	1,352,651	1,352,651	—	1,247,650
Capital surplus	974,360	974,346	14	869,344
Retained earnings	905,151	329,963	575,188	707,323
Land revaluation excess	37,872	57,853	(19,981)	94,138
Net unrealized gains on other securities	801,012	410,653	390,359	251,645
Foreign currency translation adjustments	(57,251)	(79,883)	22,632	(57,481)
Treasury stock	(271,315)	(269,857)	(1,458)	(269,558)
Total stockholders' equity	3,742,481	2,775,728	966,753	2,843,062
Total liabilities, minority interests and stockholders' equity	104,671,142	99,731,858	4,939,284	101,271,934

2. Consolidated Statements of Income

(Millions of yen)

Nine months ended December 31, 2005 and 2004, and Year ended March 31, 2005	Nine months ended December 31, 2005 (A)	Nine months ended December 31, 2004 (B)	Change (A) - (B)	[Condensed] Year ended March 31, 2005 (Reference)
Ordinary income	2,718,972	2,614,461	104,511	3,580,796
Interest income	1,206,620	1,121,932	84,688	1,521,728
Interest on loans and discounts	903,606	854,528	49,078	1,145,653
Interest and dividends on securities	206,580	175,997	30,583	256,396
Trust fees	6,370	1,294	5,076	2,609
Fees and commissions	505,284	426,275	79,009	596,086
Trading profits	10,487	148,241	(137,754)	144,587
Other operating income	891,338	736,429	154,909	1,058,289
Other income	98,871	180,288	(81,417)	257,495
Ordinary expenses	1,930,268	2,378,187	(447,919)	3,611,089
Interest expenses	354,390	250,110	104,280	350,385
Interest on deposits	192,088	87,526	104,562	131,498
Fees and commissions	74,160	68,351	5,809	79,976
Trading losses	31,991	539	31,452	199
Other operating expenses	614,569	590,137	24,432	867,748
General and administrative expenses	635,538	637,324	(1,786)	852,715
Other expenses	219,619	831,724	(612,105)	1,460,064
Ordinary profit (loss)	788,703	236,274	552,429	(30,293)
Extraordinary gains	61,619	3,634	57,985	9,074
Extraordinary losses	15,381	30,541	(15,160)	87,316
Income (loss) before income taxes and minority interests	834,940	209,367	625,573	(108,535)
Income taxes, Current	50,541	28,788	21,753	30,638
Income taxes, Refund	—	8,598	(8,598)	8,869
Income taxes, Deferred	139,276	4,981	134,295	52,912
Minority interests in net income	45,511	41,315	4,196	50,983
Net income (loss)	599,611	142,880	456,731	(234,201)

(Note) Amounts less than one million yen have been omitted.

3. Consolidated Statements of Capital Surplus and Retained Earnings

(Millions of yen)

Nine months ended December 31, 2005 and 2004, and Year ended March 31, 2005	Nine months ended December 31, 2005 (A)	2004 (B)	Change (A) − (B)	Year ended March 31, 2005 (Reference)
Capital surplus				
Capital surplus at beginning of term (year)	974,346	865,282	109,064	865,282
Increase of capital surplus	13	4,062	(4,049)	109,064
Issuance of preferred stocks	−	−	−	105,001
Gains on disposal of treasury stock	13	4,062	(4,049)	4,063
Capital surplus at end of term	974,360	869,344	105,016	974,346
Retained earnings				
Retained earnings at beginning of term (year)	329,963	611,189	(281,226)	611,189
Increase of retained earnings	619,587	147,021	472,566	3,863
Net income	599,611	142,880	456,731	−
Increase due to increase of consolidated subsidiaries	2	−	2	−
Increase due to decrease of consolidated subsidiaries	6	4	2	4
Increase due to decrease of affiliates accounted for by the equity method	−	1,747	(1,747)	1,747
Increase due to transfer of land revaluation excess	19,968	2,389	17,579	2,111
Decrease of retained earnings	44,400	50,887	(6,487)	285,088
Net loss	−	−	−	234,201
Dividends paid	44,389	46,421	(2,032)	46,421
Decrease due to increase of consolidated subsidiaries	2	−	2	−
Decrease due to decrease of consolidated subsidiaries	7	0	7	0
Decrease due to decrease of affiliates accounted for by the equity method	−	4,466	(4,466)	4,466
Retained earnings at end of term (year)	905,151	707,323	197,828	329,963

(Note) Amounts less than one million yen have been omitted.

4. Segment Information

Business segment information

(Millions of yen)

Nine months ended December 31, 2005 and 2004, and Year ended March 31, 2005	Nine months ended December 31, 2005 (A)	2004 (B)	Change (A) - (B)	Year ended March 31, 2005 (Reference)
Ordinary profit				
Banking business	641,609	117,578	524,031	(154,548)
Leasing business	34,303	31,442	2,861	41,931
Other business	129,169	98,139	31,030	111,246
Subtotal	805,082	247,159	557,923	(1,370)
Elimination and unallocated corporate assets	(16,378)	(10,884)	(5,494)	(28,922)
Consolidated	788,703	236,274	552,429	(30,293)

(Notes)

1. Amounts less than one million yen have been omitted.
2. "Other business" includes securities, credit card, investment banking, loans, venture capital, system development and data processing business.

Third Quarter Financial Results for the Nine Months ended December 31, 2005 - Supplementary Information -

<Table of Contents>

<Consolidated> .... SMFG's consolidated figures
<Non-consolidated> ..... SMBC's non-consolidated figures

Sumitomo Mitsui Financial Group, Inc.

Sumitomo Mitsui Banking Corporation

1. Operating Results <Consolidated>

(Millions of yen)

		Nine months ended Dec. 31, 2005 (A)	Change (A) - (B)	Nine months ended Dec. 31, 2004 (B)	Year ended Mar. 31, 2005 (Reference)
Consolidated gross profit	1	1,544,988	19,954	1,525,034	2,024,990
Net interest income	2	852,230	(19,592)	871,822	1,171,342
Trust fees	3	6,370	5,076	1,294	2,609
Net fees and commissions	4	431,123	73,200	357,923	516,109
Net trading income	5	(21,504)	(169,205)	147,701	144,387
Net other operating income	6	276,769	130,477	146,292	190,540
General and administrative expenses	7	(635,538)	1,786	(637,324)	(852,715)
Total credit costs	8	(171,781)	581,334	(753,115)	(1,196,797)
Write-off of loans	9	(23,255)	438,716	(461,971)	(759,399)
Provision for specific reserve for possible loan losses	10	(135,337)	295,288	(430,625)	(493,947)
Provision for general reserve for possible loan losses	11	44,769	(179,394)	224,163	201,216
Other credit cost	12	(57,958)	26,724	(84,682)	(144,666)
Gains (losses) on stocks	13	39,666	19,268	20,398	(101,918)
Equity in earnings of affiliates	14	26,580	8,936	17,644	27,142
Other income (expenses)	15	(15,212)	(78,848)	63,636	69,005
Ordinary profit (loss)	16	788,703	552,429	236,274	(30,293)
Extraordinary gains (losses)	17	46,237	73,144	(26,907)	(78,242)
Losses on impairment of fixed assets	18	(10,881)	(10,881)	—	—
Income (loss) before income taxes and minority interests	19	834,940	625,573	209,367	(108,535)
Income taxes, current	20	(50,541)	(21,753)	(28,788)	(30,638)
Income taxes, refund	21	—	(8,598)	8,598	8,869
Income taxes, deferred	22	(139,276)	(134,295)	(4,981)	(52,912)
Minority interests in net income	23	(45,511)	(4,196)	(41,315)	(50,983)
Net income (loss)	24	599,611	456,731	142,880	(234,201)

(Notes)

1. Amounts less than one million yen have been omitted. Figures in parenthesis indicate the amount of loss or decrease.
2. Consolidated gross profit = (Interest income - interest expenses) + Trust fees + (Fees and commissions (income) - Fees and commissions (expenses)) + (Trading profits - Trading losses) + (Other income - Other expenses)

<Reference>

(Billions of yen)

Consolidated net business profit	25	901.4	83.4	818.0	1,014.4

(Note) Consolidated net business profit = (SMBC Non-consolidated banking profit (before provision for general reserve for possible loan losses)) + (Other consolidated subsidiaries' ordinary profit (excluding non-recurring items) + (Affiliates' ordinary profit) X (Ownership ratio) - (Internal transaction (dividends, etc.))

(Number of consolidated subsidiaries and affiliates)

<Reference>

		Dec. 31, 2005	Change	Mar. 31, 2005	Sept. 30, 2005
Consolidated subsidiaries	26	160	(7)	167	166
Affiliates accounted for by the equity method	27	64	11	53	59

2. Operating Results <SMBC, Nonconsolidated>

(Millions of yen)

		Nine months ended Dec. 31, 2005 (A)	Change (A) - (B)	Nine months ended Dec. 31, 2004 (B)	<Reference> Year ended Mar. 31, 2005 (Reference)
Gross banking profit	1	1,145,220	5,045	1,140,175	1,522,861
Excluding gains (losses) on bonds	2	*1,126,836*	*28,290*	*1,098,546*	*1,544,452*
Net interest income	3	697,593	(16,510)	714,103	972,506
Trust fees	4	6,368	5,074	1,294	2,609
Net fees and commissions	5	248,104	51,646	196,458	298,076
Net trading income	6	(37,082)	(171,594)	134,512	131,579
Net other operating income	7	230,236	136,430	93,806	118,088
Gains (losses) on bonds	8	*18,384*	*(23,245)*	*41,629*	*(21,590)*
Expenses (excluding non-recurring losses)	9	(438,837)	(1,394)	(437,443)	(582,365)
Personnel expenses	10	(147,498)	9,099	(156,597)	(204,146)
Non-personnel expenses	11	(266,666)	(13,394)	(253,272)	(341,534)
Taxes	12	(24,671)	2,901	(27,572)	(36,684)
Banking profit (before provision for general reserve for possible loan losses)	13	706,383	3,651	702,732	940,495
Excluding gains (losses) on bonds	14	*687,998*	*26,895*	*661,103*	*962,086*
Provision for general reserve for possible loan losses	15	20,559	(317,022)	337,581	351,477
Banking profit	16	726,942	(313,372)	1,040,314	1,291,972
Non-recurring gains (losses)	17	(126,399)	708,665	(835,064)	(1,363,653)
Credit related costs	18	(135,318)	767,716	(903,034)	(1,306,320)
Write-off of loans	19	13,001	411,642	(398,641)	(697,941)
Provision for specific reserve for possible loan losses	20	(112,457)	308,101	(420,558)	(474,155)
Losses on sale of delinquent loans	21	(36,219)	50,990	(87,209)	(138,052)
Provision for loan loss reserve for specific overseas countries	22	357	(3,017)	3,374	3,828
Gains (losses) on stocks	23	24,164	10,174	13,990	(118,727)
Gains on sale of stocks	24	45,316	(26,244)	71,560	113,059
Losses on sale of stocks	25	(538)	437	(975)	(4,206)
Losses on devaluation of stocks	26	(20,614)	35,980	(56,594)	(227,580)
Other non-recurring gains (losses)	27	(15,245)	(69,225)	53,980	61,394
Ordinary profit (loss)	28	600,543	395,293	205,250	(71,680)
Extraordinary gains (losses)	29	(5,150)	15,210	(20,360)	(28,398)
Gains (losses) on disposal of premises and equipment	30	474	8,969	(8,495)	(12,495)
Losses on impairment of fixed assets	31	(5,589)	(5,589)	—	—
Amortization of net transition obligation from initial application of the new accounting standard for employee retirement benefits	32	—	12,001	(12,001)	(16,001)
Income (loss) before income taxes	33	595,392	410,502	184,890	(100,079)
Income taxes, current	34	(9,839)	(6,955)	(2,884)	(6,379)
Income taxes, refund	35	—	(7,890)	7,890	8,184
Income taxes, deferred	36	(121,816)	(123,777)	1,961	(38,579)
Net income (loss)	37	463,736	271,879	191,857	(136,854)

Total credit cost (15+18)	38	(114,758)	450,694	(565,452)	(954,843)

(Note) Amounts less than one million yen have been omitted. Figures in parenthesis indicate the amount of loss or decrease.

3. Capital Ratio

(Billions of yen)

<Consolidated>

		December 31, 2005	Change from March 31, 2005	March 31, 2005	<Reference> September 30, 2005
(1) Capital ratio	1	11.14%	1.20%	9.94%	11.00%
(2) Tier I capital	2	3,992.4	730.1	3,262.3	3,746.1
(3) Tier II capital included as qualifying capital	3	3,963.7	701.4	3,262.3	3,746.1
(a) Unrealized gains on securities	4	616.6	299.5	317.1	410.9
(b) Land revaluation excess	5	39.9	(27.2)	67.1	39.9
(c) General reserve for possible loan losses	6	591.0	(42.5)	633.5	597.4
(d) Subordinated debt	7	2,716.3	471.7	2,244.6	2,697.9
(4) Subtraction items	8	611.7	107.3	504.4	548.0
(5) Total capital (2)+(3)-(4)	9	7,344.3	1,324.2	6,020.1	6,944.2
(6) Risk-adjusted assets	10	65,897.5	5,344.9	60,552.6	63,127.9

4. Problem Assets Based on the Financial Reconstruction Law

(Billions of yen)

<Consolidated>

		December 31, 2005	Change from March 31, 2005	March 31, 2005	<Reference> September 30, 2005
Bankrupt and quasi-bankrupt assets	11	326.7	(154.3)	481.0	394.1
Doubtful assets	12	768.9	(305.3)	1,074.2	830.1
Substandard loans	13	539.0	(228.8)	767.8	622.1
Total (A)	14	1,634.6	(688.4)	2,323.0	1,846.3
Normal assets	15	60,916.3	3,821.5	57,094.8	59,145.1
Total (B)	16	62,550.9	3,133.1	59,417.8	60,991.4
Problem asset ratio (A/B)	17	2.6%	(1.3)%	3.9%	3.0%
Amount of direct reduction		1,263.2	(519.0)	1,782.2	1,367.6

(Note) In addition to loans, acceptances and guarantees, suspense payments, and other credit-type assets are included in the "Problem Assets Based on the Financial Reconstruction Law."

(Billions of yen)

<SMBC, Non-consolidated>

		December 31, 2005	Change from March 31, 2005	March 31, 2005	<Reference> September 30, 2005
Bankrupt and quasi-bankrupt assets	18	240.8	(207.5)	448.3	301.7
Doubtful assets	19	662.0	(262.4)	924.4	723.8
Substandard loans	20	314.0	(137.9)	451.9	380.5
Total (A)	21	1,216.8	(607.8)	1,824.6	1,406.0
Normal assets	22	56,464.5	3,011.9	53,452.6	54,970.7
Total (B)	23	57,681.3	2,404.1	55,277.2	56,376.7
Problem asset ratio (A/B)	24	2.1%	(1.2)%	3.3%	2.5%
Amount of direct reduction		1,034.7	(497.1)	1,531.8	1,113.0

5. Unrealized Gains (Losses) on Securities

<Consolidated>

<Reference> (Billions of yen)

		December 31, 2005					March 31, 2005			
		Balance sheet amount	Net unrealized gains (losses)	Change from Mar.2005	Gains	Losses	Balance sheet amount	Net unrealized gains (losses)	Gains	Losses
Held-to-maturity securities	1	1,364.4	(6.5)	(4.7)	2.5	(9.0)	547.2	(1.8)	2.1	(3.9)
Other securities	2	20,732.8	1,351.9	655.5	1,594.1	(242.2)	23,377.4	696.4	801.4	(105.0)
Stocks	3	3,845.8	1,544.3	839.2	1,563.6	(19.3)	3,127.4	705.1	750.5	(45.4)
Bonds	4	12,163.8	(163.3)	(178.3)	3.6	(166.9)	16,859.6	15.0	35.0	(20.0)
Others	5	4,723.2	(29.1)	(5.4)	26.9	(56.0)	3,390.4	(23.7)	15.9	(39.6)
Other money held in trust	6	0.9	0.2	0.0	0.2	－	3.8	0.2	0.3	(0.1)
Total	7	22,098.1	1,345.6	650.8	1,596.8	(251.2)	23,928.4	694.8	803.8	(109.0)
Stocks	8	3,845.8	1,544.3	839.2	1,563.6	(19.3)	3,127.4	705.1	750.5	(45.4)
Bonds	9	13,495.5	(170.1)	(182.8)	5.7	(175.8)	17,366.9	12.7	36.6	(23.9)
Others	10	4,756.8	(28.6)	(5.6)	27.5	(56.1)	3,434.1	(23.0)	16.7	(39.7)

(Notes)

1. The figures above include unrealized gains (losses) on negotiable certificates of deposit in "Deposits with banks" and beneficiary claims on trust such as receivables in "Commercial paper and other debt purchased."
2. Unrealized gains (losses) on stocks are mainly calculated using average market prices during the final month of the corresponding period. Rest of the securities is valuated at the market prices as of the balance sheet date.
3. Other securities and Other money held in trust are valuated and recorded on the balance sheet at market prices. Net unrealized gains (losses) in the table above indicate the difference between the acquisition cost (or amortized costs) and the balance sheet amounts.
   Net unrecognized gains on other securities as of December 31, 2005 include losses of JPY 0.7 billion that were recognized in income statement by applying fair value hedge accounting and valuation losses of JPY 0.0 billion on embedded financial instruments in their entirety that were recorded in income statement because their embedded derivatives are not measured separately. Therefore, JPY 0.7 billion is added to the amount to be directly included in stockholders' equity. As for March 31, 2005, respective amount was gains of JPY 0.5 billion and gains of JPY 0.1 billion, and JPY 0.6 billion was excluded from the amount to be directly included in stockholders' equity.

<SMBC, Non-consolidated>

<Reference> (Billions of yen)

		December 31, 2005					March 31, 2005			
		Balance sheet amount	Net unrealized gains (losses)	Change from Mar.2005	Gains	Losses	Balance sheet amount	Net unrealized gains (losses)	Gains	Losses
Held-to-maturity securities	11	1,341.3	(6.5)	(4.7)	2.5	(9.0)	516.3	(1.8)	2.1	(3.9)
Stocks of subsidiaries and affiliates	12	1,528.8	280.0	219.7	280.0	－	1,436.7	60.3	60.7	(0.4)
Other securities	13	19,256.4	1,288.9	637.5	1,518.6	(229.7)	21,802.0	651.4	750.1	(98.7)
Stocks	14	3,681.1	1,475.7	808.4	1,492.3	(16.6)	2,987.2	667.3	708.6	(41.3)
Bonds	15	11,328.5	(156.3)	(164.0)	2.4	(158.7)	15,870.7	7.7	27.3	(19.6)
Others	16	4,246.8	(30.5)	(6.9)	23.9	(54.4)	2,944.1	(23.6)	14.2	(37.8)
Other money held in trust	17	0.9	0.2	0.0	0.2	－	3.8	0.2	0.3	(0.1)
Total	18	22,127.4	1,562.6	852.5	1,801.3	(238.7)	23,758.8	710.1	813.2	(103.1)
Stocks	19	4,297.4	1,755.7	1,028.1	1,772.3	(16.6)	3,536.9	727.6	769.3	(41.7)
Bonds	20	12,660.1	(163.2)	(168.6)	4.5	(167.7)	16,377.1	5.4	28.9	(23.5)
Others	21	5,169.9	(29.9)	(7.0)	24.5	(54.4)	3,844.8	(22.9)	15.0	(37.9)

(Notes)

1. The figures above include unrealized gains (losses) on negotiable certificates of deposit in "Deposits with banks."
2. Unrealized gains (losses) on stocks (excluding stocks of subsidiaries and affiliates) are calculated using average market prices during the final month of the corresponding period. Rest of the securities is valuated at the market prices as of the balance sheet date.
3. Other securities and Other money held in trust are valuated and recorded on the balance sheet at market prices. Net unrealized gains (losses) in the table above indicate the difference between the acquisition cost (or amortized costs) and the balance sheet amounts.
   Net unrecognized gains on other securities as of December 31, 2005 include losses of JPY 0.7 billion that were recognized in income statement by applying fair value hedge accounting and valuation losses of JPY 0.0 billion on embedded financial instruments in their entirety that were recorded in income statement because their embedded derivatives are not measured separately. Therefore, JPY 0.7 billion is added to the amount to be directly included in stockholders' equity. As for March 31, 2005, respective amount was gains of JPY 0.5 billion and gains of JPY 0.1 billion, and JPY 0.6 billion was excluded from the amount to be directly included in stockholders' equity.

6. Overview of Derivative Transactions (on Deferred Hedge Accounting Basis)

<SMBC, Non-consolidated>

<Reference> (Billions of yen)

	December 31, 2005				March 31, 2005			
	Assets	Liabilities	Net assets	Net deferred gains(losses)	Assets	Liabilities	Net assets	Net deferred gains(losses)
Interest rate swaps	40.3	47.4	(7.1)	(105.5)	57.7	52.9	4.8	(74.2)
Currency swaps	7.1	5.4	1.7	1.5	1.1	9.7	(8.6)	2.8
Others	3.4	3.2	0.2	(9.7)	7.5	5.7	1.8	12.1
Total	50.8	56.0	(5.2)	(113.7)	66.3	68.3	(2.0)	(59.3)

(Notes)

1. Derivative transactions are valuated at fair value in the balance sheet.
2. SMBC applies individual deferred hedge or fair value hedge accounting based on Practical Guidelines for Accounting Standard for Financial Instruments as well as deferred hedge accounting for banking industry based on JICPA Industry Audit Committee Report No. 24 and No. 25.

(Appendix) Contract amount of interest rate swaps (on deferred hedge accounting basis), classified by maturity

<Reference> (Billions of yen)

	December 31, 2005				March 31, 2005			
	1 year or less	1-5 years	Over 5 years	Total	1 year or less	1-5 years	Over 5 years	Total
Receivable fixed rate /payable floating rate	5,733.9	16,200.6	4,799.9	26,734.4	7,304.7	16,947.2	3,170.8	27,422.7
Receivable floating rate /payable fixed rate	510.2	5,209.9	5,352.4	11,072.5	949.8	5,995.4	3,270.3	10,215.5
Receivable floating rate /payable floating rate	250.0	232.0	20.8	502.8	155.0	452.0	50.8	657.8
Total contract amount	6,494.1	21,642.5	10,173.1	38,309.7	8,409.5	23,394.6	6,491.9	38,296.0

7. Deposits and Loans

(Billions of yen)

<SMBC, Non-consolidated>

<Reference>

	December 31, 2005	Change from March 31, 2005	March 31, 2005	September 30, 2005
Domestic deposits	61,540.7	931.1	60,609.6	60,872.6
Individual	33,314.1	1,160.1	32,154.0	32,484.7

(Note) Calculation based on the numbers before elimination of temporary inter-office accounts, excluding "negotiable certificates of deposit" and offshore banking accounts.

Loans and bills discounted	52,260.0	2,192.4	50,067.6	50,949.2

8. Return on Equity

<Consolidated>

<Reference>

	Nine months ended December 31, 2005	Change from the year ended March 31, 2005	Year ended March 31, 2005	Six months ended September 30, 2005
Fully-diluted ROE	24.4%	32.4%	(8.0)%	25.9%

(Note)

$$\text{Fully-diluted ROE} = \frac{\text{(Net income) X (number of days in a year) / (number of days in the relevant period)}}{\{\text{(Stockholders' equity at the beginning of the period)} + \text{(Stockholders' equity at the end of the period)}\} / 2} \text{ X 100}$$

Exhibit B4(b)

平成18年2月24日

各　位

株式会社三井住友フィナンシャルグループ
（コード番号　8316）

第三者割当増資の結果に関するお知らせ

平成18年1月6日開催の当社取締役会において決議いたしました新株式発行及び自己株式の処分並びに株式売出しに関し、当社より40,700株を上限として割当先に付与された新発行株式の割当を受ける権利につきまして、割当先よりその全部につき申込みを行う旨の通知がありましたので、下記のとおりお知らせいたします。

記

第三者割当増資による新株式発行

(1)	発行新株式数	40,700株 （発行予定株式数40,700株）
(2)	発行価額	1株につき金 1,130,500円
(3)	発行価額の総額	46,011,350,000円
(4)	発行価額中資本に組入れない額	1株につき金 565,250円
(5)	申込期日	平成18年2月28日（火）
(6)	払込期日	平成18年2月28日（火）
(7)	割当先	大和証券エスエムビーシー株式会社

以　上

＜ご参考＞

1. 今回の第三者割当増資は、平成 18 年 1 月 6 日開催の当社取締役会において公募による新株式発行及び自己株式の処分並びに株式売出しと同時に決議されたものであります。今回の第三者割当増資の内容等につきましては平成 18 年 1 日 6 日付「新株式発行及び自己株式の処分並びに株式売出しに関するお知らせ」をご参照ください。

2. 今回の第三者割当増資による発行済株式総数の推移

(1) 現在の発行済株式総数	普通株式	7,383,472.77 株
(平成 18 年 1 月 31 日現在)	第一種優先株式	35,000 株
	第二種優先株式	100,000 株
	第三種優先株式	695,000 株
	第四種優先株式	50,100 株
	第五種優先株式	－ 株
	第六種優先株式	70,001 株
	合計	8,333,573.77 株
(2) 第三者割当増資による増加株式数	普通株式	40,700 株
(3) 第三者割当増資後の発行済株式総数	普通株式	7,424,172.77 株
	第一種優先株式	35,000 株
	第二種優先株式	100,000 株
	第三種優先株式	695,000 株
	第四種優先株式	50,100 株
	第五種優先株式	－ 株
	第六種優先株式	70,001 株
	合計	8,374,273.77 株

(注) 発行済株式総数は新株予約権の行使及び優先株式の普通株式への転換により増加する可能性があります。

3. 第三者割当増資による調達資金の使途

今回の第三者割当増資による手取概算額 45,735.35 百万円、公募増資による手取概算額 89,891 百万円、自己株式の処分（国内処分分）による手取概算額 207,816.95 百万円及び自己株式の処分（海外処分分）による手取概算額 243,884.05 百万円については、一般運転資金に充当する予定であります。

なお、公募増資、自己株式の処分（国内処分及び海外処分）及び第三者割当増資による資本調達は、自己資本の増強を通じて、公的資金の早期返済や、その後の経営資源の戦略的投入及び株主への利益還元を含む資本政策に関する経営上の柔軟性向上に資するものであります。

以　上


SEC MAIL PROCESSING
RECEIVED
APR 24 2006
WASH, D.C. 199 SECTION

平成１８年２月２８日

各　位

株式会社 三井住友フィナンシャルグループ
（コード番号 8316）

優先株式の転換価額及び下限転換価額の調整に関するお知らせ

株式会社三井住友フィナンシャルグループ（社長　北山禎介）が発行しております第一種、第二種、第三種及び第１－１２回第四種優先株式の転換価額及び下限転換価額は、当該優先株式についての転換の定めに基づき、それぞれ下記のとおり調整されますので、お知らせいたします。

記

１．転換価額の調整

（銘　柄）	（調整後転換価額）	（調整前転換価額）
第一種優先株式	942,500 円	943,000 円
第二種優先株式	942,500 円	943,000 円
第三種優先株式	826,900 円	827,300 円
第１－１２回第四種優先株式	320,700 円	320,900 円

２．下限転換価額の調整

（銘　柄）	（調整後下限転換価額）	（調整前下限転換価額）
第一種優先株式	942,500 円	943,000 円
第二種優先株式	942,500 円	943,000 円
第三種優先株式	248,500 円	248,600 円
第１－１２回第四種優先株式	105,700 円	105,800 円

３．適用日　　平成１８年３月１日以降

以　上

＜本件に関するお問い合わせ先＞
広報部　石田　TEL:03-5512-2676

(English Translation)

Sumitomo Mitsui Financial Group, Inc.

Notice regarding Adjustments of Conversion Price and Conversion Floor Price of certain Preferred Stocks issued by Sumitomo Mitsui Financial Group, Inc.

Tokyo, February 28, 2006 --- Sumitomo Mitsui Financial Group, Inc. (President: Teisuke Kitayama) hereby announces that the conversion price and conversion floor price with respect to Type 1 Preferred Stock, Type 2 Preferred Stock, Type 3 Preferred Stock and First to Twelfth Series Type 4 Preferred Stock, respectively, will be adjusted as set out below in accordance with the terms and conditions of each of the preferred stocks.

PARTICULARS

1. Adjustments of Conversion Price

	After the Adjustment	Before the Adjustment
Type 1	JPY 942,500	JPY 943,000
Type 2	JPY 942,500	JPY 943,000
Type 3	JPY 826,900	JPY 827,300
First to Twelfth Series Type 4	JPY 320,700	JPY 320,900

2. Adjustments of Conversion Floor Price

	After the Adjustment	Before the Adjustment
Type 1	JPY 942,500	JPY 943,000
Type 2	JPY 942,500	JPY 943,000
Type 3	JPY 248,500	JPY 248,600
First to Twelfth Series Type 4	JPY 105,700	JPY 105,800

3. Effective Date: March 1, 2006

This "Notice regarding Adjustments of Conversion Price and Conversion Floor Price of certain Preferred Stocks issued by Sumitomo Mitsui Financial Group, Inc." is published in order to publicly announce the facts herein described, not to solicit anyone into making any investment in or outside of Japan, nor for


APR 24 2006
WASH, D.C.
199
SECTION

平成18年3月9日

各　位

株式会社三井住友フィナンシャルグループ
（コード番号　８３１６）
株式会社日本総合研究所

日本総合研究所の会社分割による新会社設立のお知らせ

株式会社三井住友フィナンシャルグループ（社長：北山禎介、以下「ＳＭＦＧ」という）の連結子会社である株式会社日本総合研究所（社長：奥山俊一、以下「日本総合研究所」という）は、本日開催の取締役会において、会社分割により新会社を設立することを決議いたしましたのでお知らせいたします。

記

１．会社分割による新会社設立の目的

日本総合研究所は、主としてＳＭＦＧグループ外のお客さまに向けたＩＴソリューション提供力の一層の強化を図るため、「お客さま向けＩＴ事業」に特化する100%子会社「株式会社日本総研ソリューションズ（仮称）」（以下「日本総研ソリューションズ」という）を、会社分割により設立いたします。

日本総研ソリューションズでは、これまで日本総合研究所が蓄積してまいりました高度なシステム開発、情報処理業務のノウハウを活用し、お客さまのニーズに合致したＩＴソリューション提供を、より積極的に推進してまいります。

なお、日本総合研究所は、従来通りシンクタンク業とコンサルティング業を営むほか、三井住友銀行をはじめとするグループ各社向けや戦略事業であるカード業務向けのシステム開発、情報処理業務を行なう「グループＩＴ会社」として、グループ事業戦略をＩＴの面から支える役割を一層強化してまいります。

２．会社分割の要旨

(1) 分割の日程（予定）

会社分割基本方針承認取締役会（日本総合研究所）	平成18年3月9日
分割計画書承認株主総会（日本総合研究所）	平成18年5月15日
分割期日	平成18年7月1日
分割登記	平成18年7月3日

(2) 分割方式

日本総合研究所を分割会社とし、日本総研ソリューションズを新設会社とする、分社型の新設分割を予定しております。

(3) 株式の割当

日本総研ソリューションズは、本件分割に際して発行する普通株式の全てを日本総合研究所に割当交付し、日本総合研究所の完全子会社となることを予定しております。

(4) 分割交付金

(5) 日本総研ソリューションズが承継する権利義務
日本総研ソリューションズは、原則として分割するＳＭＦＧグループ外のお客さま向けＩＴ事業に関わる資産および負債ならびに債権債務その他の権利義務を承継する予定です。

(6) 債務履行の見込
本分割において、日本総合研究所および日本総研ソリューションズが負担すべき債務については、 履行の見込みに問題はないものと判断しております。

3．分割当事会社の概要

項　目	分割会社	新設会社（予定）
(1)商号	株式会社 日本総合研究所	株式会社 日本総研ソリューションズ
(2)事業内容	システム開発・情報処理業 コンサルティング業 シンクタンク業	システム開発・情報処理業 ＩＴコンサルティング業
(3)設立年月	平成14年11月	平成18年7月
(4)所在地	東京都千代田区一番町16番	東京都千代田区一番町16番
(5)資本金	100億円	50億円
(6)代表者	奥山　俊一	小名木　正也
(7)主要取引先	三井住友銀行、三井住友カード、三井住友銀リース、官公庁　等	一般事業法人、官公庁、地方公共団体、学校　　等
(8)大株主及び持株比率	ＳＭＦＧ 100%	日本総合研究所　100%
(9)総資産及び業績 (単位：億円)	17/3期　総資産　794 売上高　1,112 営業利益　63	−

4．分割する事業部門の内容

(1) 分割する事業の内容
日本総合研究所の、主としてＳＭＦＧグループ外のお客さま向けＩＴ事業

(2) 分割を予定する部門の平成17年3月期における経営成績
売上高　　365億円

(3) 譲渡資産・負債の項目及び金額
未定

5．ＳＭＦＧの業績の見通し

本件に伴う平成18年3月期業績予想の変更はありません。

以　上

【本件に関するお問い合わせ先】
ＳＭＦＧ　　　　　広報部　石田　03-5512-2676
日本総合研究所　広報部　武藤　03-3288-5360

(English Translation)

Sumitomo Mitsui Financial Group, Inc.
The Japan Research Institute, Limited

JRI to Establish New Company through Corporate Split

TOKYO, March 9, 2006 --- Sumitomo Mitsui Financial Group, Inc. (SMFG, President: Teisuke Kitayama) hereby announces that The Japan Research Institute, Limited (JRI, President: Shunichi Okuyama), a wholly-owned subsidiary of SMFG, today resolved to establish a new company through a corporate split at the meeting of Board of Directors of JRI.

1. Object of establishment of new company through corporate split

JRI will establish a new company, tentatively named "JRI Solutions Ltd." (JRIS), which will become a wholly owed subsidiary of JRI, in order to strengthen the IT solutions business targeting mainly customers other than the SMFG group companies.

JRIS will more aggressively promote marketing of IT solutions that meet customer needs, utilizing the highly innovative system development and data processing know-how of JRI.

Meanwhile, JRI will retain the think-tank services and consulting business and strengthen its ability to support Sumitomo Mitsui Banking Corporation (SMBC) and other SMFG group companies in system development and data processing for their strategic businesses such as the credit card business, as the "Group's IT company."

2. Summary of corporate split

(1) Schedule of corporate split (planned)

JRI board meeting for approval of basic corporate split policy:	March 9, 2006
JRI general meeting of shareholders for approval of corporate split:	May 15, 2006
Date of corporate split:	July 1, 2006
Registration of corporate split:	July 3, 2006

(2) Method of corporate split

JRI will be the split company and JRIS will be the newly established company.

(3) Allotment of shares

JRIS will allot all common shares it will issue at the time of the corporate split to JRI and become a wholly-owned subsidiary of JRI.

(4) Cash payment

No cash payment will be made on the corporate split.

(5) Assets, liabilities, claims and obligations to be transferred to JRIS

JRIS will basically succeed the assets, liabilities, related claims and obligations of current JRI's IT business for customers other than the SMFG group companies.

(6) Prospect for fulfillment of obligations

3. Profile of JRI and JRIS after corporate split

	Company to be split	Newly established company (planned)
(1) Corporate name	The Japan Research Institute, Limited	JRI Solutions Ltd.
(2) Business description	• System development • Data processing • Consulting business • Think-tank services	• System development • Data processing • Consulting for IT business
(3) Establishment	November, 2002	July, 2006
(4) Head office address	16 Ichiban-cho, Chiyoda-ku, Tokyo	16 Ichiban-cho, Chiyoda-ku, Tokyo
(5) Capital stock	10 billion yen	5 billion yen
(6) Representative	Shunichi Okuyama	Masaya Onagi
(7) Main customers	• SMBC • Sumitomo Mitsui Card Company, Limited • SMBC Leasing Company, Limited • Government and other public offices	• Corporations • Government and other public offices • Local public authorities • Schools
(8) Principal shareholders and holdings	SMFG 100%	JRI 100%
(9) Total assets and business results	Fiscal year ended March 31, 2005 • Total Assets 79.4 billion yen • Sales: 111.2 billion yen • Operating profit: 6.3 billion yen	–

4. Outline of business to be split

(1) Business to be split

IT business mainly targeting customers other than the SMFG group companies

(2) Sales volume of business to be split

Sales 36.5 billion yen

(3) Assets and liabilities of business to be split

To be determined

5. SMFG's earnings forecasts

The corporate split will not affect SMFG's earnings forecasts for the year ending March 31, 2006.

Exhibit B4(e)


RECEIVED
APR 24 2006
WASH, D.C.
SECTION
199

平成１８年3月３０日

各　位

株式会社三井住友フィナンシャルグループ
（コード番号　８３１６）
株式会社三井住友銀行
ＳＭＢＣフレンド証券株式会社
（コード番号　８６２３）

ＳＭＢＣフレンド証券株式会社の完全子会社化について

（～銀・証融合を通じた個人向けコンサルティングビジネスの強化・高度化について～）

株式会社三井住友フィナンシャルグループ（社長：北山禎介、以下「ＳＭＦＧ」という）及び株式会社三井住友銀行（頭取：奥正之、以下「ＳＭＢＣ」という）と、ＳＭＢＣの子会社であるＳＭＢＣフレンド証券株式会社（社長：玉置勝彦、以下「フレンド証券」という）は、今般、「銀・証融合」をキーワードとする個人向け金融総合サービス提供体制の強化・高度化について合意するとともに、当局の認可を前提として、株式交換によりフレンド証券をＳＭＦＧの完全子会社とすることを本日開催の各社取締役会において決議致しましたので、下記の通りお知らせ致します。

記

１．これまでのＳＭＦＧにおける個人金融サービスへの取組

ＳＭＢＣは、平成１１年に邦銀として初めて個人・法人の営業分離体制へ移行して以来、「Ｏｎｅ’ｓ Ｎｅｘｔ　～ひとりひとりのこれからを提案するサービス業へ～」というブランドスローガンの下、個人総合金融サービス業ＮＯ．１を目指して取組んで参りました。

特に、投資信託や個人年金、証券仲介を通じた外債・仕組債の提供、さらには一時払い終身保険の取扱開始等、個人のお客さまの立場に立った資産運用商品・サービスの拡充には最大限の注力を行っております。

また、これら商品・サービスの拡充に加え、ＳＭＢＣ各支店に邦銀では初めてとなる相談専門ブース（マネーライフコンサルティングデスク）を設置し、高い専門性を備えたコンサルタントを育成・配置することを通じて、お客さまの相談ニーズにきめ細かにお応えできる体制を整備して参りました。

さらに、平成１６年には、土日・休日も含めた「７ｄａｙｓ」での相談サービスの提供を行うＳＭＢＣコンサルティングプラザを新規開設するなど、お客さまのアクセス利便の向上と接点の拡大にも取組んできております。

一方、フレンド証券は、対面営業を主体としたリテール証券会社として、幅広い層のお客さまに対する株式・債券・投資信託を中心とした金融商品の提供を、全国に展開している７０箇所の営業拠点を通して行って参りました。特に、最近では毎月分配型や元本確保型の投資信託といったお客様のニーズに合致した商品の提供にも注力し、業界トップクラスの自己資本規制比率水準を維持するとともに、大手証券会社のリテール部門に伍した好業績を上げております。

２．フレンド証券の完全子会社化の目的

このところの日本の金融市場の正常化に伴い、個人の家計金融資産動向は「貯蓄」から「投資」へのトレンドを一段と明確化させており、今後も個人における資産運用ニーズはますます多様化していくと見込まれております。

また個人投資家の金融知識の一段の向上とアセットアロケーションを通じたポートフォリオマネジメントへの関心の高まりにより、ＳＭＡ（Separately Managed Account：投資一任型運用サービス）等の新たな資産運用ビジネスが広まっていくものと考えております。

これらを背景に、ＳＭＦＧは、今般フレンド証券を完全子会社化することによりグループ連携を一段と強化し、銀行と証券との間のシナジー極大化を追求する、従来型のビジネスモデルとは一線を画した真の「銀・証融合ビジネスモデル」の構築を推進して参ります。

具体的には、以下のような連携強化をＳＭＢＣとフレンド証券で進めて参ります。

３．具体的な銀・証融合施策

（１）ファンドラップサービスの導入

「資産運用について検討する纏まった時間が確保できない」「資産運用については信頼のおけるプロフェッショナルに任せたい」「ひとりひとりのニーズに応じて肌理細かくカスタマイズされた運用商品を利用したい」といったお客さまの声に対応すべく、ＳＭＢＣとフレンド証券は、ファンドラップサービス（投資顧問付き資産運用口座）を共同開発し、当局の認可を前提として１８年度下期を目処に銀行窓口で提供を開始致します。

この証券仲介スキームを活用した銀行窓口でのファンドラップサービスの提供は国内初の試みであります。

ファンドラップサービスを構成する投資信託の商品ラインアップにつきましては、お客さまの多様化したニーズに対応可能な主要アセットクラスを網羅したものとし、従来からＳＭＢＣが導入しておりますオープンアーキテクチャーコンセプトを採用する等、厳正な商品選定を実施する予定です。

また、当該サービスの最低ご利用金額は２０００万円程度に設定し、団塊世代の方々の退職金運用ニーズへの対応をはじめ、より幅広いお客さまにご利用いただける商品設計とする予定です。

尚、ファンドラップサービスは、預かり資産額に一定比率を乗じた手数料スキームを前提としておりますが、運用成果に応じて変動する成功報酬型の手数料体系も採り入れることにより、お客さまの納得感・満足度を高めていく予定であります。

（2）ＳＭＦＧ内における人材交流の推進

ＳＭＦＧは、より広範なコンサルティングサービスを提供するため、ＳＭＢＣとフレンド証券との間の人材交流を積極的に進めて参ります。
まずは、ファンドラップサービスを銀行チャネルで拡販していくため、両社から選抜したフロント従業員に対して、ＳＭＢＣ、フレンド証券の各々が有する資産運用ノウハウ・スキルに関する教育を実施し、新たにポートフォリオアドバイザーとしてＳＭＢＣの店舗に再配置して参ります。これにより、ＳＭＢＣの既存コンサルタントとの連携・協働強化を通じた「コラボレイティブ・コンサルティング（Collaborative Consulting)」の実践をＳＭＦＧとして推進して参ります。

人材交流につきましては上記以外にも積極的に進め、１８年度中にフレンド証券からＳＭＢＣに１００名程度を配置する計画としております。その後もグループ内の人的資源の有効活用の観点からさらなる人員交流をＳＭＢＣ・フレンド証券間で推進する予定にしております。これにより、銀行業務・証券業務双方に精通したハイレベルのコンサルティングサービスを安定的に提供出来る人材の育成に注力して参ります。

こうした商品面・人材面におけるＳＭＢＣ・フレンド証券の協働強化を通じ、現在、約３．３兆円である両社合算の投信預かり資産残高を大幅に増強して参ります。

（3）個別株式運用に関するコンサルティングサービスの拡充

最近の景気回復局面への移行、株式市況の改善等を背景に、個人の個別株式運用に対する関心が急速に高まりつつあります。
これらの動きに機動的に対応するため、フレンド証券に「株式コンサルティングデスク」を新設し、銀行のお客さまに対して長期運用を前提とした個別株式運用に関するコンサルティングサービスを提供できる体制を整備致します。

４．株式交換の概要

株式交換に関する概要は以下の通りです。

（１） 株式交換に向けた日程（予定）

株式交換契約書承認取締役会	平成１８年4月２８日
株式交換契約書締結	平成１８年4月２８日（株式交換比率の発表）
株式交換契約書承認株主総会	平成１８年6月２9日（フレンド証券）
株式交換の日	平成１８年9月１日

（注）本件の株式交換は、ＳＭＦＧにとって簡易株式交換に該当し、ＳＭＦＧの株主総会の承認を得ることを要しないこととなる予定です。

（２） 株式交換比率

株式交換比率の決定に際しては、合理的な手法による外部機関の評価を踏まえて決定致します。

（３） 株式交換後のフレンド証券の商号

株式交換後も商号に変更はありません。

なお、本件に伴うＳＭＦＧの平成１８年３月期業績予想の変更はありません。

以　上

【本件に関するお問い合わせ先】

三井住友ﾌｨﾅﾝｼｬﾙｸﾞﾙｰﾌﾟ	広報部	石田	TEL：03-5512-2676
三井住友銀行	広報部	森田	TEL：03-5512-2679
ＳＭＢＣフレンド証券	経営企画部	関口	TEL：03-3666-1223

当事会社の概要

（平成 17 年 9 月 30 日現在、単体ベース）

	完全親会社	完全子会社
商号	株式会社三井住友フィナンシャルグループ	ＳＭＢＣフレンド証券株式会社(※1)
事業内容	子会社である銀行およびその他銀行法により子会社とすることができる会社の経営管理業	証券業
設立年月日	平成 14 年 12 月 2 日	昭和 23 年 3 月 2 日
本店所在地	東京都千代田区有楽町一丁目 1 番 2 号	東京都中央区日本橋兜町 7 番 12 号
代表者	取締役社長 北山　禎介	代表取締役社長 玉置　勝彦
資本金	1,352,651 百万円(※2)	27,270 百万円
発行済株式総数	普通株式 7,303,472.77 株 優先株式 950,101 株	普通株式 311,269,929 株
株主資本	3,312,686 百万円	127,320 百万円
総資産	3,653,155 百万円	243,482 百万円
決算期	3 月 31 日	3 月 31 日
従業員数	122 名	1,844 名
主要取引先	事業内容が経営管理業務につき該当なし	一般個人、事業法人等
大株主 （名称及び発行済株式総数に対する所有株式数の割合）(※3)	日本トラスティ・サービス信託銀行株式会社(信託口) 6.56% 日本マスタートラスト信託銀行株式会社(信託口) 5.99% ｻﾞ ﾁｪｰｽ ﾏﾝﾊｯﾀﾝ ﾊﾞﾝｸ ｴﾇｴｲ ﾛﾝﾄﾞﾝ (常任代理人 株式会社みずほコーポレート銀行 兜町証券決済業務室) 2.13% 日本生命保険相互会社 2.11% ｽﾃｰﾄ ｽﾄﾘｰﾄ ﾊﾞﾝｸ ｱﾝﾄﾞ ﾄﾗｽﾄ ｶﾝﾊﾟﾆｰ 505103 (常任代理人 株式会社みずほコーポレート銀行 兜町証券決済業務室) 1.91%	株式会社三井住友銀行 40.35% 住友生命保険相互会社 8.71% 日本マスタートラスト信託銀行株式会社(信託口) 4.05% 日本トラスティ・サービス信託銀行株式会社(信託口) 2.26% 株式会社クオーク 1.43%
主要取引銀行	事業内容が経営管理業務につき該当なし	三井住友銀行

最近3決算期間の業績	完全親会社			完全子会社		
決算期	16/3 期	17/3 期	17/9 期	16/3 期	17/3 期	17/9 期
営業収益(百万円)	55,515	258,866	16,206	48,342	52,304	27,299
営業利益(百万円)	52,470	256,222	14,468	18,806	18,042	9,795
経常利益(百万円)	51,188	253,448	12,424	19,104	18,323	10,031
当期純利益(百万円)	50,505	252,228	38,435	15,417	13,201	6,352
1株当り当期純利益(円)	3,704.49	38,302.88	5,646.36	52.49	42.37	20.56
1株当り配当金(円)(※3)	3,000	3,000	－	12.00	12.00	－
1株当り株主資本(円)	232,550.74	257,487.78	268,549.24	345.25	402.58	413.29

(※1) 現時点においてフレンド証券はＳＭＦＧの連結子会社であります。
(※2) 現時点の資本金は 1,420,877 百万円であります。
(※3) 普通株式の大株主および配当状況を記載しております。


RECEIVED
APR 24 2006
WASH., D.C.
199
SECTION

Exhibit B4(e)
(English Translation)

Sumitomo Mitsui Financial Group, Inc.
Sumitomo Mitsui Banking Corporation
SMBC Friend Securities Co., Ltd.

Notice regarding the making of SMBC Friend Securities into a wholly-owned subsidiary of SMFG
(- Strengthening financial consulting business for individuals through combining banking and securities businesses -)

TOKYO, March 30, 2006 --- Sumitomo Mitsui Financial Group, Inc. ("SMFG," President: Teisuke Kitayama), Sumitomo Mitsui Banking Corporation ("SMBC," President: Masayuki Oku) and SMBC Friend Securities Co., Ltd. ("SMBC Friend Securities," President: Katsuhiko Tamaki), a subsidiary of SMBC, announced that they had reached an agreement to strengthen financial services for individuals by combining banking and securities businesses, and resolved to make SMBC Friend Securities a wholly-owned subsidiary of SMFG by share exchange subject to regulatory approval, at the board meetings held by each company today.

1. Initiatives in financial services for individuals so far taken by SMFG

SMBC, since becoming the first Japanese bank to separate marketing channels for consumer banking and corporate banking in 1999, has taken various initiatives under its "One's next"

slogan, which reflects the emphasis it places on helping customers determine the next step in their financial plans in accordance with their stage in life, helping to make it one of the top financial groups in consumer financial services in Japan.

In particular, SMBC has been making efforts to expand its investment product lineup and financial services to match customers' needs, with products and services such as investment trusts and pension-type insurance, foreign bonds and structured bonds provided through its securities intermediary business, and single premium whole-life insurance.

In addition to expanding products and services, SMBC became the first Japanese bank to establish specialized in-branch counters for financial consulting ("Money-Life Consulting Desks") in its nation-wide branch network. By training employees to become highly-specialized financial consultants and placing them in marketing channels, SMBC established a system to carefully respond to diverse customer needs.

Moreover, SMBC has been making efforts to improve customers' accessibility to its services through initiatives such as the establishment of the "SMBC Consulting Plazas," which are specialized channels open even on weeknights, weekends and holidays, in 2004.

On the other hand, SMBC Friend Securities, a retail securities company operating mainly by face-to-face customer marketing, has been providing financial products such as stocks, bonds and investment trusts via 70 nation-wide marketing channels to a wide range of customers. Recently, it has recorded financial results matching those of the retail units of the largest securities companies in Japan and has maintained one of the best capital ratios in the securities industry in Japan, by providing products matching customer needs, including recently monthly dividend-type investment trusts and principal protected-type investment trusts.

2. Purpose of making SMBC Friend Securities a wholly owned subsidiary of SMFG

In accordance with the recent stabilization of the Japanese financial system, Japanese households' portfolios have shown clear signs of a shift from savings to investment, and their investment needs are expected to become further diversified.

At the same time, we believe that new types of asset management services, such as separately managed accounts, will become popular among individual investors who improve their financial knowledge and have an increased interest in portfolio management based on asset allocation concepts.

In view of these trends, SMFG will further strengthen cooperation among group companies by making SMBC Friend Securities a wholly-owned subsidiary, establishing a business model that is distinct from the conventional one by combining banking and securities businesses and maximizing synergies between them.

In particular, SMFG will promote reinforcement of collaboration between SMBC and SMBC Friend Securities as follows.

3. Specific measures for combining consumer banking and securities businesses

(1) Introducing fund wrap services

In order to respond to our customers' saying that "I don't have enough hours to think about my investments," "I would like to let reliable professionals manage my financial portfolio" and "I would like to utilize investment products customized for my needs," SMBC and SMBC Friend Securities will co-develop fund wrap services (accounts with investment advisories), with a target of offering the services over the bank's counters in the second half of fiscal 2006, subject to regulatory approval.

These fund wrap services, to be offered over the bank's counters by leveraging the securities intermediary business, are expected to be the first attempt of its kind in the Japanese financial industry.

In terms of lineup of investment trust products to be offered through the fund wrap services, all major asset classes will be covered to meet diverse customer needs. Both companies will adopt the so-called "open architecture" concept which SMBC has historically maintained, and plan to conduct a rigorous selection of investment products.

The minimum amount of investment in the fund wrap services will be approximately 20 million yen per customer, and the services will be developed to satisfy a wider range of customers including "baby boomers" who require asset management services for their retirement needs.

Fees for the fund wrap services will be charged basically according to the balance of assets under account at a fixed rate. However, by also introducing variable fee tables according to investment performance, we will try to further enhance customer satisfaction.

(2) Accelerating personnel exchange among SMFG group companies

SMFG will accelerate the exchange of personnel between SMBC and SMBC Friend Securities, in order to provide more comprehensive consulting services to its customers.

Specifically, in order to provide fund wrap services at SMBC's marketing channels, SMFG will select front-line officers from SMBC and SMBC Friend Securities, furnish them with asset management know-how and skills specific to both companies, and reallocate them to SMBC's branches as portfolio advisors. SMFG will promote "collaborative consulting" between portfolio advisors and SMBC's existing financial consultants.

In addition to the above, SMFG will actively advance personnel exchanges, including transferring approximately 100 employees of SMBC Friend Securities to SMBC, in fiscal 2006. In addition, SMFG will further accelerate the exchange of personnel between SMBC and SMBC Friend Securities in view of a more efficient group-wide human resource allocation. Through such initiatives, SMFG will put its efforts into developing human resources that can constantly provide high level of consulting services based on in-depth knowledge of both the banking and securities businesses.

Through strengthening collaboration between SMBC and SMBC Friend Securities both in terms of products and human resources, SMFG plans to substantially increase the total balance of investment trusts under the accounts of both SMBC and SMBC Friend Securities, currently approximately 3.3 trillion yen.

(3) Expanding consulting services for investments in individual stocks

Encouraged by the recent recovery of the Japanese macro-economy and equity market, Japanese consumers' interest in equity investments has been rapidly increasing. In order to respond to this trend, SMBC Friend Securities plans to establish new "Equity Consulting Desks," and build a system to provide SMBC's individual customers with consulting services for long term investments in individual stocks.

4. Summary of Share Exchange

The following is an overview of the share exchange:

(1) Expected Schedule

Board meetings to approve share exchange agreement	April 28, 2006
Signing of share exchange agreement (Announcement of share exchange ratio)	April 28, 2006

General shareholders' meeting to approve share exchange agreement (SMBC Friend Securities)	June 29, 2006
Effective date of share exchange	September 1, 2006

(Note) This share exchange will not require approval at the general shareholders' meeting of SMFG, since it is regarded as a "simple share exchange."

(2) Share exchange ratio

Share exchange ratio will be determined by the boards taking into consideration a third party's financial analysis using reasonable procedures.

(3) Corporate name of SMBC Friend Securities after the share exchange remains unchanged.

The share exchange will not affect SMFG's earnings forecasts for the year ending March 31, 2006.

Overview of SMFG and SMBC Friend Securities

(As of September 30, 2005, non-consolidated basis)

	Parent company		Wholly owned subsidiary	
Company name	Sumitomo Mitsui Financial Group, Inc.		SMBC Friend Securities Co., Ltd. (*1)	
Business description	Management of the affairs of subsidiaries and relevant ancillary functions		Securities business	
Date of establishment	December 2, 2002		March 2, 1948	
Head office	1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo		7-12, Nihonbashi-kabuto-cho, Chuo-ku, Tokyo	
Representative	President: Teisuke Kitayama		President & CEO: Katsuhiko Tamaki	
Capital Stock	1,352,651 millions of yen (*2)		27,270 millions of yen	
Shares issued and outstanding	Common stock 7,303,472.77 Preferred stock 950,101		Common stock 311,269,929	
Stockholder's equity	3,312,686 millions of yen		127,320 millions of yen	
Total assets	3,653,155 millions of yen		243,482 millions of yen	
Date of fiscal year end	March 31		March 31	
Number of employees	122		1,844	
Principal customer	Not applicable		Individuals, companies, etc	
Principal shareholders (Name and percentage of shares outstanding) (*3)	Japan Trustee Services Bank, Ltd. (Trust Account)	6.56%	Sumitomo Mitsui Banking Corporation	40.35%
	The Master Trust Bank of Japan, Ltd. (Trust account)	5.99%	Sumitomo Life Insurance Company	8.71%
	The Chase Manhattan Bank N.A. London (Standing agent; Mizuho Corporate Bank, Ltd.'s Kabutocho Custody & Proxy Department within the Settlement & Clearing Services Division)	2.13%	The Master Trust Bank of Japan, Ltd. (Trust account)	4.05%
	Nippon Life Insurance Company	2.11%	Japan Trustee Services Bank, Ltd. (Trust Account)	2.26%
	State Street Bank and Trust Company 505103 (Standing agent; Mizuho Corporate Bank, Ltd.'s Kabutocho Custody & Proxy Department within the Settlement & Clearing Services Division)	1.91%	QUOQ Inc.	1.43%
Main financing bank	Not applicable		Sumitomo Mitsui Banking Corporation	

Financial Results of the past 3 fiscal years	Fiscal year	FY2003 ended March 31, 2004	FY2004 ended March 31, 2005	1st half of FY 2005 ended September 30, 2005	FY2003 ended March 31, 2004	FY2004 ended March 31, 2005	1st half of FY 2005 ended September 30, 2005
	Operating income (millions of yen)	55,515	258,866	16,206	48,342	52,304	27,299
	Operating profit (millions of yen)	52,470	256,222	14,468	18,806	18,042	9,795
	Ordinary profit (million of yen)	51,188	253,448	12,424	19,104	18,323	10,031
	Net income (millions of yen)	50,505	252,228	38,435	15,417	13,201	6,352
	Net income per share (yen)	3,704.49	38,302.88	5,646.36	52.49	42.37	20.56
	Dividend per share (yen) (*3)	3,000	3,000	–	12.00	12.00	–
	Stockholders' equity per share (yen)	232,550.74	257,487.78	268,549.24	345.25	402.58	413.29

(*1)SMBC Friend Securities is a consolidated subsidiary of SMFG.

(*2)SMFG's capital stock is currently 1,420,877 millions of yen.

(*3)Principal shareholders and dividend per share of common stock

Exhibit B4(1)

平成１８年３月３０日

各　　位


SEC MAIL PROCESSING
RECEIVED
APR 24 2006
WASH. D.C.
199
SECTION

株式会社三井住友フィナンシャルグループ
（コード番号　８３１６）

<u>ヤフーと三井住友銀行グループのインターネット金融事業における戦略的提携について</u>

当社の連結子会社である株式会社三井住友銀行及び株式会社ジャパンネット銀行が、本日別添のプレスリリースを公表しましたので、お知らせします。

なお、本件に伴う平成１８年３月期業績予想の変更はありません。

以　　上

【本件に関するお問い合わせ先】
広報部　石田　TEL：03-5512-2676

平成１８年3月３０日

各　位

ヤ フ ー 株 式 会 社
株式会社ジャパンネット銀行
株 式 会 社 三 井 住 友 銀 行

ヤフーと三井住友銀行グループの
インターネット金融事業における戦略的提携について

～ポータルサイト事業とネットバンク事業の連携による
新たなインターネット金融事業の共同推進～

ヤフー株式会社（代表取締役社長 井上 雅博）、株式会社ジャパンネット銀行（代表取締役社長 藤森 秀一）、株式会社三井住友銀行（頭取 奥 正之）は、ポータルサイト事業及びネットバンク事業の双方を活用することにより、新たなインターネット金融事業を創造し発展させることを目的とする業務提携・資本提携を行うことについて、本日、合意いたしましたので、お知らせいたします。

１．提携の目的

ヤフー及びジャパンネット銀行は、それぞれを戦略的パートナーとして位置付け、ポータルサイト事業とネットバンク事業を連携させた、新しいインターネット金融事業を創造し、インターネットを利用する幅広いお客さまのニーズにきめ細かくおこたえしてまいります。

２．業務提携の概要

ヤフー及びジャパンネット銀行は、双方の培ってきたブランド、顧客基盤、ノウハウ、経験等を活かしながら、新たな商品及びサービスを共同で開発・提供いたします。これにより、ヤフーはお客さまに既存サービスや Yahoo! JAPAN　ID と密接に連携した利便性の高い先進的な決済サービスと金融サービスを提供し、また、ジャパンネット銀行は、消費のシーンにより近づいたネット決済サービスを提供することを通じて、同行ユーザーの利便性向上とユーザー数の拡大を目指します。

3．資本提携の概要

ヤフー、ジャパンネット銀行及び三井住友銀行は、関係当局の認可を前提として、資本提携を行います。

（1）銀行持株会社の設立

三井住友銀行は、ジャパンネット銀行の管理を目的とする銀行持株会社を設立します。
また、銀行持株会社は当初ジャパンネット銀行株式の 57%を保有し、将来的には 75%～80%まで高める方向で検討してまいります。

（2）ヤフーによる資本参加

ヤフーは、銀行持株会社の株式のうち、三井住友銀行から 14.9%の株式の譲渡を受け、将来的には増資等により最大 50%程度を保有した上で、三井住友銀行と共同で銀行持株会社を運営することを検討します。

（3）ジャパンネット銀行の増資

ジャパンネット銀行は将来のリスクへの備えとして自己資本を充実させるために、今後 300～400 億円の増資を検討します。

4．スケジュール（予定）

2006 年度上期　銀行持株会社設立
　　　　　　　ヤフーによる資本参加（14.9%）
2006 年内　　　新決済サービスの開始
　　　　　　　銀行持株会社の増資
　　　　　　　ジャパンネット銀行の増資

以　上

＜本件に関するお問合せ先＞

ヤフー株式会社	広　報	羽入	ＴＥＬ：03-6440-6103
株式会社ジャパンネット銀行	企画部	斉藤	ＴＥＬ：03-3344-5210
株式会社三井住友銀行	広報部	森田	ＴＥＬ：03-5512-2679

【ご参考】

○ヤフー株式会社の概要

名称	ヤフー株式会社
主な事業内容	インターネット上の広告事業、ブロードバンド関連事業、オークション事業等
設立年月日	平成8年1月31日
本店所在地	東京都港区六本木六丁目10番1号
代表者	代表取締役社長　井上　雅博
資本の額	6,803百万円（平成17年9月末現在）
従業員数	1,742名　　（平成17年9月末現在）
大株主構成および持株比率	ソフトバンク株式会社　41.9% ヤフーインク（常任代理人 大和証券エスエムビーシー株式会社）　33.4% 日本マスタートラスト信託銀行株式会社　2.2% （平成17年9月末現在）

○株式会社ジャパンネット銀行の概要

名称	株式会社ジャパンネット銀行
主な事業内容	銀行業務
設立年月日	平成12年9月19日
本店所在地	東京都新宿区西新宿二丁目1番1号
代表者	代表取締役社長　藤森　秀一
資本の額	20,000百万円（平成17年9月末現在）
従業員数	80名　　（平成17年9月末現在）
大株主構成および持株比率	株式会社三井住友銀行　57.0% 富士通株式会社　10.0% 日本生命保険相互会社　10.0% （平成17年9月末現在）

○株式会社三井住友銀行の概要

名称	株式会社三井住友銀行
主な事業内容	銀行業務
設立年月日	平成8年6月6日
本店所在地	東京都千代田区有楽町一丁目1番2号
代表者	頭取　奥　正之
資本の額	664,986百万円（平成17年9月末現在）
従業員数	16,806名　　（平成17年9月末現在）
大株主構成および持株比率	株式会社三井住友フィナンシャルグループ　100.0% （平成17年9月末現在）


RECEIVED
APR 24 2006
199
SECTION
WASH., D.C.

Sumitomo Mitsui Financial Group, Inc.

Strategic Alliance between SMBC Group and Yahoo Japan in Internet Financial Services Business

TOKYO, March 30, 2006 --- Sumitomo Mitsui Financial Group, Inc. ("SMFG") hereby announces that Sumitomo Mitsui Banking Corporation ("SMBC"), its consolidated subsidiary, has published the attached press release today.

This will not affect SMFG's earnings forecast for the fiscal year ending March 31, 2006.

Yahoo Japan Corporation
The Japan Net Bank, Limited
Sumitomo Mitsui Banking Corporation

Strategic Alliance between SMBC Group and Yahoo Japan in Internet Financial Services Business

(-Joint promotion of new Internet financial services business combining portal site business and Internet banking-)

TOKYO, March 30, 2006 --- Sumitomo Mitsui Banking Corporation ("SMBC," President: Masayuki Oku) announced that SMBC, The Japan Net Bank, Limited ("Japan Net Bank," President: Shuichi Fujimori), and Yahoo Japan Corporation ("Yahoo Japan," President: Masahiro Inoue) today agreed to form business and capital alliance to create and develop new Internet financial services business by combining the Internet portal service of Yahoo Japan and the Internet banking service of Japan Net Bank.

1. Purpose of alliance

Recognizing each other as strategic partners, Yahoo Japan and Japan Net Bank will create a new Internet financial services business by combining their portal site business and Internet banking business, respectively, in order to precisely respond to the wide-ranging needs of Internet users.

2. Outline of business alliance

Yahoo Japan and Japan Net Bank will jointly develop and provide new products and services by leveraging their brands, customer bases, expertise and experience. The alliance enables Yahoo Japan to provide advanced and convenient settlement services closely tied up with its existing services and "Yahoo! JAPAN ID", and Japan Net Bank to provide Internet settlement services that more closely match users' consumption patterns thereby improving user convenience and increasing its customer base.

3. Outline of capital alliance

SMBC, Japan Net Bank and Yahoo Japan will enter into a capital alliance subject to regulatory approval.

(a) Establishment of a bank holding company

SMBC will establish a bank holding company operating Japan Net Bank.

The bank holding company will hold 57% shares of Japan Net Bank initially, and will consider holding up to 75 – 80% in the future.

(b) Capital participation by Yahoo Japan

Yahoo Japan will acquire 14.9% shares of the bank holding company transferred by SMBC initially, and will consider to hold approximately 50% shares at the maximum through the bank holding company's capital increase and so on to co-manage the company with SMBC in the future.

(c) Capital increase by Japan Net Bank

To strengthen its capital base and prepare for future risk factors, Japan Net Bank will consider increasing capital for 30 - 40 billion yen.

4. Schedule

First half of fiscal 2006:	Establish the bank-holding company Yahoo Japan acquires capital (14.9%)
By the end of 2006:	Launch new settlement service
	Capital increase by the bank holding company
	Capital increase by Japan Net Bank

Appendix

Profile of Yahoo Japan

Company name	Yahoo Japan Corporation
Business description	Internet Advertising business, Broadband business, Auction business, Other businesses
Date of establishment	January 31, 1996
Head office	10-1, Roppongi 6-chome, Minato-ku, Tokyo
Representative	President & CEO: Masahiro Inoue
Capital stock	6,803 millions of yen (as of Sep. 30, 2005)
Number of employees	1,742 (as of Sep. 30, 2005)
Principal shareholders (Name and percentage of shares outstanding)	SOFTBANK CORP.: 41.9% Yahoo! Inc. (Standing agent: Daiwa Securities SMBC Co. Ltd.): 33.4% The Master Trust Bank of Japan, Ltd.: 2.2% (as of Sep. 30, 2005)

Profile of Japan Net Bank

Company name	The Japan Net Bank, Limited
Business description	Commercial banking
Date of establishment	September 19, 2000
Head office	1-1, Nishi-Shinjuku 2-chome, Shinjuku-ku, Tokyo
Representative	President: Shuichi Fujimori
Capital stock	20,000 millions of yen (as of Sep. 30, 2005)
Number of employees	80 (as of Sep. 30, 2005)
Principal shareholders (Name and percentage of shares outstanding)	Sumitomo Mitsui Banking Corporation: 57.0% Fujitsu Limited: 10.0% Nippon Life Insurance Company: 10.0% (as of Sep. 30, 2005)

Profile of SMBC

Company name	Sumitomo Mitsui Banking Corporation
Business description	Commercial banking
Date of establishment	June 6, 1996
Head office	1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo
Representative	President: Masayuki Oku
Capital stock	664,986 millions of yen (as of Sep. 30, 2005)
Number of employees	16,806 (as of Sep. 30, 2005)
Principal shareholders (Name and percentage of shares outstanding)	Sumitomo Mitsui Financial Group, Inc.: 100.0% (as of Sep. 30, 2005)

Exhibit B4(g)

平成 18 年 3 月 31 日

各　位

株式会社 三井住友フィナンシャルグループ
（コード番号 ８３１６）

代表取締役異動のお知らせ

平成 18 年 6 月 29 日付の役員人事を下記のとおり内定しましたので、お知らせいたします。

記

（新）	（現）	
常任監査役	取締役副社長（代表取締役）	楠　守雄
取締役副社長（代表取締役）	（株）三井住友銀行 専務取締役（代表取締役）	西山　茂

以　上

(English Translation)

Sumitomo Mitsui Financial Group, Inc.

Notice regarding Change of Representative Directors

TOKYO, March 31, 2006 --- Sumitomo Mitsui Financial Group, Inc. (SMFG) hereby announces the following changes of directors. Appointments are scheduled to be effective on June 29, 2006.

Post to be appointed	Current post	Name
Sumitomo Mitsui Financial Group, Inc. Corporate Auditor	Sumitomo Mitsui Financial Group, Inc. Deputy President (Representative Director)	Morio Kusunoki
Sumitomo Mitsui Financial Group, Inc. Deputy President (Representative Director)	Sumitomo Mitsui Banking Corporation Senior Managing Director (Representative Director)	Shigeru Nishiyama